Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following third-party letters were made available on Comcast’s website:

Before the
Federal Communications Commission
Washington, D.C. 20554

In the Matter of:	)
)
Applications of Comcast Corp., Time Warner	)	GN Docket No. 14-57
Cable Inc., Charter Communications, Inc. and	)
And SpinCo	)

For Consent to Assign or Transfer Control of	)
Licenses and Authorizations	)

Comments of Roslyn Layton1

August 25, 2014

As an American academic making international comparisons of broadband markets, I offer commentary on topics relevant to the evaluation of the Comcast-Time Warner Cable transaction. This comment addresses the FCC’s process to evaluate the merger, dynamic competition in cable market, the access market for cable and broadband, international cable comparisons between the US and the EU, and a few points relevant to interconnection. Following are the key conclusions of this comment.

•
It is important that the FCC evaluate this transaction on its merits. While public comment is helpful to consider, it is important that the FCC remain independent and not influenced by politics or public opinion. The FCC needs to do its utmost to focus on the facts, not the emotions stirred by the media about this transaction. The FCC must also ensure that it evaluates the facts in light of the antitrust standard of whether the merger will substantially lessen competition. To the extent that the FCC investigates public interest, it should be guided by matters that are effected by the merger, not other policy goals.

•
The American broadband market is highly dynamic. It is characterized by high levels of investment and innovation in technology. Technological development of the market is the key driver of the market. In dynamic markets where investment and innovation create continued disruption, the FCC needs to recognize that its ability to predict the future of markets is limited. This suggests that there is a risk that the FCC can make regulatory errors (e.g. mischaracterizing the market and/or the merger) by not approving the transaction. That being said, the FCC could approve the merger today based on its merits, but should it find anticompetitive activity in the future, it can intervene as it can do with all network service providers, not just Comcast.

•
Comcast has a number of serious competitors in the broadband internet access business as well as the video and voice businesses. Its competitors in broadband include other network providers of broadband through fiber, DSL and copper networks (especially the next generation standard for copper, VDSL); next generation mobile wireless providers; and other technologies. Comcast has many competitors in the video business, from the range of over the top (OTT) video providers such as Netflix, YouTube, Hulu, Amazon, and so on as well technologies such as Roku, a standalone set-top box that delivers hundreds of channels via broadband. Moreover the content/entertainment part of Comcast’s business is highly

1 I am an American citizen working as a Ph.D. Fellow in internet economics at the Center for Communication, Media and Information Studies at Aalborg University in Denmark. I am also a Visiting Fellow at the American Enterprise Institute. These comments are my own. More information about me is available at http://roslynlayton.com/about/.

R. Layton/Aalborg University	GN Docket No.14-57	1

elastic and subject to heterogeneous consumer preferences. Not only do consumers have a myriad of choices of how to spend their time online (from Facebook to online books to streaming music), consumers’ choice of leisure and entertainment activities are limited only to their imagination and need not involve Comcast in any way. In fact this requested merger largely reflects the increasingly competitive world that Comcast faces. I see no evidence that competition will be lessened by this transaction.

•
Comcast and TWC do not compete in any relevant market for broadband, video or voice services. Therefore this merger will not remove a competitor, which means that this merger will not reduce competition or consumer choice.

•
There is no evidence that consumers would be harmed by the Comcast-TWC transaction. Comcast has many incentives to serve its customers and has made a number of significant improvements over the years. Indeed it has met all of the promises required as a part of its merger with NBC, and has exceeded a number of measures including enrolling low-income families in its Internet Essentials program, increasing broadband speeds beyond requirements, and exceeding coverage expectations. Comcast is presently the only company in America that upholds the FCC’s 2010 Open Internet rules, now struck down in court. In fact there are a number of areas where the merger can enhance consumer welfare, namely in technology upgrades and enhanced scale economies for TWC customers.

•
There is no evidence that content or application providers would be harmed by this merger. On the contrary the deployment of improved network technology to TWC customers will likely enhance services from third party content and application providers. Indeed the growth of such content and applications helps to drive demand for Comcast’s services.

•
When compared to other countries, the American broadband and cable market is highly competitive and efficient. My research shows that Americans consume increasing amounts of internet data and video at decreasing costs on a wider variety of networks. This proposed transaction will support Comcast’s ability to invest in important initiatives such as neighborhood Wi-Fi and has spurred other network providers to step up their competitive strategies.

•
Mergers and acquisitions create a number of benefits for companies such as deploying better business models across a larger customer base, accessing new technologies, improving terms for financing, and activating hidden or nonperforming assets in the target company. Mergers can also help to lower and make more efficient use of administration. They can make more efficient use of sales and marketing activities and improve utilization infrastructure. These efficiencies provide benefits to customers in the form of lower unit costs of service, improved quality and value of service, and new technologies and innovation. Moreover transactions such as these are important to drive the dynamism of broadband market. Innovation and investment are about risk-taking, and companies need to take risks to fulfill these objectives.

•	For the reasons set out above and discussed in more detail below, I see no reason to oppose this transaction.

R. Layton/Aalborg University	GN Docket No.14-57	2

Internet interconnection should have no role in the merger review – Internet interconnection is a highly competitive market

Some commentators claim the danger of this merger is that Comcast will use increased share of broadband Internet subscribers to foreclose streaming video competition. These critics claim that the increase in Comcast’s share of broadband subscribers will somehow enable it to extract rents from so-called edge firms such as Netflix. This argument is false for three reasons.

(1)
The theory and practice of two-sided markets demonstrates that Comcast, as a platform between content providers such as Netflix and broadband subscribers, has incentives to maximize the participation of both sides of the market. This is a robust literature of some 360,000 articles covering a variety of industries. The theory of two-sided platforms, first promoted by Rochet & Tirole (2006), have an inherent incentive to price efficiently, meaning that market failures are unlikely to occur. It is not inherent that firms will attempt to act in way that deters consumer welfare, innovation, or efficiency. Platforms want to get both sides of the market “on board” so they tend to maximize—not foreclose—the participation of the parties. Anything that Comcast does to foreclose one side or the other reduces its profits.

(2)
If it was the intention of Comcast to foreclose a competitor such as Netflix, then it would have done so already. It makes no sense that Comcast would nurture a competitor into a global player, only to foreclose it later when it becomes even more expensive and difficult. On the contrary, Netflix has grown into the world’s leading streaming video provider precisely because Comcast and other American broadband providers offer networks and subscribers to Netflix. These kinds of arguments about Comcast using the merger to abuse other firms are plain conjecture and fear mongering and should be rejected outright.

(3)
Should Comcast attempt to exploit Netflix, then Comcast will face a difficult time defending its actions to the FCC and with competition law. Indeed Netflix has many defenses against such practices, not just antitrust, but its formidable power in public relations.

Netflix as single largest source of traffic on America’s broadband networks has an incentive to game the regulatory process and the Comcast-TWC merger to win favorable conditions for itself. Netflix is astute to use public relations and its dubious speed tests as a means to win public opinion and to pressure policymakers to give into its demands. I am in process of cataloguing Netflix’s practices in other countries where it uses a number of manipulative tactics to force broadband providers to connect to its content delivery network, to house Netflix servers within their infrastructure, and to avoid paying transit fees. A particular case was observed in Norway in 2012 with the Netflix launch. Telenor, the largest operator in the country, deployed generation networks across the country along with its proprietary content delivery network (CDN). At more than 1000 miles, Norway is the longest country in Europe and has one of the harshest climates. So the upfront and continuing costs of broadband infrastructure are considerable.

Netflix had a global agreement with Level 3 to ensure the efficient content delivery to many countries in the world, but not to Norway. Telenor offered to cache Netflix content in its own network for a standard fee. Netflix countered that Telenor connect to Netflix’s nearest exchange, located in Stockholm, Sweden and run by competitor Telia. Netflix claims that OpenConnect is free, but there are real costs for Telenor to connect to an exchange in another country. Routing content for the Norwegian market via Sweden is not an optimal solution for customer experience for Norwegian users. A local solution provides better quality of experience. Telenor declined Netflix’s option both for cost reasons and because the formatting employed in Netflix is not optimal for Telenor’s network.

R. Layton/Aalborg University	GN Docket No.14-57	3

As articles from the Norwegian press document, Netflix threatened to use its speed test to expose Telenor as having a slow network because no CDN solution was employed. Telenor refused to comply. Netflix published the report as promised, and Telenor received a number of negative articles in the press as a result.2

If Netflix were an airline, its actions would be similar to selling a ticket to Washington Reagan National Airport but landing instead at Dulles Airport and then expecting Reagan National Airport to pay the passengers’ transport cost to the city. It should be observed that Netflix is unique in using these types of tactics. Operators and content providers around the world exchange traffic with little to no problem and with little regulatory oversight. Among leading content providers, only Netflix is calling for price controls (setting transit rates at zero). In any event, after some time, Netflix and Telenor were able to negotiate an agreement, and it did not require regulatory intervention.

For a profitable and growing company such as Netflix, its complaints about being oppressed and its demands for price controls are disingenuous. It audaciously couches its argumentation in the hallowed language of net neutrality while it lobbies for self-serving business conditions. This disrespects many human rights activists around the world who see net neutrality as their First Amendment.

As stated earlier, there is no reduction in competition as a result of this merger. Thus Comcast’s negotiating power relative to others in the Internet ecosystem will not change. This means the FCC should pay no attention to the claims that this merger will stifle edge providers. It is important to realize, however, that not all content providers are the same. There are “hypergiants” such as Netflix and YouTube which generate disproportionate amounts of traffic, upwards of half of all traffic on American networks. And there are millions of other content providers, whose marginal traffic addition is negligible.

Research undertaken by MIT and UCSD discovered that content providers do not have a problem accessing Comcast’s customers. There are over 40 peering and transit paths into Comcast. The MIT-UCSD study did find that Netflix occasionally had an issue connecting with Comcast, but there was no reason to consider it a widespread problem. The study “Measuring Internet Congestion: A Preliminary Report” investigates transit and peering links offers the following preliminary conclusions,

Congestion at interconnection points does not appear to be widespread. Apart from specific issues such as Netflix traffic, our measurements reveal only occasional points of congestion where ISPs interconnect. We typically see two or three links congested for a given ISP, perhaps for one or two hours a day, which is not surprising in even a well-engineered network, since traffic growth continues in general, and new capacity must be added from time to time as paths become overloaded... congestion does not always arise over time, but can come and go essentially overnight as a result of network reconfiguration and decisions by content providers as to how to route content.” 3

In the case of large content providers (or hypergiants) such as Netflix, congestion may occur because of its enormous content loads amount to a third of network traffic. That one of millions of content providers should have an issue with congestion from time to time is not a reason to conclude that the market interconnection is not working. The issue is whether Netflix will maintain interconnection norms and negotiate commercial terms with broadband providers such Comcast, or whether it will abuse the regulatory process to win price controls and

2 http://www.dagensit.no/article2529131.ece, http://www.dagensit.no/article2529667.ece
3 MIT, Measuring Internet Congestion: A Preliminary Report, Page 2 https://ipp.mit.edu/sites/default/files/documents/Congestion-handout-final.pdf

R. Layton/Aalborg University	GN Docket No.14-57	4

favorable business conditions at the expense of all broadband subscribers, even those that don’t subscribe to its service.4

It should be noted that with its Comcast agreement, Netflix was able to get better interconnection conditions, presumably lower costs because otherwise it would not have entered into it, and improved quality for its customers, as its own speed index reports. It should be noted that these two large parties resolved their dispute with adjudication. There is no market failure here that needs remedy.

The market for interconnection works on the forces of supply and demand, just like any other market. Most traffic is exchanged for free, as long as it roughly equal, which is used as a proxy for the contribution of similar value by the two parties. However some traffic is more highly demanded and comes in a greater quantity than other traffic. Netflix traffic is the best example of this. However Comcast is bounded by the demands of its customers, and if it doesn’t deliver Netflix, it will lose customers. As such Comcast faces a strong incentive to find an equilibrium with Netflix. I doubt that Comcast would erect tolls on Netflix even if it could.

It should also be mentioned that large edge content providers have the potential to route their enormous traffic in such a way to create congestion on purpose, which can then be used as leverage to extract rents from broadband providers such as Comcast. The example that I noted from Norway is just one example of the types of tactics that Netflix is able to use to extract leverage. The point for the FCC is not base its analysis on conjecture. It needs to look at the facts and evidence in evaluating the merger.

As a general matter, Congress and the FCC have been reluctant to regulate internet protocol interconnection for good reason. The market for IP interconnection has been emerging and evolving. Moreover with continuing diversification of actors and business models, it is competitive. It is remarkable how well the regime has operated for over two decades with so little intervention.

However a market can quickly become uncompetitive when government creates distortions through price controls , manipulations, and lack of transparency. Not surprisingly, when the FCC entertains the possibility of regulation of IP interconnection and Title II utility regulation, it signals that it is “open for business” and creates perverse incentives. Firms line up at its door asking for handouts. A case in point is the FCC’s Notice of Proposed Rulemaking 14-28 on net neutrality in which Mozilla egregiously requests the creation of a “remote delivery service”, essentially creating a regulatory category to satisfy its business goals, and Netflix blatantly calls for favorable treatment through price controls in transit.

Apart from Netflix’s complaining, which is largely a public relations stunt, there are no systematic problems in the IP interconnection market in need of fixing. As the last two decades have shown, the market for interconnection has worked without government oversight or intervention. Not only is this demonstrative of the competitive nature of the market, but it shows that actors have incentives to cooperate and find efficient outcomes. The FCC should have the wisdom and judgement to consider the Netflix complaint as a reflection of that company’s perspective, not the characterization of the interconnection market as a whole, which the evidence and experience show is working well. The now resolved situation with Netflix is not a reason to oppose the merger.

Adam Thierer, “Unnatural Monopoly: Critical Moments in the Development of the Bell System Monopoly,” Cato Journal, 1994.
4 To read about Netflix’s practices, see http://www.usnews.com/opinion/economic-intelligence/2014/07/03/netflixs-net-neutrality-double-standard

R. Layton/Aalborg University	GN Docket No.14-57	5

The FCC should evaluate the merger on its merits

The emergence of information communication technology (ICT) has allowed Americans new, low-cost and effective ways to participate in the public process. The growth of broadband networks by copper, cable, fiber, satellite, mobile, Wi-Fi and other technologies supports an panoply of devices, platforms, content, and media. In the past if someone wanted to start broadcasting company, he had to go through a flippant and labyrinthine process at the FCC. Today online news services are started literally in garages without the FCC’s permission. Individuals have numerous ways to express themselves and to join like-minded groups. Comcast along with 1700 over broadband providers in America facilitate this development of expression through the provision of high speed broadband internet networks. This has been the trend, and there is no reason it will not continue should the broadband market be left alone.

At the same time as ICT technologies enable expression, they also allow parties to game the regulatory process. The same technologies that democratize communication can also be manipulated. I observe that there is a campaign against this merger with the primary message of “big is bad” and “Comcast is bad” without providing critical substance or analysis. This campaign against this transaction flourishes primarily through shrewd marketing, slogans, and fear mongering. The campaign is further suspect when one considers that it is funded by a group of wealthy foundations, companies, and individuals who have distinct ideological positions that broadband should be a utility or have commercial objectives of winning a favorable regulatory environment for their companies at the expense of other industries and companies. Indeed the same parties that oppose this transaction also attempt to paint the picture that America’s broadband market is “bad”. Their objective is to build a case for the imposition of utility regulation through reclassification of broadband under Title II of the Communications Act. As I have noted in my comment5 on the NPRM for the Open Internet, the allegations about the conduct of broadband companies come from theoretical concerns and conjecture, not demonstrated evidence.

A number of journalists and academics have an ideological view that communications is a human right and therefore should be provided by the government, not private entities. Others still do not believe in copyright and resent the earning of profit on intellectual property. They would prefer an internet with little to no commercial activity. While people have the right to their opinions, it is not the province of the FCC to make such value judgments. Indeed these arguments are better directed to the legislative process in Congress and in elections, not in the regulatory process. It is the FCC’s job to enforce the law, not to bend it to special interests.

In my estimation, Comcast has many incentives to act in a responsible way. The market for broadband is increasingly competitive as noted by studies by the FCC itself,6 the Federal Trade Commission,7 the White House’s Office of Science and Technology Policy,8 the OCED,9 the ITU,10 and a number of policy analysts and academics both in the US and abroad. See the work of Christopher Yoo,11 Jeffrey Eisenach12, Richard

5 http://roslynlayton.com/wp-content/uploads/2014/07/Roslyn-Layton-NPRM-14-28.pdf
6 http://www.fcc.gov/reports/measuring-broadband-america-2014
7 http://www.ftc.gov/sites/default/files/documents/reports/broadband-connectivity-competition-policy/v070000report.pdf
8 http://www.whitehouse.gov/sites/default/files/broadband_report_final.pdf
9 http://www.oecd.org/sti/broadband/oecdbroadbandportal.htm
10 “Measuring the Information Society,” International Telecommunications Union, 2013, 82, http://www.itu.int/en/ITU-D/Statistics/Documents/publications/mis2013/MIS2013_without_Annex_4.pdf.
11 Yoo, Christopher. “US vs. European Broadband Deployment: What Do the Data Say?”, University of Pennsylvania 2014.
12 See http://www.gsmamobilewirelessperformance.com/ and
http://www.navigant.com/~/media/WWW/Site/Insights/Economics/Navigant-Mobile-Wireless-Canada-FINAL.ashx

R. Layton/Aalborg University	GN Docket No.14-57	6

Bennett,13 Everett Ehrlich, Scott Wallsten, Gregory Sidak, Jonathan Liebenau, Silvia Elaluf-Calderwood, Fernando Herrera Gonzalez, and Edmond Baranes who clearly establish the dynamic and competitive nature of access to video, broadband and voice services. Consumers can and do switch cable and broadband providers, and they have an excellent free tool called the National Broadband Map which lists broadband provider information for every zip code. Furthermore the media scrutinizes Comcast’s every move, and Comcast’s customers are active on social media should any customer service standard slip. Not only does the FCC have the power to decide of the fate of this merger, but it has all of the powers provided by law to regulate Comcast.

There is no doubt that the Comcast-TWC merger is hotly debated, and this is why the independence of the FCC is paramount. The FCC must judge the transaction on its merits—whether it will harm competition or negatively impact the public interest--not the opinions of interested parties. That being said, it is a courtesy that the FCC allows a public comment period. It’s not something afforded by the courts.

Broadband competition in America is dynamic and robust

Much of the discussion about the broadband and cable market tends to focus on national and macroeconomic statistics. For this transaction however, it is important to investigate how cable is provided at the local level through franchises, which means all services provided by cable – broadband, video and voice – are provided at the local level. It is absolutely the case—and can be independently demonstrated—that a merger between Comcast and TWC poses no concerns from a horizontal perspective. These companies do not compete in the same local markets where consumers purchase video, broadband, and voice services. A customer in Los Angeles cannot get broadband from Comcast because Comcast is not in the Los Angeles market. All that would change in Los Angeles, should the merger be approved, is that TWC would become Comcast. Consumers in Los Angeles will have the same number of providers. So, the claim by critics that the merger will reduce competition is not based on fact.

In her book Captive Audience: The Telecom Industry and Monopoly Power in the New Gilded Age, Susan Crawford asserts that there is a cable-telco duopoly for broadband and that four firms—AT&T, Verizon, Comcast, and Time Warner—control America’s broadband market, charge unfair prices, and leave their networks to languish.14 My research debunks Crawford’s claims including that American broadband providers do not invest in networks. On the contrary, they are leaders in broadband investment. Americans, just 4% of the world’s population, have enjoyed nearly a quarter of the world’s broadband investment for more than a decade and an investment rate that is nearly twice that of the EU per capita.15

As for American broadband prices, they scale with consumption, and American unit costs for broadband are lower than those of most countries in the world. Not only does the International Telecommunication Union’s 2013 report “Measuring the Information Society” (based on 2012 data) show the US to have some of the lowest entry level broadband prices in the world, the FCC recognizes16 that the US has the third lowest price of gigabit

13 Information Technology & Innovation Foundation, “The Whole Picture: Where America’s Broadband Networks Really Stand” (Feb. 12, 2013). http://www.itif.org/publications/whole-picture-where-america-s-broadband-networks-really-stand
14 Susan Crawford, Captive Audience: The Telecom Industry and Monopoly Power in the New Gilded Age (New Haven, CT: Yale University Press, 2013).
15 Michael Horney and Roslyn Layton, Innovation, Investment and Competition in Broadband and the Impact on America’s Digital Economy (Mercatus Center at George Mason University, August 15, 2014), http://mercatus.org/sites/default/files/Layton-Competitionin-Broadband.pdf.
16 FCC, “International Broadband Data Report” http://www.fcc.gov/reports/international-broadband-data-report-third, (Aug. 21, 2012).

R. Layton/Aalborg University	GN Docket No.14-57	71

of data among the countries surveyed (following Denmark and Estonia). Crawford’s sweeping assertions fail to account for important differences across countries, such as network type, speed, taxation, subsidies, media license fees, homeowner fees for broadband, and so on. It is interesting to note that many of the countries that Crawford praises (Sweden, South Korea, Japan, etc.) have fewer broadband providers per capita, each with higher market shares than those in the United States.

Furthermore, Sweden has lower overall coverage for NGA or next-generation access (57% of households) to broadband and significantly lower coverage in rural areas (only 6% of households) than the US. Comparing the US to the EU as a whole is even more interesting. While only 54% of EU households can access a broadband technology that delivers 25 Mbps or more, some 82% of American households can. Moreover 48% of America’s rural households can get these technologies while just 12% of those in the EU.17

Based upon the FCC’s own evidence, I reject Crawford’s assertion that there is a cable-telco duopoly. The FCC reports more than 1,700 providers of broadband in the country.18 There are hundreds of providers that account for two-thirds of connections provided by cable and DSL in the US.19 The FCC20 itself reports the following

•	99% of households (in census tracts) have two or more wired broadband providers as of Jun 31, 2013.

•	78% of households have three or more wired broadband providers as of June 31, 2013.

•
Between December 2012 and June 2013 data, there was an extraordinary increase in broadband choice. The FCC notes, The reported data show a 30% annual increase in the number of residential fixed-location connections that are at least 6 Mbps downstream and 1.5 Mbps up stream, (from 34.5 million in June 2012 to 45 million in June 2013) and a 31% annual increase in the number of connections that are at least 10 Mbps downstream and 1.5 Mbps up stream (from 34.1 million in June 2012 to 44.8 million in June 2013).

Despite what critics claim, there is vibrant competition in access to broadband, and given the accelerated investment by AT&T and CenturyLink to upgrade their networks to VDSL and fiber to the premises (FTTP), and Google Fiber’s entry into several markets, the choice and competition enjoyed by consumers will only increase. Furthermore some 99 percent of Americans can access wireless broadband speeds of 16 Mbps download via satellite, four times the minimum defined by the FCC and higher than most of the world’s broadband connections.

But competition should not be measured just in the number of firms; it should be measured by the variety of networks and the level of technology. The United States has a more evenly distributed subscribership across broadband technologies (DSL, cable, 4G/LTE mobile, fiber). Only a handful of countries, mainly small, highly

17 Christopher Yoo, U.S. vs European Broadband Deployment: What Do the Data Say? (Philadelphia, PA: Penn Law, Center for Technology, Innovation and Competition, June 2014), https://www.law.upenn.edu/live/files/3352-us-vs-european-broadband-deployment.
18 Ajit Pai (FCC commissioner), “The IP Transition: Great Expectations or Bleak House?” (remarks before the Internet Innovation Alliance, Washington, DC, July 24, 2014), http://www.fcc.gov/document/commissioner-pai-remarks-internet-innovation-alliance.
19 Leichtman Research Group, “2.6 Million Added Broadband from Top Cable and Telephone Companies in 2013,” Press Release, March 17, 2014, http://www.leichtmanresearch.com/press/031714release.html.
20 FCC, Internet Access Services: Status as of June 30, 2013, June 2014 (Release Date) at p. 9. Jun 2013 Data http://www.fcc.gov/document/fcc-releases-new-data-internet-access-services-1 Dec 2012 Data http://www.fcc.gov/document/fcc-releases-new-data-internet-access-services-8

R. Layton/Aalborg University	GN Docket No.14-57	8

populated European countries and city-states (Malta, Netherlands, Belgium, Luxembourg) have higher penetration of different networks.

As such, the United States should not aspire to have many providers simply for the numbers’ sake. Broadband quality is not appropriately measured by the number of providers or even the speed of broadband. A proper measurement of broadband needs to take into account of how broadband is used to make a society more productive and improve social and economic value.

In any event, those concerned about market power and concentration should look not at the market for broadband access, but at the markets for mobile operating systems (two leading players), search engines (one dominant player), and social networking (one dominant player). A more salient example of duopoly is the market for search engines. Google accounts for two-thirds of all searches in the United States. Microsoft and Yahoo (which both run Microsoft search engine technology) account for 28.7 percent of all searches. Together these firms account for 96.2 percent of all searches in the United States.21

Google takes the lion’s share of search advertising revenue and much online revenue in general. Google accounts for more than 40 percent of the revenue of online advertising, though Facebook is gaining, currently at 8.2 percent.22 But market power and concentration are not problematic in themselves, only in their abuse. Indeed, these companies are innovative even though they have high market concentration. The same is true for the cable industry and Comcast. Indeed market concentration can have many benefits for consumers. Think of the many benefits that Amazon has created for consumers and competition.

At $397 billion Google has a larger market capitalization than any broadband provider in America, and it operates its own fiber to the premises networks. Facebook is also significant at with a market cap of $194 billion and offers a communications platform with voice, text, and data that serves by 1.3 billion users.23 Facebook is in fact the world’s largest communications company by number of users.

Both Google and Facebook have larger user bases than any American broadband provider, and they are both de facto network providers given their large infrastructure footprints, data centers, and server farms. Facebook recently acquired the world’s leading OTT provider of messaging with 450 million users, WhatsApp, for $19 billion.24 While telco, cable, and cellular providers face significant regulation, Google, Facebook and other OTT providers are essentially unregulated in their provision of communication and information services.

Crawford declares that broadband is too important to be left to the market and calls for a nationalization of the nation’s networks to into a national fiber to the home project. The same statement can be turned around to say that the sheer needs of information and decision-making are so vast and the nature of the technology so rapidly changing that broadband cannot be left to the government. Rather than the FCC deciding the broadband future (as the regulatory process is highly subject to errors), America is better served by a multitude of competing broadband providers in a market-led, technology-neutral framework. Each network offers a different set of advantages for consumers who should be free to choose the packages that suit their needs and budget.

21 “US Search Engine Rankings,” comScore, March 18, 2014,
http://www.comscore.com/Insights/Press_Releases/2014/3/comScore_Releases_February_2014_U.S._Search_Engine_Rankings.
22 “Mobile Growth Pushes Facebook to Become No. 2 US Digital Ad Seller,” eMarketer, December 19, 2013, http://www.emarketer.com/Article/Mobile-Growth-Pushes-Facebook-Become-No-2-US-Digital-Ad-Seller/1010469.
23 “Company Info,” Facebook, December 2013, http://newsroom.fb.com/company-info/.
24 “Facebook to Acquire WhatsApp,” Facebook Newsroom, February 19, 2014,
http://newsroom.fb.com/news/2014/02/facebook-to-acquire-whatsapp/.

R. Layton/Aalborg University	GN Docket No.14-57	9

Big is not necessarily bad – It is frequently good

Another theme that is used to argue against this merger is that big is bad – that is, allowing this merger will allow Comcast to get even bigger and that would be bad. But, big is not always bad and regulators frequently make mistakes when they make decisions based on such rhetoric. Consider how the FTC denied the acquisition of Hollywood Video by Blockbuster Video in 2005 on the notion that Blockbuster was “too big”. Blockbuster is all but a memory today. Consumer choice and a better technology, namely Netflix, replaced it. Being big is a signal to entrepreneurs and innovators to find a new business model or technology to tap a revenue stream.

It is interesting to consider what might have happened had the FTC had allowed the merger to happen. It is possible that the merger might have allowed Blockbuster to make a streaming service to compete with Netflix. Alternatively Netflix might have grown even quicker, as much of consumers’ drive to switch to Netflix was driven by dissatisfaction with Blockbuster. Ironically by the FCC failing to approve the Comcast-TWC merger, the FCC may delay, if not, preclude the next disruptive innovation.

In the evaluation of this transaction, it is important to separate emotions from fact. Many commenters on this process are inconsistent in their opinions about mergers and market power. The assertion that “big is bad” is selectively applied. Broadband providers are scourged while internet companies are praised. It’s not logical that big is okay when it’s Google, but not okay when it’s Comcast. An informed analysis shows that these two industries are highly interconnected and overlapping.

Part and parcel of the American identity is to be big. The US is a world superpower. Americans crave political, military, and economic power. That America is the world’s biggest economy by gross demoestic has been predicated by having big companies. To be sure, “big” is a relative term and can fluctuate depending on the unit of measure whether revenue, market cap, customers, users, geographic coverage and so on. On the whole, big is something Americans embrace.

While “big is bad” may resonate by the loudest opponents, it does not standup to critical reasoning. Furthermore this discussion of big is not associated with any level of market share that is important from a competition perspective. Thus “bigness” is not an appropriate metric for this merger review.

Networks underpin the Internet economy – FCC shouldn’t make value judgments between parts of the Internet economy

One of the most important economic developments in the last generation has been the emergence and growth of America’s internet companies—built on America’s networks. By 2009, the gross domestic product (GDP) of just the Internet of the United States was already greater than the total GDP of Sweden, Ireland, Switzerland, or Israel.25 Mary Meeker’s annual report of the internet industry for 2014 shows the United States with 13 of the top 20 Internet companies, and these companies comprise 90 percent of the market value and 80 percent of the revenue for the top 20 firms.26

25 Matthieu Pélissié du Rausas et al., “Internet Matters: The Net’s Sweeping Impact on Growth, Jobs, and Prosperity” (report, McKinsey Global Institute, McKinsey & Company, May 2011), http://www.mckinsey.com/insights/high_tech_telecoms_internet/internet_matters.
26 Mary Meeker, “2014 Internet Trends,” Kleiner Perkins Caufield Byers, May 28, 2014, slide 138, http://www.kpcb.com/internet-trends.

R. Layton/Aalborg University	GN Docket No.14-57	10

America’s internet companies are a source of pride for Americans, but these companies never would have been realized if networks had not been in place and broadband providers had not continued to invest. This also goes for countless small and medium-sized companies that would have never existed without America’s networks.

Because of America’s broadband networks and their millions of subscribers, Netflix has transformed itself from a DVD by mail company to world’s leading streaming video on demand provider. At 50 million subscribers, it has more customers and reach that any cable company in the world. Netflix invests in its own content delivery network, but if broadband networks were not already there and not up to speed, no is no way that more than 30 million Americans could enjoy Netflix every day.

According to Cisco’s Visual Networking Index, an annual report of global Internet traffic, the rate of Internet consumption per capita in the United States is on the rise and growing faster than in most countries.27 The US is in second place and on track to surpass South Korea. Internet consumption has been growing exponentially around the globe but has picked up considerable speed in the US since 2010, accounting for over 30 percent of all global traffic in 2012. Consumer video over fixed networks generates the largest share of Internet traffic.28 People are consuming more internet content than ever at declining unit costs. It cannot be the case that there is a problem in the US broadband market with competition if consumers are getting more data at better prices.

The Internet is a network of networks comprising not just last mile connection, but international cables, exchanges, backbones, content delivery networks, peering arrangements, transit agreements, and other elements. It is not the job of the FCC to carve up the Internet between networks and edge providers and then make value judgments on what needs regulation what can be left alone. The ecosystem is far too complex. Much of the success of the internet is owed to the fact that government and regulators have left the Internet alone to evolve.

Intuitively people support the notion of efficiency, economies of scale, and the benefits of mergers through synergy and cost reduction. These platform and network effects are exactly what allow companies such as Google, Facebook, Apple, and Amazon to grow and profit. But there is no logic to allow internet companies and their users to enjoy the benefits of mergers but not cable companies.

Essentially a policy to apply a tougher standard to cable providers than other industries is capricious and arbitrary. It’s a front for old-fashioned, “regulate my rival” industrial policy which has no place in the digital age. With the move to an all internet protocol world, the FCC should retire the outdated classifications of networks. Consumers would be best served by a single standard that applies to all networks, technologies, business models, services, and applications.

Many of the critics who argue against this merger base their arguments on value judgments about parts of the Internet. As I noted earlier, mergers by Internet content providers and others are largely ignored while this merger is loudly opposed because in their judgment, content/application providers such as Google or Netflix need to be protected, even if they are often more powerful than Comcast based on market capitalization, market share, and user base. The FCC should see this hypocrisy and avoid succumbing to those arguments, which are attempt to manipulate the merger review process.

27 “Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2013–2018,” Cisco, February 5, 2014, http://www.cisco.com/c/en/us/solutions/collateral/service-provider/visual-networking-index-vni/white_paper_c11-520862.html.
28 Patrick Brogan, “Internet Usage Data Show U.S. Expanding International Leadership” (USTelecom, Washington, DC, November 7, 2013), http://www.ustelecom.org/sites/default/files/documents/110613-usage-research-brief.pdf.

R. Layton/Aalborg University	GN Docket No.14-57	11

Dynamic Competition

Dynamic competition refers to technology that drives competition, not the number of providers for a given product or service. Dynamic competition is characterized by innovation, investment, and product differentiation. That is, competition comes from creating different solutions and platforms. We can see dynamic competition in the way that Netflix competes with cable; how Uber, an intelligent transportation application, competes with the traditional regulated taxi industry; and how the online accommodations platform of AirBNB competes with hotels. An understanding of dynamic competition means that a market can’t be judged with a static snapshot of counting the number of players. The level of technology must be considered.

The elementary idea of a perfectly competitive market is one with many buyers, many sellers, perfect information, a homogeneous good, no taxation, and no barriers to entry. These conditions exist almost nowhere in the world in any industry. The textbook examples of perfect competition typically involve at least two farmers selling the same crop. This might be termed as neoclassical or static competition, multiple firms competing to deliver the same or similar products. However as soon as new farming methods are introduced, the competitive forces change. Two farmers could sell the same crop, but one of the farmers could employ a technology enhancements such as a tractor, fertilizer, or better seeds.

The notion of dynamic and static competition in the broadband market has to do what degree firms are allowed to compete on technologies. On account of the high fixed costs and entrance barriers, traditional telecommunications was run as a government monopoly. Most countries in the world began their telecom industry as a government monopoly. Since 1990, the number of telecom regulators in the world has exploded from 14 to 155, as countries transitioned their state-owned networks to regulated monopolies. Regulators were tasked with creating static competition through a framework that provides entrant firms access to the old network.

The trade-off of static competition is to favor superficially low end user prices over the forces of dynamic competition. It’s a short term win that shortchanges consumers in the long term. Consumers and internet companies lose because no firm has the incentive to invest in new networks or competing technologies. The incumbent firm does not want to invest because it has to offer access to its competitors, and entrants see no need to deploy capital when a network service is readily available for reselling.

The US experience is different. The beginnings of America’s telecommunication industry were marked by a number of competing providers. A governmental decree turned AT&T into a monopoly and subsequent legislation such as the 1934 Communications Act enshrined how the monopoly would operate. Once the Act was promulgated, it took 50 years to undo its deleterious effects. Finally in 1984 the Ma Bell monopoly was broken apart.29 After some time, new telecom providers emerged and seeing the advantages of television, experimented with technologies to deliver data and video over telephone wires, and the technology of DSL (digital subscriber line) was born.

Cable emerged in the late 1940s as a project to connect America through television. As remote parts of the country could not be reached by terrestrial TV signals, cable lines were brought to many homes. While many companies emerged locally, they eventually merged to deliver increasing innovation and cost efficiencies to customers. It has been observed that telecommunication regulation was used as a way to stymie the development of the cable industry which represented significant competition to telecom providers.30

29 Adam Thierer, “Unnatural Monopoly: Critical Moments in the Development of the Bell System Monopoly,” Cato Journal, 1994.
30 http://www.cato.org/publications/commentary/are-we-really-deregulating-telecom

R. Layton/Aalborg University	GN Docket No.14-57	12

The game changer for cable was Data over Cable Service Interface Specification, or DOCSIS, in 1997, a standard for data delivery across coaxial cable. This, along with the cable modem, which provides bidirectional communication, allowed cable providers to turn themselves into broadband providers. The cable industry has developed a hybrid fiber coaxial (HFC) cable network, making it a full-fledged broadband provider, offering high-speed data as well as voice in addition to television.31

Cable’s strategy in its competition with Internet television has been to make the cable experience richer, better, and more diverse. The cable industry has innovated its offering so that television appears in high definition, not standard definition. It also provides a number of tools and devices to improve the viewing experience, such as content discovery. Finally, cable also offers TV everywhere, through the ability to stream cable and broadband content to connected devices.

Subscribers use cable technology not just for television and Internet access, but also for telephony. Some 26 million Americans selected cable as their voice provider as of 2012. Cable operators now make up five of the top ten residential phone companies in the country.32 Users can purchase services a la carte, but many opt for a value-priced bundle of cable television, broadband Internet, and voice in a single subscription, also called triple play. Thus the US provided an example early on that competition can come from new technology, arguably more efficiently, than from government fiat.

Dynamic competition is a notion partly arrived from the work of Joseph Schumpeter in his re-interpretation of Marx in Capitalism, Socialism and Democracy33 in 1942. Giving the example of the dearth of wood forcing a need to find energy substitutes, he promoted the idea that necessity creates invention. Rather than see the business cycle as a Marxist process of accumulation and annihilation of wealth, Schumpeter proposed creative destruction as an engine of renewable economic growth. Creative destruction is a force “that incessantly revolutionizes the economic structure from within, incessantly destroying the old one, incessantly creating a new one”. Schumpeter saw entrepreneurs as creating economic growth and destroying established industries and monopolies. He would have likely celebrated the emergence of over the top technologies (OTTs).

With different technologies a broadband market can have just a few private players—for example, a cable and a DSL provider—and still be competitive. Cable companies and DSL providers continue to upgrade their networks with fiber while employing different technologies to deliver broadband, such as DOCSIS and very fast bit rate or VDSL. This cycle of investing to beat the other is a highly legitimate form of competition in markets where technology is quickly evolving.

Competition in the market is driven not just in the networks themselves, but the services over the top of the network. This is where we see Skype competing with voice for long distance; Netflix competing with cable for video; and WhatsApp competing with mobile operators’ proprietary messaging platforms.

Another upstart is Roku, a standalone set-top box that brings hundreds of channels to an Internet device via broadband. There are a number of other providers with different business models, including YouTube, Hulu, Amazon, and Vimeo. With such a robust, indeed disruptive, market for broadband, it is curious that regulators

31 “Evolution of Cable Television,” Federal Communications Commission, March 14, 2012,
http://www.fcc.gov/encyclopedia/evolution-cable-television.
32 “Impact of Cable,” National Cable and Telecommunications Association, accessed January 15, 2014, http://www.ncta.com/impact-of-cable.
33 J.A. Schumpeter, Capitalism, Socialism, and Democracy. (Harper, 1942).

R. Layton/Aalborg University	GN Docket No.14-57	13

should want to legislate the video market rather than allow the consumer-driven interplay with providers to continue to evolve.

Comcast has continued to innovate and invest in its platform, increasing speeds, coverage, and content. In 2011, it unveiled an hybrid-coaxial cable network reaching gigabit speeds.34 This network platform will continue to yield bandwidth increases for the foreseeable future, and there is no reason to deny the customers of TWC those benefits. With node splitting, spectrum utilization, better modulation, 24-channel bonding, and DOCSIS upgrades, cable coaxial networks can continue to meet consumer demand for many years.

The scale of cable provider Comcast has allowed it to invest in another broadband technology, neighborhood Wi-Fi. Comcast is turning the homes and neighborhoods of its subscribers into millions of Wi-Fi hot spots around the country. To enable this, Comcast offers customers an all-in-one device that combines a customer’s wireless router, cable modem, and voice adapter. This device broadcasts two Wi-Fi signals, one securely configured for the subscriber and the other for the neighborhood, which can be accessed by anyone in the vicinity. Using unlicensed spectrum, Comcast’s neighborhood Wi-Fi program is an important innovation and creates competition for mobile broadband providers.35

To be sure, dynamic competition and disruptive innovation don’t fit into a tidy box for regulators. New competitors are not under traditional obligations such as interconnection requirements, data portability, licensing, and so on. In an era marked by rapid change, regulators should have the courage to allow the industry to evolve and retire regulations when they are obsolete.

It’s not surprising that soon after Comcast announced its proposed transaction, it was followed by a transaction announced by AT&T and DirecTV. This is indicative of the competition not just in the broadband market, but by OTT video providers. This is an encouraging trend that illustrates how quickly companies can evolve in the marketplace.

Investment is the key driver of dynamic competition because it allows companies to come up with new business models through innovation. Comcast’s X1, an interactive voice platform for the delivery of video is an example of the kind of innovations that are driven by investments. Without investment, there is no innovation and no dynamic competition. In highly capital intensive industries, scale efficiencies are important considerations for investment. Approving this deal will allow Comcast to generate more innovation through its investment in technology. This allows dynamic competition to flourish.

Access Market

The law of demand states that as the price of a good or service increases, demand will decrease. It follows that if cable prices are too high without commensurate value, consumers will demand less. They will downgrade from high speed packages to low speed packages. Alternatively they will find substitutes, e.g. 4G/LTE, DSL, wifi etc.

34 Tony Werner, “Comcast CEO Brian Roberts Demonstrates 1Gbps Speed Broadband Connection and Next Generation Video Product,” Comcast, June 16, 2011, http://corporate.comcast.com/comcast-voices/comcast-ceo-brian-robert-demonstrates-1gbps-speed-broadband-connection-and-next-generation-video-pro.
35 “Comcast Unveils Plans for Millions of Xfinity WiFi Hotspots through Its Home-Based Neighborhood Hotspot Initiative,” Comcast, June 10, 2013, http://corporate.comcast.com/news-information/news-feed/comcast-unveils-plans-for-millions-of-xfinity-wifi-hotspots-through-its-home-based-neighborhood-hotspot-initiative-2.

R. Layton/Aalborg University	GN Docket No.14-57	14

However the opposite in happening in the cable and broadband market overall. Consumers are tending to upgrade their packages, buying packages that cost more, but offer more value in terms of speed, services, content, and functionality. In this way, consumers are getting lower unit costs for their broadband consumption. The comparative data that I referred to earlier from the ITU and the FCC clearly establishes this as a fact. Moreover, Americans spend more on housing, energy, transportation, education, clothing, and even discretionary vacation, than they do on cable or broadband. In fact cable prices offer some of the best value of anything Americans consume. Considering the value of connectivity, we probably pay too little. This was asserted by David Clark,36 one of the key architects of the internet.

A study by Boston Consulting Group showed that Americans’ perceived value of the Internet ranged between $1,456 and $3,506 per year, which is an estimate of what they would be willing to pay for the Internet if they did not have a broadband subscription.37 Indeed, most consumers pay significantly less than this for broadband, so this measure shows that consumers get more value than what they pay.

Another study is the “Broadband Bonus” by Shane Greenstein and Ryan McDevitt, published by the OECD in 2012, which measured the consumer surplus of broadband in 30 OECD countries. It estimates the percentage of GDP per capita that is a “broadband bonus” or consumer surplus. In 2010, 0.28 percent of GDP per capita, or $135.40, was the average excess benefit for each American. This percentage gradually increased from 2006 to 2010. The study suggests that this trend will continue as Internet traffic in the United States increases.38

The International Telecommunications Union (ITU) also recognizes that American prices are reasonable. According to its 2013 report “Measuring the Information Society,” broadband prices should be no more than 5 percent of income. The United States scored third in the world in 2012 for entry-level affordability of fixed-line broadband. It is tied with Kuwait, with fixed-line broadband prices at just 0.4 percent of gross national income per capita. This means that for as little as $15 per month, Americans could get a basic broadband package at purchasing power parity in 2011 ($48,450 annual income).39 A basic package of broadband that ensures access to essential services for health, education, employment, and e-government are accessible on 4 Mbps or less, the FCC’s definition of broadband. High speeds are not required for these services, and presently the only services for which consumers need high speeds are essentially for real time entertainment.

Comcast offers its customers standalone broadband package at affordable prices. Prices scale with discretionary video entertainment options. In the markets that Comcast serves, consumers have viable alternatives for broadband. Consumers can and do switch.

International Comparisons

The discussion of dynamic and static competition need not be an academic exercise. We can look at the practice and evidence from a variety of countries to see the impact of regulatory and competition policy. Along with a

36http://techpolicyinstitute.org/events/register/116.html?utm_source=WhatCounts+Publicaster+Edition&utm_medium=emai l&utm_campaign=IFS+Event+Alert&utm_content=her
37 Dean et al., “Internet Economy in the G-20,” 13.
38 Shane Greenstein and Ryan McDevitt, “Measuring the Broadband Bonus in Thirty OECD Countries,” OECD Digital Economy Papers 197 (April 19, 2012): 19.
39 “Measuring the Information Society,” International Telecommunications Union, 2013, 82, http://www.itu.int/en/ITU-D/Statistics/Documents/publications/mis2013/MIS2013_without_Annex_4.pdf.

R. Layton/Aalborg University	GN Docket No.14-57	15

number of other scholars, I have explored the differences between the US and EU approach and the outcomes with regard to investment, innovation and next generation access coverage.

The OECD does not compare the US to the EU, but meaningful measures of the two regions can be prepared using other datasets. In 2013, the EU government commissioned an in-depth study of broadband for its Digital Agenda Scoreboard. Table 1 displays those data. For the US, the National Broadband Map contains the most detailed public information about America’s broadband facilities and subscriptions as of 2013. Table 1 also includes those data, with three notations of the newest information. These authoritative data clearly show the United States leading on the availability of key broadband technologies and competition between broadband facilities.

Table 1. United States and EU Broadband Comparisons, 2013

	United States (%)	EU (%)
Availability of broadband with a download speed of 100 Mbps or higher to population	57*	30
Availability of cable broadband to population	88	42
Availability of 4G/LTE to population	94**	26
Availability of FTTH to population	25	12
Percentage of population that subscribes to broadband by DSL	34	74
Percentage of households that subscribe to broadband by cable	36***	17
* The National Cable Telecommunications Association suggests speeds of 100 Mbps are available to 85 percent of Americans. See “America’s Internet Leadership,” National Cable Telecommunications Association, 2013, http://www.ncta.com/positions/americas-Internet-leadership.
** Verizon’s most recent report notes that it reaches 97 percent of America’s population with 4G/LTE networks. See “Overview,” Verizon, News Center: LTE Information Center, accessed June 12, 2014, http://www.verizonwireless.com/news/LTE/Overview.html.
*** This table is based on 49,310,131 cable subscribers at the end of 2013, noted by Leichtman Research (http://www.leichtmanresearch.com/press/031714release.html) compared with a total of 138,505,691 households noted by the National Broadband Map.
Source: US data from National Broadband Map; see “Access to Broadband Technology by Speed,” Broadband Statistics Report, July 2013, http://www.broadbandmap.gov/download/Technology%20by%20Speed.pdf and http://www.broadbandmap.gov/summarize/nationwide. EU data from European Commission; see “Chapter 2: Broadband Markets,” Digital Agenda Scoreboard 2013, working document, December 6, 2013, http://ec.europa.eu/digital-agenda/sites/digital-agenda/files/DAE%20SCOREBOARD%202013%20-%202-BROADBAND%20MARKETS%20_0.pdf.
Notes: LTE = long-term evolution, FTTH = fiber to the home, DSL = digital subscriber line.

In general the regulators and governments of various EU countries have taken a static competition approach to broadband. They focus on regulating access to the copper network frequently owned by the government and controlling prices. The results are not surprising. Almost three quarters of all broadband connections in the EU are provided by DSL. If a government can make network access so cheap and available, there is no incentive for firms to invest in new networks and different technologies. Old fashioned DSL is a slower technology than cable and 4G/LTE mobile, so those who assert that the EU has lower broadband prices frequently forget to include fact

R. Layton/Aalborg University	GN Docket No.14-57	16

that Europeans are buying a lesser broadband product than Americans. Indeed cable is available to only 40% of EU households, and just 17% of all EU households subscribe.

If we look at the US, not only do we see a greater diversity of broadband technologies, but we see higher deployment of next generation access technologies. Only about one third of Americans subscribe to broadband via DSL, another third by cable, and the remaining third is made up by other technologies. This is a more dynamic and arguably competitive situation than the EU.

The important thing to note in Europe, however, is that those countries where cable has been allowed to compete against DSL have a greater diversity of technology, higher coverage of next generation access networks, and higher investment in infrastructure.

An interesting case is Denmark where cable DOCSIS 3.0 deployment is available to 61% of Danes. Many Americans consider Denmark to be a broadband utopia of sorts, but they don’t mention that the incumbent telco also owns the leading cable company and together it provides two-thirds of the country’s broadband connections. It is unthinkable for Americans to consider that an AT&T could own a Comcast, but that is the case in Denmark.

It should also be noted that Denmark’s broadband market has been significantly deregulated. Even the telecom regulator itself was dismantled in 2011 by the new center left government under the reasoning that broadband should be an enabler to society, not the national regulatory project. This was one of the government’s first activities upon coming into office and was effected nearly overnight with essentially no debate.40 The Danish government supports a market-led, technology-neutral approach of dynamic competition where network providers compete with different technologies. There are almost no subsidies for broadband, save for the remote island of Bornholm. This policy and has succeeded to foster an environment where the telecom industry invests highly in infrastructure ($457/household), to a level approaching the US ($562/household). The EU overall broadband providers invest only $244/household. In Denmark private companies invest in telecom infrastructure equivalent to the what the Danish government spends on roads, railways, and hospitals.

Some Americans believe that broadband prices are too high. They claim that Europeans pay less for faster speeds. Frequently, these assertions fail to standardize the comparisons—for example, to compare similar networks and speeds. A higher-speed, next-generation network connection delivering more data generally costs more than a slower one. The challenge for measuring European and American prices is that networks are not uniform across the regions. The OECD comparisons are based on availability in at least one major city in each country, not in the country as a whole. This means that OECD data may overstate the availability of broadband and understate its price in many European countries. Therefore it is necessary to look at multiple datasets to get a more balanced picture. In general American networks are 75 percent faster than those in the EU. The overall price may be higher in the United States, but the unit cost is lower, and the quality is higher. This means Americans get more value for their money.41

Another item rarely mentioned in international broadband comparisons is mandatory media license fees. These fees can add as much as $44 to the monthly cost of broadband. When these fees are included in comparisons, American prices are frequently an even better value. In two-thirds of European countries and half of Asian countries, households pay a media license fee on top of the subscription fees to use devices such as connected computers and TVs. Media license fees are now applied to fixed-line broadband subscriptions and even mobile

40 Anders Henten and Morten Falch, “The Future of Telecom Regulation: The Case of Denmark,” June 2014, http://vbn.aau.dk/en/publications/the-future-of-telecom-regulation(87df5174-0a28-4865-b5a4-5f4bf2c758f5).html.
41 Roslyn Layton, “The European Union’s Broadband Challenge” (American Enterprise Institute, Washington, DC, February 2014), http://www.aei.org/files/2014/02/18/-the-european-unions-broadband-challenge_175900142730.pdf.

R. Layton/Aalborg University	GN Docket No.14-57	17

broadband. In general in such countries, all households that subscribe to information services (e.g., broadband) must register with the national broadcasting corporation, and they receive an invoice once or twice a year. The media fees are compulsory, and in some countries it is a criminal offense not to pay. The US opted not for this model and looked to advertising to fund broadcasting instead.

The issue of media license fees brings up an important issue related to the American content market and the cable industry as one of its key distribution networks. American movies and television (and to some degree sports), on account of their subject matter, language , and scale, have both a national and global audience. Cable networks are an important input to content industry in that they ensure an audience and delivery for content. American cable companies purchase rights to distribute content. Those fees fund the activities of production, artists’ salaries and so on. The American audience is large and diverse, and content developers can produce a wide range of content. They can also invest in risky, high budget films that small countries could never finance. Thus the large American market for content and its associated distribution on cable networks helps to create the foundation of America’s third largest export, that of digital goods and services which totaled more than $350 billion in 2011.42

By contrast most the film and TV industries abroad have a large amount of state support. Outside of a few exceptions of Oscar-winning foreign films and Spanish language content which also has a global audience, the local language content of any particular country has a limited audience around the world. So cable packages in many European and Asian countries are smaller and lower-priced simply because they offer less content.

However Americans increasingly signal that they are willing to pay for quality content, this is shown in the growth of premium subscription models for cable, Netflix, Hulu, Amazon and so on. They key benefit for Americans versus people of other countries is they have the freedom to pay for content they want. They are not forced to pay for government-created content, nor are the criminalized if they choose not pay for it.

When calculating the real cost of international broadband prices, one needs to take into account media license fees, taxation, and subsidies. Neither the OECD Broadband Portal43 nor the ITU’s statistical database44 provides this information. However, these inputs can materially affect the cost of broadband, especially in countries where broadband is subject to value-added taxes as high as 27 percent, not to mention media license fees of hundreds of dollars per year.

In my paper “The EU Broadband Challenge”45, I provide a comparison of two premium cable packages, one from Comcast and another from Stofa, a non-incumbent Danish cable provider. The results are shown below. While by no means a comprehensive analysis, this illustration provides example of an honest comparison of cable prices between the US and a European country. Broadband and content account for a larger portion of the total cost of the cable subscription in the US (about 86 percent of the total price), and the US package also includes more premium channels. The US package has 200 channels, while the Danish package offers only 63 and does not include HBO, Cinemax, ESPN, and other channels that are part of the premium package in the US.

42 “U.S. International Trade in Goods and Services,” US Census Bureau, US Bureau of Economic Analysis, June 4, 2013, http://www.census.gov/foreign-trade/Press-Release/2012pr/final_revisions/final.pdf.
43 “Broadband and Telecom,” Organisation for Economic Co-Operation and Development, January 9, 2014, http://www.oecd.org/sti/broadband/oecdbroadbandportal.htm.
44 “Statistics,” International Telecommunications Union, 2014, http://www.itu.int/en/ITU-D/Statistics/Pages/stat/default.aspx?utm_source=twitterfeed&utm_medium=twitter.
45 Roslyn Layton, The European Union’s Broadband Challenge (American Enterprise Institute, February 2014), http://www.aei.org/files/2014/02/18/-the-european-unions-broadband-challenge_175900142730.pdf.

R. Layton/Aalborg University	GN Docket No.14-57	18

In the Danish offering, which has a slightly higher broadband speed but two-thirds less content, broadband and content make up just 60 percent of the cost. The remaining 40 percent is taxes and compulsory fees. On balance, Danish subscribers pay 35 percent more than Americans for a similar premium package. The figure clearly shows that taxes and fees dramatically change broadband prices. Not incorporating the relevant costs makes for a superficial and incomplete analysis.

Conclusion

The FCC needs to apply the relevant public interest standards to evaluate the Comcast/TimeWarner Cable transaction. The required test should be whether this merger will substantially lessen competition. It must not succumb to political pressure or public opinion. For the reasons set out above, I see no reason to oppose this transaction.

R. Layton/Aalborg University	GN Docket No.14-57	19

Before the

Federal Communications Commission

Washington, DC 20554

)
Applications of Comcast Corporation,	)
Time Warner Cable Inc., Charter	)
Communications, Inc., and Spinco	)
	)	MB Docket No. 14-57
to Assign and Transfer Control of FCC	)
Licenses Transfer Control of Licensees and	)
Other Authorizations	)
)

COMMENTS OF CHRISTOPHER S. YOO

John H. Chestnut Professor of Law, Communication, and
Computer & Information Science

Founding Director of the Center for Technology, Innovation and Competition

University of Pennsylvania

I am pleased to submit my comments regarding the proposed transaction between Comcast Corp.; Time Warner Cable Inc.; Charter Communications, Inc.; and Spinco. The views presented are my own and should not be attributed to my employer or to the Center for Technology, Innovation, and Competition.1

Those raising concerns about the merger have generally focused on two distinct markets: (1) the market for the distribution of traditional cable television and (2) the market for broadband Internet access. In short, established principles of antitrust and communications law dictate that

1                 I have not received any compensation for these comments, nor have I been retained by any party with a financial interest in these proceedings. In the past, Comcast has provided financial support the Center for Technology, Innovation, and Competition (CTIC). Those gifts did not provide Comcast with any input into the programs run by CTIC or the positions taken by CTIC faculty.

the merger is unlikely to harm consumers in either market. In fact, technological and economic changes are transforming the markets in ways that should make the prospect of anticompetitive harms even more remote.

I.           TRADITIONAL MULTICHANNEL VIDEO

The first relevant market involves the distribution of traditional cable networks. In this market, cable operators enter into three types of transactions. First, they pay television networks such as ESPN, Nickelodeon, and the Disney Channel for the rights to retransmit video programming. Second, they collect subscription fees from consumers who wish to view that programming. Third, they receive revenue from local advertisers who wish to reach local subscribers. Although each market should be analyzed separate, the end conclusion is the same in each case, that is, none of these markets is structured so that the merger is likely to harm consumers.

A.	End-User Subscriptions

With respect to subscribers, cable operators in different cities serve different geographic markets and as a result do not compete with one another. In short, consumers would have the same number of choices of multichannel video providers the day after merger that they did the day before. Thus, a merger between cable operators serving different cities should not affect the prices that subscribers pay for cable television subscriptions.2

2           See Christopher S. Yoo, Vertical Integration and Media Regulation in the New Economy, 19 YALE J. ON REG. 171, 222 (2002).

B.	Video Programmers

The geographic scope of the market in which cable operators contract with video programmers is very different from the one in which cable operators contract with subscribers. As both the Federal Communications Commission (FCC) and the U.S. Court of Appeals for the D.C. Circuit have recognized, video programmers do not really care if they reach viewers in any particular metropolitan area. Instead, their primary concern is whether they can reach a sufficient number of customers to achieve minimum viable scale.3 The proper geographic scope of this market is thus national. For them, it is national reach, not local reach that matters.4

Any arguments that that the merger would create anticompetitive harms to video programmers must overcome one potentially insuperable obstacle. On two occasions, the FCC attempted to institute rules prohibiting cable operators from controlling more than 30% of the nation’s multichannel video subscribers in order to protect the interests of video programmers. On both occasions, the courts invalidated the rules because the FCC’s rationale for imposing the 30% limit was arbitrary and capricious. In both cases, the court indicated that the available evidence suggested that cable operators could control much larger shares of the national market without harming video programmers, driven largely by the advent of competition from direct broadcast satellite (DBS) providers, such as DirecTV and the Dish Network.5

Given that the merging parties have committed to reduce their holdings so that the resulting company will control no more than 30% of the national market, these court decisions

3           See Comcast Corp. v. FCC, 579 F.3d 1, 4, 7 (D.C. Cir. 2009) (citing Commission’s Cable Horizontal and Vertical Ownership Limits, Fourth Report and Order and Further Notice of Proposed Rulemaking, 23 FCC Rcd. 2134, 2162 (2008)); Time Warner Entm’t Co. v. FCC, 240 F.3d 1126, 1131 (D.C. Cir. 2001) (citing Implementation of Section 11(c) of the Cable Television Consumer Protection and Competition Act of 1992, Third Report and Order, 14 FCC Rcd. 19098, 19114–16 ¶¶ 40–41 (1999)).
4           Yoo, supra note 2, at 227.
5           See Comcast, 579 F.3d at 6–8; Time Warner Entm’t, 240 F.3d at 1132.

essentially foreclose arguments that anticompetitive harms to video programmers would justify blocking the merger. Indeed, the courts’ analyses were based on the competitive environments that existed in 2001 and 2009. Since that time, these markets have become even more competitive. The number of multichannel video subscribers has increased from 96 million to 101 million by 2012.6 Thus, even under the specious justification for the 30% threshold rejected by the courts, the percentage of the national market that one cable operator can control should rise above 30% without causing any harm to video programmers. Since that time, Verizon’s FiOS and AT&T’s U-verse networks have expanded their customer bases. Internet-based video platforms such as Netflix, Amazon, Hulu, Google, Roku, and Apple have emerged as significant market players. In addition, the costs of program acquisition have risen sharply, as program providers have increased their bargaining power.

The one type of programming for which the market is not national is sports. Interest in regional sports programming tends to be highly localized. People who live in the Philadelphia area tend to follow Philadelphia sports teams. A merger between the cable company that serves the Philadelphia area with the cable company serving the Los Angeles area would not alter the relative bargaining power of the Philadelphia-area sports teams or the Philadelphia-area cable provider.

Moreover, it is not clear how such a combination would hurt any advertising market. National advertising revenue naturally seeks national distribution channels. In terms of local advertising, FCC data discussed below indicate that cable represents only 7% of the local advertising market.

6               See Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, 28 FCC Rcd. 10496, 10499 ¶ 3 (2013) [hereinafter Fifteenth Video Competition Report].

It is possible that a market for regional advertising may exist. Any concerns would require an examination of actual behavior and the extent to which advertisers regard local and national advertising as a substitute for regional advertising. In addition, advertising markets can be very hard to define. Different advertising avenues vary in their ability to reach different types of demographics. As a result, it is impossible to make predictions in the abstract that the merger will harm the market for regional sports programming. Such a conclusion would depend on a very careful and fine-tuned analysis of actual market conditions.

These considerations suggest that the merger would not create an industry structure that would raise concerns about anticompetitive harms to video programmers under established principles of antitrust and communications law. Even if such concerns had merit, however, they are properly addressed by the program carriage and access rules that the FCC has developed to address just these problems. Commissioners of the Federal Communications Commission (FCC) and commentators have long criticized the use of merger conditions as a mechanism for making policy.7 Traditional notice-and-comment rulemaking promotes public participation. By their

7           See, e.g., Applications of AT&T Inc. and Centennial Communications Corp., Memorandum Opinion and Order, 24 FCC Rcd. 13915, 13972 ¶ 141 (2009); Verizon Communications Inc. and MCI, Inc., Memorandum Opinion and Order, 20 F.C.C.R. 18433, 18573 (2005) (separate statement of Abernathy, Comm’r); Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc., Transferors, to AOL Time Warner Inc., Transferee, Memorandum Report and Order, 16 F.C.C.R. 6547, 6713 (2001) (Powell, Comm’r, concurring in part and dissenting in part); Applications of Ameritech Corp., Transferor, and SBC Communications Inc., Transferee, Memorandum Opinion and Order, 14 F.C.C.R. 14712, 15197-200 (1999) (Powell, Comm’r, concurring in part and dissenting in part); id. at 15174-96 (Furchtgott-Roth, Comm’r, concurring in part and dissenting in part); Application of Worldcom, Inc. and MCI Communications Corp. for Transfer of Control of MCI Communications Corp. to Worldcom, Inc., Memorandum Report and Order, 13 F.C.C.R. 18025, 18166 (1998) (separate statement of Powell, Comm’r); id. at 18159 (separate statement of Furchtgott-Roth, Comm’r). For commentators’ criticisms of the merger conditions, see Rachel Barkow & Peter Huber, A Tale of Two Agencies: A Comparative Analysis of FCC and DOJ Review of Telecommunications Mergers, 2000 U. CHI. LEGAL F. 29, 54, 62-66, 69-81; Harold Furchtgott-Roth, The FCC Racket, WALL ST. J., Nov. 5, 1999, at A18; Bryan Tramont, Too Much Power, Too Little Restraint: How the FCC Expands Its Reach Through Unenforceable and Unwieldy “Voluntary Agreements,” 53 FED. COMM. L.J. 49, 51-59 (2000); Daniel E. Troy, Advice to the New President on the FCC and Communications Policy, 24 HARV. J.L. & PUB. POL’Y 503, 505-09 (2001); Philip J. Weiser, Institutional Design FCC Reform and the Hidden Side of the Administrative State, 61 ADMIN. L. REV. 675, 708-11 (2009); Christopher S. Yoo, New Models of Regulation and Interagency Governance, 2003 MICH. ST. DCL L. REV. 701, 704.

nature, merger conditions restrict conduct permitted by the existing rules (otherwise the restriction would be imposed by general regulation rather than by the order clearing the merger). The problem is that they are imposed outside of the normal regulatory processes, and even when orders clearing the merger are subject to notice and comment, the resolution of the issues is more likely to be driven by the issues raised by a particular transaction and less likely to yield a clear statement of agency policy.

In many cases, merger conditions address conduct that is not the result of the merger, and in most, if not all, cases, these issues addressed by the merger conditions are the subject of ongoing proceedings before the FCC. The use of company-specific adjudications to address issues that confront the entire industry threatens to skew the competitive landscape and raises serious issues of fairness. Moreover, merger conditions often cannot be appealed, because the voluntariness of the commitment may well immunize it from meaningful judicial review.

At best, the use of the merger review process to impose conditions represents a source of delay and uncertainty that reduces the industry’s ability to adjust to a rapidly changing and increasingly challenging technological and economic landscape. At worst, it represents a form of backdoor regulation that hurts consumers, singles out individual companies for restrictions that could not necessarily withstand the rigors of normal regulatory processes, and undermines democratic values as well as the integrity of agency processes.

The one matter on which the FCC and academic commentators agree is that merger clearances represent a bad way to impose access requirements. Not only does the resulting restriction apply only to the merging parties. Merger conditions are typically not subject to the full range of administrative procedures, such as public participation, the need for reasoned justification, and the discipline of judicial review. Most importantly, it would only address the conduct of a handful of industry actors. It would do nothing to solve the same problems when they arise with respect to parties who have not recently merged. The proper venue for such issues is in a general regulatory or legislative proceeding, not the merger review process

Congress has the authority to take additional steps to mandate greater access for content, service, and application providers. It is not yet clear that such action is necessary at this time. With respect to traditional video, the FCC has a mature regime of program and network access rules designed to ensure that no actor can use its control over key content or key infrastructure to harm other actors in a way that harms consumers. With respect to the Internet, the Open Internet proceeding is considering whether and how best to address these types of concerns. At this point, the best course of action would be to permit these initiatives to continue while keeping a watchful eye on how things develop.

C.	Local Advertising

Finally, the merger is unlikely to harm the market for local advertising. The reason is simple: although cable television networks receive significant amounts of national advertising, the limited reach of local cable operators limits them to local advertising. The fact that local advertising occurs in different geographic markets means that, as was the case with cable television and broadband Internet subscribership, the merger will not cause any reduction in competition. FCC data indicates that cable television represents a minor share of local advertising revenues.

Figure 1: Local Advertising Revenues by Sector ($million)

Sector	2011 act.	Share	2012 proj.	Share
Broadcast television	10,308	15%	11,802	17%
Cable television	4,164	6%	4,867	7%
Radio	11,264	16%	11,405	16%
Internet	11,602	17%	12,274	17%
Daily newspaper	16,915	25%	15,720	22%
Regional sports networks	842	1%	925	1%
Mobile	974	1%	2,064	3%
Telco	161	0%	230	0%
Other	12,313	18%	11,061	16%
Total	63,543	100%	70,348	100%

Source: Fifteenth Video Competition Report, supra note 6, at 10597 tbl.20.

Given the minor role that cable television plays in local advertising markets, it is hard to see how the merger could lead to anticompetitive harms. Moreover, the large amount of innovation that is occurring is likely to make the market for local advertising increasingly competitive in the near future.

II.           BROADBAND INTERNET ACCESS

With respect to broadband Internet access, the merged company would engage in two types of transactions. First, it would collect subscription fees from consumers who wish to access the Internet. Second, it would contract to interconnect with other Internet service providers to receive traffic that other end users and edge providers would like to send to current Comcast and Time Warner Cable subscribers and to terminate the off-network traffic that Comcast and Time Warner Cable subscribers generate. For reasons, I discuss below, the proposed merger is even less likely to create anticompetitive harms in the market for broadband Internet access than in the market for traditional multichannel video.

A.	End-User Subscriptions

As was the case with traditional multichannel video, the lack of any overlap in the areas served by Comcast and Time Warner Cable again makes it unlikely that the merger would affect the prices charged to subscribers.

Some observers have mistakenly asserted that the merged company would have market shares as high as 40% by disregarding DSL and other technologies. The fact that AT&T’s DSL network is taking market share away from cable in areas where AT&T has upgraded its DSL network suggests that this approach is mistaken. Other analysts make the mistake of ignoring smaller players, who typically represent roughly 7% of the market, as well as the fact that the merging companies have pledged to divest 3 million subscribers. The resulting market share of the merged company would only be 30% of the multichannel video market and 32% of the broadband market, which is well below the levels traditionally associated with monopoly or monopsony power.

In addition, for reasons I detail in my recent article in the Harvard Law Review, the number of options that end users enjoy is increasing rapidly. Take digital subscriber lines (DSL), for example. Although many commentators have written DSL off for dead, a number of new technologies, including IP DSLAMs, pair bonding, and vectoring, are increasing the bandwidth that DSL can deliver. In November 2012, AT&T’s Velocity IP committed to spend $6 billion to expand the reach of its DSL network to provide at least 45 Mbps service to nearly 80% of its service area, with half of those households receiving 75 Mbps service. AT&T plans to increase the number of locations where AT&T’s U-verse VDSL network to 33 million locations (an increase of 8.5 million), 90% of these locations receiving 75 Mbps service and 75% of these locations receiving 100 Mbps.8 CenturyLink is following a similar strategy.

But the real bellwether is Europe, where leading telecommunications providers as Deutsche Telecom, BT, Telecom Italia, and Orange are making VDSL the centerpiece of their broadband strategies. These speeds are clearly sufficient to compete with cable. Indeed, where AT&T has already upgraded its network, it is taking subscribers away from cable. And standard setting organizations are developing a new DSL technology known as G.fast capable providing 200-500 Mbps under normal circumstances and capable of providing 1 Gbps under ideal circumstances.

With respect to fiber-to-the-home (FTTH), Verizon’s FiOS network has been joined by two new companies. Google Fiber has expanded beyond Kansas City to expand to Provo and Austin and has indicated that it plans to lay FTTH to thirty-four additional cities. In addition, AT&T has also begun deploying FTTH in Austin and in April announced plans to deploy FTTH in the Research Triangle and Piedmont Triangle areas of North Carolina. AT&T has announced plans to expand FTTH to 100 cities, including 21 major metropolitan areas.

In addition, wireless broadband providers are in a race to buildout LTE. Although some commentators have questioned whether LTE can deliver the speeds needed to become viable substitute to fixed-line broadband, PC Magazine and Root Metrics report that Verizon, AT&T, and T-Mobile each offer average download speeds of 12–19 Mbps and peak download speeds of 49–66 Mbps, well in excess of the 8 Mbps needed for HDTV. In addition, the LTE market allows for competition among multiple providers. Verizon completed its LTE buildout in mid-2013 and now serves 96% of the U.S. population. AT&T’s LTE network reached 85% of the

8                Christopher S. Yoo, Technological Determinism and Its Discontents, 127 HARV. L. REV. 915, 919 (2014).

U.S. population by the end of 2013 and plans to reach 96% by the end of 2014. Sprint and T-Mobile each reached roughly two-thirds of the U.S. population by the end of 2013. By mid-2014, Sprint projected to reach 79%, and by the end of 2014, and T-Mobile’s should reach 79%.

Moreover, LTE providers initially focused on making geographic coverage as broad as possible, even if that meant provisioning too little bandwidth in major metropolitan areas. These providers are now focusing on densification of urban areas which should help bring capacity in line with demand. In addition, if one gives up mobility and uses LTE to provide fixed wireless (in direct competition with cable), it is possible to use 8 antennas instead of 4, in which case the throughput rates increase dramatically.

And waiting in the wings is the next-generation technology known as LTE Advanced, which is already delivering of 150 to 300 Mbps in South Korea and Australia. It thus comes as no surprise that 10% of U.S. households have abandoned fixed-line service and rely entirely on mobile devices for their Internet access. This number is only likely to increase in the future.9

A comparison of the U.S. approach and those taken in other parts of the world demonstrate the value of the hands-off approach that the U.S. has taken with respect to the Internet. Despite some occasional rhetoric to the contrary, the actual data shows that European countries are by and large lagging far behind the U.S. in terms of high-speed broadband deployment and that European broadband companies are investing two to two-and-one-half times less than their American counterparts. Moreover, in terms of service providers, U.S. companies are the envy of the world. Even in Asia, where governments have mandated broadband buildouts, high-speed service is languishing with low take-up rates and enormous

9           Id. at 923–26.

financial losses. Together these comparisons provide a strong endorsement in favor of maintaining the U.S. approach of minimal government involvement with respect to the Internet.

When evaluating a merger, antitrust law counsels in favor of focusing on what the world will look like in the future rather than what the world looks like today, since it is the future world that matters. In this respect, the future looks quite bright. Indeed, we are seeing waves of investment driven by the competitive incentive to outdo one another. Those who have attempted to right off DSL, FTTH, and LTE as meaningful competitors to cable have done so without any empirical foundation. Indeed, observers have been writing off DSL for years only to be proven wrong time after time. Moreover, it was just a few short years ago where the Berkman Center report and other studies were writing off cable, arguing that it was no match for FTTH. The real lesson is that the future is hard to predict and that innovation has thrived most when no one has attempted to impose remedies based on any particular prediction of which technologies will succeed or fail.

B.	Peering and Transit

Cable operators also enter into contracts with other Internet service providers (ISPs) to exchange traffic originating or terminating on other networks. Typically, the originating ISP is the only one to receive direct payment from end users. Because the terminating ISPs also incur costs, the traditional rule was that the originating ISP would make what is known as a transit payment to compensate the terminating ISP for the costs it incurs serving the originating ISPs customers. If traffic is roughly symmetrical, ISPs can reduce costs by foregoing monitoring and billing for the exchange of traffic and instead calling it a wash, a practice commonly known as settlement-free peering. Such arrangements make economic sense only if the traffic exchanged is symmetrical. If traffic becomes out of ratio, peering contracts typically call for transit-style payments. Thus, although peering is often misrepresented as zero-price interconnection, it is more properly regarded as a form of barter and is conditional on an even exchange.

Consider what would happen if one of the parties to a peering contract suddenly increased the amount of traffic that it was handing off to the other party for termination. The terminating ISP would have to incur significant costs to terminate the traffic. Certainly, the originating ISP would like the terminating ISP to bear all of the costs of doing so. Conversely, the terminating ISP would like the originating ISP to pay for the costs, as required by the typical peering contract. Both parties benefit from delivering greater value to the end users. The usual solution would be for both parties to bear part of the costs.

Indeed, this is exactly what appears to be occurring in the recent interconnection agreement between Comcast and Netflix. Netflix has been a spectacular success, growing to roughly one-third of all primetime Internet traffic in the U.S. Like any for-profit company, it would prefer it if the ISPs bore as much of the burden of the additional costs of carrying this traffic as possible. Indeed, that is the gist of its Open Connect program, which requires ISPs to terminate Netflix traffic for free. Some ISPs have embraced Open Connect. Others have resisted. All of this is a natural part of healthy bargaining process. As in the typical case, both sides reached an interconnection agreement that divides the costs. The terms represent nothing more than a garden-variety bargain over price that characterizes every arms-length economic transaction.

Although some have suggested that such interconnection agreements represent network neutrality violations, network neutrality only applies to how traffic is handled within an ISP’s network. It does not apply to how the traffic arrives at an ISP, which inevitably travels by paths of different lengths and incurs different costs as it traverses a system composed of 30,000 separate networks tied together through arms-length interconnection agreements. Indeed, this is why the Open Internet Order specified that it does not apply to interconnection agreements10 and why FCC Chairman Julius Genachowski made clear that the Open Internet Order does not apply to interconnection disputes, such as the prior dispute between Comcast and Level 3.11

The Comcast-Netflix interconnection agreement appears to be nothing more than a typical case of such bargaining. The agreement reduces Comcast’s costs. The impact on Netflix is ambiguous: while it now must pay Comcast to terminate its traffic, it no longer needs to pay the third-party ISP on which it previously relied to reach Comcast in a classic case of efficiencies through cutting out the middleman. Although some have suggested that this might lead to a net reduction in Netflix’s costs, that information is confidential and cannot be verified. In any event, interconnection represent a trivial revenue stream for Comcast and a tiny portion of Netflix’s cost structure, which is dominated by program acquisition costs, which means that the transaction is unlikely to have any material effect.12

In addition, interconnection in the Internet space is fundamentally different from carriage agreements in cable television. In cable television, the failure to come to an agreement means that subscribers cannot receive particular content. With respect to the Internet, multiple ways to reach consumers always exist. In fact, Comcast maintains 40 settlement-free peering relationships and over 8,000 paid transit relationships. That means that edge providers will always have some way to reach Comcast customers even if they are unable to reach an direct interconnection agreement. The only bargaining advantage that Comcast would enjoy is the

10          Preserving the Open Internet, Report and Order, 25 F.C.C.R. 17905, 17944 n.209 (2010).
11          Network Neutrality and Internet Regulation: Warranted or More Economic Harm than Good?, Hearing before the Subcomm. on Communications and Technology, H. Comm. on Energy and Commerce, 102d Cong., 1st Sess. 102 (2011), available at http://www.gpo.gov/fdsys/pkg/CHRG-112hhrg65940/pdf/CHRG-112hhrg65940.pdf.
12          Dan Rayburn, Here’s How the Comcast & Netflix Deal Is Structured, with Data & Numbers, STREAMING MEDIA BLOG, Feb. 27, 2014, http://blog.streamingmedia.com/2014/02/heres-comcast-netflix-deal-structured-numbers.html.

different between the interconnection terms and the cost of Netflix’s next-best interconnection option. Although some have speculated that Comcast might still be able to discriminate against Netflix traffic flowing over other paths, that traffic is mixed with the traffic of other end users, which would require Comcast to inspect all of the traffic coming through that connection, which would be unrealistic and prohibited by Comcast’s commitment to abide by the terms of the Open Internet Order.

The video industry is undergoing fundamental changes. Cable subscribership is slowly declining, and consumers are shifting more and more to online video. At the same time, content acquisition costs are increasing faster than the overall cost of cable television. These price trends suggest that content providers are in a stronger bargaining position than are able operators to the point where Cablevision has floated the possibility of abandoning the video business and simply allowing over-the-top providers like Netflix to fill the void.

In this world, agreements such as the one between Netflix and Comcast hold many benefits for consumers. As an initial matter, as a direct customer instead of an indirect customer, Netflix now has a service level agreement with Comcast that guarantees certain levels of service. At the same time, direct connections hold the promise of allowing the two companies to better coordinate their behavior to deliver content more effectively. In addition to obtaining better service, there are indications that such arrangements may reduce the prices that consumers pay. Although Netflix has to pay Comcast to terminate traffic, it no longer has to pay its former transit provider, Level 3. Industry observers have concluded that cutting out the middleman can yield substantial savings. Even if the net price does not go down, the enhanced service should provide considerable benefits to consumers.

As an added benefit, absent the interconnection agreement, all of Comcast’s customers would have had to bear the costs of Netflix’s increase in traffic regardless if they used the service or not. The interconnection agreement promotes fairness by ensuring that those who derive the benefits are the ones who bear the costs. The elimination of zero-cost pricing also avoids the problems that arise when edge providers have no incentive to economize on the volume of traffic they send, as well as address the legal concerns raised by Judge David Tatel in his decision in Verizon v. FCC.13

In terms of peering and the market for last-mile interconnection services, companies are experimenting with a wide range of different solutions, including proprietary data centers, collocated content delivery networks, and multitenant hosting in third-party data centers just to name a few. At the same time, each of these types of companies are experimenting with a wide range of commercial arrangements including for example traditional peering, paid peering, secondary peering, traditional transit, and paid transit. The parties should be permitted to experiment with different ways to satisfy all of these actors’ shared interest in delivering content to end users in the most effective way
Any remaining concerns should be eliminated by the fact that Comcast has committed to abide by the terms of the FCC’s Open Internet Order even though it was struck down by the courts. In fact, the merger would extend this benefit to all of Time Warner Cable’s customers as well.

13         740 F.3d 623, 658 (D.C. Cir. 2014).

CONCLUSION

In closing, it bears keeping in mind how dynamic and unpredictable this sector has been. Consider the 2000 merger between Time Warner and America Online. What many predicted would be the end of history ended up simply being the end of $200 billion in Time Warner shareholder value. In addition, just a few short years ago, many argued that fiber-to-the-home would soon consign the cable industry to the dustbin of history, whereas many of these same people now warn that cable represents a looming natural monopoly.

These episodes underscore how easy it is to hypothesize problems that never materialize and how easy it is to forget that innovation and willingness to undertake commercial risk have created greater consumer benefits than anyone could have anticipated. In this respect, the experience under merger conditions the Commission imposed when it cleared Comcast’s acquisition of NBC Universal is instructive. Since that time, Netflix has thrived, as its subscribership numbers, revenue, and stock price have soared.14 Netflix’s success does not seem to be the result of the merger conditions created largely for its benefit. Indeed, to date, there does not seem to be any evidence that any OVD has invoked these provisions. While it is feasible that the lack of any conflict is simply bargaining in the shadow of the merger conditions, Comcast’s conduct seems to be nothing more than ordinary licensing practices that are no different from any other industry actor. Instead, Netflix’s rise appears to derive largely from its willingness to undertake the risk associated with billions of dollars in forward contracts for content.

Humility about even experts’ ability to predict the future has led regulators to deemphasize hypothetical considerations and to insist on concrete harms backed by a clear

14          Yoo, supra note 8, at 934–36.

theory and backed by real-world data. Moreover, even if problems with access to content or networks were to materialize, the better practice would be to address them through general regulations that benefit the entire industry, such as the leased access and program access regimes.

Justin (Gus) Hurwitz
Assistant Professor of Law
(402) 472-1255
ghurwitz@unl.edu

Before the
Federal Communications Commission
Washington, D.C. 20554

In the Matter of	)

Applications of Comcast Corporation, Time	)
Warner Cable Inc., Charter Communications	)	MB Docket No 14-57
Inc., and SpinCo to Assign and Transfer Control	)
of FCC Licenses and Other Authorizations	)
)

Comments of Justin (Gus) Hurwitz, Assistant Professor of Law,
University of Nebraska College of Law1

These comments are respectfully submitted in response to the Commission’s July 10, 2014, request for comments in the above-captioned proceeding, MB Docket Number 14-57, relating to the proposed merger of Comcast Corporation and Time Warner Cable, Inc., and related matters.

That is may help the Commission’s consideration of this important transaction, I have included as attachments of recent writings and Congressional testimony that I have authored relevant to this transaction.

The general theme of these materials is that to the extent that the transaction is thought of as between MVPDs, it is between firms that largely do not compete in overlapping territories today, such that it has little effect on competition; to the extent that the transaction is thought of as between ISPs, the same analysis applies and is between firms operating in an environment even more competitive than that in which MVPDs operate; and that in any event the combined firm is better thought of as participating in the much larger and robustly

1
The author teaches and researches in areas relating to telecommunications law and policy, Internet-and cyber-law, and the regulation of technology; has previously worked in the Federal government in a capacity relevant to the present matter; has degrees in both law and economics and has researched and published in technical fields relating to modern telecommunications technology. Further information about the author is at http://law.unl.edu/justin-gus-hurwitz/.

P.O. 830902 / Lincoln, NE 68583-0902

(402) 472-2161 / FAX (402) 472-5185

competitive video content and Internet-related technology industries. Any meaningful analysis of this transaction, that is, must consider the full range of actual and competitive infrastructure, content delivery, and related firms against which the merged entity competes today or with which it may compete in the future.

I hope these materials may be of interest in your evaluation of the proposed transaction.

Sincerely, /s/ Justin (Gus) Hurwitz Justin (Gus) Hurwitz Assistant Professor of Law University of Nebraska College of Law

August 25, 2014

Federal Communications Commission
445 12th Street, SW
Washington DC 20554

RE: Docket 14-57, Applications of Comcast Corporation and Time Warner Cable Inc. for Consent to Assign or Transfer Control of Licenses and Applications

Dear Commissioners:

I appreciate the opportunity to share the thoughts of the Institute for Policy Innovation (IPI) on your review of the merger of Comcast Corporation and Time Warner Cable, Inc.

IPI is a 27 year-old market-oriented public policy think tank that closely follows the communications marketplace. We submit these comments in hope that they are useful to you in your review of the merger.

Introduction

In our view, in a free society, people are free to make economic arrangements and engage in commerce as they see fit so long as they operate within the law and don’t do harm to others. Government should not preclude entire areas of economic activity in anticipation that there might be harm or that there might be a bad actor; rather, we allow people the freedom to experiment and try new things, and we take action if and where there is evidence of harm.

There is no sound policy reason why the same logic should not apply to businesses, since businesses are simply forms in which free people organize themselves for common purposes.

Further, when there is free exchange of goods and services in a free market, both parties benefit. One side of the transaction is not predating on the other; in fact, in a competitive marketplace, a business must constantly be seeking to please its customers. Only through pleasing customers can a business advance its own interests.

Of course, even in an ideal market there are occasional bad actors. A just system identifies behaviors and practices that harm others and remediates the harm without limiting the freedom of those who are acting properly in the marketplace.

But regulation designed in an assumption of anticipating possible bad behavior and precluding it risks running afoul of the Law of Unintended Consequences, in which regulations restrict or preclude entire areas of beneficial economic activity that could not have even been anticipated when the regulatory policy was put in place.

This is because of the Knowledge Problem; i.e., in an economy as large and as complex as human behavior, regulators have neither the information nor the processing power to even fully understand the current economy, much less to anticipate all possible strands of the future economy. To assert such knowledge in promulgating regulatory policy is simply arrogance.

With Regard to Merger Reviews

How does this philosophy apply to merger review? When those reviewing a merger claim to know how an industry or marketplace will develop in both the scenarios of the merger going forward and the merger being rejected, they assert an impossible degree of knowledge, including knowledge of counterfactuals. In fact, regulators have little to no idea what the future holds for the companies that are merging or for the industry in which they operate.

The good news is that this lack of foreknowledge shouldn’t matter. In a free society, the default condition should be approval of mergers, or even an end to the merger review process altogether. It’s a relic of the Progressive Era, during which there was an overreaction of distrust against the behavior of businesses. The history of that era provides us with abundant examples of the federal government attempting to direct industries from the top-down in the arrogant assertion that the government knew best. This assertion turned out to be predictably wrong.

Since the 1970s, policy has generally shifted in a more deregulatory direction, and the benefits to consumers have been clear. Innovation and economic growth have increased as a result. The less government asserts an ability to understand, predict and direct industries and markets, the better the economy performs. Almost 300 million American adults making multiple economic decisions every day in a free marketplace is a much better way to determine economic outcomes than assertions by federal regulators that they know in advance what all those decisions are going to be.

The danger in the merger review process is that U.S. policy making begins to resemble European-style competition policy, where regulators indeed assert that they know how a particular market should function and review mergers through that lens. But what has been the result of European style competition policy?

Interestingly, in an analysis published recently on August 22nd, it was revealed that, if European countries were American states, the richest and most productive European country, Norway, would be only the 7th richest American state, just below Massachusetts. Switzerland would be 20th, Germany 39th, and Sweden, 40th. Yes, the massive German economy would only be the 39th richest American state. The average of the Eurozone would be 41st, just below West Virginia, and the U.K. would be next-to-last, just above Mississippi.1

This at least suggests that European-style competition policy has not resulted in levels of innovation and wealth creation in excess of that experienced in the United States, and thus suggests that, instead of the U.S. moving toward European-style competition policy, the U.S. should retain our hands-off approach to experimentation in the economy and our light-touch regulatory environment.

Of course, should a company behave in a manner that is monopolistic, abusive of consumers or harmful to a competitive marketplace, there remains an abundant body of law and significant law enforcement resources within the Justice Department to prosecute such harmful activity.

But absent such clear evidence of harm, companies should be free to experiment in the marketplace and outcomes should be determined by the interactions between consumers and businesses rather than by the dictates of regulators who don’t possess sufficient knowledge to undertake such a task, and thus who will almost certainly be wrong.

Additionally, the merger review process has become a source of uncertainty in and of itself, chilling investment. In a speech delivered in 2011 by then-FCC Commissioner Meredith Attwell Baker at IPI’s third Annual Communications Policy Summit, Commissioner Baker identified features of the FCC’s merger review process that require addressing:

Let’s assume you are the CEO of a company and you have $10 billion to invest. You are considering acquiring a company with broadcast and wireless assets. Looking at that deal, you need to know if it serves your shareholders’ best interests, and whether it is the right long-term vision for the company. If the deal can be structured correctly, you are willing to infuse the new company with billions in capital and to create new jobs. Your decision to invest is complicated today by the uncertainty surrounding the necessary regulatory approvals.

1 http://blogs.spectator.co.uk/coffeehouse/2014/08/why-britain-is-poorer-than-any-us-state-other-than-mississippi/

What does that mean in practice? You have to factor in approximately a year of regulatory scrutiny. Some deals take longer, 18 months or more. More than likely, merger conditions will also be imposed, but you will have little sense of the cost, complexity, length, or even topic of those conditions when you make the deal. In recent years, the FCC has imposed conditions mandating jobs to be created in a particular region, a billion dollars to be invested in a geographic market, and broadband services to be offered on specific terms and conditions.

So, ask yourself, would you subject yourself to the FCC merger review process? Or in our global market would you look elsewhere to invest in telecom companies overseas or more certain investments in other industries altogether? My concern is that you might walk away, and how many other consumer enhancing and job-creating deals are not getting done today.2

Commissioner Baker suggested that the FCC’s job in a merger review is simply to “transfer a license, not bless the entire transaction.” Why should mergers of communications companies be subjected to a duplicative and more stringent review process than mergers in other industries?

Commissioner Baker also criticized the length of FCC merger reviews as most often grossly exceeded its supposed 180 day shot clock, and especially the FCC’s practice of imposing conditions on companies. As former Commissioner Abernathy has stated, such conditions “are the quid pro quo that merger applicants must accept in order to get timely approval.”

By imposing such conditions, regulators have developed a habit of accomplishing their policy goals through the merger review process, which is offensive to the rule of law. Demanding that companies agree to abide by policies that have not become law either through either the legislative or rule-making processes, but are simply the preferences of the current FCC chairman, is an illegitimate means of policy making. Policies set precedents for entire industries, and thus policy should be made through normal policy-making processes rather than at the convenience of whatever chairman happens to be in office when two companies decide to merge.

With Regard to the Comcast\Time Warner Cable Merger

Because of the cable industry’s historical business model, Comcast and Time Warner Cable do not compete with each other—their business territories do not overlap.

2 http://www.ipi.org/ipi_issues/detail/towards-a-more-targeted-and-predictable-merger-review-process

Thus, consumer choice will not be reduced by the merger, and that should be the most significant factor in the Commission’s review process.

Further, it has been generally observed that Comcast has been a leader in delivering innovative products and services to its customers. This suggests that the merger will actually bring an improved level of products and services to Time Warner Cable’s customers. In other words, in the short to intermediate term, consumer benefit will likely result from the merger, rather than consumer harm.

Those benefits to Time Warner Cable customers would seem to be:

•
Faster broadband speeds. Comcast offers speeds of between 105 to 505 Mbps, and has been a leader in deploying ever faster broadband speeds, often for no increase in price. Time Warner Cable, by contrast, generally offers 50 Mbps in most of its market, offering 100 Mbps in a few select markets.

•	Greater video options. Comcast offers significantly more video options to its consumers than does Time Warner Cable.

•	All-digital networks. Comcast has completed the transition to all-digital networks, while Time Warner Cable has completed less than 20% of the transition.

In addition, Comcast has a record of investment in its network that outpaces Time Warner Cable’s, along with the resultant job creation.

That level of investment commitment has been demanded of Comcast, at least in part, because of the tremendous level of competition that exists between cable, satellite, telecom and wireless options. Hopefully by now the Commission realizes that, in highly capital-intensive industries like broadband, one does not gauge competition simply by the number of competitors. There are, for instance, more donut shops than broadband providers, but that doesn’t mean that the donut business is significantly more competitive than the broadband business. In fact, other measurements, such as the investment in competitive advertising, would suggest that the broadband market is much more competitive than the donut business.

In fact, the United States is one of only two nations in the world with three (3) fully deployed broadband technologies competing for consumers—cable, telco, and wireless 4G LTE. And, in fact, it is growth in wireless broadband that is currently outpacing the other technologies. There is no danger of the newly merged Comcast possessing dominant market share such that consumers would be harmed. Comcast would still have less than the FCC’s arbitrary and vacated 30 percent of the pay TV market concerns.

In the long term, as we have already argued, who knows what will happen? Perhaps the Comcast\Time Warner Cable merger will be seen as the last gasp of a dying cable industry. Perhaps it will be the ingenious move that saved the cable industry, or that transformed it into something entirely new, offering increased innovation and enhanced competition with other industries. We just don’t know, and can’t know.

Hopefully by now it’s clear that we do not think it wise or even possible for the FCC to know, much less to direct, how the video and broadband marketplaces develop in the future. To state the obvious, no one knows what the video and broadband marketplaces will look like five or ten years hence. The only thing we can be assured of is that, based on observations of the current rate of change and dynamism in the marketplace, it will be different. And it is up to the market itself to determine how that future is shaped, not the FCC, and certainly not the critics of this merger.

Many critics, however, assert that they do know what will happen. We should dismiss the majority of social media concerns against the merger as rhetorically empty, since there is no economic evidence that the combined companies will be “too big,” and it’s impossible to know what “too big” would actually be. Although we should point out that, in an economy this large, for Comcast to gain seven million of Time Warner Cable’s subscribers is not actually that big of a change.

Another concern raised against the merger is that the post-merger Comcast would have too much power in carriage negotiations with programming. We would suggest several responses to this claim:

•
It is possible that, at the moment, programmers have too much power in such negotiations. We do not assert that is the case, but it is just as easy to assert this as it is to assert the opposite sentiment.

•
Antitrust law is not designed to protect competitors, but consumers. When regulators begin considering the complaints of competitors as primary in a merger review, they are slipping into European-style competition policy rather than traditional U.S. antitrust policy.

•
Cable-provided video is actually under competitive assault from over-the-top video sources such as Netflix, Hulu and Amazon. It may be that cable consolidation is necessary for cable to continue to provide competition for these rapidly growing video services.

•	Comcast also faces enhanced competition from new entrants, such as Google Fiber, as well as enhanced competitors such as the new combination of AT&T and Direct TV.

In summary, today’s video marketplace is radically more competitive than ever before. Consumers have never had as many choices and options, and there is no indication that this trend will do anything other than continue. Fears that a post-merger Comcast will wield overwhelming market power such that it will be able to quash such competition seems more based in Progressive Era general distrust of corporations rather than any informed understanding of the current video marketplace and obvious current trends.

In today’s diverse video marketplace, where consumers have a dizzying array of options for how, when and where they access the content of their choice, only purposefully ignoring this diversity of competition could lead one to believe that the Comcast\Time Warner Cable merger would have any effect other than continued positive enhancement of consumer choice and welfare.

Conclusion

It should be clear from our comments that we believe the merger between Comcast and Time Warner Cable should be allowed to not only proceed, but to proceed promptly and without the addition of conditions and concessions. Further, we believe there is need for serious reform of the merger review process that would strictly limit the FCC’s role.

We thank you for the opportunity to submit our thoughts on this proceeding, and would be happy to answer any questions or discuss this matter further with FCC personnel at your request.

Sincerely,

/s/ Tom Giovanetti

Tom Giovanetti
President

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
)
Applications of Comcast Corp. and	)
Time Warner Cable Inc. for Consent	)	MB Docket No. 14-57
to Assign and Transfer Control of	)
Licenses and Other Authorizations	)

COMMENTS OF
THE COMPETITIVE ENTERPRISE INSTITUTE

August25, 2014	Ryan Radia
Competitive Enterprise Institute
1899 L Street N.W., Floor 12
Washington, D.C. 20036
(202) 331-2281
Ryan.Radia@cei.org

COMMENTS OF THE COMPETITIVE ENTERPRISE INSTITUTE

SUMMARY

On behalf of the Competitive Enterprise Institute (“CEI”), we respectfully urge the Commission to unconditionally approve the joint applications of Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) seeking consent to transfer various FCC licenses and other authorizations.1 The Commission’s prompt approval of the Comcast-TWC applications is likely to serve the public interest by advancing consumer welfare and facilitating robust competition in the dynamic and multi-sided markets for broadband Internet service, multichannel video distribution, and original television programming. And although we cannot say with certainty whether this merger, if consummated, will deliver all the benefits that both empirical evidence and economic theory suggest it can attain, the upside of the deal for consumers is far more promising than its downside is worrisome.

CEI is a nonprofit, nonpartisan public interest organization that focuses on regulatory policy and competitive markets. We make the uncompromising case for economic freedom because we believe it is essential for entrepreneurship, innovation, and prosperity to flourish. CEI has previously filed comments with the Commission in numerous proceedings involving license transfers, media ownership, wireless and wireline telecommunications, and other issues.

I. COMCAST AND TWC WILL BE BETTER EQUIPPED TO SERVE CONSUMERS IF ALLOWED TO COMBINE

A.	A Merged Comcast-TWC Is Positioned to Offer Americans Superior Broadband Access than Either Standalone Company

As the Commission has repeatedly emphasized, expanding the availability of affordable, high-speed broadband Internet access is a top public policy priority.2 Indeed, as the Commission has observed, broadband is “the great infrastructure challenge of the early 21st century.”3 Although various government agencies have played a limited role in facilitating broadband deployment, the brunt of this work has been done by the private sector.4 As two of the nation’s leading broadband providers, both Comcast

1.
Comm’n Seeks Comment on Applications of Comcast Corp., Time Warner Cable Inc., Charter Commc’ns, Inc., and Spinco to Assign and Transfer Control of FCC Licenses and Other Authorizations, Public Notice, FCC MB Docket No. 14-57 (July 10, 2014), available at http://www.fcc.gov/document/pleading-cycle-set-comcast-time-warner-cable-charter-transactions.

2.	See, e.g., FCC, Connecting America: The National Broadband Plan, at 3 (2010), available at http://download.broadband.gov/plan/national-broadband-plan.pdf.

3.	Id. (emphasis in original).

COMMENTS OF THE COMPETITIVE ENTERPRISE INSTITUTE

and Time Warner Cable have played a crucial role in this process.5

If Comcast acquires TWC, the merged company will account for roughly 35 percent of wireline broadband connections in the United States—or 27.9 million residential broadband subscribers.6 The deal will thus create a company that enjoys greater scale in the residential broadband market than any existing wireline provider. This scale will likely translate into an advantageous cost structure for the merged company and, in turn, more competitive service offerings in terms of price and throughout.7 Although many of the costs entailed in offering broadband access are a function of each particular neighborhood or region a provider covers, the cost of delivering broadband also turns on a provider’s overall footprint.8

For instance, each ISP must secure peering arrangements with other network owners to ensure its subscribers have unfettered access to the Internet. Making such deals can be expensive, especially for smaller broadband providers that lack a significant backbone infrastructure. Comcast, however, has reached settlement-free peering arrangements with every so-called “Tier 1” network—that is, networks considered to be at the top level of the Internet in terms of global connectivity.9 These routes facilitate Comcast’s ability to offer its subscribers higher throughput at lower costs than other providers—including TWC, which incurs marginal costs associated with paid peering as its subscribers transfer more content.10

These factors help explain why Comcast—which generates nearly thrice the revenue

4.
Id. (“Due in large part to private investment and market-driven innovation, broadband in America has improved considerably in the last decade. More Americans are online at faster speeds than ever before.”).

5.
See FCC, 2014 Measuring Broadband America Fixed Broadband Report: A Report on Consumer Fixed Broadband Performance in the U.S., at 5 (2014), available at http://data.fcc.gov/download/ measuring-broadband-america/2014/2014-Fixed-Measuring-Broadband-America-Report.pdf (both Comcast and TWC are among the nation’s top 14 leading broadband providers by subscribers).

6.
See Emily Steel, Dish Asks F.C.C. to Block Comcast-Time Warner Cable Merger, N.Y. TIMES, July 9, 2014, available at http://www.nytimes.com/2014/07/10/business/media/dish-asks-fcc-to-block-2-big-mergers.html?_r=0.

7.
See SCOTT WALLSTEN, TECH POL’Y INST., AN ECONOMIC ANALYSIS OF THE PROPOSED COM-CAST/TIME WARNER CABLE MERGER, at 2 (May 2014), available at https://techpolicy institute.org/files/wallsten_evaluating%20the%20comcast%20twc%20merger.pdf.

8.	Id.

9.
See Jon Brodkin, Comcast Is the One Who Should Pay For Network Connections, Cogent Claims, ARS TECHNICA (May 8, 2014, 2:20 PM), http://arstechnica.com/tech-policy/2014/05/comcast-is-the-one-who-should-pay-for-network-connections-cogent-claims/.

10.	Cf. Sam Gustin, Netflix Pays Verizon in Streaming Deal, Following Comcast Pact, TIME, April 28, 2014, available at http://time.com/80192/netflix-verizon-paid-peering-agreement/.

COMMENTS OF THE COMPETITIVE ENTERPRISE INSTITUTE

of TWC11—currently offers at least 25mbps downstream broadband throughput to a higher share of its subscribers than does TWC.12 If Comcast absorbs TWC’s network, the merged company plans to make major upgrades so that it can offer its subscribers the service tiers available to Comcast customers today—which, for many TWC subscribers, will entail significantly faster broadband connectivity without any attendant price increases.13 In the longer term, the merged company will be better-positioned to make consistent and incremental service enhancements at a faster rate than either standalone company has offered historically.

Although the merged company will be bigger than any existing wireline ISP, the Comcast-TWC acquisition will not reduce the number of broadband choices available to subscribers, for no households are serviced by both Comcast and TWC today.14 The two companies compete largely in distinct geographic markets, while in the few cities wherein both services are available to a portion of households, only one of the two providers is available to any given property.15 To be sure, many transactions deliver considerable net benefits despite growing the combined firm’s share of a relevant market. Unlike many other recent mergers, however, the Comcast-TWC deal will have no direct effect on consumer choice.

Indirectly, the Comcast-TWC merger may well intensify broadband competition among existing fiber and DSL broadband providers. These providers, which in many markets represent the chief competitor to cable companies such as Comcast and TWC, currently offer fiber-to-the-home in a sizable minority of U.S. communities. Verizon FiOS, for example, now passes almost 19 million U.S. households with its fiber-optic broadband service.16 In other areas, many DSL providers offer broadband speeds comparable to all but the fastest cable tiers; for instance, AT&T’s U-verse

11.
See Applications and Public Interest Statement of Comcast Corp. and Time Warner Cable Inc. at 22, Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Assign and Transfer Control of Licenses and Other Authorizations, FCC MB Docket No.14-57 (rel. July 10, 2014) [hereinafter Comcast-TWC Public Interest Statement], available at http://corporate.comcast.com/images/Comcast-Public-Interest-Statement-April-8.pdf.

12.	Comcast-TWC Public Interest Statement, supra note 11, at 33.

13.	Id. at 34.

14.
New York City Mayor Bill de Blasio, a skeptic of the deal, has conceded that “Comcast and TWC operate cable networks in distinct non-overlapping geographic markets.” Ted Johnson, New York Mayor Calls for Conditions on Comcast-Time Warner Cable Merger, VARIETY (Aug. 25, 2014, 2:17 PM), http://variety.com/2014/biz/news/new-york-mayor-calls-for-conditions-on-comcast-time-warner-cable-merger-1201289939/.

15.	Comcast-TWC Public Interest Statement, supra note 11, at 138–39.

16.	Jeff Baumgartner, Verizon Keeps FiOS Fire Stoked in Q4, MULTICHANNEL NEWS (Jan. 21, 2014, 9:10 AM), http://multichannel.com/news/content/verizon-keeps-fios-fire-stoked-q4/356444.

COMMENTS OF THE COMPETITIVE ENTERPRISE INSTITUTE

VDSL now passes over 30 million U.S. households.17 A more robust cable sector will likely spur these competing providers to continue to improve and expand their offerings.

B.	Comcast-TWC Will Also Deliver Better Multichannel Video Programming Service If Allowed to Merge

Comcast and TWC also compete in the market for multichannel video programming distribution (“MVPD”).18 Unlike the residential wireline broadband market, wherein most U.S. consumers have two choices, nearly all Americans have at least three choices among MVPDs—while well over one in three Americans has four MVPD choices.19 As in the broadband market, the Comcast-TWC merger will not reduce the number of consumer choices among MVPDs, for the two providers offer service to differing sets of households.20

Unlike in the broadband market, however, MVPDs do not simply connect their subscribers to a global interconnected network by any means necessary. Instead, MVPDs must bargain for the rights to perform, distribute, and retransmit a discrete set of television channels and programs. As the Commission has noted, “the broadcast and cable networks of seven companies—Disney, News Corp., NBC Universal, Time Warner Inc., CBS, Viacom, and Discovery—account for roughly 95 percent of all television viewing hours in the United States.”21 Although one of these seven companies, NBC Universal, is a subsidiary of Comcast, a merging party, the other six are not. Currently, both Time Warner Cable—not to be confused with Time Warner— and Comcast pay a considerable sum each of these channel-owning companies to distribute their programming to MVPD subscribers.

The costs to acquire this programming are substantial. Indeed, as the Commission has observed, “compared to the smaller and mid-sized MSOs, Comcast, Time Warner Cable, and Charter can better leverage their scale in programming cost

17.
The AT&T/DIRECTV Merger: The Impact on Competition and Consumers in the Video Market and Beyond: Hearing Before the Subcomm. on Antitrust, Competition Policy and Consumer Rights of the S. Comm. on the Judiciary, 113th Cong. 1 (2014) (Questions for the Record Submitted by Chairman Amy Klobuchar for AT&T CEO Randall Stephenson), available at http://www.judiciary.senate.gov/imo/media/doc/Stephenson%20Responses%206-24-14.pdf.

18.
See Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, FCC 13-99, 28 FCC Rcd. 10496, para. 33 (2013) [hereinafter Fifteenth Video Competition Report], http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-13-99A1.pdf.

19.	Id. at para. 36.

20.	See supra note 15.

21.	Fifteenth Video Competition Report, supra note 18, at para. 329.

COMMENTS OF THE COMPETITIVE ENTERPRISE INSTITUTE

negotiations.”22 By joining forces, Comcast and TWC will account for a moderately greater share of MVPD consumers—and, in turn, will likely enjoy a moderately improved bargaining position relative to large programming vendors, whose popular and differentiated content offerings have traditionally made it difficult for MVPDs to aggressively negotiate on prices.

II. CONCLUSION

Ultimately, the Comcast-TWC merger represents just one transaction in a series of mergers and divestitures that ebbs and flows as the media and telecommunications markets evolve. If the deal is consummated, the combined company will continue to face fierce competition from broadband providers, MVPDs, programming vendors, and Internet-focused companies such as Netflix, Amazon, Apple, and Google. How these rivalries will pan out is impossible to predict, but the virtuous cycle of investment and innovation is all but certain to continue—especially if left undisturbed by presumptuous agency interventions. The Commission should let this merger go forward by unconditionally approving the companies’ applications for consent to transfer various FCC licenses and other authorizations.

22.	Id. at para. 69, n.208 (citing Michelle Ow, Historical Benchmarks: Cable Margins by Segment, 2007 – Q1’12, SNL Kagan, Cable TV Investor: Deals & Finance, July 31, 2012, at 12-13).

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

)
In the Matter of	)
)
Applications of Comcast Corp. and	)
Time Warner Cable, Inc	)	MB Docket No. 14-57
For Consent to Assign or Transfer	)
Control of Licenses and Authorizations	)
)

Comments of
Douglas Holtz-Eakin and Will Rinehart1

Introduction

The Comcast-Time Warner Cable (TWC) deal will strike the tenor for technology mergers in the coming years, so it is important the regulators understand its impact on consumers and the competitive environment. Technology policy’s fundamental question again takes center: should we regulate beforehand, deterring all potential positive benefits, or regulate when there is actual consumer harm? Answering that question requires knowledge of both the current market realities and an exploration of the future competitive environment. The current market realities are certain: there are few horizontal and vertical concerns in both paid TV and broadband Internet, the broadband market is extremely competitive, and the deal is likely to benefit consumers. While the future is far more uncertain, efforts by rivals in the converged television and broadband market continue to bode well for competition. More importantly, the Federal Communications Commission (FCC) should be hesitant to stop this deal from closing. However, if concerns and merger conditions are pursued, those constraints should be narrowly tailored to this deal. All combined, the deal is clearly in the public interest and should be allowed.

How Market Realities Affect Horizontal and Vertical Concerns

Merger review, as part of antitrust law, is meant “to protect and enhance competition and consumer welfare.”2 By all accounts, competition is robust in both the paid TV and broadband spaces, and the merger itself has few vertical and horizontal integration concerns.

1 Douglas Holtz-Eakin is President of the American Action Forum and Will Rinehart is Director of Technology and Innovation Policy at the American Action Forum
2 Deborah Platt Majoras, Statement of FTC Chairman Deborah Platt Majoras Before the Antitrust Modernization Commission Concerning Modernization of Antitrust Law, http://www.ftc.gov/public-statements/2006/03/statement-ftc-chairman-deborah-platt-majoras-antitrust-modernization.

Horizontal mergers can reduce the number of competitors in the market. However, Comcast and TWC do not compete in any relevant market for multichannel video programming distributors (MVPDs), so should a merger go through, consumers will not see a reduction in the number of choices.3 Even though the 1992 Cable Act prohibits exclusive cable franchises, local regulations called “cable franchising rules” usually result in just one cable provider for a market.4 Consequently, this deal will not change an important feature of TV: 98 percent of Americans can choose from three or MVPDs. In addition to two satellite providers, the entry of fiber into countless market allows 32.8 percent of Americans the choice of four or more MVPD options, up from a mere 4.7 percent in 2006.5

Paid TV is a relatively mature market, but the last two decades have been a transformative time. High quality serial dramas have proliferated, which has driven up the cost of production and changed the ways that consumers watch content. TV sets have steadily increased in resolution and size, creating upward pressure for high definition signals in programming. Meanwhile, cheap alternatives on the Internet increasingly compete for attention. The TV viewing habits of Americans have been stable and consumers are turning to cord cutting and cord trimming to get their content without the cost of cable.6 While cable is indeed the largest U.S. broadband provider, its share of TV distribution is only a little more than 50 percent with total subscribers on a decline from 2008.7 Forty four million American homes now get video from non-cable providers such as fiber and satellite, who have cut into the core business.8

The combined company would sit below the arbitrary 30 percent market share threshold that had long been a cap by the Federal Communication Commission (FCC). The FCC established this cap as a limit for pay TV ownership, but it was struck down by the courts in 2009, because the agency “failed to demonstrate that allowing a cable operator to serve more than 30 percent of all cable subscribers would threaten to reduce either competition or diversity in programming.”9

Programming is really the primary concern in the pay TV market. About half of a cable bill goes to programming companies such as Viacom and Disney, and costs are on an incline.10 From 2006 to 2011, total spending by cable companies on programming increased 29 percent in real, inflation adjusted

3 In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. For Consent To Transfer Control of Licenses and Authorizations, http://corporate.comcast.com/images/Comcast-Public-Interest-Statement-April-8.pdf.
4 Thomas W. Hazlett, Cable TV Franchises as Barriers to Video Competition, http://www.vjolt.net/vol12/issue1/v12i1_a2-Hazlett.pdf.
5 Geoffrey Manne, The Future of Video Marketplace Regulation,
http://democrats.energycommerce.house.gov/sites/default/files/documents/Testimony-Manne-CT-Satellite-TV-Law-2013-6-12.pdf.
6 Neilsen Company, An Era of Growth: The Cross-Platform Report,
http://www.nielsen.com/content/dam/corporate/us/en/reports-downloads/2014%20Reports/nielsen-cross-platform-report-march-2014.pdf.
7 In the Matter of Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, https://apps.fcc.gov/edocs_public/attachmatch/FCC-13-99A1.pdf.
8 Id.
9 John Eggerton, Court Throws Out FCC’s Cable Subscriber Cap,
http://www.broadcastingcable.com/news/washington/court-throws-out-fccs-cable-subscriber-cap/56420.
10 Matthew C. Klein , Stop Whining About the Comcast-Time Warner Merger,
http://www.bloombergview.com/articles/2014-02-13/stop-whining-about-the-comcast-time-warner-merger.

dollars.11 Programming expenditures have increased substantially more than the average cable price.12 Time Warner spun off its cable operations partly due to this squeeze.

Will this deal stifle the production of content? The entire cable industry only owns about 14 percent of all programming channels, according to the FCC.13 It is hard to see how this would substantially change the production of programming given that it is a little more than a 1/8 of the market. Moreover, Comcast will still be subject to its conditions from its acquisition of NBC Universal. In allowing the deal to move forward, the cable company agreed to a length set of restrictions, which included a provision requiring the company to provide online distributors with TV content, and an agreement to not “exercise corporate control over or unreasonably withhold programming from Hulu.”

What will change is the calculus between Comcast and huge content players like ESPN, CBS, and NBC. Merging the two operators would give them bargaining power. Consumers have the potential to win in this deal because the combined company would be able to slow down these programming costs. However, nothing is given. TWC just saw itself on the losing side of a programming debate with CBS when they negotiated their programming fees, losing more than 275,000 subscribers in the fight.

The future of cable is the Internet, and that is where any concerns, be they minimal at best, of this acquisition lie.

Competition is Robust in Broadband

The broadband market is both competitive and dynamic, marked by falling relative prices, expanding output, rapid innovation, and convergent competition. Even though broadband did not exist as a practical option for residential consumers until the early 2000s, it has rapidly developed. Average download speeds for wired connections in America have increased 32 percent in the past year alone, far faster than projected growth.14 The U.S. is now the 9th fastest country overall. Last year alone, the number of Internet subscribers with a connection over 10 Mbps jumped 60 percent, putting the U.S. close behind small countries like South Korea and Japan where the population density makes it cheap to build networks.15 The 6-year historical trend is depicted in the chart below and shows a strong upward trajectory with a projected growth path of nearly 35 percent in the coming year.

11 Meg James, Cable TV networks feel pressure of programming costs,
http://articles.latimes.com/2011/dec/08/business/la-fi-ct-cable-economics-20111208.
12 Rani Molla, How Much Cable Subscribers Pay Per Channel, http://blogs.wsj.com/numbers/how-much-cable-subscribers-pay-per-channel-1626.
13 See footnote 4.
14 Akamai, Akamai’s State of the Internet Q1 2014, http://www.akamai.com/dl/akamai/akamai-soti-q114.pdf?WT.mc_id=soti_Q114; Using Akamai’s available data beginning in 2007 Q3 along with a polynomial function projected an average speed of 10.392 Mbps.
15 Id.

Building out broadband infrastructure is expensive, but the US, driven by private investment, continues to lead the world. Of the world’s total investment in broadband, the U.S. has nearly a fourth of it, even though we have just 4 percent of the world’s population.16 All totaled, nearly 1.2 trillion has been invested since 1996.17

It is important to remember that the absolute numbers of broadband providers in any given city won’t change in this deal because local regulations set up in the 1960s and 1970s allowed only one cable company to exist in a jurisdiction. Fully understanding of these impediments to competition, U.S. communication competition policy has generally been one of intermodal competition, that is, competition exists among technologies. So, there has been an effort by regulators to ensure that cable competes against fiber, DSL, satellite, and increasingly wireless for broadband market share. Because of the sheer cost in laying wire and the rules set up by the Telecom Act, it is unlikely that two companies will utilize the same last mile technology in serving wired customers, as is the case right now. Even the newest entrant, Google, is going straight for fiber development because of a combination of long term cost and regulatory headaches.

Demand by consumers for faster speeds is placing pressure on both wired and wireless companies to upgrade. Last year, AT&T announced a $14 billion upgrade to its wired and wireless broadband networks.18 They are currently in the middle of this project which will bring a significant portion of its wired footprint on to superfast broadband and help to lay the basis of future upgrades. With the upgrades, AT&T will be able to offers speeds up to 45 Mbps in the near future, ramping up to 75 Mbps and 100 Mbps soon after, putting them ahead of most cable offerings. As the FCC’s most comprehensive plan for

16 Roslyn Layton, The European Union’s Broadband Challenge, http://www.aei.org/files/2014/02/18/-the-european-unions-broadband-challenge_175900142730.pdf.
17 National Cable & Telecommunications Association, America’s Internet Leadership,
http://www.ncta.com/positions/americas-Internet-leadership.
18 AT&T to Invest $14 Billion to Significantly Expand Wireless and Wireline Broadband Networks, Support Future
IP Data Growth and New Services, http://www.att.com/gen/press-room?pid=23506&cdvn=news&newsarticleid=35661&mapcode=.

faster Internet had suggested, DSL is uniquely situated to serve consumers, and with the increased demand for faster Internet, traditional telephone companies like AT&T are upgrading their DSL offerings.

The investments have paid off. AT&T has put seven consecutive quarters of U-verse broadband net adds on the books, most recently with 634,000 in Q1 201419 and 488,000 in Q2 2014.20 As a point of comparison, Comcast’s broadband net adds in Q2 2014 were 203,000,21 and in Q1 2014,22 they were 383,000. In other words, when AT&T invested, their U-verse broadband net adds in these quarters were twice as Comcast’s.

At the same time, these same companies are also getting into fiber networks, leapfrogging cable companies to capture consumers. The third largest telecommunications company, CenturyLink, is pushing out fiber to Seattle and is looking to expand into the 15 other communities. For their own part, AT&T is investing in fiber under the name of Gigapower. In addition to their well-known project in Austin, the legacy phone company is working to install a network in Dallas, Raleigh-Durham, and Winston-Salem. However, they are also now considering 21 other metro areas including Chicago, Cleveland, Houston, Los Angeles, Miami, and San Francisco.23 Cox Communications also announced intentions to launch a 1 Gbps fiber to the home (FTTH) service, a move that will challenge both AT&T and Google Fiber.24 The genesis of this fiber build out can be partially attributed to Google, which has shaken up the stolid regulatory process and other industry players with their offering in Kansas City. With Provo and Austin, finished, the search company is working closely with 34 cities across the U.S. to deploy the service in more households. As consumers find uses for these speeds and change companies, a merged Comcast-TWC will find its market position being assailed, as is the case now with satellites entry into traditional TV.

Google should not be a special case in broadband. Yet, in Kansas City, the government sped up the permitting process, gave Google rights-of-way access for little to no cost, and allowed Google to build-out in select neighborhoods where consumers actually expressed demand. Local costs tilt the scales. As Milo Medin, Google’s vice president for access services and a lead on the Google Fiber project, testified before the Senate, “regulations – at the federal, state, and local levels – can be central factors in company decisions on investment and innovation.” Franchising rules are often the worst offenders and “result in

19 AT

&T Reports Strong Results in First Quarter while Investing in Growth Transformation, http://about.att.com/story/att_first_quarter_earnings_2014.html#sthash.PMoP0GsW.dpuf.
20 Best-Ever Postpaid Churn Drives Strongest Postpaid Net Adds in Nearly Five Years and Continued U-verse Gains Highlight AT&T’s Second Quarter as Business Transformation Continues, http://about.att.com/story/att_second_quarter_earnings_2014.html#sthash.fFmmAcvl.dpuf.
21 Comcast Reports 2nd Quarter 2014 Results, http://www.cmcsk.com/releasedetail.cfm?ReleaseID=861091.
22 Comcast Reports 1st Quarter 2014 Results, http://www.cmcsk.com/releasedetail.cfm?ReleaseID=841516.
23 Marguerite Reardon, AT&T to take gigabit broadband to 21 new metro areas, http://www.cnet.com/news/at-t-to-take-gigabit-broadband-to-21-new-metro-areas.
24 Sean Buckley, Cox takes on AT&T and Google Fiber in 1 Gbps fiber race, http://www.fiercetelecom.com/story/cox-takes-att-and-google-fiber-1-gbps-fiber-race/2014-04-30.

unreasonable fees, anti-investment terms and conditions, and long and unpredictable build-out timeframes.”25

AT&T’s decision to build a fiber network in Austin just days after Google serves as a further example. As Raymond James analyst Frank Louthan pointed out in Reuters, “AT&T is making the point that they could make a lot more investments in many of their communities, absent the regulatory burdens which every community puts on providers.”26 Franchising rules, pole attachments, and other local fees are where competition is actually hampered. Removing those barriers to entry would help bring a fresh wave of competitors into this space.

The FCC even recognized the problems, and is moving towards solving some of the key deterrents to investment.27 But still, as many as 30,000 jurisdictions issue video franchises, with just as much variance as you’d expect. These are the real problems to broadband deployment that need to be dealt with, not a merger that is clearly a natural outgrowth of market processes and in the interest of consumers.

A Merged Comcast Will Bring Real Benefits to Consumers

The merger between Comcast and Time Warner Cable carries real and substantial gains in consumer welfare.

First, the merged company could expect two kinds of internal efficiency gains. For one, it will be easier to buy inputs in bulk, including all of the wires, routers, and switches that make Internet connections possible. This will be especially important when cable begins to upgrade to the newest technology, DOCSIS 3.1. Similarly, because companies bundle TV with their broadband offerings, there are likely to be long term cost savings for consumers with television inputs, namely programming.

Moreover, there is the real possibility that Comcast could force networks and video providers onto one online package. As one commentator noted,

“A cable company with true nationwide reach could cut the kind of deal that would change that, providing enough subscribers to make a next-generation TV product viable and create enough market pressure to bring its competitors to the table and sign on to similar arrangements. It’s the kind of deal that could turn a new Apple TV into a set-top box that would let you watch live television — and one that Cupertino has reportedly been working on with Time Warner Cable already.”28

25 Milo Medin, Testimony of Milo Medin, Vice President of Access Services, Google Inc. Committee on Oversight and Government Reform Field Hearing On Innovation and Regulation, http://oversight.house.gov/wp-content/uploads/2012/01/TestimonyofMiloMedin_1.pdf.
26 Alexei Oreskovic and Sinead Carew, Google, AT&T target Austin for high-speed Internet, http://www.reuters.com/article/2013/04/09/us-google-austin-idUSBRE9380W620130409.
27 In the Matter of Implementation of Section 224 of the Act A National Broadband Plan for Our Future Report and Order and Order on Reconsideration, https://apps.fcc.gov/edocs_public/attachmatch/FCC-11-50A1.pdf.
28 Bryan Bishop, Why you should be scared of Comcast and Time Warner Cable merging,
http://www.theverge.com/2014/2/13/5407932/comcast-and-time-warner-a-very-dark-cloud-with-a-tiny-silver-lining.

Second, technological transfers will benefit consumers. In the case of Comcast, they have touted their X1 platform, which could help initiate innovation in the set top space (if paired with regulatory reforms). This new technology would likely be shared with all current Comcast and Time Warner Cable customers, implementing a new integrated software stack that brings together search, apps, and other entertainment options through the TV. In a similar vein, when Google bought the ad network DoubleClick, the search engine was able to quickly integrate the services for the benefit of consumers. Congressional hearings were replete with voices proclaiming that this deal would substantially reduce competition in the search market, but in reality it marked the beginning of a new era in search engine competition, as well as advantageous for the development of robust ad networks, which Facebook and others are trying to emulate.

Lastly and importantly, a merged Comcast is likely to bring on new investment and spur competition within the industry. As the FCC Chief Economist Tim Brennan noted in a recent talk, mergers change the bargaining positions of both competitors and partners, and can induce new deals.29 The explosion of announced projects in fiber, next generation TV, and online content, can in part be seen as a result of the Comcast-TWC announcement and exemplifies this positive shift in the market.

Of course, many of these deals have been in the works for some time, suggesting that the entire industry is moving online and to faster infrastructure. To make a bright line separation between the two primary markets of interest especially difficult, as these markets are cannibalizing each other and integrating in unique ways that requires serious consideration for the merger.

What Kind of Competition Should Consumers Expect in Future Broadband Markets?

While the future is difficult to predict, it does look bright. As a result of competition and increasing speeds, a “broadband ecosystem” has emerged. Cheap computers, ubiquitous cell phones, and smart televisions have spurred broadband providers to advance their speeds. While video was once consumed primarily through TV, technology has made it possible to watch video content online and through wireless networks, thus expanding everyone’s choices and leading to a shift in preferences and an ever bigger shift in expectations. Forecasted changes are leading to a new wave of investment and competitive pressure. Developing the capacity to meet these demands is part of the strategy of a merged Comcast, but will also act as a competitive constraint.

To understand, it is helpful to compare the usage patterns of the United States and Europe. U.S. households receive nearly double the broadband investment dollars as those in Europe, but they also consume nearly double the amount of data.30 The culprit is Netflix, as Americans spend a significantly higher amount of time streaming video over the net. To put that more succinctly, as a result of Netflix, Hulu, and others, broadband providers have been forced to upgrade their networks to keep up. The

29 Tim Brenan, Keynote Address Given to A Regulator’s Dilemma: Policy in an Age of Disruption Event, http://cbpp.georgetown.edu/2014/08/06/regulators-dilemma-video/.
30 Sandvine, Global Internet Phenomena Report 1H 2014, https://www.sandvine.com/downloads/general/global-internet-phenomena/2014/1h-2014-global-internet-phenomena-report.pdf.

investments by AT&T, Google Fiber, Century Link, and others are a result of this upward trending demand.

Wireless networks have been undergoing similar and radical transformations. When the iPhone was first introduced, no one could predict how the data-intensive device would affect network buildouts. Yet, in just three years, data volumes increased nearly 8,000 percent.31 To help mitigate these congestions issues, wireless carriers pressed forward with the newest 4G technology, which in turn provided enhanced service and speeds. Emboldened by these download speeds, a growing contingent of consumers are now choosing to access broadband solely through mobile devices, thus adding a new competitor to wire broadband. The story of the iPhone is indicative of the larger market. Spurred on by these complementary goods, providers are being forced to provide better service, the ultimate goal of competition.

Faster broadband speeds are upending the cable industry’s traditional product. A recent survey found that 23 percent of Netflix subscribers have canceled their TV service.32 Netflix and other Internet content providers increasingly compete for attention. As a result, consumers are cutting the cable all together, or choosing basic packages with Netflix and Hulu as additional “channels.” Cord-cutting has climbed to 6.5 percent of U.S. households up from 4.5 percent in 2010.33 With Netflix just passing 50 million subscribers and a number of new shows in the works, the converged TV and broadband market will continue to develop and be competitive.

As Jessica Rosenworcel, a commissioner on the Federal Communications Commission, noted, the media mergers currently underway – Comcast and TWC included – are the direct result of competition from online and other video sources and this should be central to any agency decision.34 “I think all of the activity you’re seeing right now is a response to that change,” she said. Like countless others in the space, it is clear that “television will change more in the next five years than it has in the last five decades.”

While the future bodes well for competition, regulators are still tasked with a difficult choice: should they regulate beforehand, deterring all potential positive benefits, or regulate when there is actual consumer harm? This question has been asked time and again by the Federal Communications Commission and answered in the same way for nearly three decades. Beginning with the National Information Infrastructure of 1991 through the Next Generation Internet initiative of 1996 and into the National Broadband Plan of 2010, the governing policy of the Internet has followed a common thread that offers guidance for this merger:

31 Marguerite Reardon, Is AT&T considering throttling heavy data users?, http://www.cnet.com/news/is-at-t-considering-throttling-heavy-data-users.
32 Michelle Clancy, A fifth of US Netflix users have cut the cord, http://www.rapidtvnews.com/2013071928886/a-
fifth-of-us-netflix-users-have-cut-the-cord.html.
33 Jim Barthold, Report links OTT on television with increase in cord cutting, http://www.fiercecable.com/story/report-links-ott-television-increase-cord-cutting/2014-04-17.
34 Kate Tummarello, FCC Dem: Telecom mergers the result of online competition, http://thehill.com/policy/technology/213131-fcc-dem-telecom-mergers-the-result-of-online-competition.

“Many uncertainties will shape the evolution of broadband, including the behavior of private companies and consumers, the economic environment and technological advances. As a result, the role of government is and should remain limited.”35

Regulatory humility has long been the de facto policy in broadband and been a contributing factor to its success. Along with consumer harm, regulatory humility should be the guiding principle for antitrust and merger analysis. The reasoning is simple, as Federal Trade Commissioner Maureen Ohlhausen notes, because “even agencies with the best-designed statutory and regulatory structure will be less effective and possibly make consumers worse off” without bearing in mind these two principles.36

The AOL-Time Warner Cable deal serves as prime example. When Time Warner Cable merged with AOL, there was constant fear that the larger company would stifle innovation on the Internet, but these worries were clearly overblown. Technological winds shifted away from AOL’s core business in Internet service, and the synergies that were expected on the technological and management side never materialized. While AOL once seemed unassailable, they are now largely a content production company with a greatly reduced market share. The AOL-Time Warner deal is a reminder that we need a much higher threshold on just what evidence is needed to deter a deal.

The DoJ generally agrees with this sentiment, noting,

“We do not find it especially helpful to define some abstract notion of whether or not broadband markets are “competitive.” Such a dichotomy makes little sense in the presence of large economies of scale, which preclude having many small suppliers and thus often lead to oligopolistic market structures. The operative question in competition policy is whether there are policy levers that can be used to produce superior outcomes, not whether the market resembles the textbook model of perfect competition. In highly concentrated markets, the policy levers often include: (a) merger control policies; (b) limits on business practices that thwart innovation (e.g., by blocking interconnection ); and (c) public policies that affirmatively lower entry barriers facing new entrants and new technologies.”37

As the DoJ predicted, interconnection negotiations between content providers and cable companies have become a concern with this merger. Some worry that a merged Comcast would have unassailable bargaining power, but the content blackout and consumer flight from TWC during their negotiations with CBS suggest otherwise. Content is still king and content companies will continue to have bargaining power as a result. More importantly, free negotiations between network providers benefit consumers, who

35 William Kennard, Connecting the Globe: A Regulator’s Guide to Building a Global
Information Community, http://www.fcc.gov/connectglobe/regguide.pdf.
36 Maureen K. Ohlhausen, The Procrustean Problem with Prescriptive Regulation,
http://www.ftc.gov/system/files/documents/public_statements/291361/140318fsf.pdf.
37 Ex Parte Submission of the United States Department of Justice,
http://www.justice.gov/atr/public/comments/253393.htm.

have seen steadily falling prices in this market for over two decades. For these reasons and others, economists have been positive about the current bargaining arrangements.38

The comparison between this environment and one in which the FCC manages the arrangement is stark. Because the FCC prescribes the rates at which telephone companies connect with each other, an entire bureau has been erected to manage this regulatory regime. The problems with this managed regime are clear, and the FCC is now in a protracted regulatory process to allow telephone companies to upgrade their networks as a result. Applying this costly and slow moving process to the Internet would be detrimental to consumers and for competition.

The FCC would do well to lower the entry barriers that face entrants, as pointed out earlier, but with this deal, many have wondered what merger control policies the FCC and DoJ might pursue. As Federal Trade Commissioner Joshua Wright has clearly explained, merger conditions can and do play an important role in competition enforcement.39 Yet, these agreements should address competitive concerns arising from a deal and not broader policy goals by the agency. While many applauded the network neutrality rules Comcast agreed to under the NBC-Universal deal, for the sake of rule of law, industry wide policies like network neutrality should be done at the rulemaking level and not the dealmaking level. These consent decrees have real effects upon consumers and need to be understood as doing such. Yet, as was shown earlier, there are few concerns that actually necessitate merger conditions for the deal between Comcast and Time Warner Cable.

Conclusion
As past mergers and present competition shows, the merged company will face more scrutiny from competitors, the market and consumers than from either the DoJ or FCC. It is hard to deny the immediate reality in which a merged Comcast would find itself. The broadband market is extremely competitive, there are few horizontal and vertical concerns, and the deal is likely to benefit consumers. Yet, it is just as important to include the future of competition in a merger analysis, and efforts by rivals in the converged television and broadband space continue to bode well for both competition and consumers. More importantly, however, the Federal Communications Commission (FCC) should take a page from their successful playbook and pursue regulatory humility. Stopping this natural deal could have a huge negative effect on consumers, so it is clearly in everyone’s best if the agency allows the arrangement to continue.

38 Joshua Gans, Coase, Net Neutrality and Netflix, http://www.digitopoly.org/2014/02/24/coase-net-neutrality-and-netflix.
39 Joshua Wright, Statement of Commissioner Joshua D. Wright In the Matter of Graco, Inc, http://www.ftc.gov/sites/default/files/documents/cases/2013/04/130418gracowrightstatement.pdf.

In the Matter of
Applications of Comcast Corp. and Time Warner Cable, Inc.
For Consent to Assign or Transfer
Control of Licenses and Authorizations

MB Docket No. 14-57

Comments of
International Center for Law & Economics

Geoffrey A. Manne
Executive Director, International Center for Law & Economics

Ben Sperry
Associate Director, International Center for Law & Economics

August 25, 2014

These comments are filed in response to the Commission’s request for comments concerning Comcast Corporation’s proposed acquisition of Time Warner Cable, Inc. In its review of the license transfers, the FCC should assess the transaction’s likely competitive effects using the modern economic models employed by antitrust regulators.

The consumer welfare standard of antitrust law has established a number of things:

1.	Increased concentration is not, in itself, evidence of anticompetitive effect.
2.	Product markets should include all the reasonable substitutes.
3.	Generally, mergers, like this one, that combine to meet only a 30% threshold (or less, if the market is properly defined) cannot be presumed to enable enough foreclosure to result in consumer harm.

4.
Mergers, like this one, offer many efficiencies, from increasing shared know how among vertical steps in the production chain and increasing bargaining power against inputs that hold market power, to improving governance, reducing transaction costs, and increasing economies of scale that can lead to benefits for consumers.

Below, we very briefly support these points and apply them to the merger. We expand on these points in greater detail in our previous work on this merger, attached to this comment:

●	Geoffrey A. Manne, Beneficence Is Beside the Point: The Antitrust Realities of the Comcast/Time Warner Cable Merger, CPI ANTITRUST CHRONICLE, Apr. 2014(1).1
●	Geoffrey Manne, Why the Antitrust Realities Support the Comcast-Time Warner Cable Merger, TRUTH ON THE MARKET (Apr. 14, 2014).2
●	Geoffrey Manne, Actually, the Comcast-Time Warner Merger Doesn’t Hurt Netflix, WIRED (May 9, 2014).3

Increased Concentration ≠ Anticompetitive Effect
The bulk of many critics’ analysis of the proposed merger is that it will result in an increase in market share for the new combined Comcast-Time Warner entity. While it hardly merits repeating that increasing concentration isn’t the same thing as anticompetitive effect, we must note it anyway as a corrective to the persistent assumption that “big is bad.” As the Horizontal Merger Guidelines state:

“The measurement of market shares and market concentration is not an end in itself, but is useful to the extent it illuminates the merger’s likely competitive effects.... Even a highly concentrated market can be very competitive if market shares fluctuate

1 Available at http://papers.ssrn.com/sol3/papers.cfm?abstractid=2424917.
2 Available at
http://truthonthemarket.com/2014/04/14/why-the-antitrust-realities-support-the-comcast-time-warner-cable-merger/.
3 Available at http://www.wired.com/2014/05/actually-the-comcast-time-warner-merger-doesnt-hurt-netflix/.

substantially over short periods of time in response to changes in competitive offerings.”4

As noted below, Comcast-Time Warner will still be subject to considerable competition in both the MVPD and broadband markets, and Comcast’s market share has indeed fluctuated with the advent of new technology. In fact, a proper definition of those marketplaces will show the combined firm would lack even the level of concentration assumed by critics.

Fiber, Wireless, Satellite, and DSL are All Reasonable Substitutes for Cable Broadband

Under the current FCC benchmark of 4 mbps down and 1 mbps up, wireless, satellite, DSL, cable, and fiber all contribute competitive offerings to the vast majority of American consumers. According to FCC data, 92% of American households have access to at least 3 offerings in the 6 mbps down and 1.5 mbps up speed range and 98% have at least 2.5 In other words, FCC data suggests there is strong competition in the marketplace for broadband.

In fact, even under the proposed standard of 10 mbps down and 1 mbps down,6 consumers still face a competitive marketplace. Again, the FCC Wireline Competition Bureau’s Internet Access Services Report notes that 92% of American households have access to 2 or more fixed broadband ISPs with speeds of 10 mbps down and 1.5 mbps up.7 If wireless is included, 91% of American households have access to 3 or more service providers that can provide 10 mbps down and 1.5 mbps up and 98% have access to at least 2.8

Part of the reason there is increasing competition is that innovations have made wireless and DSL into more effective competitors. DSL, in particular, has seen dramatic improvements in recent years. The deployment of VDSL2 (the newest DSL technology) by AT&T’s U-verse and other providers like CenturyLink has enabled DSL-based broadband connections to grow at significantly higher rates than cable-based broadband connections. For instance, between December 2008 and December 2012, DSL-based broadband

4 HORIZONTAL MERGER GUIDELINES 7, 18 (2010), available at
http://www.justice.gov/atr/public/guidelines/hmg-2010.pdf.
5 FCC Wirelines Competition Bureau, Internet Access Services: Status as of June 30, 2013, at 11 available at https://apps.fcc.gov/edocs public/attachmatch/DOC-327829A1.pdf.
6 See Tenth Broadband Progress Notice of Inquiry, FCC 14-113, Aug. 5, 2014, at ¶¶ 14-16 available at http://transition.fcc.gov/Daily Releases/Daily Business/2014/db0805/FCC-14-113A1.pdf.
7 Internet Access Services 2013, supra note 5, at 10.
8 Id. at 11.

connections grew at an average annual rate of 25% compared to only 18% for cable broadband.9

The deployment of VDSL has also played a significant role in increasing the options that consumers have at higher speeds. The growth in availability indicated in the table below is largely attributable to VDSL:10

Time Period	Households With Access to Two or More Broadband Providers
	3 Mbps/768 kbps	6 Mbps/1.5 Mbps	10 Mbps/1.5 Mbps
As of December 31, 2012	97%	71%	70%
As of June 30, 2013	99%	92%	92%

Finally, it is important to note that Netflix, one of the most bandwidth-intensive services on the Internet, recommends only 3 mbps for SD quality and 5 mbps for HD quality.11 Even over fiber, the fastest service technology available, Netflix usually streams at about 5 mbps or less.12 Competition to provide the necessary speeds to do most of what consumers want on the Internet reasonably includes all the services noted above, dramatically decreasing the risk of harm from increased concentration from this merger.

The Combined Entity will not have Market Power or Incentive to foreclose Competition

On a horizontal basis, national measures of post-merger market shares are irrelevant: Consumers have never had the ability to choose between Comcast and TWC (largely

9 FCC Wireline Competition Bureau, Internet Access Services: Status as of December 31, 2012, at 23, available at http://transition.fcc.gov/Daily Releases/Daily Business/2013/db1224/DOC-324884A1.pdf.
10 Cf. Internet Access Services 2012, supra note 9, at 9, and Internet Access Services 2013, supra note 5, at 9.
11 See Internet Speed Recommendations, NETFLIX (last accessed Aug. 24, 2014),
https://help.netflix.com/en/node/306.
12 See David Talbot, Not Sofast: A Google Fiber One-Gigabit Mystery, MIT TECH. REV. (Sept. 20, 2013), http://www.technologyreview.com/view/519466/not-so-fast-a-google-fiber-1-gigabit-mystery/ (noting “3.8 megabits per second... that’s the measure of the performance of Netflix streams on the network, not of what your home link is capable of doing” and that this “serves as a reminder that you only need five-megabit speeds to get high-definition Netflix”).

because of local and state franchise regulations12) and the merger doesn’t change that, whatever the resulting market shares.

Vertically, the merger changes little overall. Comcast currently has no ownership interest in the vast majority of programming it distributes — and yet it eagerly distributes it. And it makes its own content widely available for distribution by competitors. Nothing about the proposed merger will change any of that. What the merger does do is to combine TWC’s distribution networks with Comcast’s NBCUniversal content. While the merger doesn’t appreciably increase Comcast’s content holdings and thus doesn’t appreciably increase vertical concentration, it should be noted that it does bring the benefits of a more vertical structure to more subscribers.

After divesting customers to SpinCo as part of the merger, the new Comcast-Time Warner entity will have less than 30% of the national MVPD market and less than 40% (considerably less if, as is appropriate, wireless and other technologies are included) of the national broadband market. Certainly, the FCC should not presume the new entity will be harmful just because of its size. If anything, the presumption should be that this merger will not have anticompetitive effects.

The MVPD marketplace is more competitive than ever. There should be no concern that Comcast will be a “bottleneck” for video programming because programmers will have ample ways to access subscribers in the top markets. In fact, as the FCC found in 2011, 98.6% of homes have access to at least three MVPDs, and 35.3% had access to at least four. First, DirecTV and Dish are available in all DMAs, so programmers have at least two other robust and well-established alternatives to access in all of the top DMAs. Second, the major telco providers (AT&T U-Verse and Verizon FiOS) have a particularly significant presence in top markets, as do other overbuilders (e.g., RCN), providing programmers with additional ways to access subscribers. Third, programmers also have access to other cable providers in many of these DMAs. And OVDs like Netflix, Amazon and iTunes — to say nothing of traditional forms of distribution like DVDs and over-the-air broadcasting — present a significant (and, in the case of OVDs, growing) platform for national programmers in all of the top DMAs (and everywhere else).

13 Kate Cox, Why Starting A Competitor To Comcast Is Basically Impossible, CONSUMERIST (May 10, 2014), http://consumerist.com/2014/05/10/why-starting-a-competitor-to-comcast-is-basically-impossible/ (“Companies’ reach stopped at the town line because that’s where their franchise agreement stopped” and “There’s also a large secondary cost to building out any kind of infrastructure project anywhere, and it’s not measured in dollars... It’s political clout”). See also Thomas W. Hazlett, Cable TV Franchises as Barriers to Video Competition, 12 VA. J.L. & TECH. 1 (2007), available at
http://www.vjolt.net/vol12/issue1/v12i1 a2-Hazlett.pdf.

Finally, not only will Comcast’s share of the broadband market post-merger be relatively small, as noted, it has no incentive, as many critics allege, to foreclose programmers’ access to consumers via broadband in order to benefit its cable offerings. The company is not a monolith, and, at minimum, these different divisions within Comcast have clearly divergent incentives. Moreover, broadband and OVD services offered via broadband are rapidly growing, while cable video distribution is somewhat in decline. There is no reason to expect the merged company to have any greater incentive or ability to foreclose broadband competition for the sake of cable than it has today — and every reason to expect its incentive to facilitate the provision of broadband content to increase.

The Efficiencies from the Merger Could be Substantial and Will Promote Consumer Welfare

There are many potential benefits to competition that could result from this merger, and the FCC should consider them in its analysis:

●
Reductions in transaction costs and increased “know-how” from increased vertical integration between distribution and content once TWC is merged with Comcast/NBCU. These benefits are likely to be passed on in the form of higher quality and more content;

●	Elimination of double marginalization of Comcast/NBCU content to Time Warner customers, which could lead to lower prices;
●	Better offerings for businesses on broadband;
●	Increased efficiency due to economies of scale; and
●
Increased bargaining power in disputes with content providers. It is indisputable that video programmers have significant bargaining power of their own, as evidenced by recent carriage disputes. Programming costs have outstripped both inflation and cable rate increases over the last decade. Increased bargaining power could reduce these, with lower prices passed on to consumers.

We urge the FCC to consider these and the other issues raised in our attached documents. Opposition to the merger has rested largely on the unsubstantiated belief that “big is bad,” and the highly politicized and emotional belief that the government should “do something about Comcast.” Neither of these has any grounding in fact or in rigorous competition analysis, and we urge the Commission to reject them as grounds for stopping or conditioning this merger.

In the Matter of
Applications of Comcast Corp. and Time Warner Cable, Inc.
For Consent to Assign or Transfer
Control of Licenses and Authorizations

MB Docket No. 14-57

Comments of TechFreedom

Berin Szoka
President

Tom Struble
Legal Fellow

August 25, 2014

Introduction

In February of this year, Comcast Corporation (Comcast) announced its intention to consummate a merger with Time Warner Cable (TWC).1 Both companies provide multichannel video programming delivery (MVPD) and broadband Internet access services — but in separate geographic markets, and so do not compete with each other for subscribers.2 The total transaction is estimated to cost Comcast $45 billion, and, if approved, the merger would make the merged entity the largest provider of MVPD and broadband services in the country.3

Some have claimed that the merger would give the combined Comcast-TWC undue power in both markets. In theory, a sufficient degree of “horizontal” concentration in the distribution market could allow a company to exercise market power in “vertical” relationships with content providers in ways that would harm consumers. Indeed, Congress recognized this possibility in the 1992 Cable Act, when it authorized the FCC to cap both horizontal concentration and vertical integration.4 The FCC twice proposed to cap horizontal concentration at 30% of the U.S. MVPD market.5 But both times, the D.C. Circuit failed to justify such a cap.6

While the underlying concern remains theoretically plausible (at some degree of horizontal concentration), it has grown increasingly difficult to see how even a 30% cap could be justified — let alone a de facto lower ban.

Video Competition has Exploded

The merged Comcast-TWC would stay below the 30% limit that the FCC twice failed to justify.7 Moreover, there seems to be little reason to fear that the combined company will continue to

1 Comcast Corp., Time Warner Cable to Merge with Comcast Corporation to Create a World-Class Technology & Media Company (Feb. 13, 2014), available at http://bit.ly/1tLbip5.
2 Comcast Corp. & Time Warner Cable, Inc., Applications & Public Interest Statement: Description of Transaction, Public Interest Showing, & Related Demonstrations, 138 (Apr. 8, 2014) [Public Interest Statement], available at http://bit.ly/1lOr7ei.
3 Comcast Corp. & Time Warner Cable, Inc., Public Interest Benefits Summary, 1 (last visited Aug. 25, 2014) [Public Interest Benefits Summary], available at http://bit.ly/1ebrgPM.
4 See Cable Television Consumer Protection & Competition Act of 1992, Pub. L. No. 102-385, § 2(a) (1992), available at http://uscode.house.gov/statutes/pl/102/385.pdf.
5 See Implementation of Section 11(c) of the Cable Television Consumer Protection and Competition Act of 1992, Report and Order, 14 F.C.C.R. 19098 (1999); 47 C.F.R. § 76.503(a) (“No cable operator shall serve more than 30 percent of all multichannel-video programming subscribers nationwide through multichannel video programming distributors owned by such operator or in which such cable operator holds an attributable interest.”).
6 See Time Warner Entm’t Co. v. F.C.C., 240 F.3d 1126, 1136 (D.C. Cir. 2001) (“On the record before us, we conclude that the 30% horizontal limit is in excess of statutory authority.”); Comcast Corp. v. F.C.C., 579 F.3d 1, 9 (D.C. Cir. 2009) (“In light of the changed marketplace, the Government’s justification for the 30% cap is even weaker now than in 2001 when we held the 30% cap unconstitutional.”).
7 Public Interest Benefits Summary, at 1.

grow without additional acquisitions — any of which would provide the FCC another opportunity to check Comcast’s growth.

In general, cable companies are losing, not gaining, market share.8 The merger would merely restore Comcast to the market share it possessed in the early 2000s — before growing competition from satellite and telco providers whittled down its leadership of the MVPD market.9 In 1992, cable was the only alternative to broadcast for multichannel video programming. But today, roughly a third of Americans get their video service from satellite providers,10 8.5% from telephone companies11 (companies that were barred, by law, from providing video service until 1996 and who continued to be stymied franchising requirements until 2006),12 and companies like Google Fiber and Sonic.Net are starting to lay a “third pipe” to Americans’ homes.13 Cable’s market share seems, for the moment, to have reached its high water mark. Indeed, this merger will be the third time that Comcast has reached the 30% figure by acquisition: In 2002, Comcast bought AT&T broadband and in 2006, it bought Adelphia cable, each time reaching 30% nationwide, only to see its market share within a larger footprint whittled away again by competition.14

And as cable’s share of the MVPD market falls, so too does the relevance of measuring the “MVPD market” at all. The Internet has become an alternative video distribution channel preferred by millions. Netflix already has more subscribers than will a combined Comcast-TWC — and, unlike Comcast, will continue gaining market share nationwide.15 An estimated 7.6 million American households have simply “cut the cord,” cancelling their MVPD subscription and obtaining video content from other sources, such as Netflix or Hulu subscriptions, a la carte

8 Public Interest Statement, at 5 (“Notably, since 2009 when the court last rejected the 30 percent cap, the two nationwide DBS providers have added another 1.7 million subscribers and the telco video providers have added 6.2 million subscribers, while traditional cable operators have lost 7.3 million video subscribers.”) (emphasis in original).
9 See id.
10 Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, 28 FCC Rcd. 10496, 10558, Table 7 (2013) [Fifteenth Video Competition Report], available at https://apps.fcc.gov/edocs public/attachmatch/FCC-13-99A1.pdf (showing DBS providers to make up 34% of MVPD Video Subscribers at the End of June 2012).
11 Id.
12 See Implementation of Section 621(a)(1) of the Cable Communications Policy Act of 1984 as amended by the Cable Television Consumer Protection and Competition Act of 1992, Report & Order & Notice of Proposed Rulemaking, MB Docket No. 05-311 (Dec. 20, 2006), available at
http://www.mhcrc.org/docs/ops FCCCFAR.pdf.
13 See generally Google fiber, A Different Kind of Internet & TV (last visited Aug. 25, 2014), available at https://fiber.google.com/about2/; Sonic.net, About Us (last visited Aug. 25, 2014), available at http://sonic.net/company/.
14 The Impact of the Comcast-Time Warner Cable Merger on American Consumers: Hearing Before the S. Comm. on the Judiciary, 113th Cong., at 3, (joint statement of David Cohen, Executive Vice President of Comcast Corp., and Arthur T. Minson, Executive Vice President of Time Warner Cable), available at http://www.judiciary.senate.gov/imo/media/doc/04-09-14CohenMinsonJointTestimony.pdf.
15 Brian Stelter, Netflix Stock Soars 16% on Huge Subscriber Growth, CNN (Jan. 23, 2014), available at http://money.cnn.com/2014/01/22/technology/netflix-earnings/ (showing Netflix to have ended 2013 with 44 million subscribers and a quarterly add of 2.3 million American households).

content purchases from Amazon or iTunes, streaming shows on the websites of the channels that distribute them, finding more user-generated content on YouTube or Vimeo, or (and this is the best part) finding a combination of these outlets that suits their tastes.16 Several companies, including DISH and Verizon, are launching Over-the-Top (OTT) services that will deliver MVPD-style linear video programming over broadband connections to subscribers of any broadband service, including Comcast — a prospect that makes cord-cutting that much more feasible.17

Over-the-Air (OTA) broadcasting, once written off as irrelevant, has once again become a part of that mix, too, because, once the Digital Television Transition was completed in 2009, over-the-air broadcasting became another digital distribution channel for video. Broadcasting is now a robust digital wireless streaming service, with high-definition signals carried over the air to viewers’ Digital Video Recorders, thus allowing them to subscribe to broadcast content and watch it at their convenience in ways that are directly substitutable with MVPD services.18 Yes, a dwindling percentage of users actually rely solely on over-the-air broadcasting, but broadcast networks still retain a large share of the market that matters most: the market for eyeballs on content.19 The same devices that allow users to stream Internet video content can also capture and record OTA content and present it to the user in a seamless interface that provides an alternative to MVPD services.20 Theatres and DVDs/Blu-Rays also remain important alternative distribution channels for video content, especially in rural areas, which might lack adequate bandwidth for OTT services to be effective substitutes.

These are just a few of the major reasons why it would be difficult for the FCC to justify any new horizontal cable ownership cap in an increasingly competitive and dynamic video market. But these trends also illustrate how fundamentally the video market has changed since 1992 — and even since the D.C. Circuit struck down the 30% cap in 2009.21 Cable had already become a

16 Adrienne Zulueta, More Households Ditching Cable, Satellite TV, ABC NEWS (Apr. 21, 2014), available at http://abcnews.go.com/Business/household-cable-cord-cutting-rise/story?id=23411056.
17 Jeff Baumgartner, Ergen: DISH Has Enough Deals For OTT Service, MULTICHANNEL NEWS (May 8, 2014), available at http://www.multichannel.com/news/tv-apps/ergen-dish-has-enough-deals-ott-service/374442; Steve Donohue, Verizon: Intel OnCue Acquisition Will Power New OTT Video Service, Next-Gen FiOS TV Product, FIERCECABLE (Jan. 21, 2014), available at http://bit.ly/1l4kzZ6.
18 See generally FCC, Digital Television (last visited Aug. 25, 2014), available at http://www.fcc.gov/digital-television (describing DTV technology, the analog-to-digital TV transition, and offering links for consumers to more information about DTV).
19 See Fifteenth Video Competition Report, at 10597, Table 20 (showing Broadcast TV to have a 15% share of local advertising revenues in 2011, compared to only 6% for cable TV).
20 See Roku, What is Roku? (last visited Aug. 25, 2014), available at https://www.roku.com/meet-roku  (describing the Roku IPTV streaming product); see also Simple.TV, The Whole Planet DVR (last visited Aug. 25, 2014), available at https://us.simple.tv/ (describing how the Simple.TV service can be used to record OTA content and stream it over the Internet to a Roku, Chromecast, iOS, Android, or Windows Phone 8 device).
21 Comcast Corp. v. F.C.C., 579 F.3d 1, 8 (D.C. Cir. 2009) (“We conclude the Commission has failed to ‘examine[] the relevant data and articulate[] a satisfactory explanation for its action,’ and hold the 30% subscriber cap is arbitrary and capricious.”) (alterations in original) (internal citation omitted).

relatively shrinking subset of the MVPD market, which is also diminishing in importance as a subset of the larger video market.

In short, there is little reason to believe that there is anything about the structure of this market that requires a sui generis competition law. And there is every reason to believe that the standard antitrust laws of general application are competent to assess whether this merger is more likely to cause harm to consumers than to benefit them, keeping in mind the dynamic nature of the market, and, just as importantly, whether blocking or conditioning the merger would do more harm than good.

President Obama’s Department of Justice articulated well the reasons for caution in intervening in broadband markets, even via antitrust law, in its 2009 comments on the National Broadband Plan, “We do not find it especially helpful to define some abstract notion of whether or not broadband markets are ‘competitive.’ Such a dichotomy makes little sense in the presence of large economies of scale, which preclude having many small suppliers and thus often lead to oligopolistic market structures.”23

Consumer Benefits of the Merger

Critics of mergers, especially in the telecom sector, typically begin from the presumption that mergers will harm consumers because “Big is Bad.”24 Whether a merger offers sufficient “synergies” to overcome such a presumption is inevitably the subject of intense debate, with both sides accusing the other of baseless speculation.

Consumers would be better served if regulators began from the opposite presumption: that, in the absence of demonstrated harm, mergers are likely to benefit consumers because mergers are, far from being a suppression of market forces, a critical way for markets to work. Indeed, “in the presence of large economies of scale, which preclude having many small suppliers and thus often lead to oligopolistic market structures” (as the Obama DOJ put it25), mergers may be the only way for “the market” — specifically the market for corporate control26 — to ensure that

22 See generally U.S. Dept. of Justice & Fed. Trade Comm., Horizontal Merger Guidelines (Aug. 19, 2010), available at http://www.justice.gov/atr/public/guidelines/hmg-2010.pdf (setting forth the applicable analytical framework to be used in reviewing proposed horizontal mergers).
23 Economic Issues in Broadband Competition: A National Broadband Plan for Our Future, Ex Parte Submission of the U.S. Dept. of Justice, GN Docket No. 09-51, at 11 (2009), available at http://www.justice.gov/atr/public/comments/253393.pdf.
24 See Seth L. Cooper, The Comcast/Time Warner Cable Deal: Keep the Focus on the Consumer Welfare Benefits, 9 Perspectives from FSF Scholars 20, at 2 (June 2, 2014), available at  http://bit.ly/1tM6C2d  (asking the FCC to disregard pleas “based on appeals to emotional incredulity or ‘big is bad’ sloganeering).
25 See supra note 23, at 11.
26 See generally Richard S. Ruback & Michael C. Jensen, The Market for Corporate Control: The Scientific Evidence, 11 J. FIN. ECON. 5 (1983), available at http://bit.ly/1t6E7PV (reviewing scientific literature on the market for corporate control, and finding that the evidence indicates that corporate takeovers generate positive gains, and that those gains do not appear to come from the creation of market power).

consumers are getting the best product. Since Time Warner Cable and Comcast do not compete head-to-head (as the result of both the high fixed costs inherent in the industry and the government-created barriers to deployment we discuss below), a dissatisfied TWC subscriber cannot today take his business to Comcast. Only through a merger can he get the benefit of Comcast’s superior management. Market forces have recognized Comcast’s management as superior, based on the stock performance of the two companies.27 But more importantly, Comcast has done a better job of investing in its network and upgrading speeds. Two key details illustrate the point: Comcast’s average speeds are consistently higher than TWC’s,28 and Comcast is well ahead of TWC in its deployment of next-generation DOCSIS 3.1 broadband networking technology.29

Specifically, the FCC should keep in mind four clear consumer benefits of the merger

1.
Greater investment and faster speeds: Faster deployment of DOCSIS 3.1, higher speeds, more deployment of Fiber-to-the-Home.30 Allowing Comcast and TWC to eliminate redundancies via the merger process (e.g., by consolidating legal and advertising teams into a single group) frees the combined entity to allocate more of its resources towards investments in network infrastructure, maintenance, and operation.

2.
Promote expansion of Internet Essentials Program to serve low-income families. Comcast has led the industry’s effort to offer affordable broadband service to low-income families.31 The merger will expand this program throughout Comcast’s footprint, demonstrably advancing the FCC’s goal of bringing all Americans into the digital communications age.32

3.
Greater Wireless Competition. For years, critics of the wireless “oligopoly” have dreamt of building mesh networks using Wi-Fi to offer consumers another option. Grassroots efforts to build such networks have met with little success, but Comcast has built the nation’s largest wireless mesh network, using its routers as hotspots.33 The

27 See David Gelles, Comcast Shares Are Down, But Time Warner Cable Deal Is Still Safe, N.Y. TIMES (Apr. 7, 2014), available at http://nyti.ms/1zsXr8q (discussing the recent stock performances of Comcast, Time Warner Cable, and other cable operators).
28 Public Interest Benefits Summary, at 1 (“According to the FCC and industry sources, Comcast’s broadband speeds are consistently higher than Time Warner Cable’s.”).
29 Public Interest Statement, at 2 (“While TWC has upgraded its entire network to DOCSIS 3.0 and has plans to improve speeds and further digitize its network, Comcast has already transitioned to a fully digital network, stands ready to implement DOCSIS 3.1 (the next-generation broadband standard), and has rolled out some of the fastest Internet speeds and the largest Wi-Fi network in the nation. This transaction will accelerate network upgrades in the TWC markets and produce a more advanced broadband network.”).
30 See, e.g., Shalini Ramachandran, Comcast Steps Up Its Game on Internet Speeds: Cable Operator Is Going All-Fiber for Some of Its Customers, WALL ST. J. (July 24, 2014), available at http://online.wsj.com/articles/comcast-steps-up-its-game-on-internet-speeds-1406238911.
31 See, Comcast Corp., Introducing Internet Essentials from Comcast (last visited Aug. 25, 2014), available at http://www.internetessentials.com/about.
32 Public Interest Statement, at 59.
33 Jon Brodkin, Comcast Turns Your Xfinity Modem into Public Wi-Fi Hotspot, ArsTechnica (June 10, 2013), available at http://bit.ly/1ntEA7v.

  merger would allow Comcast to expand this network to many more consumers and in key parts of the country.34

4.
Greater Video Platform Competition. The video market is fundamentally changing as the MVPD model faces increasing pressure from OTT platforms, which may replicate the linear programming model of MVPD distributors, in addition to offering content a la carte. Operators like Netflix, Hulu, Amazon, Apple, Google, and DISH all have the potential to reach all Americans. Cable operators are struggling to reinvent the MVPD model to keep up with this potential paradigm shift. Denying any cable operator the minimum scale needed to compete may deny consumers the benefits of seeing the MVPD model evolve. It is one thing to ensure (as the antitrust laws should) that cable operators do not engage in conduct that denies consumers the benefits of new competitive options. It is quite another to bar cable operators the ability to keep up, hamstringing incumbents simply because they are incumbents.

Conclusion: Our Recommendations

Ideally, as we have previously urged, FCC merger review should “continue to maintain that the FCC’s review should focus narrowly on telecom-specific issues (e.g., compliance with FCC rules and fitness to hold a license). The FCC should act to advise and inform the antitrust agency’s determination; its own competition review should not have dispositive effect.” 35

Short of that, if the FCC does identify merger-specific harms related to the structure of the MVPD market, the FCC’s inquiry should begin by asking whether those concerns are really to do, not with horizontal concentration, but with vertical affiliation — the potential for Comcast to leverage control over programming. Since Time Warner Cable became independent from Time Warner Inc., and thus relinquished ownership over most of the channels it once owned, it is difficult to see how significant this concern could be.36 But more importantly, the FCC should ask whether the conditions volunteered by Comcast when it bought NBCUniversal, Inc. are adequate to address these concerns.37

If the FCC’s concerns are about the market for OTT video — that the combined company would have greater incentive and ability to block or degrade competitors’ video streaming services — that is precisely the kind of problem that antitrust law is well-suited to address. If the FCC can

34 Public Interest Statement, at 38-42.
35 Geoffrey Manne, Will Rinehart, Ben Sperry, Matt Starr, & Berin Szoka, The Law and Economics of the FCC’s Transaction Review Process 52 (TPRC 41 Working Paper, Aug. 23, 2013), available at http://papers.ssrn.com/sol3/papers.cfm?abstract id=2242681.
36 Time Wrner Inc. Chooses to Separate Time Warner Cable Inc. Through Spinoff (Mar. 12, 2009),
http://ir.timewarnercable.com/files/doc downloads/Separation%20Documents/TWC News 2009 2 19 Fina ncial.pdf.
37 See Applications of Comcast Corporation, General Electric Company and NBC Universal, Inc. For Consent to Assign Licenses and Transfer Control of Licensees, Memorandum Opinion & Order, MB Docket No. 10-56, Appendix A (Jan. 18, 2011), available at http://corporate.comcast.com/images/FCC-Order-on-NBCU.pdf.

identify a clear reason why antitrust law is inadequate to prevent harm to consumers, that might well be a sound basis for the FCC to bar the blocking of lawful content and to prevent discrimination that harms consumers — through binding “net neutrality” regulations resting on clear legal authority.38 But it would not be a merger-specific harm, and therefore it would not be appropriate to address by regulating ad hoc through conditions applied only to this merger.

Ultimately, concerns about this merger seem to boil down to frustration that there is not more broadband competition. As the DOJ has noted, there are good reasons for this — the high fixed costs inherent in the business — and we should not expect the broadband market ever to look like textbook models of perfect competition. Having said that, we believe there is much that could be done to lower the barriers to entry that have largely shaped the current state of the market. We urge the FCC to focus its limited staff resources on those barriers.

Unfortunately, thus far, the FCC has been too focused on the idea of promoting government-owned broadband networks — despite lacking clear preemption authority to strike down state laws restricting such networks and despite what would be obvious to any economist: it is far from clear that allowing government to compete with the private sector for the provision of a product will, on net, result in more investment in the product.39

There are, however, many things that could be done to promote the deployment of private networks, in the form of both upgrades to existing networks and installation of new ones. Making it easier for telcos to upgrade their networks and for new entrants like Google Fiber and Sonic.Net to build a “third pipe” would be a far better use of the Commission’s limited resources than wringing its hands over a marginal increase in Comcast’s ownership of cable systems. In short, the Commission should spend more time stimulating broadband supply than quibbling over the structure of the market, growing the broadband pie instead of trying to micromanage how it is divided.

Specifically, we urge the Commission to open a Notice of Inquiry to re-examine the Commission’s 2010 National Broadband Plan; update its recommendations in light of the experience of the last few years, especially of the deployment of fiber-to-the-home networks; and issue recommendations as to what the FCC should do with its existing authority, new federal legislation, and best practices at the state and local level to encourage broadband deployment. That should include clearing the red tape that has made deployment painful — for example, even in San Francisco, one of the techiest cities in the world, scrappy Sonic.Net has struggled to deploy a fiber-to-the-home as a “third pipe” because NIMBY activists have protested the cabinets

38 See Modified Final Judgment § V.G., United States v. Comcast Corp., No. 11-cv-00106 (D.D.C. Aug. 21, 2013), available at http://www.justice.gov/atr/cases/f300100/300146.pdf#page=22. Since Comcast has volunteered to extend the net neutrality conditions it accepted when it bought NBCUniversal, this is not an issue here.
39 See Pleading Cycle Established for Comments on Electric Power Board and City of Wilson Petitions, Pursuant to Section 706 of the Telecommunications Act of 1996, Seeking Preemption of State Laws Restricting the Deployment of Certain Broadband Networks, Public Notice, WCB Docket Nos. 14-115 & 14-116 (July 28, 2014), available at http://bit.ly/1l88gGo.

the company has to install on sidewalks to make their system work, and because the city issues permits for fiber deployment block-by-block, a regulatory nightmare.40 Similarly, putting up small cell antennas to make wireless broadband work well in cities remains a nightmare despite some efforts to address the enormous backlog of tower siting and modification applications. It is an unfortunate accident of telecom law that new entrants cannot get fair pricing for using rights-of-way or pole attachments if they are not Title II or Title VI services (which often involve prohibitive regulatory burdens).41 Finally, the FCC should explore and recommend “smart infrastructure” policies, such as the installation of “Dig Once” conduits under streets that any broadband company can rent.42 These ideas have stalled in Congress, state legislatures, and town halls — and will probably advance only slowly without clear support from the Commission. In short, the FCC should follow the Federal Trade Commission’s well-established model of competition advocacy: using the bully pulpit to advocate for a neutral competitive playing field.

Attachments

For the Commission’s benefit, we attach (1) the transcript of Berin Szoka’s discussion of the merger along with Susan Crawford and Gautham Nagesh on the Diane Rehm show, and (2) the testimony of Professor Christopher S. Yoo before the U.S. Senate Committee on the Judiciary on “Examining the Comcast-Time Warner Cable Merger and the Impact on Consumers” from earlier this year.

40 Stephen Lawson, Sonic.net Plans 1 Gbps Fiber Service to San Francisco Homes, ComputerWorld (Dec. 14, 2011), available at http://bit.ly/VOhO2L (describing Sonic.net’s network deployment plans for San Francisco and the numerous hurdles it faces due to, inter alia, the efforts of the group San Francisco Beautiful to prevent the installation of necessary network elements).
41 See Google fiber, Google Fiber City Checklist, at 5 (Feb. 2014), available at http://bit.ly/1bVcl1o (“We would like to see clear, predictable rules and reasonable terms for all providers to attach fiber to any utility poles that are within the public right of way. Providers of broadband Internet services, including IPTV, should have access to existing utility poles, city-owned ducts and conduit, on nondiscriminatory terms, in exchange for reasonable payment. Ideally, these terms would be at least equivalent to the rights made available to traditional cable operators and telephone companies per the FCC’s current rules.”).
42 See, e.g., Fed. Highway Admin., Office of Transp. Policy Studies, Policy Brief: Minimizing Excavation Through Coordination (Oct. 2013), available at http://1.usa.gov/VKONoO (discussing “Dig Once” initiatives).

I am writing in response to the Commission’s call for comment on the transfer of licenses involved in the proposed combination of Comcast Corporation and Time Warner Cable, MB Docket No. 14‐57.

My name is Everett M. Ehrlich. I am currently President of ESC Company, an economics consulting firm, and have previously served as Undersecretary of Commerce for Economic Affairs under President Clinton and Commerce Secretaries Ron Brown, Mickey Kantor, and Bill Daley; Vice‐President for Strategic Planning and Chief Economist of Unisys Corporation; Senior Vice‐President and Director of Research of the Committee for Economic Development, a business‐led public policy entity; and Assistant Director for Natural Resources and Commerce of the Congressional Budget Office. These positions have given me many different and valuable perspectives on the Internet, its industrial structure, and its future.

In summary, this note urges the FCC to approve the merger of Comcast and Time Warner Cable. It argues that the central competitive challenge in the market for integrated net‐based services – comprised of connectivity, devices, applications, content, and services – is not at the connectivity level but, rather, at the content level, and that the proposed combination of Comcast and Time Warner Cable is a legitimate response to that market power.

Just as the growing power of software – operating systems, programs, and solutions – turned computer hardware into a perishable commodity, the growing power of device manufacturers, content firms, and “edge providers” more broadly – from Google to Apple to Netflix – is now commoditizing the connectivity offered by ISPs. This is the context within which the proposed combination occurs.

Today’s consumer has little, if any, allegiance to his or her ISP, whether cable, telco, fiber, mobile, satellite, or whatever comes next. But the consumer’s allegiance to Facebook, or Amazon, or Ebay, or the iPhone or Galaxy, is strong if not absolute. As a result, the massive edge and device companies are now taking the bulk of the value proposition in this integrated net‐based market. They can differentiate themselves from one another, build brand value and trust, and ultimately create and wield market and pricing power, while the ISPs cannot.

The proposed merger is a response to that imbalance. While disadvantaging no consumers given the absence of any overlap between the markets served by the two parties, it allows the combined company to level the playing field when confronting the market power of edge providers and content generally, including the market for cable programming (where content creators’ rapidly escalating fees are the driving factor behind rising cable bills).

In the notes that follow, I will expand on this argument and the evidence that supports it.

The bill of particulars against the Internet service providers asserts they are “oligopolists” who profiteer from the provision of Internet service and who, if left unchecked, will limit the consumer’s access to the full range of content offered by Internet “edge providers.” In the eyes of advocates, the proposed merger will exacerbate this problem. It would be a troubling scenario, were it not for two factors – the reality of the market for Internet services and the available evidence about the state of those markets.

The idea that ISPs are a funnel‐like tollgate between users and a constellation of edge providers is mistaken. A better depiction would be that they are a bridge between content providers, who seek to attract users, and users, who want to find content, much as newspapers link advertisers and readers, or stock exchanges link companies and investors.

The idea that ISPs have the means and incentive to manage this relationship is without merit. Imagine that an ISP decided to block users’ access to a website or content producer. It would be met with a wave of departures by its users, not just because of the specific site that was prohibited, but because of the risk that this might happen again in the future. An ISP that attempted to shape or limit its users’ habits on the web would be abandoned by users who want no filter on where they go online. That is why it is almost impossible to find any recent – and certainly any ongoing – example of such a practice – it would directly countermand the value proposition ISPs offer to their customers. It is a “problem” that does not exist.

In fact, as the Internet has evolved, content and devices have become the dominant aspect of the integrated value proposition comprised by connectivity, devices, content, and services. The consumer does not care which ISP brings her or him to the Internet so long as they can reach Facebook and Netflix and have whatever additional e‐commerce, entertainment, gaming, or other experiences they seek and use on the devices they prefer. As a result, power in the market lies with these content and device producers.

The evidence of this shift is all around us. Netflix conveys between a third and a half of all Internet traffic, depending on the time of day. Google has a market share of 88 percent around the world and 67 percent in the U.S. (and rising!). Facebook and YouTube combine to control 75 percent of all social media. iOS and Android control 90 percent of mobile operating systems by both units and minutes. Amazon alone controls almost two‐thirds of e‐books.

These overwhelming market shares speak to the strength of consumer allegiance to edge brands, services, and products. But the other side of that allegiance is that consumers view their choice of ISP ever more inconsequential, even as the ISP’s service becomes all the more indispensable. The dynamics of the market speak to that shift. Consider the iPhone. Since its introduction, it has steadily gained in functionality and garnered a reputation for innovation and has made Apple a leading player in the Internet ecosystem. But the basis for that innovation is in large part the existence of stronger and more reliable signal offered by mobile Internet providers. For example, SIRI, Apple’s voice recognition program, relies on a technology that has existed for some while, as anyone who has talked to a robotic phone answering system knows. But it is now integrated into the iPhone because mobile carriers have invested and innovated to the point where the cloud can support real‐time voice recognition – SIRI’s capabilities reside there, not in the phone. And that illustrates the central paradox of the Internet’s market structure – the investment and innovation of the service providers have resulted in Apple’s greater market power and profitability, but not their own.

The same dynamic can be found in almost every major application offered by “edge providers.” Netflix exists because ISPs make streaming possible and, now that it exists, consumer demand for it and allegiance to it is so strong that ISPs must compete to offer better capability to transmit Netflix’s signal. And we will soon see this pattern again as 4K television – the successor to “high-def” – enters the market, with its remarkable picture. Again, it was the improved connectivity offered by ISPs (such as Comcast, Time Warner Cable, Verizon, AT&T, Google, and others) that made this product possible, but it will be the set makers and the content providers who will profit from that improvement, not the ISPs who made the investments that enabled 4K in the first place.

Thus, the market power of content and devices has put ISPs on a treadmill. The ISPs (and the backbone providers) invest and improve networks, whereupon the downstream components of the on-line experience use that improved capability to offer valuable features to the consumer, which allows those downstream companies to gain market power and consumer allegiance, and that drives up usage and network demands, compelling the ISPs to invest and improve further. This “dynamic competition” has benefitted the consumer as surely – or likely more – than would have the atomistic, static competition advocates claim does not exist.

The available evidence makes clear that this dynamic is at work. The U.S. is tenth among the world’s nations in average broadband speed, and second in the G-7 (behind Japan) and third among our major trading partners (behind Japan and South Korea), despite formidable disadvantages. These include the low-density pattern of U.S. land use, which raises sizably the cost of installing “the last mile” of the network, and a recent regulatory history of “unbundling” that actively discouraged investment until that regime was overturned by the courts. Our per capita investment in telecom infrastructure is 50 percent higher that of the European Union, and as a share of GDP our broadband investment rate exceeds those of Japan, Canada, Italy, Germany, and France.1

But perhaps the most compelling evidence regarding the validity of this view of the market is the observed profits of the participants. In the paper referenced above, I compared the profits of Fortune 500 companies involved in the provision of the Internet (from ATT and Verizon to frontier and Level 3, including Comcast and Time Warner Cable) versus those who produce the content and devices that reside atop the broadband network (Apple, Facebook, Google, and the like). Whether measured based on sales or assets, the profits of the second group are between six and eight times greater than the first.

1 These and other data in this note can be found in my paper, “The State Of U.S. Broadband: Is It Competitive? Are We Falling Behind?” Progressive Policy Institute, Washington, D.C. 2014. See http://www.progressivepolicy.org/slider/the-state-of-u-s-broadband-is-it-competitive-are-we-falling-behind/

How is it possible to postulate that ISP monopoly power threatens edge providers, obstructs investment in broadband, or otherwise jeopardizes the Internet’s development in the face of those data? In fact, these allegations are tantamount to an economic calumny, a pretext to demand regulation – or forbid the sector from developing based on market-based rationality – that has its roots in an agenda unrelated to what is actually taking place.

Uninformed (but more than adequately funded) advocates have portrayed the cable providers as “Sauron-like” monopolists whose market power drives up the price of Internet access and constricts investment in the network. The reality is so different as to make this depiction preposterous. The U.S. is one of just two nations on the planet that has three different and fully deployed broadband technologies – telephone (both newer fiber and DSL), cable modems and mobile LTE – that compete to deliver broadband connections to nearly every American (plus satellite for some). Fully 85 percent of U.S. households have access to wired broadband networks capable of speeds of 100 megabits per second (Mbps) (in contrast to Europe, where only half of users get service that meets or exceeds 30 Mbps). Nearly 90 percent of Americans can choose from two wired providers and from 4 wireless broadband providers. Mobile 4G LTE, which can deliver downloads of 20 Mbps or more reaches 94 percent of Americans.

These results speak to the active competition now underway in the U.S. this is the reality: broadband providers hold four of the top ten positions among U.S. investors in plant and equipment; these are large, fixed-cost, systems that compete to attract a customer base large enough to amortize the sizable, ongoing investments they require; mobile systems are improving rapidly and can now support the kind of services that were once the landline providers’ mainstays, including live sports and entertainment; wireline broadband is threatened by “cord-cutting” and Over-The-Top television, which cut continually into their market. The wireline ISPs –such as Comcast and time Warner Cable -- confront content and device producers who have profited from the cable and other ISP’s investments and, in turn, usurped their profitability.

In the Comcast and Time Warner Cable merger, the participants do not ask for relief from the market power of the device producers and edge providers, nor do they seek to increase their share in any local market. They seek to combine to rationalize their costs, improve the business case for new large scale investments, and to gain some leverage against the content providers who drive cable rate increases and make it more difficult for the cable companies to respond to cord-cutters, Over-The-top television, the rise of mobile broadband, and the other challenges they face.

The advocates’ opposition to this merger relies on a shoddy intellectual bait-and-switch. They have analogized the ISPs – cable or otherwise – to the rotary, black telephones of the Ma Bell era. But they fail to address the myriad and compelling differences between that regime and the current one, starting with the reality that the Ma Bell regulatory regime expressly forbade the provision of innovative devices or services or the rise of any competing services that have characterized the Internet! Can telecommunications regulators really fail to recognize the sophistry of this argument? It would be to their shame, and the sector’s discredit, if they do and, in turn, would deny the participants in this proposed merger the ability respond to the competitive threats their businesses face.

 Before the
Federal Communications Commission
Washington, D.C. 20554

In the Matter of Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and Spinco to Assign and Transfer Control of FCC Licenses and other Authorizations	) ) ) ) ) )	MB Docket No. 14-57

Comments of ITIF

August 25, 2014

Information Technology and Innovation Foundation
1101 K Street NW, Suite 610
Washington, DC 20005

Contents

I.	Introduction and Summary	2

II.	The Proposed Transaction Presents Few Competitive Concerns	3

A.	The proposed transaction does not reduce horizontal competition	3

B.	The effects on vertical competition will be minimal	4

III.	A Larger Combined Company Can Better Serve Consumers	7

IV.	Conclusion	8

I.	Introduction and Summary

The Information Technology and Innovation Foundation (“ITIF”)1 appreciates this opportunity to comment on the pending acquisition of Time Warner Cable Inc. by Comcast Corporation. ITIF supports this transaction with the belief that the deal presents few concerns in terms of competition while offering significant benefits through increased scale that will ultimately flow to consumers. Considering the pace of innovation and change in this sector, regulators should be cautious of chasing narrow, static efficiencies over allowing a dynamic market to innovate at an appropriate scale.

This acquisition poses very few concerns over competition. There is virtually zero reduction in horizontal competition as these companies do not compete in any single market. A

1 The Information Technology and Innovation Foundation (ITIF) is a non-partisan research and educational institute – a think tank – whose mission is to formulate and promote public policies to advance technological innovation and productivity internationally, in Washington, and in the states. Recognizing the vital role of technology in ensuring prosperity, ITIF focuses on innovation, productivity, and digital economy issues.

combination also does not present significant vertical issues. With only 30 percent of the video market, a combined company presents no fear of real monopsony power, and, furthermore, stronger negotiating power in purchasing content should not be feared, as customers will ultimately benefit.

Vertical competition issues in the broadband space are somewhat more complicated, but are still not cause for alarm. Persistent confusion stems from the comparison of modern IP networks to the “terminating monopolies” regulations created in the phone networks. While it is true that the only way to reach broadband customers of a particular access network is through that network, there are dozens of various ways to get traffic into an access network like Comcast’s, alleviating any real concerns about vertical competition in broadband.

The Commission should not overlook the significant technological and economic benefits that would come from a combined, larger company. The improved ability to quickly scale new innovations throughout the country as well as the ability to better recoup the large capital investment needed to innovate, improve, and maintain a large cable plant mean that this transaction is likely in the public interest.

II.	The Proposed Transaction Presents Few Competitive Concerns

A.	The proposed transaction does not reduce horizontal competition

It is well established that Comcast and Time Warner Cable do not overlap in any geographic markets. Without any reduction in horizontal competition, this transaction becomes much simpler to analyze. There are obvious dynamic and productive efficiencies to be gained by a larger network. For example, it will be easier to recoup the large capital investments needed to maintain, operate, and upgrade a large access network. It will also be easier to support more research and development into better network operation and the development of new functionalities. Other scale economies related to advertising, overall management, and network operations are likely to be accrued. The opportunity to gain these and other efficiencies without any reduction in competition should be celebrated as in the public interest. This transaction will not meaningfully change the number of options consumers have for either video programming or broadband access. Rather than addressing these facts, most opposition to the merger simply reflects an ideological bias against large corporations.

B.	The effects on vertical competition will be minimal

Although the vertical effects of a potential transaction are less straightforward than the horizontal, the increased concentration from a combined company is unlikely to compromise upstream markets. Here the Commission should consider the effect of the acquisition on both the video content and broadband or interconnection markets.

First, considering video, it is important to recognize how dynamic this market is. DBS providers, with nation-wide footprints, are strong competitors and maneuvering to supplement their already popular offerings with broadband. Likewise ILEC offerings like Verizon’s FiOS and AT&T’s U-verse provide substantial and growing competition in the video (as well as broadband) market. AT&T is investing aggressively in its U-verse offering, expanding its video footprint, and is seeing exceptional subscriber growth with its improved broadband speeds.2 Furthermore, major wireless carriers are developing LTE broadcast technologies that will continue to improve the ability of wireless to compete in the video as well as broadband services.3  This is a dynamic market the regulator should be cautious in shaping.

2 AT&T has recorded several consecutive quarters of U-verse broadband net adds that were above 600,000 – in Q1 2014, for example, U-verse broadband net adds were 634,000. See AT&T Newsroom, 2014 Q1 Earnings, http://about.att.com/story/att_first_quarter_earnings_2014.html.
3 See, e.g. Jeff Baumgartner, “Verizon CFO: LTE Multicast ‘Pivotal’ to Mobile Video,” Multichannel News (Aug. 12, 2014) http://www.multichannel.com/news/technology/verizon-cfo-lte-multicast-pivotal-mobile-video/383137;

Even simply taking a snapshot of the current market, the combined company would only have about 30 percent of the video market – far from a monopsony for video programming. And recent negotiations have made it clear much of the power still lies on the content side. The recent dispute between CBS and Time Warner Cable is a prime example. Time Warner Cable and independent analysts attributed the steepest quarterly loss of subscribers in television history largely to the CBS blackout.4 Distributors know that consumers demand a variety of content, and evidence strongly shows that denying it to them, for however long, is dangerous.

Moreover, any increased power to negotiate lower content fees should ultimately benefit consumers. Content costs are a major factor in the increase in cable prices over the years, and many have attributed the pressures for consolidation in the cable industry to rising programming costs. Here we are not so worried about small independent programs making onto the carrier (distributors have incentives for variety and increasingly content providers have over-the-top options), but the appropriate pressure to control costs of large, popular programs. Customers will benefit from a combined company’s ability to negotiate lower programming fees.

Consumers are also increasingly turning to over-the-top services for video. The proposed transaction raises a number of questions about a combined company’s ability to affect upstream broadband services and providers. The most salient issue here is that of interconnection, an area complicated by the rightly confidential nature of interconnection agreements. The Commission is right to seek information on these agreements, but ITIF is confident, given the economics of for an introduction to the technology and its business case, see Qualcomm, “LTE Broadcast – A revenue enabler in the mobile media era” (Feb. 2013), https://www.qualcomm.com/media/documents/files/lte-broadcast-a-revenue-enabler-in-the-mobile-media-era.pdf.
4 See, e.g., Brian Stelter, “Time Warner Left Bruised in Fee Battle with CBS,” New York Times (Oct. 31, 2013) http://www.nytimes.com/2013/11/01/business/media/time-warner-reports-record-quarterly-loss-of-tv-subscribers.html?_r=0.

interconnection, that a combined company would not pose an anti-competitive threat to broadband services or other Internet providers.

Take, for instance, the recent dispute Netflix had with a few ISPs. Netflix chooses a handful among of dozens of possible paths to deliver its traffic into last-mile networks. Soon after Netflix turned on its “Super HD” video streaming,5 many of the interconnection ports they had relied on under a settlement-free peering arrangement became congested, affecting some consumers’ streaming. Reports indicate that Netflix is in the process of negotiating multiple interconnection deals with ISPs to ensure this unprecedented amount of data can reliably be delivered onto access networks. It is likely that, given the tremendous volume of data Netflix users draw onto access networks, these sorts of paid interconnection arrangements are economically efficient.

There is little concern that access networks will be able to leverage their last-mile status to extract anti-competitive rents from interconnection arrangements because of simply how many paths there are into the network. Access networks are already well interconnected with the rest of the Internet – these simply are not like the terminating monopolies of old where you had to get equipment into a central office in order to interconnect. Instead, numerous possible arrangements will allow for a great deal of flexibility for edge providers to find the most economically efficient route onto the combined company’s network. There are already several CDNs that have negotiated deals to deliver large amounts of data within these networks, and numerous transit providers compete fiercely to provide access to the Internet.
Indeed, it has been well established that the highly-competitive transit market functionally provides a price ceiling to deliver data to a last-mile access network.6 This is a key

5 Netflix, “Highest Quality HD Now Available to all Netflix Members,” (Sept. 26, 2013),
http://blog.netflix.com/2013/09/highest-quality-hd-now-available-to-all.html.
6 See David Clark et al., “Interconnection in the Internet: the policy challenge,” 39th Research Conference on Communication, Information and Internet Policy, (Aug. 2011).

point – the highly competitive transit and CDN markets will continue to provide an alternative to paid interconnection, ensuring that the sort of arrangements Netflix is seeking are very unlikely to be anti-competitive.

III.	A Larger Combined Company Can Better Serve Consumers

The Commission should not overlook the significant technological and economic benefits that would come from a combined, larger company. A larger footprint and increased economies of scale will allow the company to spread high fixed costs over more customers. Not only do these costs include the important capital expenditures required to expand, maintain, and upgrade parts of its network, but also the expenses of developing innovative new offerings, developing marketing materials, ensuring network security, overall management and other services. Having a larger footprint allows the company to spread these fixed costs over a larger revenue base, thus increasing economy-wide productivity.

Many innovations in this sector are moving to the fast-paced, iterative design process of software. For example, Comcast’s X1 platform allows the company to quickly refine the user interface without having to wait for a re-designed cable box. There is also pressure to transition network equipment to “Software Defined Networking” with generalized components and a control plane abstracted into software. These types software-based innovations can be very quickly scaled out throughout entire networks, meaning a combined company would be in a better position to not only innovate more quickly, but, more importantly, scale those innovations out to more consumers with lower fixed costs than if two companies were developing them.

Many critics of the proposed transaction point to poor customer service ratings of these companies as a reason to reject the deal. Ignoring the fact that these issues are not merger specific, it is important to remember that these are complex industries where much can go wrong. As ITIF has pointed out, consumer ratings of UK broadband offerings are similarly low, despite much more competition due to separation of wholesale and retail networks (e.g., Open Reach).7 Consumers rightfully have high expectations but often under-appreciate the difficulty in managing an large, advanced network, some of which is out “in the wild,” strung on poles or buried underground, where much can go wrong. There are also often problems in the computers or routers of the consumer, over which access networks have no control. Indeed, other complex, network industries, such as airlines, also rank low in customer satisfaction and telecom companies consistently rank low across the world. Notwithstanding that this merger would not change the competitive pressures on the combined company, consumer satisfaction is simply not a good ground to question this transaction.

IV.	Conclusion

The broadband and video markets that Comcast and Time Warner Cable operate in are complex network industries that depend on scale and innovation. Regulators should be cautious about interfering on the basis of static efficiency presumptions without considering the longer term dynamic competition pressures that may motivate a transaction. The proposed transaction offers little concern over reduction in competition – by offering increased scale without reducing competition, the deal is in the public interest.

Doug Brake
Telecom Policy Analyst

Information Technology and Innovation Foundation
1101 K Street NW, Suite 610
Washington, DC 20005

7 Adams Nager, “How to Misuse American Customer Satisfaction Index Data to Try to Block a Merger,” The Innovation Files (Mar. 24, 2014), http://www.innovationfiles.org/how-to-misuse-american-customer-satisfaction-index-data-to-try-to-block-a-merger/.

August 25, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler and Commissioners:

We are a group of professors and academics writing to provide the Federal Communications Commission (“Commission”) with useful information and context to better inform the analysis of the proposed Comcast Corporation (“Comcast”) and Time Warner Cable, Inc. (“TWC”) merger.

I.	Constraint is the key to merger analysis

The guiding principle under competition law and sound policy is that a merger should only be challenged if there is a substantial lessening of competition. The key to making this determination is whether the merging firms constrain each other. Companies constrain each other when they substantially influence each other’s competitive decision making. If a cable company would refuse to raise prices or reduce services due to competition with another company, then these companies constrain each other. Likewise, if a cable company lowers prices, adds additional content, or increases internet speeds due to the threat of competition from another company, then this also is evidence of constraint. Constraint causes companies to both take and abstain from actions that will prevent customers from leaving for a rival company or entice new customers to switch from a rival company.

Constraint is usually the most probative measure of whether a transaction will lessen competition. Thus the competition enforcement agencies have permitted a wide variety of mergers even in potentially concentrated markets where there was insufficient evidence of constraint. A prime example of this is the Federal Trade Commission’s (“FTC”) closing of its investigation of the ESI / Medco merger where it stated:

While this transaction appears to result in a significant increase in industry concentration, nearly every other consideration weighs against an enforcement action to block the transaction. Our investigation revealed a competitive market for PBM services characterized by numerous, vigorous competitors who are expanding and winning business from traditional market leaders. The acquisition of Medco by Express Scripts will likely not change these dynamics: the merging parties are not particularly close competitors, the market today is not conducive to coordinated interaction, and there is little risk of the merged company exercising monopsony power. Under these circumstances, we lack a reason to believe that a violation of Section 7 of the Clayton Act has occurred or is likely to occur by means of Express Scripts’ acquisition of Medco.1

The FTC also closed its investigation of the merger between Universal Music Group (“Universal”) and EMI Recorded Music (“EMI”), the first and fourth largest recorded music companies in the world, due to a lack of evidence of “head-to-head competition.”2 The FTC found that their products were highly differentiated and that the amount of direct competition between Universal and EMI was insignificant.3

Comcast and TWC are not significant direct competitors in any relevant market including cable services or broadband. The Horizontal Merger Guidelines requires a market definition consisting of a product and geographic market when analyzing a potential competitive concern.4 The “market definition helps specify the line of commerce and section of the country in which the competitive concern arises.”5 “The arena of competition affected by the merger may be geographically bounded if geography limits some customers’ willingness or ability to substitute some products, or some suppliers’ willingness or ability to serve some customers.”6 Consistent with the Horizontal Merger Guidelines, the Commission has previously concluded that the market for cable services is local.7 Comcast and TWC compete in distinct and separate local markets.8 Comcast’s internal estimates shows that out of the two companies’ combined 33 million customers, only about 2,800 residential, small, or medium business customers are located in the same zip+4 areas.9 Across all business services, Comcast only found about 215 customers were in common zip codes.10 This geographical distinction shows that Comcast and TWC do not directly compete with each other at the local level.

While Comcast and TWC do not constrain each other at the local consumer level, there remains the question of whether these companies constrain each other at the buyer level. A method of determining this constraint is to look at the changes in the abilities and incentives of Comcast to potentially wield monopsony power after the merger. In video, Comcast currently serves approximately 21.7 million customers and TWC currently serves approximately 11.4 million customers.11 Comcast will voluntarily divest approximately 3 million video customers, leaving an approximate total video subscriber base of 30 million post-merger — an 8 million

1 Statement of the Federal Trade Commission Concerning the Proposed Acquisition of Medco Health Solutions by Express Scripts, Inc., FTC File No. 111-0210, at *9 (April 2, 2012).
2 In the Matter of Vivendi, S.A. and EMI Recorded Music, Statement of Bureau of Competition Director Richard A. Feinstein (September 21, 2012).
3 Id.
4 U.S. Dep’t of Justice & Fed. Trade Comm’n, Horizontal Merger Guidelines § 4 [hereinafter “Horizontal Merger Guidelines”].
5 Id.
6 Id. at § 4.2.
7 See, e.g., Adelphia Order ¶ 81; SBC-AT&T Order ¶ 97.
8 Comcast Public Interest Statement at 127.
9 Id. at n.307.
10 Id.
11 Id. at 8, 14.

customer difference.12 Comcast’s new market share – approximately 30 million out of over 100 million – will be essentially equivalent to Comcast’s subscriber share after the 2002 AT&T Broadband transaction and 2006 Adelphia transaction.13 Comcast’s new market share will also be under the FCC’s former 30% ownership cap on monopsony power, which was thrice rejected by the D.C. Circuit as too restrictive.14 The addition of TWC’s 8 million customers will result in a Comcast market share that is not unprecedented. There is no evidence that Comcast wielded unlawful monopsony control or that there was substantially lessening of competition after the AT&T Broadband and Adelphia transactions.

This same analysis can be used to address concerns over Comcast’s ability or incentive to harm new internet-based rivals through foreclosing them from the market. In regards to ability, there are two major factors preventing Comcast from foreclosing internet rivals. The first is the simple fact that Comcast committed to following the FCC’s 2010 Open Internet Order regardless of the DC Circuit decision, and that these Open Internet protections will be extended to TWC customers.15 All post-merger broadband customers will enjoy the protections of the no blocking and non-discrimination rules that were included in that order.16 The second factor is virtually all US households have a choice of broadband providers – the FCC reports that 97% of US households have a choice of at least two broadband providers and three including wireless.17 Foreclosing a customer from accessing a desirable online product or service is the type of action that is likely to result in costumer defection to these competitors.

In regards to incentive, while Comcast may compete with internet-based companies on the provision of some video content, the consumption of internet-based content drives demand for internet service provision. Comcast’s video service division may have an incentive to attempt to foreclose internet-based rivals, but its internet service division has the incentive to encourage customers to consume more internet-based content. A simple cost-benefit analysis shows which incentive is likely to prevail. The foreclosure of internet-based rivals from the market is an action with a high enforcement risk and the loss of consumer goodwill, while the anticipated benefits are hard to measure. Conversely, encouraging customers to consume more internet content is substantially less risky and has the benefit of driving the sale of higher tier internet services. This scale is further tipped by the fact that cable video service is a product that appears to be in decline, while the internet is experiencing rapid growth.18 It is not rational to risk a product in its growth stage for one in decline.

12 Id. at 25.
13 Business Week, A Comcast-Time Warner Cable Merger May Be Just Fine With Regulators, Feb. 13, 2014, http://www.businessweek.com/articles/2014-02-13/a-comcast-time-warner-cable-merger-may-be-just-fine-with-regulators.
14 Associated Press, Appeals Court Rejects Cap on Cable Ownership, THE NEW YORK TIMES (Aug. 28, 2009), http://www.nytimes.com/2009/08/29/technology/companies/29cable.html? r=0.
15 David Cohen, Comcast and Time Warner Cable Announce Merger, Detail Public Interest Benefits and Undertakings, COMCAST VOICES (Feb. 13, 2014), http://corporate.comcast.com/comcast-voices/comcast-and-time-warner-announce-merger-detail-public-interest-benefits-and-undertakings.
16 Id.
17 FCC Internet Access data December 2013,
http://transition.fcc.gov/Daily Releases/Daily Business/2013/db1224/DOC-324884A1.pdf.
18 Edmund Lee, TV Subscriptions Fall for First Time as Viewers Cut the Cord, Bloomberg (Mar. 19, 2014, 2:38 PM), http://www.bloomberg.com/news/2014-03-19/u-s-pay-tv-subscriptions-fall-for-first-time-as-streaming-gains.html.

Finally, because Comcast is partially vertically integrated, it is important to address whether there is a significant change in post-merger programming power. At the outset it is important to note that Comcast will be extending the programming conditions of the NBCUniversal deal to the new territory and programming acquired from TWC. This means that the companies that purchase programming from TWC will actually be receiving more protections than they currently enjoy. Comcast’s acquisition of TWC will also not significantly change its programming holdings. Comcast would only be acquiring control over several local news channels, one professional sports English-language RSN, and interests in two national cable networks in which Comcast already has part ownership.19 Critics of the deal concede this point, noting that “TWC brings relatively little content to the merger.”20 Given the insignificant changes in merger-specific programming power, there is little reason to believe that TWC constrains Comcast’s competitive programming decisions.

II.	Increased buyer power is not a reason for challenging this deal

Buyer power can be a benefit by helping consumers receive products at the lowest cost. Buyer power is only at issue when there are several companies involved in creating a product and delivering it to a consumer. When a buyer of an input is able to negotiate a lower price at some layer in the product channel, that lower price is usually transferred to some extent as a benefit to the consumer in the form of lower price or increased quality. The extent to which the benefit transfers is dependent on the level of competition in the remaining layers between the product and the consumer. Wal-Mart is a prime example of a company that has buyer power. Wal-Mart is known to have enough negotiating leverage to drive down the prices it pays suppliers. However, Wal-Mart also passes on much of these savings to customers in order to better compete with other retailers. Amazon.com is another similarly situated retailer that is known to drive down the prices it pays to suppliers and then offer low prices to its customers. No one could argue that either of these retailers raises prices or decrease output, which is the main concern of competition analysis.

There are only a few scenarios where buyer power produces negative effects, which is when the power decreases output and ultimately elevates price. In extreme instances of buyer power, called monopsony power, low prices demanded in per-unit pricing transactions21 can force suppliers out of business or cause them to reinvest less than they would in a market where a buyer does not have monopsony power. This causes the reduction of output, which in turn harms consumers. Monopsony power can only occur when sellers have no other attractive outlet for their products. Otherwise a seller will just move its products to the seller it can get the most profit from.

19 Comcast Joint Senate Testimony at 46.
20 Diana Moss, Rolling Up Video Distribution in the US: Why the Comcast-Time Warner Merger Should be Blocked, American Antitrust Institute White Paper at 11 (June 11, 2014), available at http://www.antitrustinstitute.org/sites/default/files/AAI_CC-TWC%20White%20Paper_6-11.pdf.
21 In more complex pricing arrangements, which are certainly available in content transactions, there is generally no implication of a decrease in output.

In the matter at issue, Comcast is the buyer of content which it then distributes to consumers. Buyer power is then the negotiating leverage Comcast has to get the lowest possible price from content creators. Negative effects are unlikely to be “a significant concern” as recognized by the Horizontal Merger Guidelines, because content creators “have numerous attractive outlets for their goods or services.”22 Content creators can sell their products nationwide through satellite television providers, and in many markets it can also sell through competing wireless or wireline providers. Content creators can also sell their products to various new internet distributors such as Amazon, Hulu, Netflix, Google, and Apple.

Evidence suggests that in the current market, seller power is greater than buyer power. Indeed, programming costs have gone up twice as fast in recent years as cable bills.23 Comcast representative David Cohen has testified that programmers have “inordinate market power and attractiveness of their content” which puts them in the driver’s seat in fee negotiations.24 The recent dispute between TWC and content creator CBS highlights the extent of seller power. In the third quarter of 2013, TWC customers in the New York, L.A., Dallas and other markets lost access to Showtime and CBS-owned stations during a fight over fees.25 During that same quarter TWC reported a loss of 306,000 cable subscribers due in significant part to the content blackout.26 Because it is a bundle provider, these losses also hurt TWC’s data and voice service businesses, where it lost 24,000 and 128,000 subscribers respectively.27 Some TWC subscribers even filed a lawsuit in Los Angeles, “claiming their contract for service was being breached, among other charges.”28 On the other hand, during the blackout CBS show ratings remained quite strong, for the most part, and the “network insisted it was easily weathering the storm.”29 If content creators currently have greater bargaining power then, to the extent there is a change in bargaining power post-merger, prices should decrease with little chance of ill effect. These lowered prices should reach consumers as a benefit due to Comcast’s competition with rival satellite, wireless, wireline, and internet-based distributors.

Critics of the deal falsely state that any decrease in prices Comcast is able to receive post-merger will come at the cost of an increase in prices for other distributors, which in turn will raise costs for consumers. This claim lacks a foundation in economics. Content creators will always try to obtain their profit maximizing price from each distributor. This motivation is not influenced by deals with other distributors, but is instead dictated by market forces. The reason why is clear. If a content creator raises its price above its profit maximizing price, then the increased income from a higher price will be more than offset by the loss of sales due to the higher price. The content creator will ultimately lose money. If, on the other hand, the content

22 Horizontal Merger Guidelines § 12.
23 Bloomberg View, Comcast’s deal to buy Time Warner Cable might prove beneficial to consumers, Feb. 13, 2014, http://www.bloombergview.com/articles/2014-02-13/stop-whining-about-the-comcast-time-warner-merger.
24 Transcript: Q&A W/ Sen. Check Grassley on the Proposed Comcast Time Warner Cable Merger — April 9, 2014, Jsquared News (April 30, 2014), http://www.;jsquarednews.com/2014/04/transcript-qa-w-sen-chuck-grassley-on-the-proposed-comcast-time-warner-cable-merger-april-9-2014/.
25 Hilary Lewis, Alex Ben Block, Time Warner Cable Loses 306,000 TV Subscribers Amid CBS Dispute, The Hollywood Reporter (Oct. 31, 2013, 6:17 AM), http://www.hollywoodreporter.com/news/time-warner-cable-loses-306000-652131.
26 Id.
27 Id.
28 Id.
29 Id.

creator is pricing below its profit maximizing price, then an increase in price will earn them additional income regardless of prices charged to other distributors. Worse, if a content creator charges a distributor higher prices than its rival, and those costs are passed on to the distributors customers, then the content creator is simply encouraging customers to switch to the distributor that pays the content creator the lowest prices. This will also decrease the profits earned by the content creator.

III.	The market for video content and internet service delivery is robustly competitive

Proper merger analysis should account for the unique characteristics of the market the proposed merger is occurring in. The FTC and DOJ’s merger analysis focuses on whether the transaction will substantially lessen competition or tend to create a monopoly.30 The FCC has the further duty to determine whether the merger is in the public interest.31 These duties are rooted in the same basic principle – competition. But the FCC is allowed to consider a broader range of competitive effects, such as competition for diverse ideas and voices in the media. Therefore, if competition is the touchstone of all merger analysis, then we must take stock of market characteristics that tend to promote competition or suppress it.

Market characteristics can be divided into two basic categories: those that affect current competition and those that affect future competition. The characteristics that affect current competition are those that involve incentives to compete. If a service provider enacts a price increase without cause, would other service providers have the incentive to hold prices or lower prices in order to siphon off customers? If a broadcaster silences a point of view, would other broadcasters have the incentive to promote that point of view in order to woo customers who find that point of view, or a diverse set of views, to be important? The characteristics that affect future competition concern the barriers to entering a market. How easily can a company enter that can undercut current market participants on price, deliver better quality, and/or provide a new service customers are demanding? The answers to these market questions inform whether a particular merger will ultimately be competition neutral, competition enhancing, or competition reducing.

The current U.S. market for cable services is generally more robust than reported. About 98% of US households currently have a choice from three or more MVPDs 32 This competition is fierce. Experts predict satellite TV companies will gain at least 1.8 million customers to 36.2 million by the end of 2018. Verizon FiOS and AT&T U-Verse are expected to collectively add 5.4 million subscribers by the end of 2018, bringing the telephone total to 16.8 million homes. At the same time, cable is rapidly losing video subscribers.33

In addition, competition for the provision of video content is no longer confined to traditional wireline or wireless delivery models. The internet has opened this business to new online video distributors like Netflix, Hulu, Amazon, Google, and Apple who allow consumers

30 Section 7 of the Clayton Act, 15 U.S.C. § 18.
31 47 U.S.C. § 310(d) (2006).
32 FCC’s Fifteenth Annual Video Competition Report, Para. 36.
33 Los Angeles Times, Cable TV predicted to lose customers to phone and satellite firms, June 3, 2014, http://touch.latimes.com/#section/-1/article/p2p-80398243/.

to choose a variety of a la carte or subscription plans for video content. Over the top video revenues are expected to top $10 billion this year.34 The online platform is also allowing companies to experiment in providing new niche video services. For example, Twitch.tv allows people to produce and distribute video game content and Crunchyroll provides customers with subtitled foreign shows, sometimes immediately after airing in their home country. These experiments can be wildly successful, as seen in Twitch.tv’s recent acquisition by Google for $1 billion.35

The U.S. market for the provision of internet access is also robust. As Comcast stated in its testimony before the Senate:
Approximately 97 percent of households are located in census tracts where three or more fixed or mobile broadband providers reported offering at least 3 Mbps downstream and 768 kbps upstream, and over 80 percent are located in census tracts where two or more providers reported offering at least 10 Mbps downstream and at least 1.5 Mbps upstream.36

Internet service is in the midst of beneficial intermodal competition spurred on by new technology and the repurposing of old technology. AT&T, Verizon, and Google are all competing to deliver fiber optic services, with its significantly faster internet speeds, to American consumers. AT&T’s fiber service, called U-verse, is currently its fastest growing business, and AT&T and Verizon will compete with Comcast for the provision of internet services in 42% of the homes in Comcast’s post-merger footprint.37 DSL technology, despite predictions to the contrary, has succeeded in keeping up with the speed demands of modern internet usage. Among the current DSL providers: Verizon offers speeds up to 15 Mbps, Frontier offers speeds up to 25 Mbps, and CenturyLink offers speeds up 40 Mbps.38 AT&T is currently expanding its DSL network and increasing speeds to 45 Mbps, with 90% of its customers receiving 75 Mbps and 70% receiving 100 Mbps.39 There is no sign that DSL is a dead-end technology either. Alcatel-Lucent is running field tests on a DSL technology that exceeds 1 Gbps.40 American consumers are also increasingly giving up wired internet access for the freedom of wireless. “10% of U.S. households have abandoned fixed-line service and rely entirely on mobile devices for their Internet access.”41 Studies have shown that current LTE

34 Fierce Cable, Netflix, Amazon help drive North American OTT revenues above $10B, August 5, 2014,
http://www.fierceonlinevideo.com/story/netflix-amazon-help-drive-north-american-ott-revenues-above-10b/2014-08-05.
35 Dean Takahashi, Google’s $1B purchase of Twitch confirmed —joins YouTube for new video empire, VENTUREBEAT (July 24, 2014 1:39 PM), http://venturebeat.com/2014/07/24/googles-1b-purchase-of-twitch-confirmed-joins-youtube-for-new-video-empire/.
36 Comcast Joint Senate Testimony at 38. Data comes from FCC, Internet Access Services: Status as of December 31, 2012, at fig. 5(b) (WCB Dec. 2013), http://transition.fcc.gov/Daily Releases/Daily Business/2013/db 1224/DOC-324884A l.pdf.
37 Comcast Joint Senate Testimony at 39.
38 See Letter from Lynn R. Charytan, Senior Vice President, Legal Regulatory Affairs and Senior Deputy General Counsel, Comcast Corp., to Marlene H. Dortch, Secretary, FCC, MB Docket No. 10-56, Ex. A, Pt. 3 (filed Feb. 21, 2014) (detailing competitive standalone HSD options in Comcast’s top 30 markets).
39 Christopher S. Yoo, Technological Determinism and Its Discontents, 127 HARV. L. REV. 915, 919 (2014).
40 See Mikael Ricknas, Alcatel-Lucent Gives DSL Networks a Gigabit Boost, PC World, July 2, 2013, available at http://www.pcworld.com/article/2043483/alcatellucent-gives-dsl-networks-a-gigabit-boost.html.
41 Christopher Yoo Senate Testimony at 5.

technology provides an average of 12 Mbps speeds with a peak of 50 Mbps.42 Sprint has also indicated that they plan on building a wireless network capable of 200 Mbps to compete with cable broadband.43 To put these speeds into perspective, Netflix can stream video to its customers on as little as 0.5 Mbps and only needs 3 Mbps to stream standard definition quality content.44 Ultra high definition content requires 25 Mbps.45

Intermodal competition is lowering the barriers for new competitors to enter the market. There are currently four potential ways for companies to bring internet services into the home: cable, phone lines, fiber, and wireless. Most homes are already wired for cable and phone, which can be used to provide broadband speeds when paired with modern technology, and fiber service is growing. Wireless technology is unique in that it provides a way of connecting rural homes that would otherwise be cost prohibitive to connect through wired means. This can be seen in Africa, where many have leapfrogged wired internet technology and are using wireless devices to connect to the internet.46 Once a home is served with a data connection, companies can compete on top of that data connection for voice and video services. Technology is creating a vibrant and dynamic market where consumers are experiencing more, not less, competition for their dollars.

IV.	Each transaction must be analyzed on its own merits

The existence of other deals or potential deals is irrelevant under the law and sound competition policy. Some commenters will try to inject irrelevant matters into this proceeding, e.g., the announced AT&T / DirecTV merger, the attempted Sprint /T-Mobile merger, the failed take over of Time Warner by 21st Century Fox, and future media consolidation in response to the merger.

The Commission has been clear that a license transfer proceeding must focus on transaction-specific harms and benefits. The Commission has previously ruled that issues that predate a reviewed transaction are not transaction-related, and should therefore not be considered.47 The Commission has also ruled that activities that are anticompetitive in general but are not merger-specific should be addressed through other proceedings.48 Under this reasoning the potential reactions of third parties to the merger would also be irrelevant. The Commission appropriately acknowledged and dismissed this tendency to use merger proceedings to air unrelated grievances in AOL / Time Warner:

The Commission recognizes and discourages the temptation and tendency for parties to use the license transfer review proceeding as a forum to address or

42 Id.
43 PC World, SoftBank CEO: U.S. mobile broadband needs to be back on top, Mar. 11, 2014,
http://www.pcworld.com/article/2107020/softbank-ceo-son-us-mobile-broadband-industry-needs-more-competition.html.
44 Internet Connection Speed Recommendations, Netflix Help Center, https://help.netflix.com/en/node/306.
45 Id.
46 Matthew Wall, Africa’s mobile boom powers innovation economy, BBC NEWS (June 30, 2014),
http://www.bbc.com/news/business-28061813.
47 Applications of Cellco P’ship d/b/a/ Verizon Wireless & SpectrumCo LLC and Cox TMI, LLC for Consent to Assign AWS-1 Licenses, Memorandum Opinion and Order and Declaratory Ruling, 27 FCC Rcd. 10698 ¶ 89 (2012).
48 AT&T-BellSouth Order ¶ 56 n.154.

influence various disputes with one or the other of the applicants that have little if any relationship to the transaction or to the policies and objectives of the Communications Act.49

The Commission should continue to reject non merger-specific information in its analysis of the proposed merger.

V.	Benefits of the transaction

There are many potential benefits to this transaction. In this comment we would like to highlight two that are both of great importance and also highly likely to be realized post-merger.

Post-merger, Comcast’s Internet Essentials program will be able to provide broadband and digital literacy programs to low-income subscribers in TWC’s coverage areas. This will include large metro areas like New York, Los Angeles, Dallas, Kansas City, and Charlotte.50 Comcast’s Internet Essential’s program provides $9.95 a month internet service and $149.99 subsidized computers to families with at least one child eligible to participate in the National School Lunch Program.51 Since the program began in 2011, Comcast has connected more than 1.4 million low-income Americans to the internet. In order to make sure these families can take advantage of the internet, Comcast has “[i]nvested more than $200 million in cash and in-kind support to help close the digital divide, reaching more than 1.75 million people through the program’s non-profit digital literacy partners” and sold almost 30,000 subsidized computers.52 In addition, on Aug. 4 Comcast announced that it will offer six months of free internet as well as provide amnesty to families that have not been able to subscribe to Internet Essentials due to unpaid bills over 1 year old. Comcast’s Internet Essentials program is not just for families, Comcast also “[o]ffered Internet Essentials to more than 30,000 schools and 4,000 school districts, in 39 states and the District of Columbia.”

Digital literacy and access to the internet is essential in countering the current socioeconomic trend that is leaving an estimated 60 million people behind.53 Called the digital divide, this trend is beginning to cut off Americans from jobs, government services, health care, and education.54 The digital divide is also “deepening racial and economic disparities in the United States.”55 The convenience of the internet has moved many tasks online, but this has negatively impacted offline options.56 A lot of employers don’t accept offline job applications and many

49 Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc., Transferors, to AOL Time Warner Inc., Transferee, Memorandum Opinion and Order, 16 FCC Rcd. 6547 ¶ 6 (2001).
50 David L. Cohen, Comcast to Offer Six Months of Free Internet Essentials Service and Announces Amnesty Plan for Back Due Balances, Comcast Voices (Aug. 4, 2014), http://corporate.comcast.com/comcast-voices/comcast-to-offer-six-months-of-free-internet-essentials-service-and-announces-debt-forgiveness-plan.
51 How It Works, http://www.internetessentials.com/how-it-works.
52 David L. Cohen, supra note 50.
53 Edward Wyatt, Most of U.S. Is Wired, but Millions Aren’t Plugged In, The New York Times (Aug. 18, 2013), http://www.nytimes.com/2013/08/19/technology/a-push-to-connect-millions-who-live-offline-to-the-internet.html?pagewanted=all&_r=0.
54 Id.
55 Id.
56 Id.

employers require computer and internet literacy.57 Comcast’s Internet Essentials program is the most successful private endeavor to fix the digital divide.

The second major benefit that is likely to occur post-merger is Comcast’s increased ability to invest in its network due to the additional scale provided by TWC’s customers and fixed capital. To understand the benefits of scale it is important to outline why high fixed cost industries are different than traditional industries. In a traditional industry, economics tells us that the cost of a product will tend to equal marginal cost, or the cost to produce one more unit of the product. However, in an industry like the cable industry, where there are extremely high fixed costs but low variable costs, the marginal cost to serve one additional home may be near zero. This is because once the infrastructure is in place to provide the service, the remaining cost of actually providing the service is minute. Unfortunately, no rational actor would ever provide cable service for nothing. High fixed cost industries differ from the classic economic model because the motivation for investment in the fixed costs comes from an expected return on the investment, not on the marginal cost of the product. In a high fixed cost industry, scale is extremely important because it enhances the ability of companies to invest in improving or expanding its services. A $100 million investment to serve a community with the newest generation of broadband internet is easier for a larger company to make than a smaller one.

This does not mean that high fixed cost industries do not face competition. Many high fixed cost industries, including the cable industry, face intermodal competition. If a consumer wants to make a phone call then they usually have the option to place it through a national cellphone provider, their local telephone carrier, their local cable company, or an internet service like Vonage. Many consumers can likewise usually choose to access the internet through cable, DSL, or their connected smartphone. For video, many consumers have a choice among cable, satellite, over-the-top, or services sometimes offered by fiber or DSL providers. Intermodal competition is important in ensuring that the benefits of scale outweigh problems that can occur when additional scale leads to monopoly power. If insufficient competition leads to ultimately higher costs and lower output, then additional scale from a merger may not be worth the price and a merger should be blocked. This does not appear to be the case in the proposed Comcast / TWC merger.

An example of a benefit Comcast’s increased scale will likely bring is the hundreds of millions of dollars Comcast has pledged to invest annually to bring TWC’s broadband up to Comcast’s standards for internet speeds and quality.58 Currently, Comcast offers speeds of up to 505 Mbps in select areas and up to 105 Mbps nationally, while TWC offers speeds of up to 100 Mbps in select areas and 50 Mbps in most locations.59 Comcast is also an industry leader in the deployment of DOCSIS 3.0, an international telecommunications standard for high speed data transfer, which should also flow to TWC subscribers after the merger.60 While it is true that current TWC subscribers may eventually receive these benefits without the merger, the additional scale and expertise from the proposed merger with Comcast will ensure faster deployment.

57 Id.
58 Comcast Public Interest Benefits Summary.
59 Id.
60 Id.

Signed,

Thomas Arthur, L. Q. C. Lamar Professor of Law, Emory University School of Law

David Balto, antitrust attorney and former Director of Policy and Evaluation of the Federal Trade Commission

Henry N. Butler, George Mason University Foundation Professor of Law and Executive Director, Law & Economics Center, George Mason University School of Law

Richard Epstein, Laurence A. Tisch Professor of Law and Director of the Classical Liberal Institute, New York University School of Law

Kenneth G. Elzinga, Robert C. Taylor Professor of Economics, University of Virginia

Keith Hylton, William Fairfield Warren Distinguished Professor and Professor of Law, Boston University School of Law

Thomas Lambert, Wall Chair in Corporate Law and Governance, University of Missouri School of Law

Geoffrey Manne, Executive Director of the International Center for Law & Economics

Scott Masten, Professor of Business Economics and Public Policy, University of Michigan Ross School of Business

Paul Rubin, Samuel Candler Dobbs Professor of Economics, Emory University

Michael Sykuta, Associate Professor in the Division of Applied Social Sciences and Director of the Contracting and Organizations Research Institute, University of Missouri

August 20, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch:

I am reaching out to the Federal Communications Commission on behalf of Boston Ballet’s Institutional Team to express my support for the proposed transaction between Comcast and Time Warner Cable.

As the Director of Corporate and Institutional Relations at Boston Ballet, I have experienced the benefits of using Comcast Business Ethernet services for faster Internet speeds, greater reliability and inter-office collaboration for all four of our locations in the Boston area. The success my organization has had using Comcast Business makes me confident that small businesses and non-profit organizations in Comcast’s new markets will benefit from a successful transaction.

Of course, we benefit from more than the services we purchase from Comcast. The company truly finds creative ways to support the community. In our case, the company has made available to us space on its video-on-demand library, allowing us to provide video of recent performances and increasing our exposure within the community. As a non-profit organization, we all our looking at ways to build demand for the arts that keep us innovative and relevant in the community, and Comcast’s solution was unique, imaginative and effective.

Thank you for taking the time to consider my thoughts on working with Comcast

/s/ Richard Armstrong

Richard Armstrong
Director of Corporate and Institutional Relations

August 18, 2014

Tom Wheeler
Chairman
Federation Communications Commission
445 12th Street, SW
Washington, DC 20554

RE:           MB Docket No. 14-57

Dear Chairman Wheeler:

As President and CEO of the San Diego Regional Chamber of Commerce, I write today to urge the Federal Communications Commission to approve the proposed transaction between Comcast and Time Warner Cable.

The Chamber is dedicated to promoting a business-friendly environment and to growing the local economy. If its presence in Northern California markets is any guide, Comcast will be an outstanding partner in helping us advance this mission. If the proposed transaction is approved, Comcast plans to invest heavily in advanced multi-Gigabit high-speed data infrastructure that will provide San Diego businesses a sturdy foundation for growth, while also offering much-needed competition for business-class telecommunications services for firms of all sizes.

Though these benefits of the transaction will come in the near-term, we see long-term advantages as well. Our Chamber spends a great deal of our efforts to secure a strong economy for the future, and we want to ensure that all San Diego young people have the opportunity to become tomorrow’s captains of industry in the city where they grew up. Comcast’s Internet Essentials program, which offers low-income families the opportunity to obtain low-cost Internet access, is precisely the type of program we need to help maximize the opportunity for all our kids to become tomorrow’s business leaders. Over 350,000 households nationwide have been connected through Internet Essentials. By bringing Comcast to San Diego, the proposed transaction will expand this successful program and provide economic opportunity and advancement to those most in need.

Thank you for taking the time to consider our views. I encourage you to approve the proposed Comcast-Time Warner Cable transaction.

Sincerely,

/s/ Jerry Sanders

Jerry Sanders
President & CEO

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington ,DC 20554

Dear Chairman Wheeler:

The Illinois Hispanic Chamber of Commerce supports Comcast’s acquisition of Time Warner Cable. Comcast already serves much of Illinois and will continue to do so once the transaction closes. Our members, and Hispanic businesses nationwide, stand to benefit from the combination.

Illinois’— and particularly Chicago’s — importance as a Midwestern hub for national businesses only increases as a result of this merger. Comcast potentially serving New York and Los Angeles in addition to Chicago not only gives a competitive option to national businesses with locations across the country but makes the Chicagoland area more attractive to such businesses. Chicago already boasts a Gigabit infrastructure thanks to Comcast; this merger would also create for Chicago a service provider that reaches from coast to coast.

IHCC members appreciate Comcast’s record of supporting businesses owned and operated by Hispanics and other minorities. The company spent over a billion dollars last year with minority-owned suppliers and continues to seek out new partners, in part by working with diversity chambers of commerce like mine.

People of color and Hispanics are critical players driving these relationships. 9% of all management employees are Hispanics. The company continues to expand this commitment to minority leadership. The number of people of color in vice-presidential positions and above has grown by more than 30% since the closure of the NBCUniversal merger.

These inclusion initiatives have led to the ongoing construction of national cable and broadband networks that serve our communities and their businesses. The company provides our citizens with more than 60 Hispanic cable networks, making it the country’s largest outfit of Spanish-language networks. Our organization advocates for the development of independent, minority voices from our community. Comcast offers over 160 independent networks, and has already announced its intention to sponsor 10 addition independent- and minority-owned networks upon approval of this transaction. We are inspired by this ongoing commitment to minority enterprise.

Comcast furthermore supports the neediest members of our community. Over 30,000 families have signed up in the Chicago area for Internet Essentials, the nation’s largest broadband adoption program. These families now have access to low-cost internet and computer equipment that will enable their children to become the business and cultural leaders of tomorrow. I understand that the program empowers kids across the country; Comcast has already brought over 2 million individuals on board.

We believe that this combination will create opportunities for our members, and through all Americans through the company’s track record of diverse business practices. We urge the Commission to approve the transaction.

If you have any questions please do not hesitate to contact me directly via email at oduque@ihccbusiness.net or via phone at 312-425-9500.

Sincerely,

/s/ Omar Duque

Omar Duque
President & CEO
Illinois Hispanic Chamber of Commerce

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

Thank you for this opportunity to comment on a proposal before the Commission. The Arlington Chamber of Commerce is focused on the shift underway across the country that is moving technology from the research stage to the worldwide marketplace. Our members are keenly interested in digital development and in incorporating digital innovations into their everyday businesses.

A major architect of digital technology, Comcast is a leader in the telecommunications industry with its multi-gigabit ethernet that allows our business, government and education members to move and manipulate information quickly and efficiently.

We offer our support of the Comcast and Time Warner Cable transaction because of its potential for extending this expertise into new communities. Currently, many of our members operate multiple offices, sometimes dealing with two or more telecommunications providers. Their efficiencies would increase with the ability to streamline communication and data storage through the same provider.

Notably, Comcast has exhibited a unique approach to combining business with community engagement. We believe that is the reason that so many school and nonprofit projects it is involved in produce results. For instance, the company’s executives and other employees take part in many mentoring and leadership training initiatives for such business groups as Leadership Arlington and Women  in Cable Television, among others.

In January, Comcast sponsored and delivered a leadership session during the 2014 National Mentoring Partnership’s yearly summit in Arlington. The session addressed collaboration among and between agencies that help youth, a topic with which Comcast is more than familiar. It has a rich history of partnering with Big Brothers Big Sisters and other clubs for children, here and across the country.

Indeed, Comcast’s advocacy for youth is evident in a program begun a few years ago for children from low-income families. Internet Essentials offers inexpensive Internet service for qualifying families so that children who previously had no broadband access now are able to log in to homework sites, research and apply for colleges, and take advantage of all the other information and dollar savings that the ability to be online affords. Dr. Patrick Murphy, Arlington Public Schools Superintendent, recently discussed the impact of this specific program on the community.

Comcast is a significant contributor to Virginia’s economy with more than 2,000 employees and 150 offices and facilities. I was able to ascertain that the company invested more than $382 million in our state last year alone. Imagine the potential economic impact the proposed transaction could have in additional cities and states. Economic strength coupled with community investment would certainly be a benefit to any area.

Because of Comcast’s record in supporting businesses and communities, I encourage you to approve the proposed transaction.

Regards,

/s/ Kare Roche

Kate Roche
President & CEO

August 25, 2014

Chairman Tom Wheeler
Federal Communications Commission
445 12th Street, SW
Washington. DC 20554

FEE: MB Docket No, 14-57

Dear Chairman Wheeler:

As President and CEO of the DC Chamber of Commerce (“the Chamber”), I am writing to encourage the Federal Communications Commission (“the Commission”) to consider the manner in which approval of the Comcast and Time Warner Cable transaction (“the Transaction”) will spur the development and deployment of broadband Internet technology that will benefit business large and small throughout the District of Columbia, many of whom are members of the Chamber.

I understand that approval of the Transaction will support expansion of Comcast’s network to accommodate the data and video communications that are so important to growing our local technology economy. Since the bringing more jobs to the city is a priority for the Chamber, I am in favor of providing Comcast the flexibility it needs -- consistent with the public interest-to adjust with changing circumstances by proceeding with the Transaction.

Comcast has been a longtime and supportive Chamber member, and Donna Rattley Washington, Comcast’s Vice President of Government and Regulatory Affairs, is a member of our Board of Directors. Ms. Washington has supported the DC Chamber’s workforce development and education goals, many of which complement Comcast’s own initiatives.

The Chamber is concerned with issues that impact all of its members. Accordingly, I welcome the promise of an expanded commitment to net neutrality in new markets that will be served as a result of the proposed transaction. Also of interest is Comcast’s potential to further increase broadband speeds: It recently showed that it was capable of a 1 Terabit-per-second link (equivalent to more than 1,000 Gigabits) over more than 600 miles. The innovation that can be spurred by such enhanced Internet technology would benefit businesses across our city and the Nation.

Comcast products are in step with our members’ needs. Next month the Chamber will host a workshop that makes the case for embracing mobile communication. At the same time, Comcast is rolling out new options for accessing its TV and video content on mobile devices.

Three fourths of the businesses in our city are small businesses, and their owners represent our diverse culture. Comcast’s inclusive practices, when it comes to awarding supplier contracts to women and minority-owned businesses, is a model for other employers. As a military veteran, I encourage our members to tap the work ethic and wealth of experience that military veterans bring to private business. Comcast, too, has actively sought to add veterans to its workforce. and its efforts are bearing fruit, This year’s GI. Jobs and Military Spouse magazines named Comcast to their list of “100 Military Friendly Employees of 2014.”

I should also point out that Comcast has invested heavily in the District of to ensure our current infrastructure is ready for the future. I am told that the company has spent close to $340 million here on capital expenditures, taxes and fees, and employee and community investment. These investments will help to create more jobs in the Nation’s Capital.

The city as a whole benefits from Comcast’s business practices and numerous philanthropic programs such as Comcast Cares Day, professional mentoring, and scholarship grants, to name just a few. As we anticipate further innovation in broadband and video services, Comcast’s proposed transaction with Time Warner Cable promises to extend the company’s corporate/community partnership to new markets. I hope the Commission will consider these supporting factors as it decides whether to approve the Transaction.

Sincerely,

/s/ Harry Wingo

Harry Wingo
President & CEO
DC Chamber of Commerce

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler,

The Association of California Cities represents the interests of local governments providing public services to more than 3.25 million residents and businesses. On behalf of our Board of Directors and membership. I am writing to express our support of the proposed combination of Comcast Corporation and Time Warner Cable, which will strengthen the economy of the Orange County communities my organization represents, and improve the options available to our businesses for commercial Internet.

As part of this transaction, Comcast has pledged to invest hundreds of millions of dollars to improve service and reliability in former Time Warner Cable communities like Orange County. That has direct benefits - the jobs and economic development that flow from all such capital projects and substantial indirect benefits as well - improved broadband service spurs broader economic development. While I assume Time Warner Cable would also invest in our communities if it remained a freestanding company, a larger scale organization can more readily undertake such efforts.

The proposed transaction promises particular benefits for our businesses. Today, most businesses have few options for Internet service - generally you need to lease a pricey T 1 connection or live with residential quality service that gets bogged down as business ebbs and flows. Comcast has indicated that this transaction will allow it to offer significantly more affordable business packages - bringing new competition to this sector of the market.

Comcast and Time Warner Cable are both strong companies and good partners to the business Community and local cities in Orange County. I support their plans to combine to better serve our market.

Sincerely,

/s/ Lacy Kelly

Lacy Kelly
Chief Executive Officer
Association of California Cities

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street SW
Washington, D.C. 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

The Inland Empire Economic Partnership (IEEP) of California is excited by the prospect of Comcast serving the San Bernardino region and hopes that the Commission approves the proposed transaction between Comcast and Time Warner Cable.

Our mission is to help create the two-county region's voice for business and quality of life. Our membership, a collection of important organizations in the private and public sector, give the organization the knowledge and perspective needed to advocate and provide a vibrant business and living environment in our region. The addition of Comcast to our region would substantially increase the business and living environment of our citizens through access to both their "Comcast Business" services, including faster broadband and cutting edge technology, and broadband adoption programs, including Internet Essentials. Comcast's services would enable local businesses to thrive by increasing productivity and, therefore, their ability to be competitive within their industry while Comcast's broadband adoption programs would give citizens the opportunity to become digitally literate and more qualified when applying for jobs.

We also see the proposed merger as a way to grow the economy of our area by generating new jobs. The area this organization advocates for, San Bernardino and Riverside counties in Southern California’s Inland Empire, has endured the worst of the recession and has been slow to recover the loss of some 200,000 jobs over the last six years. This merger would create an unknown but significant number of jobs involved in the installation and upgrade of communications infrastructure.

We see the proposed transaction between Comcast and Time Warner Cable as a great opportunity for our region to increase economic development for both businesses struggling after the economic recession and citizens looking for employment. Thank you in advance for your time and consideration.

Sincerely,

/s/ Paul Granillo

Paul Granillo
President & CEO
Inland Empire Economic Partnership
1601 E. Third Street San Bernardino, Calif. 92408

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of the Hispanic Federation, I appreciate the opportunity to weigh in on the proposed Comcast-Time Warner Cable transaction. The Hispanic Federation (HF) is a network of Latino serving nonprofit agencies that serve the most vulnerable members of our community. We advocate nationally on vital issues including education, health, immigration, economic empowerment, civic engagement and the environment.

As a national advocacy organization, we have partnered with Comcast and the Comcast Foundation for many years to advance civic engagement and voter education in New York, mainly focusing on empowering low-income individuals in the Latino community. I deeply appreciate this partnership, in large part because Comcast and HF have developed a common understanding of some of the major challenges faced by the Latino community and ways we can work systemically to overcome them together.

Underlying these challenges are the fundamental issues of civic participation and also of education, which are intertwined, since low educational attainment can be a factor in decreased civic participation. Key to surmounting these challenges is educating the Latino community, and central to that is closing the digital divide and dramatically lowering barriers to entry so that millions of low-income children, youth and families who are shut out can gain access toast and affordable broadband connections.

The digital divide is a perennial issue for the city of New York. Given this, I welcome Comcast to use its resources and talents to uplift our community. If approved, I believe Comcast Internet Essentials, and other low-cost broadband products, can provide opportunities to close the digital divide and help New York families acquire 21st century skills - especially if these services expand access toast, reliable and affordable internet connectivity for the low-income individuals that we serve.

We at the Hispanic Federation are also excited about the possibilities for new investments in infrastructure for our communities. Comcast has pledged to invest hundreds of millions of dollars to continue to improve their networks and those acquired in the merger. As Comcast’s network reaches all communities, these investments could be the groundwork for economic development in heavily Hispanic sections of New York, if detailed milestones and oversight systems are made to ensure that these communities will truly benefit.

During the past 20 years, the Hispanic Federation has developed strategic partnerships with corporate and community foundations to deliver programs and services to New York City’s most vulnerable citizens. Hispanic Federation has a proven record with Comcast on important civic projects, and they have consistently and intently listened when we raised a concern about issues important to the Hispanic community. We urge the Commission to work with Comcast to ensure that this proposed transaction will serve the public interest by investing in our community and expanding access toast and affordable broadband connectivity for the vulnerable communities we care for and serve.

Sincerely,

/s/ Jose Calderon

Jose Calderon
President

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE MB Docket No. 14-57

Dear Chairman Wheeler:

As president of the Louisiana Association of Business and Industry, I represent over 2,500 business members around the state that are investing in their communities each and every day. Our members are proud to call Louisiana home and employ many of our citizens around the state.

As you may know, Louisiana is responding well to the impact of previous hurricanes and the impact of the national recession. We have seen the recent announcements of billions of dollars of new economic development projects in the state that will create over 250,000 new jobs over the next several years. We are a national leader in per capita income, as well as export and manufacturing growth.

Due to this growing demand and opportunity for our people, I write today to urge you to favorably review Comcast’s proposed transaction with Time Warner Cable. As we expand and diversify our economy, it helps to have a corporate partner like Comcast providing world-class broadband service, adding options to consumers and businesses and entertainment for children and adults from all ethnic backgrounds.

As a business leader I appreciate all the contributions that Comcast has made to the Louisiana economy and look forward to working with them in the future to build upon that partnership. I urge you to approve the transaction with Time Warner so that even more communities across the U.S. can benefit from Comcast’s presence in their market.

Sincerely,

/s/ Stephen Waguespack

Stephen Waguespack
President

August 25, 2014

Mr. Tom Wheeler
Chairman, Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

R: MB Docket No. 14-57

Dear Chairman Wheeler:

I write this letter on behalf of the Fort Worth Chamber of Commerce to express my support for the proposed transaction between Comcast and Time Warner Cable. The Fort Worth Chamber of Commerce represents 2,000 member  businesses, and works to promote the interests of its members by assuming a leadership role in making Fort Worth an excellent place in which to live, work and do business.

Currently, Fort Worth is located in a Charter service market, but were the transaction to be approved, Comcast would expand its network to Fort Worth, which could greatly benefit our member businesses and consumers.

Comcast has shown itself be a strong corporate partner in the areas of Texas where it currently offers service, and has shown commitment to supporting local employment. We are very pleased to have learned that Comcast employs 3,000 full-time workers in Texas, and in 2013 spent, over $23 million in total employee investment. This figure covers full health-care benefits. on-the-job training, payroll and payroll taxes, and tuition reimbursement for by employees. Comcast and NBCUniversal own and operate 121 total properties in Texas (including our very own hometown NBC station - KXAS) and generate an annual state and local tax income of nearly $151 million dollars. I believe that Fort Worth could certainly benefit from having such a strong economic partner in our community and local economy, and feel that the move would have a very positive impact.

Further, Comcast invests heavily in developing innovative and cutting-edge technology and services, which will add to the investment and improvements made by Charter to their Fort Worth Network. In today’s age, communication and information have become the vital resources that drive our increasingly information-based economy, and Comcast high-speed, expansive network and infrastructure allow for businesses to communicate and share information at high

Chairman Tom Wheeler
RE: MB Docket No. 14-57
August 25, 2014

levels of efficiency. Comcast has invested billions in its network and next-generation technologies, and the results speak for themselves; I understand that the company has boosted its broadband speeds 13 times in the last 12 years, doubled the capacity of its network every 18 months, and has deployed the industry’s fastest in-home Wi-Fi gateways to millions of consumers across the nation.

The businesses and consumers of Fort Worth would benefit from access to these top-of-the-line services, and by approving the proposed transaction, the FCC could allow Fort Worth to catch up to current Comcast markets.

Further, the approval of this transaction will increase competition and innovation throughout the telecommunications industry. By combining resources, Comcast and Time Warner Cable would be a stronger competitor for business and consumers of all sizes in Fort Worth. This stronger model will drive other companies to increase their investments in technology and innovation in order to remain competitive with Comcast, with the result being that our consumers and businesses will have the best services to choose from.

I hope that the FCC will realize the exciting potential that the Comcast-Time Warner Cable transaction offers, and approve this transaction so that our businesses can flourish.

Sincerely,

/s/ Bill Thornton

Bill Thornton
President & CEO
Fort Worth Chamber of Commerce

August 25, 2014

Federal Communications Commission
445 12th Street SW
Washington, DC 20554

Dear Sir/Madam,

The San Antonio Hispanic Chamber of Commerce is San Antonio’s leading resource and advocate for Hispanic businesses. As the organization’s President and CEO, I am responsible for ensuring that our business community works together to improve the economic outlook of our entire community. I encourage the Federal Communications Commission (FCC) to accept the proposed Time Warner Cable/Comcast transaction as I believe it will strengthen our region’s business and economic outlook.

One of our chief community education goals is to expose young Hispanic students to STEM (science, technology, engineering and mathematics) careers, an area where they have been traditionally underrepresented. STEM education is widely recognized as a key component for 21st century learning. As the world becomes increasingly all-digital and technologically competitive, our students need to be equipped with the skills and resources that will be considered valuable in the workplaces of the future.

Comcast has an impressive record of supporting student’s technology needs and has worked admirably to help close the digital divide that stifles opportunities. Its Internet Essentials program, which offers low-cost Internet access service and discounted computers to low-income families that have a child in the National School Lunch Program, provides opportunities for kids to get online at home and for adults to access information and search for jobs that they might otherwise not know about. Comcast has committed to extend Internet Essentials to areas now served by Time Warner Cable. This program, along with its Digital Connectors program, would assist in our efforts to promote STEM curriculum in local schools.

From a business perspective, Comcast’s services are an ideal asset for local companies of all sizes. Comcast provides businesses access to speeds of up to 10 Gbps, the fastest downstream broadband speeds, and multi-point connectivity. The flexibility and scalability of service offered is an added benefit for growing businesses. It should be noted that access to technology like this can spur job creation for businesses that know how to utilize it. That is a great opportunity for San Antonio’s growing Hispanic business base.

I encourage the FCC to vote in favor of this transaction so San Antonio can adopt a new partner in its pursuit of economic prosperity for all.

Ramiro A. Cavazos

/s/ Ramiro A. Cavazos

President & CEO
San Antonio Hispanic Chamber of Commerce

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

The mission of the Valley Industry & Commerce Association (VICA) is to enhance the economic vitality of the greater San Fernando Valley region by advocating for a better business climate and quality of life. Because we believe that the proposed merger of Comcast and Time Warner Cable will support our efforts, we write to urge you to take our perspective into account in your assessment of the transaction.

VICA believes that Comcast would help us accomplish our mission by bringing economic development to the greater San Fernando Valley region. Comcast has indicated that they will be investing hundreds of millions of dollars annually to upgrade Time Warner Cable areas to provide better service, faster broadband, cutting edge technology, and options for businesses. These investments will increase productivity and, therefore, competition within the region. When our businesses have the tools necessary to become more successful, there is potential for an increase in growth and jobs within the region.

We support the proposed transaction between Comcast and Time Warner Cable and look forward to the potential economic development, growth and jobs, and community investment that Comcast would bring to our region.

Sincerely,

/s/ Stuart Waldman

Stuart Waldman
President
Valley Industry & Commerce Association (VICA)

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I know what it takes to create lasting economic and social impacts and I understand the power of businesses that are dedicated to their communities. I serve as President and Chief Executive Officer of the Knoxvilie Area Urban League (“KAUL”), which promotes diversity and works to secure economic self-reliance, parity, power, and civil rights in the Knoxville area. Based on our organization’s longstanding relationship with Comcast, I believe that Comcast (also knows what it takes, and I am writing to encourage you to approve the proposed Comcast and Time Warner Cable transaction for that reason.

KAUL has been a consistently respected partner of Comcast. in each of the last 5 years. Comcast has supported KAUL’s chapter of the National Achievers Society, an honor society and leadership program that recognizes and motivates academically achieving high school juniors and seniors of color. In 2011, Comcast built KAUL’s computer lab and donated computers, enabling us to provide effective after-school, adult-literacy, and workforce-development programs.

Comcast has twice partnered with KAUL for its annual Comcast Cares Day, providing volunteers to improve our facility through extensive cleaning, painting, and planting, thereby improving our ability to provide services to the community. And Urban League Young Professionals have worked side-by-side with Comcast employees for several years as volunteers at other Comcast Cares Day events throughout the Knoxville area. As an annual participant in KAUL’s Shoes for School, an annual back-to-school event Comcast has helped to provide the basic necessities of new shoes and school supplies to hundreds of children in our area. Comcast has generously run numerous public service announcements on its system to assist KAUL’s outreach efforts in the community.

Comcast also has delivered on its belief in an inclusive and dynamic workforce by hiring minorities at all levels of its corporate structure, coupled with an emphasis on independent programming and multilingual resources. KAUL has been so impressed with Comcast’s commitment that, in 2009, it awarded Comcast its Equal Opportunity - Corporate Leadership Award, given annually to a company demonstrating high levels of diversity in its organization and support of KAUL’s mission.

It is my belief that the transaction with Time Warner Cable will only strengthen these policies and further economic opportunities for the citizens of Tennessee and throughout the country. I urge you to approve the Comcast and Time Warner Cable transaction, and allow Comcast’s profound level of engagement to continue.

Sincerely,

/s/ Phyllis Nichols

Phyllis Nichols
President and Chief Executive Officer
Knoxville Area Urban League

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re: MB Docket No. 14-57

Dear Chairman Wheeler:

The Overland Park Chamber of Commerce submits this letter to the FCC in support of the proposed Comcast and Time Warner Cable transaction.

Overland Park, Kansas is the second largest city in the state. Our city has increasingly built a reputation as one of the country’s most dynamic corporate centers. We currently support more than 3,800 companies, including the headquarters of some of the world’s leading corporations. For a city with a strong and growing business economy, we require the top technology tools to support our businesses and expanding residential communities. In an area currently served by Time Warner Cable, we are looking forward to the positive impact of Comcast’s service offerings.

As representatives of Overland Park’s business community, we work hard to find solutions that best serve our residents, member businesses and the future economic outlook of our community. We believe that the proposed TWC and Comcast transaction will have a positive economic effect on those residents and businesses and urge the FCC to swiftly approve this matter.

Sincerely,

/s/ Tracey L. Osborne
Tracey L. Osborne, CCE President

August 23, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pal
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No, 14-57

Dear Chairman and Commissioners:

As an introduction, I am Evelyn Smalls, President and Chief Executive Officer of United Bank of Philadelphia, the City’s only African-American owned and controlled commercial bank. It is with great pleasure that I write in support of Comcast’s application to acquire Time Warner Cable.

It is my understanding that the fundamental question before you is whether the proposal will benefit the public interest. Now, that is a subject I know well. The United Bank of Philadelphia is a community bank with a primary focus on underserved populations, and the only bank in our city certified by the U. S. Department of Treasury as a Community Development Financial Institution based on its track record of providing affordable products and services to the underserved. I know Comcast as an ethical, responsible corporate citizen of Philadelphia, and great partner to our local businesses, especially our poor and underserved communities.

Comcast has led the way ensuring that economic opportunity flows to all. United Bank, for example, has just closed its 10th consecutive one-year revolving credit arrangement with the company, a vital flow of business that we have been able to further syndicate out to 11 additional minority-owned banks around the country - enhancing their bottom lines and ensuring that community-based financial institutions thrive and anchor their communities. Comcast obviously has many choices for its commercial credit, and its decision to seek out local partners in this way speaks volumes about its commitment to sustainable relationships within local communities.

The company has also always gone above and beyond to ensure diversity in its hiring, contracting and business practices, as well as its programming and channel lineups. People of color account for 40% of the Comcast/NBCU workforce, including two African-American members of its Board. Comcast has spent over $4 billion with diverse contractors and suppliers in the last four years. Comcast has recently launched two African-American owned networks, Sean Combs’ Revolt TV to Magic Johnson’s ASPiRE, and carries best-in-the-business lineup of networks serving African-American audiences and communities, including The Africa Channel, UP TV, Centric, BET, and TV One. It’s no surprise the company was awarded the inaugural Greater Philadelphia Chamber of Commerce Diversity and Inclusion Award earlier this year.

Chairman and Commissioners
August 23, 2014

Comcast’s actions reflect a “money where your mouth is” commitment to Comcast’s home community that reveals the company’s true colors - honest, responsible, and committed to doing the right thing. In my opinion that profound civic spirit will ensure the proposed transaction with Time Warner Cable is carried out in an ethical, responsible manner that will benefit the public and the new communities in which Comcast will operate.

In closing, I support Comcast’s application to acquire Time Warner Cable and I thank you for considering my views.

Sincerely,

/s/ Evelyn F. Smalls

Evelyn F. Smalls

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW

Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

Big Brothers Big Sisters Southeastern PA writes to share our experiences working with Comcast in its hometown. We write this in hopes that our experiences working with Comcast will help the Federal Communications Commission choose to approve the merger between Comcast and Time Warner Cable.

Our organization helps children realize their potential and build their futures. We believe that if we nurture the children we will make stronger communities. For more than 100 years, Big Brothers Big Sisters Southeastern PA has operated under the belief that inherent in every child, is the ability to succeed and thrive in life. Our mission is to provide children facing adversity with strong and enduring, professionally supported one-to-one mentoring relationships that change their lives for the better, forever. Comcast has played a large role in the success of our mission, whether it is developing programs or volunteering their time.

Comcast’s Beyond School Walls program brings our children into Comcast’s offices and vice versa, providing opportunities for mentorship, guidance and career preparation. Our chapter – along with hundreds of others nationwide – has teamed up with Comcast to help promote the Internet Essentials program, encouraging both broadband adoption at home and digital skill building in our facilities. A mentor can show a young person the value of an education, but digital skills are the best way to make sure kids are able to make the most of that education.

We feel access to the internet is a modern day civil rights issue. Low income families, and in particular, children in low income families run the risk of falling further behind without a home broadband connection. The Internet Essentials program is by far the largest broadband adoption project in the United States, connecting over 350,000 low income households. In other words, roughly 1.4 million Americans now have access to the internet, who did not before the Internet Essentials program was launched.

We believe that Comcast will provide this kind of valuable community engagement wherever they provide service. We urge the Commission to approve this transaction so other communities can take advantage of Comcast’s commitments to diverse and low income communities.

Sincerely,

/s/ Marcus Allen

Marcus Allen
CEO, Big Brothers Big Sisters Southeastern PA
123 South Broad Street
Suite 2180
Philadelphia, PA 19109

August 21, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

We’ve chosen to work with Comcast in our locations throughout the Commonwealth on bridging the digital divide among families that are behind the curve financially. The digital divide is a problem throughout Massachusetts, impacting urban settings in the east as well as the more rural western towns. And though there is much more work to do together, we have made a significant dent in this challenge by working together to help more than 7,600 households get connecting in just three years. Comcast also reports signing up more homes every year of the program, showing that both the expanded eligibility and the ongoing efforts to improve awareness of the program and ease of enrollment are really making a difference.

The real-life impact of our work together on Internet Essentials is uplifting. Young people not only learn valuable skills like programming and how to conduct research for school assignments, but valuable lessons in online safety like identifying and reporting online bullying and being aware of privacy concerns on social media. And the best part is that the students then take these skills home and socialize them with family and friends, ensuring that the lessons reach a broader audience. Programs like this help to develop a well-educated online community, and I hope to see it impact even more families.

Our region is fortunate to have Comcast as a partner in promoting digital literacy as we work to give young people the tools necessary to excel at school and realize life-fulfilling opportunities. I believe that the addition of a corporate citizen of Comcast’s caliber in new markets would give organizations, including other chapters of the Boys & Girls Clubs, access to more tools as they work to help children and teens.

Sincerely,

/s/ Michael Goodwin

Michael Goodwin
Executive Director

August 21, 2014

RE: MB Docket No. 14-57

I write today from Veterans First Orange County, the only agency in Orange County, California that works exclusively to provide services to our county’s more than 2,500 homeless and at-risk veterans. Our 10 transitional housing facilities, staff, and the honorable veterans we serve can function at their best due to the generosity and support of corporate sponsors like Comcast. Upon approval of the proposed transaction before you, almost the entire Los Angeles area will be served be Comcast.

As President/CEO of Veterans First Orange County, I urge the Commission to approve the transaction so that existing partnerships like the one we have with Time Warner Cable can be extended, deepened, and continued. Time Warner Cable has been a consistent supporter of our Veterans First Orange County Annual Stand Down. The event is the local component of a national movement that features a weekend-long connection between community organizations and our veterans to effectively deliver food, medical services, legal services, housing, employment assistance and children’s services. The program serves over 42,000 of our nation’s veterans every year. 501(c) (3) organizations like ours need all the help they can get to offer exceptional, impactful programming. Time Warner Cable’s dedication helps us make our dream of caring for all needy veterans a reality.

It is important for you to understand our admiration of Time Warner Cable isn’t just because of the money it gives to support us. Time Warner Cable makes a true effort to build real relationships with our veterans. The company provided a job fair booth and enabled its employees to volunteer for the event. When paired with partnerships like Comcast’s “Hiring Our Heroes” program, our organization can transform the lives of our servicemen and women. The company recently announced that it had tripled its original goal of hiring 1,000 veterans by hiring 3,000 veterans in the first two years of the program.

I hope that others here in California and around the country can benefit from the same type of transformative partnerships that we’ve seen among our veterans here in Orange County. I urge your approval of this transaction, as it will help organizations like ours - and many lucky others - continue to empower all of our citizens, especially those who have served in our nation’s armed forces.

Sincerely,

/s/ Deanne Tate

Deanne Tate
President/CEO

Providing Services to Veterans Since 1971

August 25, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

My name is Matt Morton (Squaxin Island Tribe), and I serve as the Executive Director of the Native American Youth and Family Center (NAYA), which serves self-identified Native American youth and families in Portland, Oregon and the surrounding area.

NAYA is grateful to receive the support of Comcast, which aids our work in a number of capacities. On behalf of our constituents, I am pleased to support its proposed transaction with Time Warner Cable. Last November, for example, at our annual Gala, NAYA unveiled a new public service announcement created through our partnership with Comcast. The company was designated as our “Potlatch” event sponsor, which translates as “to give,” because through their support, we raise our profile in the larger community. Comcast has gone above and beyond to produce a PSA that helps our faces, stories, and traditions become more familiar across the Portland area.

We have also received generous support from Comcast and have partnered with the company on “Comcast Cares Day,” the single largest day of corporate volunteerism in the nation. In addition to Comcast’s work in Oregon, it supports Native American-focused organizations nationwide, including the American Indian College Fund, and is particularly attuned to the importance of preparing our young people for 21st century education and career opportunities.

Internet Essentials, Comcast’s national effort to provide broadband services to low-income children and families, has impacted more than 1.4 million Americans. Households with at least one child who participates in the National School Lunch Program are likely eligible to apply for the affordable service.

I understand that here in Portland, nearly 3,000 new families took advantage of Internet Essentials last year—an outcome that is set to rise, due to enhanced incentives. Until mid-September, Comcast is offering six months of free broadband for newly enrolled participants, and will offer some debt forgiveness for eligible families who may have outstanding balances. Both of these measures are significantly reducing one of the principle barriers to access: cost.

The NAYA Family Center support the efforts that Comcast is making to improve the lives of Native Americans, and other underserved communities, by connecting them to the tools and resources that are shaping the future.

Because of their broad investments to preserve the culture and health of Native American communities, I encourage you to approve Comcast's proposed transaction with Time Warner Cable.

Respectfully,

/s/ Matt Morton

Matt Morton
Executive Director

August 25, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commoner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
145 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

I am contacting you today to support the Comcast-Time Warner transaction. Self-Help for the Elderly is a community-based organization that Was founded in 1966 to provide hot meals and social services to the residents of San Francisco’s Chinatown in California. Since our inception, we have grown immensely, now offering educational programs, social activities and home aid services. We currently serve over 35,000 seniors each year in the San Francisco, San Mateo, Santa Clara and Alameda counties.

Our organization has been able to thrive through Comcast’s help and we know the impact the company has had through their investment in our API community. We have seen the youth of our community participate in the Self-Help for the Elderly Comcast Digital Connectors program to acquire digital skill sets which they in turn teach seniors. We also value Comcast’s dedication to making broadband available to all Americans. As a result of this investment in broadband we have now created technology centers to help elderly adapt to new technologies. We have seen the tremendous impact Internet Essentials has made in our community. Families and their children are now connected to all the internet offers, because of Internet Essentials through Comcast.

Comcast enables Self-Help for the Elderly to reach out to even more constituents. We have been featured on Comcast Newsmakers and truly feel that this exposure gives us an opportunity to broaden our organization.

We know that Comcast understands the Asian community and we appreciate their continued support.

Sincerely,

/s/ Annie Chung

Anni Chung
President/CEO

25 August 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington. DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

Refugee & Immigrant Center at the Asian Association of Utah works with refugees and immigrants from around to world as they work to become more self-sufficient in their daily lives in the U.S. We serve over 2,000 immigrants and community members each year. Comcast has been a genuine partner in our work, both as a grantor and as a training partner as we attempt to provide the refugee and immigrant population with the language. literacy and technological skills necessary to adapt to a new life in the U.S.

I understand the Commission is tasked with determining whether or not the proposed transaction between Comcast and Time Warner Cable is allowed to move forward. I can say that in our agency’s experience, Comcast is a strong leader in our community, dedicated to advancing the interests of people truly in need. Comcast staff engage with our staff clients and the larger community for service days. opening doors to education, and supporting much-needed youth leadership programs. If the company’s reach is expanded to the Pacific Northwest, I feel confident they will continue to positively impact the communities they operate in.

Sincerely,

/s/ Lina Smith

Lina Smith
Director of Refugee Services

Tom Wheeler
Chairman
Federal Communications
Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

The Wall Las Memorias Project was founded in 1993 to address HIV/AIDS in Los Angeles with a primary emphasis in both the English and the Spanish LGBTQ and Latino communities. The organization constructed the first and only publicly funded AIDS monuments in the nation as a tool to address the stigma and denial tied to HIV/AIDS.

Working in an area currently served by Time Warner cable and broadband, we look forward to the expansion of cable and broadband service to the underserved population in our community. That is why we strongly urge your approval of the proposed Time Warner-Comcast transaction. This transaction will extend and expand Comcast’s long standing service and commitments to the diverse communities of Southern California and along the way, create jobs and opportunities for our constituents.

Comcast has a history of inclusiveness in both their internal and external affairs. We understand that the company has been repeatedly rated one of the best workplaces for women and minorities. We’re excited by Comcast’s continued promotion of minority business leaders and believe that this transaction will benefit our community greatly.

Comcast’s most popular broadband speed is 25 Mbps, about 10 Mbps faster than the comparable Time Warner tier. The company’s cable system boasts the largest offering of Spanish-language networks in the country. This is important for our people. I know for a fact as a founder of a small non-profit organization that this will improve our delivery of services for our clients and community.

In addition, the company is expanding broadband access for the most underserved Americans. We have been impressed by the spread of the Internet Essentials program in Latino communities across the country, including Miami and Chicago. The program connects low-income families to discounted home Internet service and computer equipment. But it’s about more than technology. The program has already connected over 1 million Americans to a wide range of educational and employment opportunities across the globe. Citizens here in Los Angeles, as well as in New York and Dallas, are yet to receive those same opportunities. Your approval will open doors for eligible low-income families in our area.

The LGBT, Latino and underserved communities will have much to gain from this transaction. We urge your speedy approval to help organizations like ours build a brighter future for all Americans.

We hope that you will support this transaction. If you have any questions or need additional information please feel free to contact me at (323)257-1056 ext. 27.

Thank you for taking the time to read this communication and I look forward to hearing from you soon.

Sincerely,

/s/ Richard L. Zaldivar

Richard L. Zaldivar,
Executive Director/Founder

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of Boys & Girls Clubs of America (BGCA), I write to you today to discuss our views on the proposed union of Comcast and Time Warner Cable. BGCA has had the opportunity to work alongside Comcast in hundreds of communities across the country, where they have demonstrated a genuine commitment to community development that will no doubt benefit markets currently served by Time Warner Cable.

BGCA’s 4,000 Clubs serve nearly 4 million young people through membership and community outreach, with proven youth development programs that emphasize academic success, good character and citizenship, and healthy lifestyles. In the communities we serve together, Comcast has been an ideal partner.

We are currently working together to bring low-cost broadband to low-income families through Comcast’s Internet Essentials program, with which the Commission is familiar. While some may think the term “Digital Divide” is passé in 2014, it’s a reality to those 30 percent of U.S. households that do not subscribe to broadband. BGCA sees it as more than just a divide; in fact, it represents an inequality. Digital literacy is a prerequisite for professional and academic success today, and those with limited access will ultimately have less confidence mastering the various technologies and skills needed to thrive in the 21st century. So we’re delighted to marry our afterschool technology literacy programs with Comcast’s online skills training programs, and encourage our Club members to participate in Internet Essentials to ensure that the knowledge they develop in the Clubs transfers to the home.

Data on Internet Essentials suggests that 59% of participating families believe Internet access helped at least one person in their household to find a job - a reminder that Comcast’s program is stimulating economic growth in its communities. Programs like Internet Essentials and the company’s numerous internship and mentorship programs demonstrate that Comcast recognizes its ability to help develop both the current and next generation of American professionals. It’s a passion that BGCA appreciates as we actively engage in professional development and mentoring programs like CareerLaunch and Diplomas To Degrees.

Boys & Girls Clubs of America
Letter RE: MB Docket No. 14-57
August 25, 2014 / Page 2

Another way that Comcast demonstrates its commitment to local communities is their longstanding support for our local Clubs in the markets where the company operates. Each year during Comcast Cares Day, their annual companywide day of service, Comcast employees contribute thousands of hours to their local communities. This year, more than 80,000 volunteers painted, gardened, and refurbished facilities at more than 800 project sites. More than 11,000 of those volunteers worked in partnership with 82 Boys & Girls Clubs in 23 states.

Comcast is also BGCA’s single largest media partner, donating millions of dollars in exposure annually for our public service ads, which constitute a critical communication stream to potential donors and volunteers. Over the years the company has also provided computer equipment, online access, tech support and staff training to hundreds of Boys & Girls Club facilities across the nation.

For these reasons, I believe that Time Warner Cable communities stand to benefit from the potential entry of Comcast. I hope that the Commission finds this information useful and urge the agency to approve this transaction. Please let me know if we can provide any further information on the beneficial partnership between Comcast and BGCA.

Sincerely,

/s/ James L. Clark

James L. Clark
President & CEO
Boys & Girls Clubs of America

August 13, 2014

The Honorable Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington DC 20554

RE: MB Docket 14-57

Dear Chairman Wheeler:

On behalf of the leadership of Goodcity Chicago, we are writing to you in support of the Comcast TimeWarner Cable merger.

Goodcity has enjoyed a strong partnership with Comcast here in the City of Chicago and their support has been tremendous for the encouragement of social entrepreneurship and philanthropy here in the City of Chicago. For 30 years, Goodcity has existed to begin social enterprises (nonprofits and for profits address a particular issue of importance in a community), build the capacity of these social enterprises, and connect them together to create effective public/private models locally and nationally.

Comcast Corporation has been a strategic partner in helping us foster the environment to create sustainable and successful enterprises in our city. With their support, we have been successful in helping to launch and pilot the following initiatives:

•	Goodcity has worked to help start over 300 nonprofit organizations and business enterprises working to address a social need in an under resourced community in Chicago.

•
Every year, Goodcity works with government agencies and corporate partners like Comcast to help social enterprises grow in their capacity. We help them think through their funding model, their communications and marketing model, their strategic planning, and the development of their leadership team.

•
In 2013, with the partnership of Comcast and Everyblock, Goodcity worked with other state and local officials to launch GoodWorkChicago - a three day gathering in Chicago bringing together government leaders, corporate leaders, nonprofit leaders, and business leaders to find innovative ways to address issue of importance in our city.

These are just some of the ways Comcast has partnered with us and so many organizations all over our city. We are so thankful for their partnership and ongoing support. On behalf of the 300 organizations we have helped start, the 75 organizations and social entrepreneurs who serve as partners, our staff, and our board of directors, we believe the merger between Comcast and Time Warner is a good thing for our communities, our city, and our country.
Thank you.

Sincerely,

/s/ Jimmy D. Lee

Jimmy D. Lee
President
Goodcity Chicago

August 25, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re: MB Docket No. 14-57

Dear Chairman Wheeler:

I write to you today to voice my support for the proposed transaction between Comcast it and Time Warner Cable. In my time as Executive Director of the Westfield, Massachusetts’ Boys & Girls Club, I’ve gotten to personally experience Comcast’s fantastic commitment to supporting educational opportunities and promoting digital literacy for our children.

The Westfield Boys & Girls Club, which serves over 1,800 youths, has benefitted tremendously from Comcast’s generous and involved support. The company funded our Digital Arts Project, which develops youth members’ technical skills, creativity and critical thinking with projects in web design, photo editing, and digital movie making. By cultivating these creative outlets, we help provide our participants with the opportunity to develop employable skills in this career-field, while simultaneously helping improve their digital literacy. Comcast has also sponsored our Club’s Youth of the Year awards dinner, which honors local youth for character and leadership skills.

Comcast has also provided its Newsmakers program as a platform for the Club to promote our message and explain some of our programs, attracting families in our area to come and experience the beneficial programs we offer. These services, which are only a few among several that Comcast provides for our community, recently earned Comcast our prestigious Helping Hand award. This award honors Comcast for the valuable and positive impact they have had on not only our Club, but the community as a whole.

We are lucky here in Westfield to receive the support we have from Comcast, but I know that the company is dedicated to Boys & Girls Clubs in other areas in the country as well. Since 2010, Comcast has teamed up with Boys and Girls Clubs across America to promote digital literacy and bridge the digital divide. Comcast has sponsored Club Tech, our Club’s national digital literacy initiative dedicated to providing youth with the computer skills necessary for success in the 21st Century. Through this support we have been able to expand and in 2014 we announced the launch of a new technology initiative called My.Future. This new program will help kids develop the skills necessary to succeed as students as well as community leaders and role models.

Comcast’s partnership with the Boys and Girls Club programs and initiatives is intertwined with the company’s own efforts to eradicate the digital divide, seen especially in the Internet Essentials Program. Internet Essentials offers affordable Internet, affordable computers and free digital literacy training classes for low-income families that have at least one child eligible to enroll in the National School Lunch program. At the Boys and Girls Club we have been strong advocates for the program and have let the parents of our participants know when they may qualify. As word continues to spread, Internet Essentials has experienced growth and success. In Massachusetts, I recently read that the number of connected families rose from 1,000 in year one (2011) to 7,000 by the end of 2013.

It is clear that Comcast has left a lasting, positive impression on not only our Boys and Girls Club, but Massachusetts as a whole. By approving the transaction with Time Warner Cable, you’d allow Comcast to advance the Boys and Girls Club mission and bring Internet Essentials, and its various other outreach programs, to millions of additional families.

Sincerely,

/s/ William R. Parks

William R. Parks
Executive Director

168 7th Street, Suite 3A Brooklyn, New York 11215 718 360 1707 www.oats.org

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

August 25, 2014

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of Older Adults Technology Services (OATS), I write to express support for the proposed merger of Time Warner Cable and Comcast (the “Comcast/Time Warner/Charter Cable Transactions.”)

OATS is a leading national organization focused on connecting older adults with technology. Founded in Brooklyn and currently based in Manhattan, OATS uses technology to empower seniors across New York in their pursuit of longer, more enriching, more independent, and more connected lives. Over the past ten years, OATS has innovated the country’s most successful technology training and support program, helping over 20,000 older adults in New York and elsewhere to get online and improve their health, financial security, and social engagement. OATS has developed the country’s most extensive curriculum serving older technology learners, with a repertoire of in-depth courses on computer and tablet basics, email, accessing health information, online job search, internet safety, and dozens of other related topics. The OATS training model has been independently validated by the New York Academy of Medicine, which found that over 90 percent of participants continued using the technology on a daily basis six months after the program, with strong positive outcomes for increased social engagement, better access to health information, and higher levels of community participation.

In light of its track record and continued focus on using technology to connect seniors to vital new services – continuing education, real-time telemedicine, critical government programs, etc. – OATS has an active interest in any effort that might impact its work, and the work of others throughout New York State and the other states in which we provide services, to close stubborn digital divides and bring more people, including senior citizens, online. For these reasons, OATS finds many reasons to be supportive of the Comcast/Time Warner transaction. OATS has strong working relationships with both entities and is confident that the newly merged entity will bolster New York’s rapidly emerging broadband ecosystem in a manner that is both inclusive and innovative.

OATS has had the opportunity to work with Comcast on a number of programs aimed at connecting low-income seniors. In particular, OATS and Comcast collaborated on a pilot program in Washington, D.C. that brought OATS’s unique curriculum and outreach techniques to some of the District’s poorest neighborhoods. This program has succeeded in improving broadband connectivity in this vastly under-adopting community, which in turn has helped to curb loneliness and isolation in program participants.

Such an “on the ground” approach to broadband adoption and digital literacy is essential and has proven to work not only among seniors, but among all non-adopters. Indeed, a growing amount of research and data, including some stemming from observing and tracking various OATS programs, confirms that community-based broadband outreach and training programs succeed where many others fail – that is, in encouraging broadband connectivity and empowering new users with the skills needed to put their connections to meaningful, impactful uses. For these many reasons, OATS is excited about the possibility of having Comcast bring its Internet Essentials program to New York in an effort to accelerate broadband adoption in low-income communities. OATS also looks forward to the opportunity to partner with Comcast on an array of similar programs in New York City and across the state, all in an effort to ensure that every resident – regardless of age, race, income level, and geographic location – has equal opportunity to benefit from the transformative power of broadband.

In sum, OATS urges the FCC to approve this transaction. Doing so will inject much-needed momentum into solving core demand-side issues that remain throughout the New York region.

Sincerely,

/s/ Thomas Kamber, Ph.D.

Thomas Kamber, Ph.D.
Founder & Executive Director

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I write this letter in support of Comcast as an outstanding community partner with Middlesex United Way. It is clear that the culture of the company is to provide outstanding service to its customers and outstanding support to strengthen people and communities.

As the Executive Director of the Middlesex United Way in Middletown, Connecticut, I encourage the FCC to approve the proposed Time Warner Cable/Comcast transaction. Our foremost goal is to strengthen the lives of the people in our community. The United Way believes that everyone should have the opportunity for a good life and that the building blocks to get there are education, income, health and housing. Youth and adult education programs are critical to our ability to achieve our local goals. In order to have a successful life, you need a quality education which leads to a stable job and an income to support a family, both now and into retirement age. Comcast has revolutionized United Way’s technology and broadband access programs, helping us to develop new, innovative ways to advance our education program design. More United Way programs across the country could stand to benefit from these resources, which would be made possible if the FCC approves the proposed Time Warner Cable/Comcast transaction.

Three years ago, Comcast developed a program to help low-income community groups like ours work to cross the digital divide. This program, Internet Essentials, has become one of the most successful public/private partnerships in Connecticut, thanks to Comcast. Here in Middlesex, any family whose child is eligible for the National School Lunch Program is welcome to participate, with no cap on enrollment. These families can receive high-quality home Internet service for $9.95/month with the option of purchasing a computer for $149.99. Having Internet in the home is extremely beneficial for local students and can open their eyes to new ideas and new worlds yet to be explored.

Comcast also is committed to engaging the community through digital training workshops and centers. In schools and libraries all over Connecticut, Comcast maintains centers for residents to pick up computer and Internet skills. Their Digital Connectors program equips school computer labs and offers coursework to help students pick up basic digital literacy skills. Early childhood education using the latest technology tools available will not only help students engage their creativity, but also will give them the best chance for a brighter economic future.

Along with Middlesex United Way Comcast recognizes that children’s early years will impact their ability to think critically, which will impact their readiness for school and ultimately their success in life. In 2013, as part of Comcast Cares Day, Comcast and United Way partnered to build our first “Born Learning Trail” at the MacDonough Elementary School in Middletown. This trail gives children a chance to experience outdoor learning that would otherwise be inaccessible to them, thus furthering our goal of improving the education of the children in our community. The trail offers a variety of activities that help to lay the foundation for developing problem solving, critical thinking, leadership and team building by encouraging children to talk, listen, read, think, imagine and create.

Comcast truly believes in powering dreams in the communities that they serve. Through its many contributions, Comcast has shown leadership and dedication to the families of Middlesex. I urge you to allow other communities to benefit from the dedication of Comcast by approving the proposed transaction.

/s/ Kevin Wilhelm

Kevin Wilhelm
Executive Director

August 25, 2014

Mr. Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am reaching out to the Commission on behalf of the Urban League of Greater Atlanta, an organization dedicated to fostering economic empowerment in order to elevate the standard of living in historically underserved urban communities, to express our support for the proposed transaction between Comcast and Time Warner Cable.

Our work with Comcast on broadband adoption, including Internet Essentials, has shown us how strongly the company values diversity and inclusion within the communities they serve. We have partnered with Comcast as both an Internet Essentials training partner and a job-training partner, both of which are crucial to empowering youth, adults and families to become proficient in the use of digital technology, gain access to the internet at affordable rates for education and job search purposes and secure the technology skills required to obtain and sustain long term employment. Digital literacy skills empower our communities to become self-sufficient and have the tools necessary to move up the economic ladder and give back to their communities. Our continued and long standing partnership with Comcast has enabled us to be even more successful in helping our clients to achieve their highest human potential and secure economic self-reliance, parity, power and civil rights.

Our goal is for our continued partnership with Comcast to play an important role in helping our region’s citizens close the “digital divide.” The Internet Essentials program is narrowing that divide nationwide. More than 350,000 lower-income families have subscribed to the initiative’s affordable home Net connection and low-cost hardware. We are hopeful that many more young people and families throughout the country can connect to a more prosperous future via Essentials with the continued and expanded support of Comcast for the program. Youth and their parents can take advantage of educational and professional offerings to achieve at all levels and affordable access to the internet is “essential” to their future.

Through its supplier and internal diversity programs, Comcast’s corporate culture encourages job creation and corporate advancement that capitalizes on the diverse business community and talent of the communities Comcast serves. We’ve learned about the company’s commitment to inclusion, both internally and externally. The company spent more than $1 billion with diverse top-tier suppliers in 2013 alone. A quarter of Comcast’s upper-level employees are people of color and we encourage Comcast to continue its commitment and expansion of executive and middle management level opportunities for talented and qualified African Americans and other people of color as a competitive strategy that benefits all. That level of business leadership ensures broad representation at all levels of the company’s affairs; we understand that minorities form approximately 2/5 of the total employee base.

Having the opportunity to work and partner with committed corporate citizens is the foundation for success in our organization. The proposed transaction will give Comcast the capacity to expand its existing partnerships and afford more organizations the opportunity to partner and benefit from the community investment Comcast brings to their markets. For these reasons, we urge you to grant approval for the proposed merger from a community perspective as it will enable Comcast to fulfil and exceed its commitments to empower communities through the resources that this merger will provide.

Thank you for the opportunity to share our long standing partnership with Comcast and we look forward to taking our partnership to the next level of impact.

Sincerely,

/s/ Nancy Flake Johnson

Nancy Flake Johnson
President and CEO

August 21, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

As Founder of Project Graduation in Oro Valley, AZ I firmly believe in the importance of raising awareness and spreading information about the dangers of alcohol and drug use by our underage youth. Project Graduation is a program offered by many high schools throughout the United States that provides adult-supervised alcohol and drug free activities as an alternative to student-held post-graduation parties. The primary aim of Project Graduation is to reduce youth involved alcohol and drug-related incidents on graduation night, and to raise awareness of the dangers of drinking, drug use, and driving under the influence.

For the past 11 years, Comcast has partnered with Project Graduation, protecting the lives of nearly 11,000 high school graduates in the Amphitheater School District in Arizona.

I fully support the transaction between Comcast and Time Warner Cable, because it would expand the scope of an important community partner.

We believe in providing students and their families with as many resources as possible to be successful, and Comcast has been an important and critical partner in making that happen. Students are a key part of our community, as they are in every community, and the services provided by Comcast allow students the opportunity to reach their full potential and avoid the perils of drugs and alcohol.

A company that invests in the people that it serves should not be denied the opportunity to make an even greater impact. Comcast is such a company. I hope the FCC approves the Comcast and Time Warner Cable transaction for this simple reason.

Thank you for your consideration.

Mary Snider
Founder and Collaborator
Project Graduation, Amphitheater School District

11475 N. Mountain Breeze Drive
Oro Valley, AZ 85737
mary.a.snider@live.com

August 25, 2014

In 1989 my life changed forever when I was blessed with the privilege of founding one of the most successful and inclusive organizations that support people with intellectual and developmental disabilities. Best Buddies International is my life’s work, and I am proud to say that we currently are operating over 1,700 chapters in all 50 states and 50 countries around the world. Each and every day, these chapters pair people without disabilities with people with a disability to develop lifelong friendships, foster leadership skills and explore employment opportunities. It is with humility in my heart that I tell you that our volunteers contribute what equates to more than $168 million in services each year.

I have been raised in a family committed to serving all people. As the leader of a major nonprofit organization that serves an underserved population, I am thrilled to say that Comcast Corporation is one of the organizations that generously have supported us. When I learned of the proposed Comcast Corporation and Time Warner Cable transaction, I was excited about how many of our chapters as well as other individuals (with and without disabilities) could gain access to Comcast’s civic commitment just as we have here in Miami, if the transaction is approved.

Comcast has partnered with Best Buddies in several ways. The company supports a program that matches buddy participants with mentors through a digital inclusion effort called “e-buddies.” This program allows participants to build safe friendships over the Internet while simultaneously developing their computer skills. It’s a great and important service we can provide. Comcast also included Best Buddies as part of Comcast Cares Day in 2013, an incredibly rewarding experience. What is most exciting is that both our volunteers and participants got to work alongside Comcast employees to clean Artman Park and Palm Lakes Elementary School in Hialeah, FL. Our Best Buddies participants truly enjoyed having the opportunity to educate the community about their abilities and work alongside their volunteer partners to better their neighborhood.

Best Buddies and Comcast also share a similar mission in providing employment training and opportunities for those with disabilities. The unemployment rate for people with disabilities is 10 times higher than the national average. As an organization that supports this population, we firmly believe that it is our duty to help our participants get and keep jobs. Consistent with the higher level of unemployment amongst those with disabilities, many of our participants similarly do not have access to the Internet. Again, Comcast has been present and aware of this need, not only for people with disabilities, but also for lower-income families as a whole.

It is companies like Comcast that make the work of a nonprofit organization like Best Buddies possible. I am fortunate to have developed such a wonderful partnership with such a civic-minded corporation. It is my hope that the Comcast and Time Warner Cable transaction occurs so that Comcast can continue its civic engagement in more communities across the U.S.

Sincerely

/s/ Anthony Kennedy Shriver
Anthony Kennedy Shriver

August 25, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

On behalf of the National Urban League, I respectfully submit these comments with regard to the proposed transaction between Comcast and Time Warner Cable. On the basis of our experience and partnership with Comcast and its commitment to diversity, we support this proposed merger.

Four years ago, the National Urban League, NAACP and National Action Network announced a historic Memorandum of Understanding (MOU) with Comcast and NBCUniversal to expand diversity initiatives across the spectrum of areas including programming, procurement, investment and employment. This agreement represented a positive step towards the principles of diversity, inclusion and economic opportunity.

Following its acquisition of NBCUniversal and pursuant to the MOU, Comcast formed a Joint Diversity Advisory Council (JDC) composed of external leaders representing the diversity of our nation to assess and inform diversity and inclusion initiatives. As co-chair of the JDC, I can attest that Comcast’s senior executive leadership has been fully engaged in our discussions and have worked to embed diversity and inclusion in the company’s operating principles.

In making the seminal decision to take the actions required to be a leader on diversity, Comcast has engaged in a transparent process to measure its progress through rigorous benchmarking and reporting mechanisms. I applaud Comcast

NBCUniversal for its work thus far to build a first-class American enterprise whose executives, employees, suppliers and practices mirror our country’s 21st century diversity.

While there is still work to do, the company has made measurable progress. Following is a brief summary of significant benchmarks yielded as a result of our MOU with Comcast:

•	The company added another African American to its Board of Directors, which created a board that is now one-third diverse.

•	In 2013, more than 40 percent of all full-time U.S. employees at Comcast and NBCUniversal were people of color, with African Americans comprising 21 percent.

•	People of color accounted for 40 percent of net hires and promotions into executive positions.

•	As a result of participating in more than 200 supplier diversity outreach events across the U.S. over the past three years, Comcast has registered more than 3,500 diverse suppliers.

•	$768 million was spent on minority-owned business enterprise partners serving as prime suppliers in 2013, an 86 percent increase since the year before the NBCUniversal transaction.

•	In 2011, Comcast established a $20 million venture capital “Catalyst Fund” for investments led by diverse entrepreneurs.

•	Since the MOU, Comcast has launched two new independent networks – REVOLT TV and ASPiRE – with several more in development that deliver programming of interest to African American audiences.

In addition to expanding the diversity of its workforce at all levels and engaging a significantly more diverse supplier base, Comcast has continued to be a leader in its partnerships with civil rights organizations. The National Urban League and many of our 93 affiliates in more than 300 communities across the country have worked hand-in-hand with Comcast to promote broadband adoption and advance policies that will deliver jobs, economic empowerment and social justice to African Americans and other communities of color nationwide.

Currently, Comcast has agreed to apply the MOU and its provisions to the proposed merger with Time Warner Cable. With the advice of the JDC, Comcast will formulate a new master strategic plan that will establish the vision and best-in-class goals for the proposed new company’s diversity program.

Beyond simply expanding current diversity practices to new markets, Comcast has cultivated a culture that will allow the application of the most effective approaches to diversity. Throughout this process, we will continue our conversations with Comcast to ensure that the company’s corporate diversity practices continue to reflect and respect the multiculturalism of its employees, customer base and our nation.

We urge the Commission to strongly consider the issues of diversity, inclusion and economic opportunity in its public interest review and look forward to the successful approval of this proposed transaction.

Sincerely,

/s/ Marc H. Morial
Marc H. Morial
President & CEO
National Urban League

Dear members of the Federal Communications Commission:

I am pleased to personally offer these comments on the proposed transaction between Comcast and Time Warner Cable (TWC). Although I am a member of the Board of Directors of the Japanese American Citizens league (JACL), the oldest and largest Asian American civil rights organization in the United States, these comments are my personal comments and not those of JACL. With members in 103 chapters in 26 states, JACL is a national organization whose ongoing mission is to secure and maintain the civil rights of Japanese Americans and all others who are victimized by injustice and bigotry. The leaders and members of the JACL also work to promote cultural, educational and social values and preserve the heritage and legacy of the Japanese American community. In the past, JACL has partnered with Comcast to promote diversity and inclusion both in the classroom and the workplace.

JACL has worked with Comcast in the past to promote its broadband adoption program, Internet Essentials, and to make sure that Asian American immigrants and others are aware of the great opportunities available to them through Comcast. Internet Essentials has broken down major barriers for minority communities, including the Asian American community, and has helped pave the way toward equality in both the classroom and the office. For many immigrants, becoming digitally literate is the only way to find employment and become self-sufficient.

I am confident that JACL would be supportive of the expansion of Internet Essentials into TWC markets to help bridge the digital divide for low-income Asian Pacific Islander American (APIA) families with children that qualify for reduced or free lunch.

I am aware that Comcast has also taken important steps to increase diversity and inclusion for Asian Americans and others in the television and film industry. The Memorandum of Understanding that Comcast and NBCUniversal signed in 2010 opened the door of access to media participation for Asian Americans. It has increased the inclusion of Asian Americans in media and within both corporations in five key areas: corporate governance, employment/workforce recruitment & retention, procurement, programming, and philanthropy and community investments. Comcast/NBCU launched an online news specifically delivering news and comment from an Asian Pacific Islander American perspective.

Clearly, JACL would likely support similar efforts in TWC markets to create a diverse program platform that includes Asian Americans and APIA content in the industry.

I am also aware that Comcast launched a $20 million Catalyst Fund designed to create opportunities for minority entrepreneurs through seed funding and start-up training programs and increased its business with APIA-owned businesses by 114% from 2010 to 2013. Currently I am told that 8% of the directors and above are APIA and 5% of the VPS and above are APIA.

It follows that JACL would support the growth of AAPI suppliers and APIA businesses as well as the placement of APIA management in TWC markets.

Thank you for this opportunity to offer preliminary comments on the proposed transaction.

Sincerely,

Chip Larouche
Vice President
Planning and Development
JACL

August 25, 2014

Ms. Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street SW Washington, DC 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch,

We are writing you on behalf of the United States Hispanic Chamber of Commerce (USHCC), the nation’s largest Hispanic business association, to express our support for the proposed transaction between Comcast and Time Warner Cable. The USHCC actively promotes the economic growth and development of Hispanic entrepreneurs and represents the interests of 3.2 million Hispanic-owned businesses across the United States that together contribute in excess of $468 billion to the American economy every year. We also serve as the umbrella organization for more than 200 local chambers of commerce and business associations in the United States and Puerto Rico.

Historically, Comcast has demonstrated a strong sense of corporate social responsibility and leadership in promoting diversity and fostering the development of minority-owned businesses. After the successful transaction with NBCUniversal in 2011, Comcast increased its minority representation by 32% among higher-level positions at the company. One of the ways that Comcast was able to keep its commitment to diversity was by implementing a new method for recruitment as well as leadership training programs aimed at cultivating a robust talent pipeline.

Comcast has also established a best-in-class supplier diversity program to create sustainable relationships and economic opportunities for diverse suppliers, including members of the USHCC. Their efforts have been recognized throughout the industry by publications like Hispanic Network Magazine, which conferred Comcast its highest rating in “Top Diversity Employers” and “Top Supplier Diversity Programs.” Comcast also received a score of 85 on the Hispanic Association of Corporate Responsibility’s 2013 Corporate Inclusion Index.

We believe Comcast has fulfilled – and in many cases exceeded – its commitments to this Commission under the NBCUniversal transaction, as they relate to diversity. Several national organizations and publications have independently validated this outstanding work, including the National Hispanic Media Council that recognized Comcast NBCUniversal in 2014 for Outstanding Diversity Practices.

I appreciate how complicated the proposed transaction between Comcast and Time Warner Cable is, and sincerely hope the FCC will consider all that Comcast has done, and will continue to do, to increase diversity and inclusion among small businesses and the local communities within its markets.

Thank you for your consideration. We look forward to working with you on this important issue.

Sincerely,

/s/ Marc Rodriguez	/s/ Javier Palomarez

Marc Rodriguez	Javier Palomarez
Chairman of the Board	President & CEO
USHCC	USHCC

August 18, 2014

RE: MB Docket No. 14-57

Dear Chairman and Commissioners,

The Black Business Association (BBA) headquartered in Los Angeles, a non-profit organization and one of the oldest ethnic business organizations in the nation. The BBA acts as a supply chain resource for buyers seeking to do business with black-owned firms on the west coast, is looking forward to working with Comcast to connect them with minority-owned suppliers. For this reason, we support the proposed merger of Comcast and Time Warner Cable, which will expand the connections between our members and the newly combined company.

Our mission is to advocate and promote the development of African- American owned businesses with the goal of creating a firm economic base that supports the self-determination and survival of the African- American and urban community. Since 1970, our organization has been instrumental in the development of thousands African-American businesses. Comcast's business model, which values supplier diversity, would be a great addition to our community, especially to the growth and success of minority-owned service companies, suppliers and programmers.

On behalf of minority-owned businesses on the west coast, the Black Business Association would like to express their support for the proposed transaction between Comcast and Time Warner Cable.

Thank you for considering our views.

Very truly yours,

/s/ Earl ‘Skip’ Cooper, II

Earl ‘Skip’ Cooper, II
President and CEO
Black Business Association

Hon. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554
Re: MB Docket No. 14-57
Dear Chairman Wheeler:

The mission of the United States Hispanic Leadership Institute (USHLI) , founded in 1982, is to empower Latinos and similarly disenfranchised groups. It is only the 3rd national Latino organization to be honored by a U.S. President for “providing exemplary deeds of service for the nation”, and by the Government of Mexico for service to the Mexican and Mexican American community in the United States.

As President of USHLI, I currently serve on the Executive Committees of HACR (Hispanic Association on Corporate Responsibility) and NHLA (National Hispanic Leadership Agenda), a coalition of 37 national organizations. I have work closely with Comcast and NBCUniversal leadership for many years to advance Hispanic inclusion and empowerment. We support approval of the proposed Comcast and Time Warner Cable transaction, which will help expand this community-minded company’s commitment to all Americans.

Comcast’s distinguished record in its employment diversity initiatives and its emphasis on cable and video programming for Spanish-speaking audiences has been recognized by the National Hispanic Media Coalition, DiversityBusiness.com, and Latino Magazine, and best-in-industry practices in recruiting diverse suppliers, increasing minority-owned vendor spending by over 85% since the closure of their NBCUniversal acquisition.

Comcast is the nation’s most extensive provider of Spanish-language networks, having invested in the development of independent channels like El Rey and BabyFirst Americas. Comcast’s commitment to add 10 new independent networks after the approval of the transaction will reach more underserved communities.

Committed to ending disparities in its workforce, minority-owned firms assist in recruiting diverse talent for all positions within Comcast/NBCUniversal. Minorities make up 40 percent of Comcast’s workforce, a third of its board of directors is from typically under-represented groups, and the number of minorities in jobs higher than VP level has increased by over 30% since 2011. The company’s practices show the nation that there is no tradeoff between diversity and profitability. The two work hand in hand, one helping the other.

We ask that you approve this proposed transaction for the equity the company could help bring to more communities, not just through its own work, but through the inspiration of competitors and many others.

Sincerely, /s/ Dr. Juan Andrade, Jr. Dr. Juan Andrade, Jr. President

August 24, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE. MB Docket No. 14-57

Dear Chairman Wheeler:

SALDEF is a national Sikh American media and educational organization committed to empowering Sikh Americans by building dialogue, deepening understanding, promoting civic and political participation, and upholding social justice and religious freedom for all Americans. We are glad to have had Comcast’s strategic guidance available to us as we work to advance these principles.

With Comcast’s help this summer, we produced the first-ever public service announcement specifically aimed at recognizing Sikh Americans’ important role in America’s cultural identity. Using a SALDEF-created script, the PSA demonstrates through words and images how Sikh Americans’ values are America’s values, including a love of service, family, and community. Comcast agreed to provide millions of impressions of the PSA in order to help us raise awareness.

This is but a single example of how Comcast has brought its know-how and reach to bear in our partnership aimed at using the media to “de-mystify” the Sikh American community. Sikh are, perhaps more often than any other culture, frequently misidentified, and an astounding 1 in 5 Americans say that are likely to become angry or apprehensive when encountering someone wearing a turban. Education is the only way to change these misperceptions, and Comcast has advised us on the variety of methods and tactics to reach audiences with the right kind of educational message. This campaign is in the early stages, but is has taken shape in part thanks to Comcast, who was also among the earliest supporters of the SikhLEAD program, our annual institute designed to inspire, train, and support young Sikh Americans as they prepare for a lifetime of community engagement and community leadership.

Our work with Comcast is in its early stages, but it is already bearing fruit. As the company grows into other markets both large and small, we see an opportunity for SALDEF’s message to spread to more communities, which we hope will foster a robust, continued dialogue about America’s cultural identity in the 21st Century. Please approve Comcast’s proposed transaction with Time Warner Cable to help make this happen.

Sincerely,

/s/ Jasjit Singh

Jasjit Singh
Executive Director

August 25, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

As the nation’s largest and oldest Hispanic civil rights organization advocating for the interests of more than 54 million Latinos in the United States and Puerto Rico, the League of United Latin American Citizens (LULAC) encourages the Federal Communications Commission to consider Comcast’s track record of working with the Latino community to advance important goals of broadband adoption, community investment, governance, programming and workforce and supplier diversity when reviewing the proposed Time Warner Cable transaction.

One of the key advancements in community engagement with corporations in recent years was the unprecedented Memorandum of Understanding (MOU) negotiated with Comcast as part of their joint venture with NBCUniversal. The MOU, which leading Latino organizations signed, reflected an historic agreement of commitments aimed toward achieving new diversity benchmarks in corporate governance, workforce development, employment, procurement, programming, philanthropy, and community investments.

As a member of the external National Hispanic American Advisory Council working with Comcast’s internal Diversity Council, I have witnessed the implementation of commitments under this MOU over the past three years. In our opinion the MOU has been an outstanding success and it is become the standard that we have used in discussions with other companies ever since. Comcast has delivered on every promise in the MOU and has worked with us to go beyond the MOU commitments. The company has increased the amount of business conducted with diverse suppliers and deliberately worked to expand the diversity of their employees. Comcast’s intention to build on its record by extending the benefits of its MOU commitments to Time Warner Cable markets should not be overlooked by the Commission.

(continued)

Chairman Tom Wheeler
8/25/14
Page (2)

LULAC can attest to the great impact of the Internet Essentials broadband adoption program and the benefit this program would bring to communities in the Time Warner Cable footprint. Over 1.4 million low-income Americans have already been connected to home broadband through Internet Essentials, and expanding this effort is a valuable step toward closing the digital divide, especially because Time Warner Cable did not pursue the Connect2Compete program past the pilot stage, leaving the majority of their subscribers without a similar low cost option. LULAC has been proud to partner with Comcast providing digital literacy trainings to families with the Internet Essentials program, as well as with programs including Digital Connectors, and collaborative efforts with other community based organizations like the Latin American Youth Center, based here in Washington, D.C. Latino families in cities like New York City, Los Angeles, San Antonio and Dallas will benefit with a low-cost broadband option to help families get online at home for educational and employment purposes. In our opinion, helping more low income and diverse families get online is the single most important success coming out of the MOU and we hope that the program will continue to be enhanced and extended.

It should be noted that Comcast has committed to investing hundreds of millions of dollars a year to enhance the service and reliability of the Time Warner Cable systems. That will mean faster broadband service and superior video options, as well as economic development and jobs. Regional and larger businesses will also benefit from a new national competitive option. After LULAC successfully petitioned to have Comcast cable brought into our headquarters building, our Internet speeds increased 10 fold and our bill dropped in half.

Comcast has also pledged to extend its open Internet commitment to the Time Warner Cable territories that it acquires. While the Commission is addressing this issue on an industry-wide basis in a separate rulemaking, that process will ultimately raise legal issues and may be pending in the courts for quite some time. The Comcast pledge is binding and will protect the open Internet immediately.

Comcast has been a strong and committed partner to the League of United Latin American Citizens. We urge the Commission to consider Comcast’s record for corporate social responsibility, the impact the merger will have on broadband adoption, and the company’s commitment to the Latino community when reviewing this transaction.

Sincerely,

/s/ Brent Wilkes

Brent Wilkes
LULAC National Executive Director

Stephanie Mash
Executive Director
African American Mayors Association
1301 Pennsylvania Ave, NW Suite 550
Washington, DC 20004
(202) 670-2018

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

          RE: MB Docket No. 14-57

Dear Chairman Wheeler:

Please see the enclosed, signed letter from the President of the African American Mayors Association, Birmingham, AL Mayor William A. Bell, Sr.

Best Regards,

Stephanie Mash

Mayor William A. Bell, Sr., President
African American Mayors Association
1301 Pennsylvania Ave. NW Suite 550
Washington, DC 20004

Dear Members of the Federal Trade Commission:

I write to you today, in my capacity as President of the African American Mayors Association, which represents over 500 African American mayors and their more than 48 million constituents nationwide. The African American Mayors Association is our country’s only organization that exclusively represents African American mayors and serves as a forum for hundreds of Black mayors to promote responsible policy, best practice sharing, and professional development for the good of our cities. We are proud to partner with exemplary corporate citizens like Comcast in our cities to expand opportunity for all of our constituents and encourage you to approve the proposed Time Warner Comcast transaction to advance a spirit of public-private partnerships for equity across diverse communities.

In today’s economy, Internet access isn’t a luxury, but a civil and economic rights issue. With a home connection, kids and their families can connect to needed educational, medical, and professional opportunities. Unfortunately as of 2013, only half of Americans making less than $30,000 a year had broadband access. By contrast, 70% of all Americans have broadband access. This gap In access is known as the “digital divide.” This divide threatens to leave many Americans behind from the economic possibilities offered by a 21st century innovation economy. And far too often, African American communities are disproportionately among the poorest and most underserved. Comcast’s Internet Essentials is the country’s largest broadband adoption program, enrolling over I million low-income families In just 3 years of existence. Eligible low-income families in Comcast-served areas are connected to quality home Web access, computers, and training programs, all at affordable prices. Approving this transaction would expand this revolutionary program to black cultural centers such as New York, Los Angeles, and Dallas.

Comcast has also consistently been ranked among the top places to work for minorities and women. This is critically important as our communities look to recover from the recession and climb the economic ladder. While many companies struggle with inclusion, at Comcast people of color account for 40% of the employee population. We are even more impressed by our recent knowledge that Comcast has increased the number of minority business leaders at or above the VP level by more than 30% since this commission approved the merger with NBCUniversal three years ago. Among other benefits, this diverse array of employees helps Comcast deliver diverse, culturally specific programming. Comcast has enabled Black entrepreneurs to establish and extend cable networks like REVOLT TV and ASPiRE. These two African-American-owned channels are just a small portion of Comcast’s over 160 independent cable channels.

We urge this commission to approve the transaction to build a more just future for all American citizens. companies, and civic leaders.

Sincerely,

/s/ William A. Bell, Sr.

William A. Bell, Sr.
President, African American Mayors Association
Mayor, City of Birmingham, AL

August 25, 2014

Tom Wheeler
Chairman
Federal Communications
Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am writing on behalf of the Hawaii Association of Independent Schools (HAIS) in support of the proposed merger of Comcast Corporation and Time Warner Cable. From the standpoint of both our role as the primary representative of Hawaii’s independent and private K-12 educational institutions and as a member of the Hawaii Educational Networking Consortium (HENC), HAIS thinks that this merger will work and that Comcast will continue or improve on the level of support that Time Warner has provided to our schools over the years. We have met several times with representatives of Comcast and also conducted a bit of research on our own, and it looks as though Comcast has a good reputation as a community partner committed to education and youth development wherever it provides services.

We know that the need for voice, data and video services in our schools will continue to increase in the coming years, likely at an exponential rate as more and more of our learning environments become virtual and 24/7 in scope. Comcast has supported the network technology needs, and in particular digital literacy initiatives, in the many cities where it currently operates, and we assume that it will do the same here in Hawaii.

We were also interested to learn about Comcast’s Digital Connectors program that was launched five years ago, and that has equipped hundreds of community computer labs and trained thousands of high school students in basic digital literacy skills. These students not only gain the digital skills that will enable them to succeed in the future, but they then become “digital ambassadors” in their own communities, helping to promote the importance of computer and Internet use. HAIS would welcome and help to promote such a program here in Hawaii.

We were also informed about Comcast’s Internet Essentials program that offers families with children eligible for the National School Lunch Program home Internet service for only

$9.95 per month, along with free digital skills training and the option to purchase a heavily-subsidized computer. This program could have a strong and lasting impact on our state where some 113,000 children participate in the NSLP and eligibility rates among school-aged students exceed 50% on the Big Island alone. The timing of a program like this could not be better given the Governor’s commitment to one-to-one Internet devices for all of Hawaii’s public school students during the coming years.

Comcast’s commitment to improving academic and professional opportunities for young people, both through the various programs described above and through its recent investments in bringing its broadband services to schools and libraries, makes it a very attractive potential partner to public and independent schools alike. HAIS and its member schools hope you will consider these factors when weighing approval of this transaction.

Sincerely,

/s/ Philip J. Bossert, Ph.D.
Philip J. Bossert, Ph.D.
Director of Programs

Aug. 25, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch:

I am writing to urge the FCC to approve the proposed transaction between Comcast and Time Warner Cable. As Executive Director of University Communications and Interim Chair of the Department of Mass Communications at Jackson State University, I see first-hand the benefits that Comcast offers our students and faculty. If Comcast expands into areas currently served by Time Warner, students and consumers will benefit.

JSUTV, on Comcast Cable Channel 14, offers local programming including Jackson State Football highlight shows, LaVale’s Show, Real 2 Reel, music performances, arts and humanities, community updates, news, and on-the-hour weather broadcasts.

JSUTV operates 24 hours a day, seven days a week. The station is broadcast throughout the Jackson metropolitan area including Hinds, Madison, Rankin, Warren, and Copiah counties. JSUTV reaches approximately 186,000 households. We are very grateful to have this type of local programming available.

In addition, the university appreciates Comcast’s commitment to inclusion and diversity. According to Comcast’s web site, 40 percent of full-time Comcast and NBCUniversal employees and 25 percent of management staff are people of color. That means the students in my mass communications classes will have real opportunities when they graduate to work for one of the world’s most successful media companies.

This commitment to diversity filters down to hiring minority vendors and suppliers – for example, using United Bank of Philadelphia, one of the premier African-American owned banks in the country.

By approving this transaction, you will open doors for minority students throughout the nation.

Sincerely,

/s/ Eric D. Stringfellow

Eric D. Stringfellow, Executive Director
University Communications
Interim Chair
Department of Mass Communications
Jackson State University

August 22,2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner  Ajit Pai
Commissioner Michael O'Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No.14-57

Dear Chairman and Commissioners,

I am writing today to urge the FCC to approve the proposed transaction between Comcast and Time Warner Cable. As a professor of communications at Jackson State University, I see first-hand the benefits that Comcast offers our students and faculty. I firmly believe that if Comcast expands into areas currently served by Time Warner, students and consumers will see similar benefits.

JSUTV, on Comcast Cable Channel 14, offers local programming including Jackson State Football highlight shows, LaVale's Show, Real 2 Reel, music performances, arts and humanities, community updates, news, and on-the-hour weather broadcasts. JSUTV is an affiliate of the America One Network and operates 24 hours a day, seven days a week. The station is broadcast throughout the Jackson Metropolitan area including Hinds, Madison, Rankin, Warren, and Copiah counties. JSUTV reaches approximately 186,000 households. We are very grateful to have this type of local programming available. Comcast also serves as the carrier of Tiger TV, the student-run closed circuit channel airing on Comcast Cable Channel 22 in dorm rooms and cafeterias. It allows our mass communications students to have a vehicle to showcase the original programming they create while honing their skills as on-air talent, producers, writers, directors, camera operators, etc.

In addition, as a woman of color, journalism educator and mentor to many minority college students, I appreciate Comcast's commitment to inclusion and diversity. If you check Comcast' s web site, as I have, you will learn that 40 percent of full-time Comcast and NBCUniversal employees and 25 percent of management staff are people of color. To me, that means that the students in my mass communications classes will have real opportunities when they graduate to work for one of the world's most successful media companies.

This commitment to diversity filters down to hiring minority vendors and suppliers - for example, using United Bank of Philadelphia, one of the premier African-American owned banks in the country.

For all of these reasons, I am a big fan of Comcast. I believe that by approving this transaction, you will open doors for traditionally under-represented minority students throughout the nation.

Thank you for your consideration.

Sincerely,

Digitally signed by Sunny Fridge
DN: cn=Sunny Fridge, o, ou, email=sunny.fridge@jsums.edu, c=US
Date: 2014.08.25 21:48:55 -05’00’

Sunny Fridge, Ph.D.
Clinical Assistant Professor
Director of Programs, Tiger TV
Internship Coordinator
Jackson State University
(601) 979-3601
sunny.fridge@jsums.edu

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

In a state where nearly 40 percent of residents are Hispanic or Latino, supporting organizations and programs that seek to empower these residents is of the utmost importance. I am the Vice President for University Advancement at The University of Texas Pan American (UTPA) - one of the top Hispanic-serving institutions in the country. I have had a long-standing, productive relationship with Time Warner Cable, and I believe that the proposed transaction with Comcast will further that relationship. I support the proposed TWC/Comcast transaction because of Comcast’s excellent track record of supporting minority and low-income communities.

Texas has recently become the breeding ground of some of the country’s most innovative science and technology projects. Recognizing this development, as well as a local shortage of scientists and engineers, UTPA created the Hispanic Engineering, Science, and Technology (HESTEC) program. HESTEC’s goal is to promote STEM careers among students and the community and to stimulate other technology-related initiatives in the community with the goal of closing the digital divide. TWC has been a major sponsor and supporter of the HESTEC Week project since its inception in 2002. HESTEC Week features numerous events aimed at engaging pre-college students, educators, and the community.

Having an opportunity to partner with a company like Comcast that clearly appreciates the need to advance STEM education in the U.S. is something we sincerely look forward to. As provider of the nation’s largest and most comprehensive broadband adoption program, Comcast shares our goal of creating the STEM workforce of tomorrow and closing the digital divide. Comcast’s Internet Essentials program offers low-cost Internet, computers and free digital training services at local community centers. Since many public school students in our region take part in the National School Lunch Program, a large number of families will reap the benefits of the Internet Essentials program. This program is helping to level the playing field in education systems in Houston and in other Comcast areas around the country. With Comcast’s extension of the program into the areas it acquires in this transaction, it will play a significant role in advancing opportunities to low-income families in more local schools here in Texas. It is an important first step in making sure that our students are workforce ready for the STEM-driven economy that awaits them.

I hope the FCC will approve the proposed transaction between Comcast and Time Warner Cable. As Texas advances to a new stage of technological discovery, it is imperative that our low-income and minority community members aren’t left behind. Comcast has one of the most successful programs to counteract this issue and more residents in Texas deserve a chance to participate.

Sincerely,

/s/ Veronica Gonzales

Veronica Gonzales
Vice President for University Advancement

STATE OF NORTH CAROLINA
OFFICE OF THE GOVERNOR

PAT McCRORY GOVERNOR	August 25, 2014

The Honorable Torn Wheeler
Chairman
Federal Communications Commission
445 12th Street SW
Washington, D.C. 20554

Re: MB Docket No. 14-57

Dear Chairman Wheeler:

One of my priorities as ‘Governor is to build superior technology infrastructure throughout our state to level the playing field for each citizen regardless of where located, regardless of where his or her workplace is located and for each patient seeking medical care using tele-health technology.

As we discussed in our last meeting, broadband is not the luxury it was just a few years ago. It is a vital component of our economic and educational infrastructure. Attracting new businesses and retaining those that increasingly operate in a global marketplace necessitate state-of-the-art technology in every corner of our state. Similarly, broadband access is an essential cornerstone of my education and economic priorities.

Building a reliable, high-capacity network is costly. We hope the conditions and requirements of this agreement ensure the proposed merger of Comcast/TWC will provide the capital investment and economies of scale that would make broadband expansion feasible into less densely populated areas of our state and advance North Carolina’s implementation of technology infrastructure for the 21st century.

Of particular interest is its Internet Essentials program, which provides low cost broadband access and computers to low-income families with the goal of enhancing the educational experience of their children. Comcast’s commitment to digital learning is further enhanced through its partnership with Kahn Academy. It is our understanding that this dynamic and successful Comcast program will be brought to all of the communities that will be served by Comcast in North Carolina.

Because of these benefits and our requests - particularly in the areas of job creation and education throughout North Carolina - I would support the Comcast/Time Warner Cable merger.

We look forward to working with the new entity to maintain and grow its corporate presence in Charlotte as well as to retain and increase the presence of its employees in North Carolina.

Sincerely,

/s/ Pat McCrory
Governor of North Carolina

August 25, 2014

Tam Wheeler
Chairman
Federal Communications
Commission
445 12th St, SW
Washington, DC 20554

Re: MD Docket No. 14-57

Dear Chairman Wheeler:

I represent communities in the heart of California’s Central Valley — including all of Merced and part of Stanislaus County — in the California State Assembly. I am writing in support of the proposed transaction between Comcast and Time Warner Cable, because, while my constituents appreciate Comcast as a service provider, we are even more grateful to them for their investments in our community.

Comcast has boosted our local schools at seemingly every opportunity. It partners with schools in our area to give thousands of free books to students each year on Dr. Seuss’s birthday. It also sponsors a reading challenge for fifth graders that incentivizes teacher performance.

On its annual Comcast Cares Day, Comcast routinely chooses a local school as one of its project locations. The company recently chose our very own Glen Clark Preschool and Our Lady Mercy in Merced. Improvement projects include planting, installing benches, painting, landscaping, and cleaning up. Just last year, Comcast made a direct donation to the Merced Area School District. These programs are but a small part of statewide efforts that my colleagues in the Assembly can see in their districts far and near. Comcast’s community investments build public-private partnerships for a stronger California

And on a full-time basis, Comcast offers its Internet Essentials program so that families with children who qualify for free or reduced-price school lunches can have affordable internet access, a necessary tool for achieving one’s educational potential. Through the Internet Essentials program, kids who all too often are left behind can gain access to world-class resources that would be unavailable to them without Web service. Comcast’s program has made great strides around the country by signing up over 350,000 households. That includes over 35,000 newly empowered families right here in my state. Comcast will extend this program to communities now served by Time Warner Cable if the transaction is approved, and this would bring 21st century technology to many more deserving kids.

I also support this union because I have a few communities that currently do not have access to Comcast services including the City of Turlock. If the merger is approved Turlock consumers will enjoy all of the benefits listed above, broadband speeds of up to 505 Mbps and 10 Gbps for Businesses, as well as all of the video enhancements that Comcast offers including mobile apps to stream live television, increase in VOD options and technology advances through the X1 cloud DVR. Extending Comcast’s Internet Essentials program to these communities will be a great benefit to the community as well.
For all these reasons, I hope you will approve the proposed transaction.

Sincerely,

/s/ Adam C. Gray
Adam C. Gray
Assembly member, 21st District

The Honorable Thomas Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re: MB Docket # 14-57

Dear Chairman Wheeler:

As the representative of California’s twenty-ninth Senate District, which spans many dynamic California communities in parts of Los Angeles, Orange and San Bernardino Counties, I am writing to express my support for the proposed transaction between Comcast and Time Warner Cable, which will increase broadband deployment, encourage innovation and economic development, and bring greater connectivity to my constituents.

Comcast’s investment in Northern California keeps residents connected to their friends, families and communities; while powering the rise of one of the premier technology economies in the Silicon Valley. The proposed transaction between Comcast and Time Warner Cable will bring that same investment to Southern California. This investment will accelerate broadband deployment and foster greater infrastructure development improving connectivity and increase speeds (Comcast’s top broadband tier is 505 Mbps compared to only 100 Mbps offered by Time Warner).

In addition to increased broadband speeds, approval of the Comcast/Time Warner Cable transaction will improve Wi-Fi access. The Comcast/Time Warner transaction will lead to increased access, not only on an in-home scale but also at public Wi-Fi hotspots enabling businesses to expand and customers to access their content on the go at no additional charge.

Government’s role should be to promote private investment, which improves our communities and creates jobs. Comcast’s purchase of Time Warner Cable does just that. For these reasons, I strongly urge you to approve the proposed transaction, which will benefit Southern California residents.

Sincerely,

/s/ Bill Huff

Bob Huff
Senator, 29th District

The Honorable Tom Wheeler
Chairman
Federal Communications Commission
445 12 Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

We write regarding the Federal Communications Commission deliberation on the proposed transaction between Comcast and Time Warner Cable. Enhancing our economic competitiveness and ability to support innovation in every part of Colorado are key reasons why we take interest in this deliberation. We fully understand the complexity and the controversy that is inherent in this decision.

Over the past several years, Colorado’s reputation as a leading technology state has been driven, in part, by growth in broadband availability. We have worked hard to make Colorado investment-ready through common sense updates in our state laws and regulatory framework. We appreciate the cooperation with our federal and private partners to work toward our goal of ubiquitous adoption of, and access to, adequate broadband services in urban and rural areas of our state.

Our proactive and collaborative work with private sector partners like Comcast has helped us become a global hub for technological innovation and entrepreneurship. This is underscored by the astounding growth of e-commerce across the state and the presence of organizations such as the Silicon Flatirons Center at the University of Colorado -- now the nation’s pre-eminent technology, research and entrepreneurship center.

We know from experience that broadband is an economic multiplier for almost every aspect of our state’s economy. This is why we value both past and future investments by our private sector partners. While there are several companies making sizeable investments in the provision of broadband, we acknowledge Comcast as among the strongest leaders in building out Colorado’s broadband infrastructure.

We value the importance of an open Internet and believe that it is critical to balance the goals of protecting consumers with the open Internet principles of transparency and non-discriminatory access to online services and sites while realizing the potential consumer benefits of the merger.

These goals are important to maintaining an Internet that continues to spur innovation through organic methods and ensure fair competition.

Both our public and private partners value these principles and we are pleased to see that Comcast has honored the FCC’s Open Internet protections since its acquisition of NBC Universal.

We have also seen first-hand Comcast’s commitment to helping to advance access to online services for those on the wrong side of the digital divide, Comcast’s Internet Essentials program today connects more than 14,000 low-income Colorado families to the broadband Internet and provides these families with the digital literacy training that is critical to their education and professional advancement in the 21 century economy.

Importantly, the proposed merger can enable Comcast to extend these critically important broadband adoption and other community-building initiatives here in Colorado and elsewhere around the country.

We encourage Comcast’s continued success, and we support its continued investment in our state and elsewhere. As the FCC reviews the proposed merger, we are hopeful that it finds an appropriate balance that maximizes the public benefits that our private partners provide, while maintaining an open Internet that will continue to advance economic and innovation opportunities in our state and elsewhere.

Thank you for your time and consideration.

Sincerely,

/s/ John W. Hickenlooper

John W. Hickenlooper
Governor

Mr. Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re:           MB Docket No. 14-57

Dear Chairman Wheeler:

Thank you for allowing me the opportunity to comment on the proposed Comcast and Time Warner transaction. As a longtime Tennessee State Representative, community pastor and the founder of a radio broadcasting company, I believe my experiences may help shed light on the proposal that is before you and convince you that it merits your approval.

In my state, we are recipients of Comcast’s broadband and video services. Last year, I understand that the company spent $567 million in our state on infrastructure, wages and charitable giving. That accrued to nearly $128 million in state and local taxes. At last count, nearly 3,000 of our citizens were employed fulltime by Comcast. The company is known for operating a powerful high-speed network that provides innovative technology to our businesses, schools and government.

In hiring local contractors, Comcast works with the National Minority Supplier Development Council and the National Black Chamber of Commerce among other agencies. It does this to meet its self-imposed goal of contracting with minority-owned vendors as much as possible. It also partners with the National Association for the Advancement of Colored People, of which I am a lifelong member, and the National Urban League. These efforts have won Comcast high regard in minority communities.

For instance, the Congressional Black Caucus Foundation gave its Distinguished Corporation Award to Comcast for the working relationships it has developed, not just in business, but in the area of cultural awareness and preservation.

The video programming offered by Comcast and NBC Universal is a perfect illustration of Comcast’s commitment to inclusion.

Last year, for example, it helped mark the 50th anniversary of the Rev. Dr. Martin Luther King Jr.’s “I Have a Dream” speech, using an interactive web site. “His Dream, Our Stories” tracked the Civil Rights Movement. The project won a Multicultural TV Front Runner Award this year.

Much of the company’s business impact is evident simply by clicking on Internet sites. However, in Tennessee, we see behind the scenes activities as well. Our United Way charities honored Comcast with a Mentoring Champion Award when it started “Beyond School Walls” with Big Brothers Big Sisters of Middle Tennessee. The Urban League of Greater Chattanooga received a huge boost when Comcast supported its Science, Technology, Engineering and Math (STEM) Academy. Every year, Comcast Cares Day put thousands of Comcast employees in our schools, churches and playgrounds for a day of hammering, nailing, cleaning and planting. The list of giving goes on and on.

Perhaps the most meaningful contribution I have seen Comcast make in our state is the more than 8,000 families it has helped by providing inexpensive Internet service and discounted computers. This is done through the “Internet Essentials” program. Homes with children who qualify for the National School Lunch Program are eligible to get connected for just $9.95 a month. Not only is that manageable for low income families, but they never have their bill raised and they don’t have to pay for activation or modem rental fees. Comcast also gives the families free training on computer use and how to use the Internet.

It’s hard to put a price on that kind of access. But I do believe that disadvantaged children in Tennessee and across the country deserve to have the same educational resources as children whose families are better off. Comcast has committed to expand the Internet Essentials program to areas now served by Time Warner Cable. That is just one of many reasons I urge you to approve the Comcast and Time Warner Cable transaction.

Sincerely,

/s/ Johnny W. Shaw

Johnny W. Shaw
State Representative, 80th District

Cc:	Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly

August 27, 2014

The Honorable Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

We are writing in support of the proposed merger between Comcast and Time Warner Cable. We have reviewed the public interest statements, and we believe that this transaction is pro-competitive and will benefit consumers in our respective States, as well as many other regions across the country.

Comcast and Time Warner Cable are strong as stand-alone companies, but combined they will be an even greater engine of investment and innovation. Individually each company has invested billions of dollars in infrastructure in our States to deploy broadband and provide access to the latest technologies. These investments have also created jobs and expanded our tax base both directly, but more importantly, they have indirectly enabled our businesses to connect to the global market place. We believe that, after the companies are combined into one entity, investments in our States will only grow stronger as Comcast upgrades markets to all-digital cable, brings Wi-Fi technology to customers and deploys its state-of-the-art broadband network — which will result in faster speeds for residential consumers and for the first time provide regional businesses with an alternative to traditional telecom providers.

In addition, we have witnessed first-hand Comcast’s dedication and commitment to communities served. Comcast’s community investment programs, such as Comcast Cares Day, Digital Connectors and Internet Essentials are national models and this transaction will extend them across the country. In particular it will mean that Internet Essentials, which is the nation’s largest and most comprehensive broadband adoption program and has already connected over 1.4 million Americans to a home Internet connection, will be available to thousands of additional families and thereby help even more to close our nation’s digital divide.
Finally, we are much attuned to the needs of our veterans returning from active duty overseas. Comcast has been a strong partner in reintegrating our returning veterans through its ongoing partnership with the U.S. Chamber of Commerce Foundation’s “Hiring our Heroes” initiative. This partnership has been a remarkable success, with Comcast reaching its goal of hiring over 1,000 veterans in the first year of the program - two years ahead of the company’s three-year goal Comcast then continued to raise the bar by announcing that Comcast and NBCUniversal have hired 3,000 veterans since January 2012, far outpacing the company’s goal to hire 2,000 by 2015. Comcast’s support of veterans, reservists, and military families, and their commitment to the “Hiring our Heroes” initiative is emblematic of a company that gets it when it comes to employment, a fact further reflected in the company’s diversity efforts which have resulted in people of color representing nearly 40% of its workforce.

It is for these reasons, and many others, that we the undersigned support the proposed transaction between Comcast and Time Warner Cable.

Sincerely,

/s/ Jim Cawley
Jim Cawley
Lieutenant Governor
Commonwealth of Pennsylvania

/s/ Jeff Colyer
Jeff Colyer
Lieutenant Governor
State of Kansas

/s/ Ron Ramsey
Ron Ramsey
Lieutenant Governor
State of Tennessee

August 25, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I understand the Comcast/Time Warner/Charter Cable transaction is before you, and I ask that you give it full consideration. Comcast currently serves large swaths of Virginia, including Northern Virginia and Metro Richmond, as well as many other communities. The company has a long track record of investment and development investing nearly $2 billion in technology and infrastructure across the nation since 1996.

More than 2,000 Comcast employees live and work in the Commonwealth, delivering diverse and independent programming over the company’s state-of-the-art network facilities. The company offers many thousands of programming choices, including more than 160 independent networks. In addition, Comcast also develops lasting, evolving relationships through its community investments.

I encourage the Commission, in considering the various issues involved in its transaction review, to give full and appropriate consideration to this application.

Sincerely, /s/ Terence R. McAuliffe Terence R. McAuliffe

August 25, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I write today concerning the potential merger of Comcast-Time Warner. I trust the Federal Communications Commission will consider all relevant information and will make the best decision on behalf of American consumers. The purpose of my letter is to illustrate Comcast’s history in Mississippi and the contributions it has made by virtue of being a large employer in our state.

Comcast’s ties to Mississippi date back to 1963 when the company provided cable service to 1,200 customers in Tupelo. Since that time, Comcast has continued to grow and expand across Mississippi and the nation.

Comcast plays an important role in Mississippi, employing more than 1300 Mississippians across the state in positions from lineman to call center representatives, all of whom are important to our state’s economy. Comcast also invests in its employees by offering on the job training and tuition reimbursement, and the company contributes to local communities through volunteer hours and service access programs.

As Governor, I am grateful for the contributions Comcast makes to Mississippi’s economy and its communities. Also, it is my understanding that since Comcast and Time Warner do business in separate markets, the merger should not hinder competition but will bring better technology to more consumers. I trust the Commission will make the right decision with regard to the proposed merger. With best wishes. I am

Sincerely yours,

/s/ Phil Bryant
Phil Bryant
Governor

August 26, 2014

The Honorable Thomas Wheeler
Chairman - Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of  the Town of Marlborough, MA, I’d like to briefly share what it’s been like to work with Comcast in our community for the past 3 years. We’re proud of our town’s history and heritage in Marlborough, and I have found Comcast to be truly invested in maintaining our traditions while helping us develop a greener and more sustainable future.

Every year, Comcast lends a hand on Comcast Cares Day in a massive effort to be a part of our community. For several years, volunteers have spent the day helping the facilities and programs at the Special Olympics Headquarters here in Marlborough.

And since 2011 the company has dedicated itself to preparing Marlborough for its digital future by introducing its Internet Essentials program to the town’s families who struggle to make financial ends meet. Investments of this sort are so important to our children and the future of our workforce.

We’ve had an exceptional working relationship with Comcast and I trust that small towns throughout New York can look forward to a similar experience.

Sincerely,

/s/ Arthur G. Vigeant
Arthur G. Vigeant
Mayor

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE:           MB Docket No. 14-57

Dear Chairman Wheeler,

As a Florida native, I have seen my hometown of Jupiter expand, grow and develop with time. I now watch this trend from a front row seat as a member of Jupiter Town Council.

Comcast has been a major component in Jupiter’s business and technological development over the past several years. I am writing today to voice my support for the Comcast and Time Warner Cable transaction because it has the potential to greatly benefit many communities like ours. I strive to preserve Jupiter’s unique coastal-style of living while providing top-notch innovation and commodities for our residents.

Comcast provides Jupiter’s citizens the high-quality entertainment services they want without having to move to a large city. This kind of quality of service is what Jupiter deserves and what makes Comcast a leader in the industry.

In my professional life, I spent several years on Wall Street interacting with other business executives prior to returning to Jupiter. Currently I specialize in public-private partnerships that enable our community to grow. It is no small feat that Comcast has invested over $6 billion in infrastructure and technology improvements in Florida since 1996. Comcast’s investment demonstrates the benefits of having a major cable provider serve our town. It means that small and medium-sized businesses have the opportunity to flourish. With Comcast Business, companies of all sizes can access broadband connections with speeds that continue to increase.

In addition, Comcast has invested in our community. The company is working to close the digital divide and make broadband affordable for low-income residents, something that sets it apart from other companies.

The Internet Essentials program is a prime example. For qualified families with one or more children receiving free school lunches, Comcast makes high-speed broadband services available for the reduced price of just under $10 a month. The greater adoption of broadband Internet in the Florida area and nationwide will allow our communities to prosper.

Comcast’s commitment to Florida is strong. The transaction with Time
Warner Cable will enable Comcast to become a better company and extend its positive reach to many others.

Regards,

/s/ Todd Wodraska
Todd Wodraska
Councilor
Town of Jupiter, Florida

August 25, 2014
Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW Washington, DC  20554

Re:	MB Docket No. 14-57
City of Hialeah Letter

Dear Ms. Dortch:

It has come to my attention that the FCC is reviewing comments on the proposed transaction between Comcast and Time Warner Cable, and I wanted to take this time to write a letter voicing my support for this transaction. I've served as the Mayor of Hialeah, Florida since 2011. In my time in office, I've had plenty of firsthand experience with Comcast, and can personally speak to the commitment Comcast has shown to our community.

Comcast has provided significant benefits for Hialeah's residents and businesses by offering cutting-edge technology and products, working to improve our community, and supporting local non-profits.

One of the ways that Comcast has made a difference in Hialeah has been through the annual Comcast Cares Day event. I have learned that Comcast Cares Day is the nation's largest single-day corporate volunteer event. In 2013, Comcast once again chose Hialeah as one of its sites for the event. Over 900 local Comcast employees and their families and friends teamed up with Best Buddies International and other organizations to beautify and refurbish local sites like Timothy Artman Park and Palm Lakes Elementary School. Further, Comcast donated money to local nonprofits on behalf of the number of volunteers that showed up for the event.

Comcast has been a strong supporter of good jobs in Florida. The company employs over 16,000 full-time workers in Florida, and supports their families with healthcare benefits and on-the-job training. The company owns and operates over 300 properties in Florida, including a Comcast Service Center in Hialeah that provides good job opportunities for our local residents. Further, Comcast generates over $511 million in annual state and local tax income. Especially impressive to me is Comcast's commitment to providing job opportunities to our veterans. In 2012, in conjunction with the U.S. Chamber of Commerce Foundation's "Hiring our Heroes" initiative, Comcast and NBCUniversal promised to hire over 2,000 veterans by 2015. In 2014, Comcast has reported that it has already gone far beyond that commitment, already hiring over 3,000 veterans. In May of this year, the company hosted "Comcast Veterans Job Fair" in Hialeah, which highlighted job opportunities in a variety of fields and offered resume-writing support.

As a Cuban-American, I also admire the company's fantastic commitment to promoting diversity and inclusion for the Hispanic community. Hialeah has the highest percentage of Cuban and Cuban-American residents in the United States. Over 94% of our city's population identify themselves as Hispanic or Latino. Comcast has consistently been a strong advocate and supporter of the Hispanic community; it shows this commitment through its partnerships with organizations like the Hispanic Association of Corporate Responsibility, National Hispanic Media Coalition, National Council of La Raza, and League of United Latin American Citizens, all of which promote diversity and inclusion.

Comcast has shown itself to be a strong member of Hialeah's community, whether it is through community involvement, job fairs, or commitment to diversity and inclusion. If the transaction is approved, I'm confident that Comcast would bring its benefits and innovative service and technology to existing Time Warner Cable markets. I am sure that Comcast will continue to be a strong member of our community, and hope that you allow it to be a strong member of other communities as well.

Sincerely,

Carlos Hernandez
Mayor, City of Hialeah

CH/aa

CITY COUNCIL
CITY OF CHICAGO

Howard B. Brookins, Jr.
Alderman, 21st Ward

August 25, 2014

Mr. Tom Wheeler, Chairman

Federal Communication Commission

445 12th Street SW

Washington, D.C. 20554

Re: “MB Docket No. 14-57”

Dear Chairman Wheeler:

I support Comcast’s program to provide discounted connections and computers to families with at least one child eligible to participate in the NSLP. Comcast’s service is of the highest quality. I understand the company has invested over $ 6.4 billion in our state to improve infrastructure and technology in just the last 20 years. Internet Essentials beneficiaries get that quality without breaking their budgets. Students and their families can access job, medical, and educational resources around the clock without needing to head to a library, school, or community center. The Gap in access must be closed. In Chicago, thanks to Comcast, we are making progress toward closing the digital divide with over 33,000 households enrolled in Internet Essentials. Your commission can make greater access possible by approving the proposed transaction and allowing this program to expand to new cities and low-income families.

And when they do connect either online or to Comcast’s cable television service they will benefit from Comcast ‘s diverse array of programming in addition to my role as alderman. I am a board member of Community Media Workshop, which works to connect underserved communities to media outlets to promote news. Our work wouldn’t be possible without Comcast’s carriage of 160 independent TV channels and its dedication to diverse offerings across video and on-line platforms. Comcast’s commitment ensures that all community voices are heard, whether they are speaking from traditional centers of privilege or from my district on the South Side.

Comcast also know that healthy business practices are not enough. The company has impactful and sustained corporate citizenship partnerships. A tangible and impressive example of that impact, Comcast mobilized nearly 6,000 Illinois volunteers for its Comcast Cares Day in 2013. Comcast’s service isn’t just about dollars and cents but about relationships and human capital. As an elected official community advocate, I seek to strengthen those relationships, not just in my ward, but in all areas of Chicago. Approval of this transaction will allow those relationships to flourish and spread to many more communities.

Please approve this transaction to empower our neediest communities and Expand opportunities for our children.

Sincerely,

/s/ Howard B. Brookins, Jr.

Howard B. Brookins, Jr.

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am contacting you to highlight the ways that the proposed transaction between Comcast and Time Warner Cable would benefit not only my community of North Richland Hills, Texas but also communities throughout the country.

As both the President of the National League of Cities Hispanic Elected Local Officials (HELO) and a Member and past President of Birdville ISD Foundation of Education Excellence, I feel that programs like Comcast’s Internet Essentials are fundamental to leveling the playing field for children of low-income families, including Hispanic families, in my community. Internet Essentials not only offers broadband service at a discounted rate, it also offers the option to buy a computer for less than $150 and free digital literacy training to ensure that families are aware of all the resources available to them online. A Spanish-language version is also available so that many families whose first language is not English can still apply for the program.

Internet Essentials by Comcast is the largest broadband adoption program in the country. If given access to the Time Warner Cable markets, Comcast would be able to expand Internet Essentials to additional communities throughout the country, reaching even more families and school-aged children.

I hope that the Commission does not overlook the efforts Comcast has made towards improving communities around the country. My background and experience as Mayor of North Richland Hills has given me insight on the importance of both creating and maintaining jobs in communities and investing in our country’s future.  Expanding Internet Essentials into more communities allows for many more people to utilize the Internet to find listings for jobs and employment to which they otherwise would not have access. Comcast has not only provided the resources to access more job sites and the digital literacy training necessary to increase eligibility when applying for jobs, it has also invested in local communities by giving small businesses a choice for high-speed Internet and phone services. This is crucial to small businesses being able to succeed in the aftermath of the economic recession. The money Comcast plans to invest in the

Time Warner Cable networks represents new investments in infrastructure and enhanced economic development opportunities in communities around the country.

If the Commission approves the proposed transaction, Comcast would be able to expand their reach and the success of these programs.

Sincerely,

/s/ T. Oscar Trevino, Jr., P.E.
T. Oscar Trevino, Jr., P.E.
Mayor, North Richland Hills

CITY COUNCIL
CITY OF CHICAGO

Howard B. Brookins, Jr.
Alderman, 21st Ward

August 25, 2014

Mr. Tom Wheeler, Chairman
Federal Communication Commission
445 12th Street SW
Washington, D.C. 20554

Re: “MB Docket No. 14-57”

Dear Chairman Wheeler:

I support Comcast’s program to provide discounted connections and computers to families with at least one child eligible to participate in the NSLP. Comcast’s service is of the highest quality. I understand the company has invested over $ 6.4 billion in our state to improve infrastructure and technology in just the last 20 years. Internet Essentials beneficiaries get that quality without breaking their budgets. Students and their families can access job, medical, and educational resources around the clock without needing to head to a library, school, or community center. The Gap in access must be closed. In Chicago, thanks to Comcast, we are making progress toward closing the digital divide with over 33,000 households enrolled in Internet Essentials. Your commission can make greater access possible by approving the proposed transaction and allowing this program to expand to new cities and low-income families.

And when they do connect either online or to Comcast’s cable television service they will benefit from Comcast ‘s diverse array of programming in addition to my role as alderman. I am a board member of Community Media Workshop, which works to connect underserved communities to media outlets to promote news. Our work wouldn’t be possible without Comcast’s carriage of 160 independent TV channels and its dedication to diverse offerings across video and on-line platforms. Comcast’s commitment ensures that all community voices are heard, whether they are speaking from traditional centers of privilege or from my district on the South Side.

Comcast also know that healthy business practices are not enough. The company has impactful and sustained corporate citizenship partnerships. A tangible and impressive example of that impact, Comcast mobilized nearly 6,000 Illinois volunteers for its Comcast Cares Day in 2013. Comcast’s service isn’t just about dollars and cents but about relationships and human capital. As an elected official community advocate, I seek to strengthen those relationships, not just in my ward, but in all areas of Chicago. Approval of this transaction will allow those relationships to flourish and spread to many more communities.

Please approve this transaction to empower our neediest communities and Expand opportunities for our children.

Sincerely,

/s/ Howard B. Brookins, Jr. Chairman
Chicago City Council
Black Caucus

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
)
Applications of Comcast Corp. and Time Warner	)	MB Docket No. 14-57
Cable, Inc. for Consent to Assign or Transfer	)
Control of Licenses And Authorizations	)

COMMENTS OF
AMERICAN COMMITMENT*

These comments are filed in response to the Commission’s request for comments regarding Comcast Corp.’s (Comcast) acquisition of Time Warner Cable, Inc. (TWC). We are writing to express our support for the merger. These comments reflect American Commitment’s position that the proposed merger between both companies will not only benefit the consumer, but ensure robust competition among other companies within the cable and broadband industry.

In February, Comcast and TWC reached a friendly, pro-consumer, and pro-competitive agreement. This merger will ensure that a responsible and committed company delivers high-speed video, service, and innovation to its 30 million subscribers with a substantial commitment to upgrade the legacy TWC systems to Comcast standards. In addition, shareholders from both companies have strongly advocated for this transaction.

In a free market economy, the best evidence of the value created by a merger is the very fact that shareholders of both companies have freely agreed to it. Video markets are intensely competitive as cable systems compete with other Multichannel Video Programming Distributors

* Comments prepared by Phil Kerpen and Keith Calder on behalf of American Commitment. American Commitment engages in critical public policy fights over the size and intrusiveness of government through direct advocacy, strategic policy analysis, and grassroots mobilization. Working with key partners, American Commitment delivers timely, effective public policy research to the broader free-market movement.

(MVPDs) including direct-broadcast satellite, incumbent telephone companies, and a dizzying array of over-the-top video providers.

New innovations such as on-demand internet streaming have created the likes of Netflix, Amazon Prime, and Hulu Plus among others. These national online competitors and streaming services are booming while simple consumer devices have moved them into the living room to compete directly with cable via streaming services such as Roku and Apple TV.

Since 2005 satellite subscribers have ballooned past 7.0 million subscribers; telecom subscribers have grown by 10.7 million; while cable subscribers have declined by 10.4 million. The proposed transaction will not reduce competition because:

•	Comcast and TWC do not currently compete to serve customers in any market, so the merger isn’t going to eliminate choice for anyone.

•
There will be no direct impact on competitor MVPDs in any Comcast or TWC market, including DirecTV, DISH, Verizon, AT&T and other cable companies because they will still be competing with the same number of competitors in each market in which they operate.

•	Many of the systems that Comcast is acquiring from TWC are in highly competitive local MVPD markets.

•
Today the MVPD market is more competitive than ever with satellite companies taking more market shares from traditional cable companies—new participants like Verizon FiOS, Google Fiber, and AT&T U-verse have also entered the video and broadband space.

•	There will be only a limited addition to Comcast programming assets.

In addition, the merger between Comcast and TWC will benefit consumers by providing improved reliability of service, a robust TV experience for all of its subscribers, more digital content and higher broadband speeds, and other new services and consumer benefits. The potential benefits associated with the merger will: give consumers:

•	Increased broadband speeds;

•	Significant costs savings and other efficiencies that will ultimately benefit customers;

•	Billions of dollars’ worth of investments to improve TWC’s network reliability and broadband speed;

•
Accelerated deployment of advanced technology and the development of new and innovative products and services such as Comcast newly launched xIDVR, its XI Entertainment Operating System, and Comcast’s video-on-demand platform;

Furthermore, the merger will increase Comcast’s ability to offer advances services like high performance point-to-point and multipoint Ethernet services with the capacity to deliver cloud computing to small and medium sized business. It will also bring TWC business clients services that TWC currently does not offer.

Given the many obvious consumer benefits and the absence of any market in which Comcast and TWC presently compete, we believe it is clear that no antitrust concerns justify blocking this transaction. The Sherman and Clayton antitrust acts require the government to abstain from intervening absent any clear showing of actual or potential market failure. There is no evidence of market failure here.

In addition, the purpose of antitrust laws is to protect consumers, not to advance the parochial interests of competitors, or worse ideological special interest groups. Consumers will benefit from a larger Comcast because it will be in a stronger position to negotiate lower prices for programming.

The agreement between Comcast and TWC is a friendly, stock-for-stock transaction that shareholders of both companies strongly support. It will allow Comcast and TWC the opportunity to compete more effectively within an ever-changing cable and broadband industry.

If government regulators are serious about increasing competition, the FCC should show restraint by approving this transaction and allowing the free market to function without interference.

BEFORE THE
FEDERAL COMMUNICATIONS COMMISSION
WASHINGTON, D.C. 20554

)
In the Matter of:	)
)
Applications of Comcast Corp. and	)	MB Docket No. 14-57
Time Warner Cable, Inc. for Consent to	)
Assign or Transfer Control of Licenses	)
and Authorizations	)

COMMENT OF THE CENTER FOR INDIVIDUAL FREEDOM

On behalf of 300,000 supporters and activists across the nation, the Center for Individual Freedom (hereinafter “CFIF”) respectfully submits the following Comment in response to the Federal Communications Commission’s (hereinafter “FCC’s” or “Commission’s”) Request for Comments regarding its review of the proposed transfer of control of licenses and authorizations through acquisition by Comcast Corporation of Time Warner Cable, Inc.

The most basic and essential issue presented under applicable law is this: Are American consumers likely to suffer actual, substantive harm due to loss of competitive choice as a result of the transaction?

In this case, the manifest answer is “no.”

Accordingly, absent such a clear demonstration of loss of consumer choice, the presumption against unwarranted regulatory overreach into a mutually bargained-for transaction between private parties is not overcome. After all, mergers and acquisitions are a frequent and necessary element of our economic livelihood, an important part of the innovation and growth that characterize our history. And in no sector of our economy is that more true than the telecommunications sector.

Here, the most important reality that must guide the Commission’s analysis is that the two parties do not directly compete in a single area of the United States. Not one.1

Accordingly, no American consumer faces the prospect of losing a competing choice for cable, broadband or telephone service as a result of the proposed transaction. Upon completion of the proposed transaction, Comcast would still serve less than 30% of the pay television market, thus remaining below the arbitrary ceiling that federal courts have twice invalidated.2 It must also be emphasized that the market for video service remains progressively competitive. Two nationwide satellite providers already claim over 30 million subscribers and growing, in contrast with declining numbers of cable television subscribers.3 Other

1           Comcast and Time Warner Cable Inc., Applications and Public Interest Statement, Applications of Comcast Corp. and Time Warner Cable Inc. For Consent to Transfer Control of Licenses and Authorization, MB Docket. No. 14-57 (April 8, 2014), at 127, n. 307.
2           Time Warner Entm’t Co. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001); Comcast Corp. v. FCC, 579 F.3d 1 (D.C. Cir. 2009).
3           See DIRECTV, DIRECTV Announces Second Quarter 2014 Results (July 31, 2014), http://investor.directv.com/press-releases/press-release-details/2014/DIRECTV-Announces-Second-Quarter-2014-Results/default.aspx (stipulating that DIRECTV has 20.231 million subscribers at the end of Q2 2014); DISH Network, DISH Network Reports Second Quarter 2014 Financial Results (Aug. 6, 2014), http://about.dish.com/press-release/financial/dish-network-reports-second-quarter-2014-financial-results  (stipulating that DISH Network has 14.053 million subscribers at the end of Q2 2014).

market participants continue to build high-speed networks for video and Internet services in dozens of cities, and the FCC itself has recognized that online video has tripled revenues in just the past three years.4 Moreover, when one considers wireless broadband, which now reaches 20 Mbps, 90% of Americans currently enjoy 4 or more high-speed Internet alternatives.

In addition to market share considerations, it must also be noted that the proposed transaction would result in improved service for current Time Warner customers. Comcast’s speeds remain among the market’s highest, reaching 505Mbps in the northeastern U.S. and at least 105 Mbps elsewhere.5 In contrast, Time Warner’s existing capabilities are much slower, reaching only 50 Mbps in most areas.6 Further, Comcast’s X1 and Xfinity platforms are among the industry’s best, supporting over 300,000 film and television titles available for viewing via traditional linear television or streamed on demand through mobile or stationary screens.7 Thus, current Time Warner customers themselves, as well as consumers living in the areas served by Time Warner but not current subscribers would enjoy enhanced service.

4           Federal Communications Commission, “Fact Sheet: Internet Growth and Investment,” (Feb. 19, 2014), http://www.fcc.gov/document/fact-sheet-internet-growth-and-investment.
5           Jeff Baumgartner, Comcast Raises Top-End Residential Broadband Tier to 505 Mbps, Multichannel News (Sept. 17, 2013), http://multichannel.com/news/distribution/comcast-raises-top-end-residential-broadband-tier-505-mbps/261241.
6            See Time Warner Cable, Test Your Internet Speed from Home,
http://www.timewarnercable.com/en/support/speed-test.html (noting that TWC’s fastest available speed is “[u]p to 50 Mbps in most locations”) (last visited Aug. 25, 2014).
7            Carl Guardino, Silicon Valley CEO Supports the Comcast-Timer Warner Cable Merger (April 15, 2014), http://www.forbes.com/sites/realspin/2014/04/15/silicon-valley-ceos-support-the-comcast-time-warner-cable-merger/.

Because we cannot know how the relevant market will evolve in either the near or short term, the instant proceeding demands appropriate regulatory discretion and humility on the part of the Commission. Video and Internet service continues to advance and evolve, and government policy should encourage rather than discourage private investment and competition among the multitude of providers and technologies competing for customers. Absent a clear showing of consumer harm, the presumption against excessive regulatory hubris and unwarranted interference simply is not overcome.

Accordingly, on behalf of 300,000 supporters and activists across the country, CFIF implores the Commission to exercise the proper degree of restraint and modesty in its review of this proposed transaction.

Respectfully submitted,

Center for Individual Freedom
Jeffrey Mazzella
President
815 King Street
Suite 302
Alexandria, VA 22314

August 23, 2014

August 25, 2014

Before the
Federal Communications Commission
Washington, DC 20554
)
In the Mater of	)
)
Applications of Comcast Co. and	)	MB Docket No. 14-57
Time Warner Cable, Inc. For Consent	)
to Assign or Transfer Control of	)
Licenses and Authorizations	)

Comments of Digital Liberty

I would like to thank the Federal Communications Commission for the opportunity to provide comments regarding the proposed merger between Comcast and TWC Cable systems (TWC).

I. Introduction

These comments express the opinion that the FCC should not stall the Comcast-TWC merger with voluntary conditions, which address policy prerogatives, rather than actual anti-competitive harms.

Comcast and TWC have already conceded to a number of conditions imposed by the FCC on previous mergers and the conditions from the Comcast-NBC Universal merger will extend to TWC subscribers in Comcast’s new service areas. As such, I do not believe there is significant evidence that the FCC should impose additional public interest conditions in their merger review.

II. Competition

A merger between Comcast and TWC systems does not any present horizontal or vertical anti-trust issues.

Horizontal Anti-trust

•
A merger between Comcast and TWC does not raise any horizontal anti-trust issues. The companies do not compete against each other in any relevant market for MVPD, broadband and voice services. Therefore, the merger will not lead to any loss in competition.

Vertical Anti-trust in Video

•
Comcast has already agreed not breach the 30% threshold on market share; a merger is deemed by the FCC to be anticompetitive i f the merged entity’s MVPD market share would go above about 30%. The 30% cap was set on the assumption that a merged entity with market share above 30% is able to exert buying power (or monopoly power) on programmers. Comcast is complying with this 30% cap even though the courts invalidated it twice, and the threshold was set at a time when the influx of competition from satellite and Internet video was far less.

In the Comcast-NBC Universal merger, the FCC cited increased ability to foreclose rival programming networks; the focus then was on content. There is no vertical integration issue in this case; therefore, much of the reasoning behind the Comcast-NBC Universal merger does not apply to the Comcast-TWC merger.

This information clearly demonstrates that the FCC should not have any vertical anti-trust concerns in MVPD markets regarding the Comcast-TWC merger.

Vertical Anti-trust in Broadband

Some have claimed that the increase in Comcast’s share of broadband Internet subscribers at a national level after the merger will further decrease competition in broadband Internet access, and enable Comcast to increase its bargaining power against others in the Internet ecosystem, especially edge providers. They also claim that this will stifle innovation.

At the outset, it is important to point out that Comcast having a larger share of broadband Internet subscribers at a national level after the merger will not in any way reduce competition and choice in broadband Internet access markets.

That is because the relevant market for broadband Internet access is not at a national level, but rather at a local level from providers who offer service in their local markets.

This is why a TWC customer in New York City is unable to purchase broadband from Comcast, and a Comcast customer in Philadelphia is unable to purchase broadband from TWC.

After this merger, that customer in New York City will still have the same number of providers, but Comcast will merely take the place of TWC. Therefore, the claims that this merger will have an impact of broadband

Internet access competition are wrong, and should have nothing to do with the FCC’s review of this merger.

This means the merger will not change the bargaining power between Comcast and others in the Internet ecosystem, whether it is in relation to Internet interconnection or some other business arrangement. In any case, there is sufficient evidence to show that Internet interconnection is highly competitive and that parties negotiating with Comcast have sufficient and increasing bargaining power to make deals with Comcast on a level playing field.

Given there will be no reduction in competition in any relevant market for broadband access services as noted earlier, the appropriateness of the current level of competition in broadband access is irrelevant to this merger review. That said, the claims by some that broadband access competition is inadequate are not based on market realities. For example there are marked inconsistencies with the FCC definition of competition.

We believe that regardless of platform, all broadband connections, whether wired or wireless, compete with each other. Further there are other competitors in the wireline market besides cable. The one We shall note below is DSL.

The Internet Access Services report from the FCC’s Wireline Competition Bureau, demonstrates that customers are demanding higher speed services and that providers are meeting this demand; this is not indicative of an uncompetitive market:

The reported data show a 30% annual increase in the number of residential fixed- location connections that are at least 6 Mbps downstream and 1.5 Mbps up stream, (from 34.5 million in June 2012 to 45 million in June 2013) and a 31% annual increase in the number of connections that are at least 10 Mbps downstream and 1.5 Mbps up stream (from 34.1 million in June 2012 to 44.8 million in June 3013).1

This data clearly shows that the market is already responding to increased consumer demand for speed and capacity. Also, the report, in footnote 14, states, “these increases are largely due to a change in upstream-speed reporting by a single DSL services provider.”12 In this one sentence, the FCC acknowledges that DSL is a competitive with cable in the fixed-wireline arena. Furthermore, Chart 1 below demonstrates significant subscriber churn between AT&T and Comcast, indicating vibrant competition.

1 Industry Analysis and Technology Division, Wireline Competition Bureau, Internet Access Services: Status as of June 30, 2013 (June 2014). Via: www. fcc.gov/web/stats.
2   Id

III. FCC use of Merger Conditions

FCC Commissioners have expressed concerns regarding the FCC’s expanded use of the public interest test to extract conditions:

•
FCC Commissioner Harold Furchgott-Roth said the voluntary conditions submitted by SBC in the merger review process of SBC-Ameritech could only be called voluntary by “those willing to contort the English language.”4 5

•
Also in reference to the SBC/Ameritech merger, FCC Commissioner, Michael Powell said, that he did not agree with “the idea that a regulated entity can ‘voluntarily’ offer and commit to broad-ranging legal obligations and penalties. There is never anything voluntary about the regulatory relationship.”6

3 Dion, Don. AT&T Gets Very Direct, Seeking Alpha, May 5, 2014. Via www.seekingalpha.com
4 Furchgot-Roth, Harold. Press Statement of Commissioner Harold Furchtgott-Roth RE SBC-Ameritech Transfer Proceeding. Oct. 1999. via:
http://transition. fcc.gov/Speeches/Furchtgott_Roth/Statements/sth_fr948.html
5 May, Randolph J. Any Volunteers: The FCC unfairly regulates ‘by condition’ when it extracts concessions from merging telecom companies. Legal Times, March 6, 2000. Via:
http://www.pff.org/issues-pubs/other/opinion/000306LegalTimes.html
6 Powell, Michael. Press Statement of Commissioner Michael K. Powell, Concurring in Part and Dissenting in Part. Memorandum Opinion and Order, Applications of Ameritech Corp., Transferor, and SBC Communications Inc., Transferee, For Consent to Transfer Control of Corporations Holding Commission Licenses and Lines Pursuant to Section 214 and Section 310(d) of the Communications

•	Unfortunately, the trend in FCC merger reviews continues to be “excessively coercive and lengthy,” according to FCC Commissioners Rob M. McDowell and Meredith Attwell Baker.7 They reiterated that

Any proposed remedies should be narrow and transaction specific, tailored to address particular anticompetitive harms. License transfer approvals should not serve as vehicles to extract from petitioners far-reaching and non-merger specific policy concessions that are best left to broader rulemaking or legislative processes.8

The FCC’s track record of voluntary merger conditions have become more intrusive over time and are likely to affect other aspects of the industry rather than apply only to the merger at hand.

Previous conditions9 include: divestiture of certain assets,10 the creation of new programming and a la carte options,11 temporary price freezes,12 increased reporting requirements,13 unbundling of services,14 adherence to open Internet rules.15

These clearly move away from mitigating anti-competitive harms that are a direct result of a transaction and steps into prescribing business models.

Boundaries of the Public Interest Test

Act and Parts 5, 22, 24, 25, 63, 90, 95, and 101 of the Commission’s Rules (CC Docket No. 98-141) Oct. 6, 1999. Via: http://transition.fcc.gov/Speeches/Powell/Statements/stmkp929.txt
7 Id
8 Joint Concurring Statement of Commissioners Robert M. McDowell and Meredith Attwell Baker. FCC 11-4
9 Ruane, Kathleen A. CRS Report for Congress: Merger Review Authority of the Federal Communications Commission. August 20, 2008.
10 See e.g., In re News Corp. & DIRECTV Group, Inc., 23 FCC Rcd 3265, 3294 at ¶ 63 (2008)(ordering the severance of attributable interests in certain assets)
11 In the Matter of Applications for Consent to the Transfer of Control of Licenses XM Satellite Radio Holdings Inc, Transferor to Sirius Satellite Radio, Inc., Transferee, Memorandum Opinion and Order and Report and Order, MB Docket No. 07-57 at ¶111-112.
12 In the Matter of Applications for Consent to the Transfer of Control of Licenses XM Satellite Radio Holdings Inc, Transferor to Sirius Satellite Radio, Inc., Transferee, Memorandum Opinion and Order and Report and Order, MB Docket No. 07-57 at 1105-110; In the Matter of SBC Communications and AT&T Corp. Applications for Approval of Transfer of Control, 20 FCC Rcd 18290, Appendix F (2005).
13 In the Matter of SBC Communications and AT&T Corp. Applications for Approval of Transfer of Control, 20 FCC Rcd 18290, Appendix F (2005).
14 Id
15 In the Matter of Verizon Communications, Inc. and MCI, Inc. Applications for Approval of Transfer of Control, Order, FCC 05-184, Appendix G (November 15, 2005).
The FCC has been granted the authority to impose conditions that remedy merger related harms.16 Although legal precedence may seem scarce in terms of how the public interest test should be applied to mergers, there is precedence on how the public interest test should be applied in respect to the authority granted to the FCC where the requisite test is assuring the public interest.

The general legal precedent requires that the FCC should not use the public interest evaluation to equalize competition.17 In other words, the public interest condition is not about competitors it is about competition.

The paper, Separating Politics from Policy in FCC Merger Reviews: A Basic Legal Primer of the Public Interest Standard by Thomas M. Koutsky, Esq. and Lawrence J, Spiwak, Esq., cites much of the relevant case law in which precedent “dictates that the FCC’s ‘public interest authority is not unfettered.”18 Case law provides insight into the limitations of the FCC. The following is a brief sample of the case history that Koutsky and Spiwak cite, setting the bounds of FCC authority.

In, the 1974 case Hawaiian Tel. Co. v. FCC, the D.C. Circuit found that it was “embarrassingly apparent that the Commission has been thinking about competition, not in terms primarily as to its benefit to the public, but specifically with the objective of equalizing competition among competitors.”19
In the 1981 D.C. Circuit case, w. Union Tel. Co. v. FCC, the court stated that “equalization of competition is not itself a sufficient basis for Commission action.20 Once again, citing Hawaiian Telephone, the 1995 D.C. Circuit confirmed that the public interest standard did not give the Commission autonomy to “subordinate the public interest to the interest of ‘equalizing competition among competitors’“ in SBC Communications Inc. v, FCC.

Twice21 the D.C. Circuit Court has determined that the FCC “does not have the authority to use merger conditions to circumvent statutes the agency is charged with administering.22

The FCC should not pursue policy goals outside of its regulatory authority:

While the FCC is well within its authority to issue narrowly- tailored

16 47 U.S.C. §303(r)
17 Spiwak, Larry. A Quick Primer on the FCC’s “Public Interest” Merger Authority. March 13, 2014.
18 Koutsky, Thomas M. & Lawrence J. Spiwak. Separating Politics from Policy in FCC Merger Reviews: A Basic Legal Primer of the Public Interest Standard. 18 CommLaw Conspectus. 329 (2010). Via: http://commlaw.cua.edu/res/docs/05-Koutsky-Spiwak-Final.pdf
19 Hawaiian Tel. Co. v. FCC, 498 F.2d 771 (D.C. Cir. 1974).
20 W. Union Tel. Co. v. FCC, 665 F.2d 1112, 1122 (D.C. Cir. 1981)
21 see SBC Commc’ns Inc. v. FCC, 56 F.3d 1484, 1490 (D.C. Cir. 1995). See also Ass’n of Commc’ns Enters. v. FCC, 235 F.3d 662, 663, 666-68 (D.C. Cir. 2001).
22 Koutsky, Thomas M. & Lawrence J. Spiwak. Separating Politics from Policy in FCC Merger Reviews: A Basic Legal Primer of the Public Interest Standard. 18 CommLaw Conspectus. 329 (2010). Via: http://commlaw.cua.edu/res/docs/05-Koutsky-Spiwak-Final.pdf.

conditions as appropriate to remedy a merger-related harm, viewing industry mergers as opportunities to promote or jump-start an affirmative public policy agenda via so-called “voluntary” merger commitments—particularly if policymakers are frustrated by an inability to achieve a political consensus on nationwide rules of general applicability—is a troubling extension of regulatory authority by the FCC.23

Because the FCC seems to disregard these restraints to its authority, it seems that companies do their best to determine what the FCC might want as public interest conditions. Companies then implement these conditions in what I suspect is a way to speed the process and reduce what I consider FCC overreach.

IV. Heading off the FCC

In light of previously imposed merger conditions, Comcast and TWC have included many of these already “agreed to” conditions as part of their merger agreement before the FCC began the review process:

•
As noted earlier, the FCC has previously imposed a 30% cap on the market share that might be held by any MVPD.24 This cap has been twice vacated by the court of appeals;25 however, it has still been included as part of merger conditions.26 Comcast’s subscribership/coverage area is currently 28.6% and TWC’s is 19.6%.27 As a condition of the merger Comcast and TWC will “swap” certain coverage areas to ensure there are no harms to competition. Additionally, upon approval of the merger, Comcast will divest 3.9 million customers to Charter Communications in order to stay under the FCC’s arbitrary 30% subscribership cap.

•
Furthermore, the Conditions from Comcast’s previous merger with NBC Universal will extend to their new subscriber areas. This includes the no-blocking and non-discrimination “Open Internet Rules,” which were imposed on Comcast even after the DC Circuit vacated these rules.28

23 Koutsky, Thomas M. & Lawrence J. Spiwak. Separating Politics from Policy in FCC Merger Reviews: A Basic Legal Primer of the Public Interest Standard. 18 CommLaw Conspectus. 329 (2010). Via: http://commlaw.cua.edu/res/docs/05-Koutsky-Spiwak-Final.pdf.
24 In the Matter of Applications of Comcast Corp. and TWC Cable Inc. for Consent to Transfer Control of Licenses and Authorizations. FCC MB Docket No. 14-57. April 2014
25 See TWC Entm’t Co. v. FCC, 240 F.3d 1126, 1136 (D.C. Cir. 2001) (“TWC II”). Comcast Corp. v. FCC, 579 F.3d 1, 9 (D.C. Cir. 2009).
26 In the Matter of Applications of Comcast Corp. and TWC Cable Inc. for Consent to Transfer Control of Licenses and Authorizations. FCC MB Docket No. 14-57. April 2014 p.143-144
27 Id 107
28 Id 110

•	The merged Comcast NBC Universal, committed to expanding local programming,29 educational programming,30 programming for children,31 and maintaining diversity.32

•
Comcast’s Internet Essentials program, which has connected 1.4 million low income Americans since 2011,33 was born out of this merger as well.34 Further in August 2014, Even though the requirement for expanding this program has expired, Comcast will continue to expand Internet Essentials, which has been extended to new Families who are approved for Internet Essentials between August 4th and September 20th, 2014 will receive up to six months of Internet service. This program will now reach former TWC customers in markets like New York and Los Angles.35

V. Conclusion

If the FCC does decide to impose conditions, it should ensure that they are tailored to actual anticompetitive harms rather than non-transaction-specific policy prerogatives.

Thank you again for your consideration of these comments.

Respectfully,

Grover G. Norquist
President
Americans for Tax Reform

Katie McAuliffe
Executive Director
Digital Liberty

29 In the Matter of Applications of Comcast Corp. and TWC Cable Inc. for Consent to Transfer Control of Licenses and Authorizations. FCC MB Docket No. 14-57. April 2014 p.
30 Id 110
31 Id
32 Id 110-120. Clyburn Statement
33 In the Matter of Applications of Comcast Corp. and TWC Cable Inc. for Consent to Transfer Control of Licenses and Authorizations. FCC MB Docket No. 14-57 p.64-71
34 Id
35 Id

Before the
Federal Communications Commission
Washington, D.C. 20554

In the Matter of Applications of Comcast Corp. and Time Warner Cable, Inc. For Consent to Transfer Control of Licenses and Authorizations	) ) ) ) ) ) ) ) )	MB Docket No. 14-57

COMMENTS OF HANCE HANEY
SENIOR FELLOW
DISCOVERY INSTITUTE

The Commission has requested comments regarding the joint applications submitted by Comcast Corp. and Time Warner Cable, Inc. on April 8, 2014 for permission to transfer of control of various FCC licenses and authorizations so that the companies can merge and better serve consumers.1

I.           THE MERGER WILL NOT REDUCE COMPETITION

The Department of Justice and the Federal Trade Commission review proposed mergers to evaluate whether they will “substantially lessen competition.”2 There is no doubt that a merger between Comcast and Time Warner Cable satisfies this test. As these companies have correctly observed, they serve “almost entirely distinct” geographic areas; therefore, since Comcast and Time Warner Cable are not direct competitors, a merger would not result in any reduction in competition, nor would it increase market share, in any geographic product market.3 Accordingly, from an antitrust perspective, there can be no debate that this merger should be approved.

Former Commissioner Harold Furchtgott-Roth notes that neither the Clayton Act nor the Communications Act provide specific authority for review of mergers by the FCC.4 In determining whether transfers of control of FCC licenses and authorizations between merging communications firms serve the “public interest,” the FCC has taken it upon itself to conduct a broader inquiry than strict antitrust issues, including “spectrum aggregation, universal service, localism and diversity.”5 Here it should be noted that the purpose of the broader review by the FCC is firmly rooted in the past, when cable and telephone services were furnished by government-sanctioned monopolies utilizing facilities based in completely distinct technologies. Not only are monopoly franchises are a thing of the past, but modern broadband platforms have also rendered previous technology distinctions meaningless. Firms that could only provide cable, telephone or mobile voice service utilizing a single-purpose technology in the past can now offer voice, video and data services from a single platform. These economies of scope have facilitated a highly competitive broadband market. Now the distinction between fixed and wireless broadband is blurring. Efforts to improve industry performance based on legacy distinctions could prove harmful to the broadband ecosystem as a whole.

It should also be noted that when the FCC conducts a merger review it is not necessarily limited to “spectrum aggregation, universal service, localism and diversity.” Since neither Congress nor the Commission have ever clearly defined what the term “public interest” means, as a practical matter it means whatever a minimum of three of the current five commissioners want it to mean—and this creates uncertainty for investors, lenders and others.

The risk of FCC error is particularly acute given that, as Furchtgott-Roth points out, “the FCC’s denial of a license transfer [or approval subject to inappropriate conditions] has, as a practical matter, little or no court review.”6

As a result of this combination of factors, there can be serious and unintended consequences when the Commission attempts to use the license transfer process to promote otherwise worthy-sounding objectives, such as “spectrum aggregation, universal service, localism and diversity.” Specifically, there is a danger that the Commission could inhibit investment, innovation and competition, as the late Professor Alfred E. Kahn warned.

The industry is obviously no longer a natural monopoly and wherever there is effective competition—typically and most powerfully, between competing platforms—land-line telephony, cable and wireless—regulation of the historical variety is both unnecessary and likely to be anticompetitive. In particular, it is likely to discourage the heavy investment in the development and competitive offering of new platforms, and in increasing the capacity of the Internet to handle the likely astronomical increase in demands on it for such uses as on-line medical monitoring and diagnosis, video transcription and gaming.7

The FCC’s merger review process definitely qualifies as “regulation of the historical variety,” and the Commission should take great care to act with humility and caution. Broadband providers have invested more than $60 billion per year on average in recent years,8 and the market is still extremely dynamic as network providers, device manufacturers, app developers, content providers and others continue to improve existing products and services, bring new innovations to market and experiment with business models. The Commission needs to be forward-looking, and, for one thing, avoid foreclosing opportunities for investment and innovation by rejecting mergers on ideological grounds (i.e., for the purpose of trying to promote a market structure that consists of a larger number of smaller firms). The Department of Justice has cautioned the Commission against such an approach.

Broadband is a cornerstone of growth and innovation in the 21st century economy. American citizens want and deserve the best possible services and a choice of providers. As part of the development of a broadband plan, the Commission should evaluate what strategies will best promote the development of an affordable and innovative broadband infrastructure in the United States.

These broad goals are best served by promoting competition in broadband markets. In practice, this does not mean striving for broadband markets that look like textbook markets of perfect competition, with many price-taking firms. That market structure is unsuitable for the provision of broadband services, which involve very substantial fixed and sunk costs. Rather, promoting competition is likely to take the form of enabling additional entry and expansion by wireless broadband providers, applying other appropriate policy levers, and spurring competition among broadband providers by improving the information available to consumers about the service offerings in their areas.9

Ideally, the Commission should limit the review of license and authorization transfers to whether the applicant is qualified and able to provide the service according to the terms of the license or authorization and let the Department of Justice and the Federal Trade Commission worry about competition. “Spectrum aggregation, universal service, localism and diversity” should all be addressed in rulemaking proceedings applicable to the entire industry.

II.           THE MERGER WILL PROMOTE COMPETITION

Broadband services involve “very substantial fixed” costs and are subject to “large economies of scale,” as the Department of Justice has pointed out.10 Communications policy should allow firms to exploit economies of scale—which allow them to decrease the average cost of serving every customer by adding more customers at lower incremental costs. In so doing, a larger firm can place itself in a better position to undertake the heavy investment necessary to promote innovation and competition that will yield more choices and ultimately lower prices for consumers.

Comcast and Time Warner Cable estimate that this transaction should result in cost savings and other synergies worth approximately $1.5 billion within three years, and recurring every year thereafter.11 They believe this is a conservative estimate and does not take into account future revenue-generating opportunities.12

Whereas Comcast has already transitioned to all-digital technology that’s “necessary to free up the additional bandwidth needed to provision higher speeds,” Time Warner Cable’s transition is complete in only approximately 17 percent of its footprint.13 Comcast and Time Warner Cable believe that the combined company will be better positioned to upgrade the Time Warner systems as a result of “Comcast’s stronger balance sheet, together with efficiencies generated by the transaction, and Comcast’s experience in converting its own plant to all-digital over a compressed time frame...”14

Considering both the ability to generate at least $1.5 billion in increased earnings within three years and every year thereafter from cost savings and other synergies that can be invested in additional broadband network capacity as well as the expanded range of business opportunities that scale efficiencies will position the combined company to exploit in the future, a merger between Comcast and Time Warner Cable will clearly promote competition in the market for broadband services.

III. THE COMBINED ENTITY WILL NOT BE “TOO BIG”

Comcast’s current market capitalization ($140.17 billion) is smaller than AT&T ($178.92 billion) and Verizon ($201.62 billion) until Time Warner Cable ($40.93 billion) is added. Comcast and Time Warner Cable have a combined market capitalization of $182.07 billion, which is comparable to AT&T and Verizon. In terms of revenue, AT&T ($128.75 billion) and Verizon ($120.55 billion) are considerably ahead even after Comcast ($64.66 billion) and Time Warner Cable ($22.12 billion) are combined ($86.78 billion).

The combined entity would not have excessive market share, as some critics claim.15 According to Comcast, the company would serve fewer than 30% of video subscribers, about 35% of wired broadband connections and a little over 15% of both fixed and mobile wireless broadband consumers when the merger is complete.16

In any event, these market definitions (i.e., cable, fixed broadband, mobile broadband, etc.) are rapidly becoming obsolete as an analytical tool for the Commission’s use in evaluating mergers such as this one. Although mobile wireless broadband services have been significantly slower and more expensive than cable modem, DSL and FTTP broadband services in the past, they are catching up. Not only that, but according to the most recent Form 477 summary issued by the Commission, mobile broadband services are the fastest growing of all broadband services (measured by the number of connections), and the most popular overall (despite differences in terms of cost and speed).

Whereas cable modem broadband connections at least 3 Mbps downstream increased 92% from June 2009 through June 2013, mobile wireless broadband connections increased 41,528%.17

In the category of broadband services at least 10 Mbps (but not more than 25 Mbps) downstream, mobile wireless has a 52% market share compared to 31% for cable modems.18

Although cable modem services do dominate the broadband market at the highest speed tiers [above 25 Mbps downstream], that is the smallest segment of the market. There were more than 246 million connections in the under-25 Mbps market segment that is dominated by mobile wireless at the end of June, 2013 versus less than 30 million connections in the above-25 Mbps segment that is dominated by cable modems.19

The bottom line is that at the present time Comcast and Time Warner Cable in particular, and broadband-over-cable modem providers in general, face significant competition from broadband-over-mobile wireless providers and others given the fact that most consumers do not choose to take broadband at the highest speeds. Moreover, broadband-over-cable modem providers will face increasing pressure in the above-25 Mbps segment, particularly as a result of ongoing improvements in mobile wireless technology and as additional spectrum becomes available.

CONCLUSION

For the foregoing reasons, the Commission should expeditiously approve the applications of and not impose onerous conditions.

Respectfully Submitted, /s/ Hance Haney Hance Haney Senior Fellow Discovery Institute 3213 Duke St. No. 812 Alexandria, VA 22314 Aug. 24, 2014

The views expressed herein are those of the author and do not necessarily reflect those of the Discovery Institute.

1 Commission Seeks Comment on Applications of Comcast Corporation, Time Warner Cable, Inc., Charter Communications, Inc., and Spinco To Assign and Transfer Control of FCC License and Other Authorizations (Public Notice), MB Docket No. 14-57 (Jul. 10, 2014), available at https://apps.fcc.gov/edocspublic/attachmatch/DA-14-986A1.pdf.
2 “Frequently Asked Questions About Transactions,” Federal Communications Commission, accessed Aug. 23, 2014, http://www.fcc.gov/guides/mergers-frequently-asked-questions.
3 In the Matter of Applications of Comcast Corp. and Time Warner Cable, Inc. for Consent to Transfer Control of Licenses and Authorizations, MB Docket No. 14-57, Applications and Public Interest Statement of Comcast Corp. and Time Warner Cable, Inc. (Apr. 8, 2014), relevant portion available at http://apps.fcc.gov/ecfs/document/view?id=7521098024, 138.
4 Harold Furchtgott-Roth, “Assessing Competition in the Wireless Sector: How DoJ Can Clear Away the Fog From Proposed Mergers,” Engage, Vol. 13, Issue 2 (July 2012) available at http://www.hudson.org/content/researchattachments/attachment/1073/20120928furchtgottrothengag  e13.2.pdf, 109 (Furchtgott-Roth also suggests that parallel reviews by DoJ or the FTC and the FCC have “many potential unintended consequences that could undermine a DoJ/FTC court challenge.”).
5 Frequently Asked Questions, supra note 2.
6 Assessing Competition, supra note 4.
7 Alfred E. Kahn, “Network Neutrality,” AEI-Brookings Joint Center for Regulatory Studies (Mar. 2007) available at http://papers.ssrn.com/sol3/papers.cfm?abstractid=973513, at 1.
8 “Four Years of Broadband Growth,” The White House (June 2013), available at http://www.whitehouse.gov/sites/default/files/broadbandreportfinal.pdf, 5 (“In fact, since President Obama took office in early 2009, nearly $250 billion in private capital has been invested in U.S. wired and wireless broadband networks.”)
9 In the Matter of Economic Issues in Broadband Competition: A National Broadband Plan for Our Future, GN Docket No. 09-51, Ex Parte Submission of USDOJ (Jan. 4, 2010), available at http://www.justice.gov/atr/public/comments/253393.pdf, 29-30.
10 Id., 7, 11, 29.
11 Public Interest Statement, supra note 3, 27.
12 Id.
13 Id., 32.
14 Id., 28.
15 See, e.g., Testimony of Gene Kimmelman, President and CEO, Public Knowledge, before the Committee on Commerce, Science and Transportation, United States Senate (Jul. 16, 2014), available at http://www.commerce.senate.gov/public/?a=Files.Serve&Fileid=f222afa5-0a55-4768-9fc7-d952b21f40ee (“As a result of the merger, Comcast will control nearly 50 percent of high speed Internet access in this country, over 30 percent of Multi-Channel Video Programming Distributor (MVPD) subscribers and almost 60 percent of cable subscribers. Comcast will also have a significant presence in 16 out of 20 of the largest DMAs in the country.” (footnotes omitted.))
16 Keynote address of David L. Cohen, Executive Vice President, Comcast Corp., before the Technology Policy Institute’s Aspen Forum (published Aug. 19, 2014) available at https://www.youtube.com/watch?v=KF2oEKMJA5c.
17 “Internet Access Services: Status as of June 30, 2013,” Federal Communications Commission (June 2014), available at http://transition.fcc.gov/DailyReleases/DailyBusiness/2014/db0625/DOC-327829A1.pdf, Table 7.
18 Id., Table 10.
19 Id.

August 22, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

COMMENTS OF THE AMERICAN LEGISLATIVE EXCHANGE COUNCIL
(“ALEC”)1

The American Legislative Exchange Council (ALEC) works to advance limited government, free markets, and federalism at the state level through a nonpartisan public-private partnership of America’s state legislators, members of the private sector and the general public. With nearly 2,000 members, ALEC is the nation’s largest, non-partisan, individual public-private membership association of state legislators.

We are aware that the FCC is currently reviewing a proposed transaction between Comcast and Time Warner Cable. We write you today to urge an expeditious review of this transaction, with little to no regulatory conditions. It is necessary for the private industry to continue to innovate and invest, and we urge you not to use this proposed transaction as a mechanism to place additional or inflated regulatory burdens upon industry, like imposing severe Network Neutrality restrictions, which would disincentivize private industry from growing and investing in new business ventures.

Again, we urge you to provide an expeditious review or the proposed transaction between Comcast and Time Warner Cable with little to no regulatory conditions.

1 These comments express the views of Rep. Blair Thoreson of North Dakota, Bartlett Cleland of the Institute for Policy Innovation, and Michael Hough of ALEC. The views expressed do not necessarily reflect the view of the members of or others associated with ALEC, the State of North Dakota, or the Institute for Policy Innovation. ALEC works to advance the fundamental principles of free-market enterprise, limited government, and federalism at the state level through a nonpartisan public-private partnership of America’s state legislators, members of the private sector and the general public.

For the foregoing reasons, ALEC believes the Commission should act in accordance with the views expressed herein.

Respectfully submitted,

/s/ Rep. Blair Thoreson

Rep. Blair Thoreson
North Dakota
ALEC Communications and Technology Task Force Public Sector Chair

/s/ Bartlett Cleland

Bartlett Cleland
Institute for Policy Innovation
ALEC Communications and Technology Task Force Private Sector Chair

/s/ Michael Hough

Michael Hough
ALEC Communications and Technology Task Force Director

American Legislative Exchange Council 2900 Crystal Drive Suite 600 Arlington, VA 22202 (571) 482-5155

August 22, 2014

Comments of Brandon Arnold
Executive Vice President, National Taxpayers Union
To the Federal Communications Commission
On the Proposed Merger between Comcast and Time Warner Cable

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th St., SW
Washington, DC 20554

Re: MB Docket Number 14-57

Dear Chairman and Commissioners:

On behalf of the 362,000 members of National Taxpayers Union (NTU), I write to express our views regarding the proposed merger of Comcast Corporation and Time Warner Cable Inc. (TWC). NTU is the nation’s oldest taxpayer advocate organization. We are a nonprofit, nonpartisan citizen group that works for lower taxes, limited government, and free enterprise.

For nearly 20 years NTU has reached out to Members of the Commission on a number of telecommunications issues affecting taxpayer rights and consumer freedom of choice – two principles that our organization’s members have sought to protect and expand. For example, NTU has long championed a streamlined competitive auction process for spectrum and was a founding member of the Coalition for Fair Spectrum Auctions. NTU has also submitted comments to the FCC on behalf of taxpayers during consideration of prior merger applications by XM and Sirius, NBC and Comcast, and AT&T and T-Mobile.

Given the size and scope of this proposed merger – a $45 billion acquisition – it is important that the interests of taxpayers and the general public are considered and protected. In examining the transaction, NTU has paid particular attention to any potential negative consequences that it could have on downstream consumers. After careful review of this matter, we perceive no detrimental effects to consumers and taxpayers.

There are several factors that contributed to our findings. First and foremost, Comcast and TWC do not directly compete with one another in any local markets, meaning the merger would not result in a reduction in consumer choice among multichannel video programming distributors (MVPD) or broadband Internet providers. Indeed, most consumers currently have one and only one option when it comes to cable providers. The vast majority of consumers are provided with multiple options for paid television services from other MVPDs such as satellite and fiber optic providers. Additionally, these services are seeing a surge in competition from online television content. The MVPD marketplace is dynamic and competitive and would continue to be so after the merger.

In terms of broadband Internet offerings, the marketplace is growing and improving as consumers are increasingly benefiting from several options for high-speed service including cable, digital subscriber line, wireless, and fiber offerings. As new technologies are developed and more investment is made in infrastructure, we anticipate this marketplace will evolve with many salutary effects on the economy. While the development of more competitive telecommunications markets is an important consideration for policymakers and regulators, it should be noted again that this proposed transaction would have no effect on the number of broadband options available to consumers.

Secondly, NTU has examined the potential effects that increased consolidation would have on consumers and related businesses. Per the terms of the agreement, Comcast would acquire 11 million TWC customers and subsequently divest nearly four million customers to other providers. The net result would bring Comcast’s customer base from approximately 22 million to 29 million, while ensuring that Comcast’s total share of subscribers remains below 30 percent of the total MVPD market. At this level of market share, it is unlikely that downstream consumers or upstream businesses – such as content providers – would be significantly disadvantaged by any increased bargaining power of Comcast-TWC.

NTU would also encourage Commissioners to consider other forms of upside potential in this merger. Current TWC customers in particular stand to gain. As of now, 100 percent of Comcast’s footprint offers all-digital service, while the same is true for just 17 percent of TWC’s. Comcast’s strong emphasis on providing digital services to its customer base will likely accrue first to its new subscribers following the merger.

In reviewing the proposed merger, NTU urges the FCC to exercise thoroughness, but also restraint. It is important for the Commission to analyze the transaction through a “public interest” lens so as to carefully examine and balance the potential for consumer harm and benefit. At the same time, it should not exceed its statutory authority or use the review process as an opportunity to enact unrelated policy changes.

Of particular concern to taxpayers is the potential for “backdoor regulation” in which the FCC has pushed prior applicants into “voluntary” agreements as a condition for approval. Such agreements are troubling for several reasons: they often exceed the regulatory authority granted to FCC by Congress, they occur without the open rulemaking process that permits public comment, and they constitute an inappropriate use of government power. The FCC should not use this merger application as an opportunity to extract unrelated concessions from the applicants. Any such concessions should be directly related to the alleviation of merger-related harms – should the FCC determine that any such harm would result from this transaction.

The proposed merger for Comcast and TWC offers benefits for consumers, the economy, and the nation’s telecommunications infrastructure. Moreover, it does not pose a potential fiscal detriment to taxpayers or reduction in marketplace competition that would recommend the merger’s disapproval. For these reasons, NTU encourages the FCC to approve of this transaction in a timely manner.

Thank you for your consideration of and attention to our remarks.

Sincerely,

/s/ Brandon Arnold
Brandon Arnold
Executive Vice President

August 25, 2014

Federal Communications Commission
445 12th Street S.W.
Washington, D.C. 20554

RE: Commission Seeks Comment on Application of Comcast Corporation, Time Warner
Cable Inc., Charter Communications, Inc., and SpinCo to Assign and Transfer Control of
FCC Licenses and Other Authorizations

Dear Sir or Ma’am:

These comments are submitted for the record to the Federal Communications Commission by The Heartland Institute in response to the Commission’s request for comments on the efforts of Comcast Corporation and Time Warner Cable to transfer control of various FCC licenses and other authorizations pursuant to Sections 214 and 310(d) of the Communications Act of 1934 from Time Warner Cable (TWC) and its affiliates and related entities to subsidiaries or affiliates of Comcast.1 This transfer would allow Comcast and TWC to complete their pending sale.

The Heartland Institute is a national nonprofit research organization based in Chicago. Its mission is to discover, develop, and promote free-market solutions to social and economic problems. Founded in 1984, it is tax exempt under Section 501(c)3 of the Internal Revenue Code. It is not affiliated with any political party, business, or foundation.

Heartland has gained the endorsement of many of the top scholars, thinkers, and politicians in the world – including Nobel Laureate Milton Friedman, former Czech Republic President Vaclav Klaus, and think tank leaders including Sen. Jim DeMint (The Heritage Foundation), Morton Blackwell (The Leadership Institute), and Grover Norquist (Americans for Tax Reform).

The Heartland Institute’s Center on the Digital Economy regularly publishes research and commentary on telecommunications based on its view of sound economics and free-market competition.2 Heartland’s researchers and writers say rules for the Internet and electronic commerce should result from private collective action, not government regulation. Heartland’s experts also contend effective free-market advocacy and education are required to overcome the special-interest groups who have the ear of policymakers too eager to regulate.

Specifically with respect to the application of Comcast and TWC, Heartland notes the two entities do not operate in the same markets, and thus their application does not raise antitrust concerns. The end result of this transaction would be improved telecommunication services for consumers with little effect on competition. Since the proposed transaction presents no harm to either the market or public as a whole, it should be allowed to continue with no extraneous conditions being placed on the companies as a condition of approval.

In particular, we call FCC’s attention to the following:

1.           Comcast and TWC service territories do not overlap, and this transaction would not remove a competitor from the playing field.

Comcast and TWC do not operate in the same markets, making it unlikely consumers would experience a loss of competitive choice or product availability in television, broadband Internet, or telephone services. In an April 2014 open letter to Sens. Chuck Grassley (R-Iowa) and Mike Lee (R-Utah), the leaders of several free-market and pro-taxpayer organizations noted: “The transaction will simply swap one cable company for another in some markets – something which is competitively neutral on its face.”3

Ronald D. Rotunda, the Doy & Dee Henley Chair and Distinguished Professor of Jurisprudence at Chapman University, argued in a media statement that the merger is more likely to help consumers than harm them.

The merger does not limit competition because Comcast and Time Warner do not compete against each other. The two companies do not now operate in any of the same ZIP codes. The larger company will have greater resources, which will allow them to compete against other media companies – such as Netflix – in creating new content for their subscribers. Increased competition is always good for the consumer. No consumer has ever been wounded in a price war.4

Comcast has made efforts to respond to many of the merger’s critics by agreeing to shed millions of subscribers if the transaction is allowed. Comcast has agreed to sell those subscribers to a major competitor and critic of the merger, Charter Communications. Comcast agreed to sell 1.4 million subscribers to Charter Communications while spinning off an additional 3.5 million subscribers into a separate company co-owned by both Comcast and Charter. That transaction, valued near $20 billion, would be completed only if FCC approves the merger. It would affect subscribers in Dallas, Detroit, Los Angeles, and Minneapolis.5

Even if the Comcast-Time Warner Cable transaction were to be approved, Comcast would have less than 30 percent of the total market for paid television services. Thirty percent has long been FCC’s threshold limit for pay TV ownership; that benchmark was overturned in 2009, when a legal decision determined FCC “failed to demonstrate that allowing a cable operator to serve more than 30 percent of all cable subscribers would threaten to reduce either competition or diversity in programming.”6

2.           The market for broadband Internet service is competitive and will remain competitive after this transaction.

Critics of the Comcast–TWC merger claim the transaction would make the market for broadband Internet service, which they believe is noncompetitive, even less competitive. Those critics are wrong: The market for broadband Internet service is thriving, and allowing the Comcast–TWC transaction to proceed will not destabilize that market.

In the coalition letter cited earlier, the free-market and taxpayer advocacy groups note the opponents of the merger have defined the market too narrowly and ignored the many options Americans have for accessing broadband services. The United States is one of only two nations worldwide that has developed three major nationwide broadband technologies competing for subscribers: cable, telco, and wireless 4G LTE.

Taking the wider broadband market into consideration diminishes Comcast’s post-transaction market share to only 20 percent, which is significant but not a monopoly. And even this lead in market share is likely to shrink. In recent years, cable providers have seen their customers move to new services like satellite or to new TV services from companies like AT&T and Verizon.7

According to MediaDailyNews, cable TV providers lost almost 2 million subscribers in 2013, 388,000 in the fourth quarter alone. Satellite providers added 170,000, an increase of 0.5%. TV provider services from telecommunications companies AT&T and Verizon also saw sharp increases, together adding 286,000 new customers.

The new competition to traditional cable television providers is expected to grow, with (for example) Google expanding its fiber services across the country. Will Rinehart of American Action Forum argues the television and video markets have rarely been more competitive, with 98 percent of Americans being able to choose from among three or more multichannel video programming distributors.8

The rate at which the video and broadband markets develop makes implementing regulation and other telecom policies difficult. Narrowing the discussion of mergers and antitrust policies to paid television services alone misses the realities of the current market.

Major cable companies face stiff competition from new competitors like Netflix, Hulu, Amazon, and YouTube, who are not burdened by the high infrastructure costs that cable companies must bear. FCC itself has recognized the growth in online video revenue, pointing in a Fact Sheet to the “tremendous growth” of the new industry.9

3. Internet service for consumers in TWC territories is likely to improve following the merger.

While critics of the Comcast–TWC merger have claimed that allowing the transaction to continue would lead to decreases in product quality and less investment in new networks and technology, current TWC subscribers can in fact expect to see improvements in the speed and quality of their broadband and television services.

In a new report from the Free State Foundation, Seth L. Cooper outlines several examples how consumers would benefit from the merger. He notes:10

On its face, Comcast/TWC poses a number of likely consumer welfare-enhancing benefits. If approved, the merger has the potential to:

•	Accelerate transition from analog to digital for cable video transmission to more broadband Internet consumers;

•	Enable faster deployment of DOCSIS 3.1 to more retail video subscription consumers;

•	Improve the competitiveness of the market for broadband services to business enterprise customers, including nationwide and inter-regional business customers; and

•	Increase efficiency as well as expand the supply and geographic scope for wireless backhaul infrastructure services needed to transmit wireless data.

Comcast currently offers broadband Internet speeds of 105 to 505 Mbps, considerably faster than the 50 Mbps offered by TWC in most locations. Comcast has already stated its intention to upgrade TWC’s slower broadband networks. Telecom website Light Reading points out Comcast has completed its transition to all-digital networks, while TWC has completed less than 20 percent of its planned transition.11 Comcast is an industry leader, offering more video, streaming, and high-definition options than TWC through its X1 operating system and Xfinity platforms.12

In a Forbes online article, Doug Brake, telecom policy analyst with the Information Technology and Innovation Foundation, says the claim that Comcast is likely to slow its investments in new technologies is unfounded, noting Comcast spent $5.4 billion in capital expenditures on its cable business last year alone. 13

Moreover, technology is generally being improved to provide faster internet for everybody. Current generation cable modem technology – DOCSIS 3.0 – is capable of well over 100 Mbps. DOCSIS 3.1, the next generation, which can be deployed with minimal changes to infrastructure, is designed for 10 Gbps downstream and 1 Gbps upstream.

Brake also notes consumers of the new combined company would be likely to benefit from increased efficiency arising from improved economies of scale. Brake cites a recent study from the Canadian government14 that found “economies of scale were responsible for 30 to 40 percent of productivity growth in the telecommunications sector from 1984 to 2008. The increasing returns to scale in the communications industry is a key reason why this deal is good for the economy and consumers.”

Conclusion

The Federal Communications Commission’s goal in this review is to determine whether the merger of Comcast and Time Warner Cable will negatively affect competition.

We respectfully submit this transaction will not hurt competition and in fact is likely to improve services for many consumers nationwide. The Heartland Institute urges FCC to consider these important points when making its decision:

•	The service territories of Comcast and TWC do not overlap, and this transaction would not remove a competitor from the playing field.

•	The market for broadband Internet service is competitive and will remain competitive after this transaction.

•	Internet service for consumers in TWC territories is likely to improve following the merger.

The Heartland Institute appreciates this opportunity to comment.

Sincerely, Matthew Glans Senior Policy Analyst The Heartland Institute

1 Federal Communications Commission. “Verizon Wireless-Spectrum Co Transaction Order.” August 23, 2012. http://www.fcc.gov/document/verizon-wireless-spectrum-co-transaction-order.

2 The Heartland Institute. “Center on the Digital Economy.” http://heartland.org/issues/telecom

3 Norquist, G., Kerpen, P., Lee T., Crews, W., Schatz, T., McAuliffe, K., Haney, H., Landrith, G, Giovanetti, T., Parde, D., and Williams, D. “Open letter to Sens. Chuck Grassley (R-Iowa) and Mike Lee (R-Utah) on Comcast/Time Warner Cable hearing.” April 09, 2014. http://thehill.com/blogs/congress-blog/technology/202963-open-letter-to-sens-chuck-grassley-r-iowa-and-mike-lee-r-utah#ixzz3Am2LdwYK.

4 Rotunda, R., Karnick, S., Motley, S. “Heartland Institute Experts React to Comcast Purchase of Time Warner Cable.” February 13, 2014.
http://heartland.org/press-releases/2014/02/13/heartland-institute-experts-react-comcast-purchase-time-warner-cable

5 Kang, C. “Comcast removes a major obstacle to its Time Warner Cable.” Washington Post. April 28, 2014. http://article.wn.com/view/2014/04/29/Comcast removes a major obstacle to its Time Warner Cable de/.

6 Lakely, J. “Federal Court Voids FCC’s ‘30 Percent’ Cable Rule.” Infotech & Telecom News. November 1, 2009. http://news.heartland.org/newspaper-article/2009/11/01/federal-court-voids-fccs-30-percent-cable-rule.

7 Friedman, W. “Pay, Cable TV Lose Subscribers, Satellite TV Gains.” Media Daily News. March 19, 014. http://www.mediapost.com/publications/article/221779/pay-cable-tv-lose-subscribers-satellite-tv-gains.html.

8 Rinehart, W. “Comcast-Time Warner Cable: An Overview of the Relevant Markets.” American Action Forum. February, 19 2014.
http://americanactionforum.org/insights/comcast-time-warner-cable-an-overview-of-the-relevant-markets.

9 Federal Communications Commission. “Fact Sheet: Internet Growth and Investment.” Commission Document. http://www.fcc.gov/document/fact-sheet-internet-growth-and-investment.

10 Cooper, S. “The Comcast/Time Warner Cable Deal: Keep the Focus on the Consumer Welfare Benefits.” Free

State Foundation. Perspectives from FSF Scholars, June 2, 2014, Vol. 9, No. 20. http://www.freestatefoundation.org/images/The_Comcast-Time_Warner_Cable_Deal_--_Keep_the_Focus_on_the_Consumer_Welfare_Benefits_053014.pdf.

11 Breznick, A. “What’s Next for TWC.” Light Reading. February 14, 2014. http://www.lightreading.com/mergers-and-acquisitions/whats-next-for-twc/d/d-id/707735.

12 Cohen, D. “Comcast and Time Warner Cable File Applications and Public Interest Statement with FCC.” Comcast Voices, April 8, 2014. http://corporate.comcast.com/comcast-voices/comcast-and-time-warner-cable-file-applications-and-public-interest-statement-with-fcc.

13 Brake, D. “Ignore Paranoid Bloggers: The Comcast-Time Warner Merger Is Good For Consumers.” Forbes, February 27, 2914. http://www.forbes.com/sites/realspin/2014/02/27/ignore-paranoid-bloggers-the-comcast-time-warner-merger-is-good-for-consumers/.

14 Wulong Gu and Lafrance, A. “Productivity Growth in the Canadian Broadcasting and Telecommunications Industry: Evidence from Micro Data.” Statistics Canada.
http://www.statcan.gc.ca/pub/11f0027m/11f0027m2014089-eng.pdf

August 22, 2014

Chairman Tom Wheeler
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re: MB Docket No, 14-57

Dear Chairman Wheeler,

The Asian & Pacific Islander Legislative Caucus represents a diverse constituency of Asian Americans and Pacific Islanders (AAPI) in California. l am pleased to write in support of the pending merger between Comcast and Time Warner Cable.

The API Legislative Caucus previously supported Comcast’s merger with NBC Universal based on Comcast’s commitment to expanding efforts to diversify its corporate leadership, workforce and programming. The Comcast NBC Universal merger resulted in a landmark MOU negotiated with key AAPI advocacy organizations. Comcast and NBC Universal promised critical investments in the AAPI community triggered by the merger between Comcast and NBC Universal. Since the signing of the MOU, Comcast has diligently and successfully worked to complete the overwhelming majority of its provisions leading to expanded distribution of Asian American owned-and-operated and targeted programming, the launch of a new video on demand offering AAPI programming as part of its standard digital package that serves 18 million subscribers, $1 million in investments over three years to strengthen a pipeline for AAPI themed programming, and strong steps toward fulfilling commitments to diversifying its procurement and workforce.

Furthermore. Comcast has significantly invested in providing access 10 affordable broadband service through their Internet Essentials program and the fulfilling its commitment to abide by stringent net neutrality rules as a part of their matter with NBC Universal, This is particularly important to the AAPI community because AAPI poverty increased by over 45% from 2011 to 2012 and the growth of AAPI poverty represents nearly 30% or the total increase in poverty among the U.S. populace.

I commend Comcast for its outstanding efforts in support of the AAP communities in California and believe that the company’s merger with Time Warner Cable will only expand this positive relationship to a broader base of AAPI communities in California. We look forward to vigilantly working with Comcast to increase its efforts to develop new AAPI programming, support diversity at all levels, and protect fair and reasonable access to high-speed broadband service.

Sincerely,

/s/ Paul Fong
Paul Fong
Assemblymember, 28th A.D.
Chair. API Legislative Caucus

August 21, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 126’ Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler and Commissioners:

I appreciate this opportunity to write to you, as Vice-Chair of the board of the National Organization of Black County Officials (NOBCO), to let you know that county officials throughout America’s 3,069 counties, boroughs, and parishes are in full support of the proposed Comcast and Time Warner transaction. This plan represents a remarkable opportunity for many of the citizens we collectively represent.

I’ve seen the positive changes that Comcast can bring in Caddo Parish, LA, where I have been a commissioner since 2004. Just 22 percent of our residents have earned a college degree and nearly 20 percent live below the poverty level. There appears to be a direct correlation between education and access to the Internet. Those with more education tend to have better access. Sadly, a lack of education appears to be perpetuated through barriers to information that is freely available — if only one can access the Internet.

In Louisiana, access to the Internet and its wealth of resources is among the lowest in the nation, with only 58.5 percent of the state’s residents reporting a home Internet connection, according to the most recent U.S. Census figures.

Comcast is known for its commitment to getting disadvantaged Americans connected to the Internet — more than 1.2 million at last count through the Internet Essentials plan. Many additional constituents of NOBCO membership affiliates stand to benefit greatly from that kind of service, as well as other community investments that a Comcast/Time Warner combination will bring to more Americans.

For instance, in homes where literacy is weak, moms, dads and kids could ‘attend’ online classes in basic education that are provided completely free. That’s possible thanks to an association Comcast set up in December with the non-profit Khan Academy. Once people get connected, there’s no limit to the potential for new learning opportunities, whether it’s pursuing higher education, getting exposure to job networks or expanding one’s cultural horizons.

Our communities also welcome a corporate partner known for building alliances with diverse groups. Comcast donates money and supplies mentors and other partners for projects that support and celebrate diversity. I understand that Louisiana received $183,000 last year alone in the form of scholarships, volunteering and donated services. In addition, we would relish the opportunity to expose our children to Comcast youth programs such as “Leaders and Achievers,” which awards college scholarships to young men and women who are improving their communities through service, while earning good grades and displaying leadership qualities.

I and other board members of NOBCO have proven records of speaking for those who often are not be heard above the clamor of big business and government, but whose interests form the promise for our communities’ futures. This is why we urge the Commission, as it moves through its deliberations, to carefully weigh the needs and concerns of those whose voices may be harder to hear.

Sincerely,

/s/ Stephanie Lynch
Commissioner Stephanie Lynch
Caddo Parish, LA
Vice Chair, National Organization of Black County Officials (NOBCO)

August 25, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street SW,
Washington, DC 20554

RE: MB DOCKET NO. 14-157

Dear Chairman Wheeler:

As President of the National Hispanic Caucus of State Legislators and as Senate President of Puerto Rico, I write to you representing Hispanic legislators and leaders from all corners of the United States. We urge your approval of the proposed Comcast — Time Warner transaction to allow Comcast’s inclusion initiatives to expand and help empower all citizens, of Hispanic heritage.

Comcast’s sizable cable and broadband networks deliver services that improve diverse communities. Many of our community members are still gaining fluency with English, while they use the Spanish language in their everyday lives. It is my understanding that Comcast is our nation’s largest provider of Spanish language cable network packages, and offers over 60 such networks on its systems. This allows Hispanics to connect to their heritage wherever they may be. The company also promotes Hispanic leadership in the entertainment and broadcast industries. Following their transaction with NBCUniversal, Comcast has launched networks like BabyFirst Americas, and El Rey, networks designed and deployed by Latino leaders.

Comcast also has displayed an extraordinary commitment to Hispanic programming through its acquisition and investment in Telemundo. Since purchasing Telemundo, Comcast has supported the development of original Spanish programing such as La Patrona, El Seflor de los Cielos, and the musical competition series La Voz Kids while also expanding Spanish language news at the Telemundo stations the company owns.

Page 2 | Letter of Support Comcast-Time Warner

Comcast’s internal practices support this external commitment to excellence through diversity. The company works with community groups like Congreso de Latinos Unidos and convenes leaders on Comcast’s internal Joint Diversity Council to ensure the development of Latino business talent. The results are clearly visible: I have learned that nearly 1 in 10 Comcast management employees are Hispanic and the number people of color in general at or above VP level has increased internally by over 30% over the past three years. Comcast also supports small and independent minority business owners, spending more than $3 billion with diverse suppliers in the past 3 years alone.

Comcast’s Internet Essentials program also provides civic leaders like NHCSL members a model for innovative public-private partnerships. The initiative offers eligible lower-income families a home Internet connection for less than $10/month along with affordable computer equipment. This service is a lifeline to underserved communities. With the Internet, families and children can access a worldwide network of educational and professional opportunities. For many needy families, such reliable access is often too costly for strapped budgets. According to statistics I have seen, Comcast has connected more than 1.4 million individuals nationwide with just 3 years of the service. Imagine the possibilities for empowerment if the program is extended to some of our largest Latino centers, like Los Angeles and New York City.

Please approve this transaction to help give leaders and citizens the tools they need to build more prosperous communities in partnership with innovative industry leaders.

Cordially,

/s/ Eduardo A. Bhatia

Toni Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As the Commissioner or the Georgia Department of Economic Development, it is my privilege and responsibility to create jobs and spur economic growth across the state. To that extent, we rely heavily on partnerships with a handful of corporate citizens that make up the “Georgia Allies”, a public-private partnership driving innovation and business growth in Georgia. Comcast is a vaulted partner in those efforts.

Relationships with our corporate partners are vital to the creation arid sustainability of a business friendly economic environment in Georgia, and companies like Comcast, which accounts for more than 4000 jobs in Georgia, are key to that effort. Growth for any company that employs thousands of Georgians across the state is ultimately beneficial for Georgia. To that end, I ask that you give the proposed merger between Comcast and Time Warner Cable your strongest consideration.

Thank you for your time and consideration.

Sincerely,

/s/ Christopher M. Carr
Christopher M. Carr
Commissioner
Georgia Department of Economic Development

August 25, 2014

Mr. Tom Wheeler
Chairman Federal Communications Commission
445 12th Street, SW
Washington DC, 20009

RE: MB Docket No 14-57

Dear Chairman Wheeler:

On behalf of the entire team at El Rey Network, we write this letter of support for Comcast Corporation.

In 2011, as part of Comcast’s commitment under the MOU with leading Hispanic advocacy organizations to better serve diverse communities, we were given the opportunity to start our new network, El Rey, that is now becoming an authentic voice of Latinos in this country and a fresh image of the new America.

As our country’s viewers become more diverse every day, and as competition to capture the eyes of our nation’s millennials grows, Comcast’s distribution on their platform has helped to ensure we can deliver on our strategic vision to make El Rey Network the home of great entertainment for a young, ever changing, demographically and culturally rich country.

We at El Rey Network appreciate our partnership with Comcast, which gave us the opportunity to better serve millions of new households hungry for robust, cutting-edge entertainment that more accurately reflects the growth of the nation.

Please do not hesitate to contact us should you need any additional information.

Sincerely, /s/ Roberto Rodriguez Roberto Rodriguez Founder, EL Rey Network

August 25, 2014

Mr. Tom Wheeler
Chairman
Federal Communications
Commission
445 12th Street, SW
Washington, DC 20554

Re:           MB Docket No. 14-57

I am the Executive Vice President and General Counsel of Starz (which includes Starz Networks), and I am writing in support of the proposed transaction between Comcast and Time Warner Cable. Starz Networks is a leading provider of premium subscription video programming through flagship networks STARZ and ENCORE, which showcase original programming and movies to U.S. multichannel video distributors (MVPDs), including cable operators such as Comcast and Time Warner Cable, satellite television providers, and telecommunications companies.

Starz Networks proudly airs more than 1,000 popular movies and original series such as Outlander, Spartacus, and The Missing. Combined, Starz Networks’ STARZ and ENCORE have served over 55.9 million subscribers, making them the largest pair of premium flagship channels in the U.S. This success is in large part due to the relationship that Starz Networks has with Comcast.

Comcast first established a business relationship with Starz Networks in 1997, and has since proved a valuable and reliable partner. Among other things, in 2010 Starz and Comcast entered into a new affiliation agreement, which presented Comcast with even more flexibility in presenting Starz’s programming, benefitting both Starz Networks and Comcast. This long-term agreement allows Comcast’s STARZ and ENCORE subscribers to have access to Starz Online and Encore Online, each offering over 300 movies and episodes of original programming. As of December 2013, our relationship with Comcast alone accounted for at least 1.0% of Starz’s revenue. Comcast has supported Starz Network’s efforts to grow and expand, and the transaction between Comcast and Time Warner Cable will allow for even further growth of Starz Networks and other programming providers. For example, it is my understanding that the Comcast/Time Warner Cable transaction will enable Comcast to provide faster Internet speeds and other significant benefits. Stan Networks will directly gain from these advancements in Comcast services because they will allow millions of additional subscribers to have access to better, more reliable platforms on which to access our programs.

In addition, because Starz Networks is a global provider of video programming, diversity and acceptance are essential factors for us. As a longtime business partner, Comcast has not only demonstrated acceptance of, but also promoted, diversity in both its programming content and other business practices. I understand that Comcast plans to even further expand its distribution of diverse networks, including ethnic programming, by launching four new minority-owned or managed networks plus an additional independent network. I believe Comcast is already the nation’s largest cable provider of Spanish language programming packages, and offers Hispanic, South Asian, Filipino, and Brazilian packages as part of their existing Triple Plays, which provide other international programming, free international long distance calling minutes, and high-speed data access. Through these initiatives, among many others, Comcast greatly supports Starz Networks’ global reach, an essential aspect of our network.

In conclusion, Starz Networks depends on its relationship with MVPDs to carry our programming, and Comcast and Time Warner Cable have been longstanding and reliable partners. For these reasons, Starz strongly supports approval of the transaction between these two companies.

Please feel free to contact me if you have questions or would like any additional information.

Very truly yours,

/s/ David Weil

David Weil
Executive Vice President and General Counsel

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
)
Applications of	)	MB Docket No. 14-57
)
Comcast Corp. and	)
Time Warner Cable Inc.	)
)
For Consent to Assign or Transfer Control of	)
Licenses and Authorizations	)

COMMENTS OF REELZCHANNEL, LLC

ReelzChannel, LLC (“REELZ”), by its attorneys, submits these comments in response to the Public Notice released July 10, 2014 in the above-captioned proceeding.1 For the reasons detailed herein, REELZ, a family-owned, independent video programming network, supports the proposed merger between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”).

I.	Introduction and Background

REELZ is an independent video programming network,2 and a subsidiary of Hubbard Broadcasting, Inc. (“HBI”), a privately held, family-owned business operating for more than 90 years, now with the fourth generation of Hubbard family members moving into its operations and management. While REELZ launched its public operations in September 2006, the network’s roots reach back more than 15 years, when HBI merged its direct broadcast satellite

1 See Commission Seeks Comment on Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and Spinco to Assign and Transfer Control of FCC Licenses and Other Authorizations, Public Notice, MB Docket No. 14-57, DA 14-986 (July 10, 2014).
2 REELZ considers a video programming network to be “independent” if it is affiliated with no more than three channels and is not commonly owned with a multichannel video programming distributor (“MVPD”) or one of the top four television broadcast networks.

(“DBS”) operations into DIRECTV.3 Through many years of commitment, great effort and substantial investment, REELZ currently is available in nearly 70 million households nationwide through distribution on DBS, cable television and telco systems, including Comcast and TWC. And through those years, as REELZ has proven its value, Comcast and TWC have progressively increased their support for the network.

REELZ’s tagline is: “Hollywood Happens Here!” REELZ connects its viewers across America with the magic, wonder and excitement of Hollywood wherever it happens. The network invests heavily in original programming, and the network’s focus is to provide entertaining programming that connects with the worlds of movies, entertainment, celebrities, fashion, music and all things Hollywood, wherever that happens, in order to be a competitive and mainstream general entertainment channel. REELZ is home to cutting-edge, original reality and entertainment programs, such as: Hollywood Hillbillies, Beverly Hills Pawn, OK! TV, Hollywood Scandals, Polka Kings, Mansion Hunters, The MovieGuide Awards and many more. REELZ also offers compelling television events, miniseries, movies and series featuring major stories and stars. REELZ provides a platform to independently produced programs that the “big” networks may deem untouchable, such as Steven Seagal: Lawman and the critically-acclaimed mini-series The Kennedys, which garnered ten Emmy nominations and won four of them in 2011. REELZ also showcases top movie and entertainment experts Leonard Maltin and Richard Roeper, who provide specific on-air recommendations to help viewers make better choices for movies to watch at home.

Because of its independence, REELZ provides an outlet for unique and diverse video entertainment that Americans often cannot see anywhere else. As such, REELZ can offer to the

3 Always innovators, HBI obtained one of the initial DBS authorizations in 1982 through its subsidiary United States Satellite Broadcasting Co. Inc. (“USSB”). In 1999, the Commission granted authority for USSB to merge into DIRECTV.

Commission its extremely rare perspective as a family-owned, independent video programming network that is increasingly more competitive and successful on a nationwide scale, thanks in part to a corresponding increase in support from Comcast and TWC.

II.	Comcast Has Consistently Supported REELZ, an Independent Video Programming Network

A.	Comcast Has Been Supportive of REELZ.

Given the challenges of securing launch and distribution in the crowded video programming arena, the concept and business case for REELZ was developed and refined for years by HBI before being introduced to distributors. Building directly on a contractual commitment from DIRECTV (as part of the USSB transaction) to be the network’s foundation, REELZ placed great importance on securing as many distribution agreements as possible prior to committing the massive expenditures and efforts required to launch and operate as a national programming network. HBI and REELZ knew that it would take many years of financial support, business acumen and innovation to build a successful entertainment network in a very crowded landscape that is dominated by a handful of large programming companies.

As part of its pre-launch planning process, REELZ initially approached Comcast regarding distribution in mid-2001. Comcast was enthusiastic about the network’s business case and provided invaluable guidance for improving its potential viability, including by having REELZ set a target launch date and having its management visit key Comcast systems and divisions around the country to promote the network’s programming concept to Comcast’s regional management in advance of launch. Although Comcast already was a giant in the video distribution industry, it proved fully willing to help and support this nascent, start-up programming network by providing a clear and reasonable path whereby success and commitment would be recognized and rewarded.

For instance, in September 2005, approximately a year before the planned launch date, Comcast and REELZ entered into a contractual distribution agreement which represented a critical milestone for the network since many other cable distributors looked to Comcast first for guidance and leadership on new products. As was then common in the industry, this agreement granted REELZ a “hunting license” to approach individual Comcast systems around the country to request carriage.4 Moreover, since REELZ’s launch in 2006, Comcast has played an important role in the network’s growth. Prior to its merger with NBC Universal (“NBCU”), Comcast distributed REELZ to nearly 5 million subscribers.

REELZ has proven its commitment and value by continuing to increase its development of original programming and making the intellectual and financial investments necessary to succeed in the marketplace. Comcast and TWC supported REELZ’s long-term commitments to become a viable general entertainment network. In doing so, REELZ can show its success in three essential ways: a very substantial lineup of original programming, ratings success as compared to other networks, and critical acclaim for its programming.5

As REELZ has continuously improved its performance and standing in the overall video entertainment market, likewise, Comcast and TWC have continuously provided it with more

4 Only a month after its launch in September 2006, the Comcast system in Minneapolis/St. Paul became the first major metropolitan cable system to begin carrying REELZ.
5 As noted above on page 2, REELZ has developed an extensive lineup of original, cutting edge programming, and in addition, acts as a platform for unique programming developed by independent producers which, without REELZ, likely would have no other outlet. So far, REELZ original programming has been recognized with 12 Emmy nominations (10 for The Kennedys and 2 for World Without End) and 5 Emmy awards (4 for The Kennedys and 1 for World Without End). Additionally, REELZ programming has been honored with: Outstanding Directorial Achievement in Movies for Television/Mini-Series (2011); Best Historical Drama Production, History Makers International Awards (2012); Grand Trophy Winner, New York Festivals International and Film Awards (2012); and Directors Guild of America, USA for Jon Cassar (2012). The programming, innovation and other commitments of REELZ gradually have propelled it to growing success among viewers. For example, on DISH (where REELZ is carried in a competitive position and in HD), REELZ currently is ranked by Nielsen in the top 50 most watched channels during prime time.

subscribers, better channel positioning and growing High Definition (“HD”) carriage. For example, since the 2011 Comcast merger with NBCU, the number of REELZ subscribers has more than doubled to 11.5 million, making Comcast REELZ’s largest cable distributor and demonstrating Comcast’s continued commitment to support independent networks that show diligence and long-term commitment to their own future. Comcast has been a collaborative partner in other ways as well, such as by offering REELZ’s Video On Demand content, by being a party to the small, but growing, distribution of the network in HD, and by participating in many of the network’s national promotions.

REELZ’s relationship with TWC has been similar. Over time, as REELZ has stayed the course and demonstrated its long-term value, TWC has recognized its success with a steady stream of competitive improvements. For example, long before announcing its intent to merge with Comcast, TWC already had recognized REELZ’s long-term progress by agreeing to distribute the network fully, upgrade the picture quality to HD, and provide it with a competitive channel position as part of a unified channel lineup across its entire footprint on all of its systems.

B.	Comcast Has Lived Up to Its NBCU Merger Commitments.

As a result of Comcast’s consistent support and equitable treatment of REELZ and other independent programming networks, in 2010, REELZ’s CEO, Stan E. Hubbard, testified before the Senate Commerce Committee in support of that merger, indicating that REELZ believed that its relationship with Comcast would “remain strong in the future,” and that it did “not believe that the NBCU/Comcast merger [would] in any way affect that relationship or commitment to the success” of REELZ.6 In keeping with its history of support for independent programmers, as

6 See Letter from Stanley E. Hubbard, President & CEO, ReelzChannel, LLC, to Hon. Jay D. Rockefeller, IV, Chairman, Senate Committee on Commerce, Science & Transportation, and

part of that proposed transaction, Comcast voluntarily agreed to certain conditions designed to promote and strengthen independent networks, including commitments: (a) not to discriminate on the basis of a video programming vendor’s affiliation or non-affiliation; (b) to carry all independent news networks in the same channel “neighborhood,” if any, in which it carries a significant number or percentage of other news networks; and (c) to gradually add ten new independently (and minority) owned-and-operated channels to its basic digital channel lineup on customary terms and conditions over an eight-year period.7

To the best of REELZ’s knowledge, Comcast has lived up to, or exceeded, those commitments, further demonstrating its continued support of independent networks. Based upon this extensive history, the Commission has good cause to believe that Comcast will comply fully with its current and future promises.

C.	Comcast and TWC Have Continued to Treat REELZ Equitably.

To its credit, Comcast has proven, through its actions, that it is readily willing to recognize the achievements of independent channels and treat them equitably, without discrimination compared to more established channels, or even to those to which Comcast may be affiliated.

Comcast started as a small, family-owned independent business, controlled by the Roberts family. While there is no doubt that the MVPD industry is heavily consolidated, and dominated by a small number of large companies, REELZ believes that Comcast consistently has exhibited a commendable sense of the importance of providing opportunities for small businesses to prosper and in supporting a diversity of voices. REELZ believes that the Comcast

Hon. Kay Bailey Hutchison, Ranking Member, Senate Committee on Commerce, Science & Transportation, p. 4 (Mar. 10, 2010) (filed in MB Docket No. 10-56 on Apr. 30, 2010). 7 See Applications of Comcast Corporation, General Electric Company and NBC Universal, Inc. for Consent to Assign Licenses and Transfer Control of Licensees, Memorandum Opinion and Order, 26 FCC Rcd 4238, 4358 (2011).

approach to independent networks and a diversity of voices is a direct result of the hands-on leadership of the Roberts family – who remember their own independent roots. Therefore, the Commission has good grounds to approve the merger of Comcast and TWC due to both companies’ equitable treatment of independent networks.

III.	The Commission Should Approve the Merger

Comcast already has offered to extend the commitments it made in relation to the NBCU transaction if its merger with TWC is approved, and to expand those conditions to any systems acquired from TWC.8 These commitments have advanced the public interest, including by support and opportunity to independent networks, and their continuation with respect to Comcast’s systems, as well as their expansion to TWC’s systems, would represent further public interest victories that will arise directly, and perhaps exclusively, from FCC approval of the proposed merger.
The Commission should take note of the years of reasonable treatment that REELZ has received from Comcast and TWC. Thus, the Commission should approve their merger as public interest recognition of their long-term good conduct.

IV.	Conclusion

REELZ supports the proposed merger of Comcast and TWC primarily for two reasons. First, in REELZ’s view, such a merger would have no adverse affect on the video distribution industry. Second, over time, Comcast and TWC have demonstrated equitable behavior by treating REELZ in ways that have supported its long-term commitments to growth as an independent general entertainment network.

8 See Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations, Applications and Public Interest Statement, pp. 106-120 (filed Apr. 8, 2014).

7
The Commission and Comcast forged reasonable conditions in 2011 with respect to Comcast’s merger with NBCU, and REELZ appreciates that Comcast has volunteered to extend the duration of these conditions with respect to its systems and to expand them to encompass the systems it proposes to acquire from TWC. Accordingly, REELZ urges the Commission to approve the Comcast-TWC merger promptly.

Respectfully submitted, REELZCHANNEL, LLC

_____________________________________
Charles R. Naftalin Leighton T. Brown HOLLAND & KNIGHT LLP 800 17th Street, N.W. Suite 1100 Washington, D.C. 20006 (202) 955-3000

August 25, 2014	Its Attorneys

Comments of Tower of Babel, LLC regarding the applications of Comcast Corporation, Time Warner Cable, Inc., Charter Communications, Inc., and Spinco to assign and transfer control of FCC licenses and other authorizations

Tower of Babel, LLC, (Crossings TV) is an independent programmer in a particularly relevant position to comment on the proposed merger of Comcast Corporation (Comcast) and Time Warner Cable as it affects the various Asian and Russian-speaking language communities it serves.

As a cable network, Crossings TV is unique. It is the only basic tier, locally focused, in-language Asian oriented channel with a national reach.1 Crossings TV has won a number of awards for its programming and the work in which it is engaged with its various communities.2 It currently serves nearly four million Asian language and Russian-speaking subscribers.3

Crossings TV believes it can share insight on this transaction from two important perspectives. The first is its relative experience with Comcast and Time Warner Cable in serving Crossings TV’s in-language Asian and Russian-speaking communities. The second involves Crossings TV’s experience with Comcast specifically as an independent channel.

Background

Crossings TV was formed in 2005 by Frank Washington, a former legal assistant to the FCC chairman Charles Ferris (1976 to 1979) and deputy chief of the FCC’s Broadcast Bureau (1979 to 1981). In that capacity, Mr. Washington played a major role in such diversity related FCC actions as the creation of the minority tax certificate.

The initiation of the relationship with Comcast, and the creation of Crossings TV, came in negotiating a retransmission agreement for carriage in the Sacramento, California area via an LPTV, Class A station, KBTV. Although LPTV stations have no must carry rights, Comcast realized that the Asian and Russian-speaking language populations were underserved locally and that a basic channel of this nature could be used to attract new subscribers and promote foreign language premium channels where Comcast was meeting significant satellite TV competition.4 Indeed, the very inspiration for Crossings TV came from Comcast.

In 2003, the senior Comcast executive (then overseeing Northern California) pointed out to Mr. Washington that there was a large, unserved, television-wise, Russian-speaking population in Sacramento. Upon further investigation, Mr. Washington determined that there was no locally oriented in-language programming offered to a variety of other, mostly Asian language groups. Quite simply, without Comcast there would have been no Crossings TV.

1 Crossings TV is currently carried in San Francisco, Chicago, New York City, Seattle and the Central Valley of California. Each market is fed separately with a different language mix varying by market. Approximately ten percent of the programming is local. Different languages are featured in time blocks.
2 See Attachment A — List of Awards from Community Organizations.
3 See Attachment B — Breakdown of the languages served and subscribers reached by market served.
4 In the California Central Valley, Crossings TV carries programming in Hmong, Cantonese, Mandarin, Tagalog (Filipino), various South Asian languages, Vietnamese and Russian. Approximately 10 percent of this is locally focused.

In 2004, Crossings TV approached Comcast in Sacramento, which by then was under different leadership from the executive who had given Mr. Washington the idea. Nevertheless, Comcast quickly grasped what Crossings TV was proposing and advocated that its service be carried throughout the Sacramento-area on a basis several times wider than its over-the-air signal. By mid-2005, an agreement was signed. What is more, Crossings TV approached Comcast a number of months later about also being carried in Stockton. Comcast not only agreed, but suggested that Crossings TV also be distributed throughout the entire Central Valley, including the Fresno-Visalia DMA, the Chico-Redding DMA and the remainder of the Sacramento-Stockton-Modesto DMA. Crossings TV has received significant carriage by Comcast in these areas since 2006.

Crossings TV also coordinates symbiotically with Comcast in cross-promoting its basic cable service. In this regard, Crossings TV has had extensive access to key Comcast marketing and operational staff.5

More recently, Crossings TV also recognized how the Comcast “Internet Essentials”6 program would be of particular value to the Crossings TV audience and is working closely with Comcast in promoting it to the Asian communities in which it is carried. Based in part on all these factors, Comcast in 2012 agreed to carry Crossings TV in the additional markets of the San Francisco Bay Area, Seattle, and Chicago, all markets with high Asian populations.7

Crossings TV’s relationship with Time Warner Cable began in 2008 in New York City. Carriage was achieved relying on the same approach as with Comcast. Crossings TV proposed serving Asian and Russian language speakers in that market via in-language programming with a local orientation, while cross-promoting the Time Warner Cable products.8

While Crossings TV has, on its own initiative, cross-promoted the Time Warner Cable service, it has not been with nearly the same degree of cooperation as with Comcast.9 The reasons would appear to be more from operational challenges than any intended lack of good will towards Crossings TV or the communities it serves.

For example, Time Warner Cable has Time Warner Cable’s STEM program as counterpart to Comcast’s “Internet Essentials” program. But despite Crossings TV’s interest in promoting it, there has been no progress in that regard. Indeed, for reasons, mostly associated with differences in marketing approaches, a number of marketing proposals made to Time Warner Cable for improving outreach to the Asian market have gone unfulfilled. Not surprisingly, although Time Warner Cable also serves the Los Angeles market, the largest Asian community in the country, Crossings TV has been unable to establish carriage there, despite several efforts to do so.

5 This includes sharing booths at ethnic community events, seats at dinners, and a wide range of distribution of promotional and marketing materials.
6 The Internet Essentials program is targeted at low income families with children and is defined by whether they receive subsidized lunches. Beneficiaries under the program receive discounted broadband service.
7 Crossings TV now reaches nearly 4 million subscribers. See Attachment B.
8 In New York City, Crossings TV offers programming in Russian, Mandarin, Cantonese, Japanese, various South Asian languages and Tagalog (Filipino).
9 Perhaps the most evident example of Crossings TV’s promotion of Time Warner Cable was running its channel number with the Time Warner Cable logo on an electric billboard on Queen’s Crossing Mall in Flushing, NY. Flushing is in effect ground zero in the New York Metropolitan area for the Asian community.

Crossings TV and the in-language Asian TV audience: a tale of two cable companies

As should be apparent from the above history, Comcast has played an integral if not essential role for Crossings TV in serving its ethnic, locally underserved markets. The question is why did Comcast do this?

Comcast is known for its fairly tough-minded approach. As with most successful companies, it is motivated by what best serves its customers, stockholders and strategic aspirations. Based on this, Crossings TV approached Comcast with a well thought out business plan, programming concept, and an executive team with the demonstrable ability to execute it. The appeal was based on the fact that much of the Comcast growth opportunity in its mostly urban markets will come from minority audiences.

Comcast decided to carry Crossings TV because of its unique, high quality programming that draws ethnic subscribers who might sign up for ethnic language pay tiers.10 Comcast has made ethnic programming a priority because it is in its interest to do so. This is Adam Smith’s invisible hand operating at its best -- motivating a large, well-run company to cater to under-served audiences, thereby expanding its customer base to the shared benefit of Comcast shareholders. This is what America is all about.

Having said this, Comcast should be given credit for realizing the power and the promise of this country’s ethnic communities. Frank Washington’s experience in the late seventies with the minority tax certificate and the absence of minority-oriented media alternatives suggest that too often companies either willfully ignore or incompetently overlook the business opportunity represented by this country’s minority communities. This is not a mistake Comcast has made or is likely to.

By contrast, Crossings TV’s relationship with Time Warner Cable has been very different. Although Time Warner Cable did agree to carry Crossings TV at an early stage in their largest market, there never appeared to be the institutionalized understanding or organizational capability to collaborate in serving the distinctive markets that Crossings TV serves. It is fair to say that as time has gone by, even though there are individuals at Time Warner Cable, who have attempted to work with Crossings TV to reach these audiences (particularly in the marketing area), cooperation in this regard has become even more difficult.

The treatment of Crossings TV as an independent channel by Comcast has been exceptional

Put simply, Comcast gets it. First of all, they understand the importance of the in-language Asian market, not only from a political and regulatory standpoint, but also from a business perspective. Concomitantly, they recognize that the relationship with a company such as Crossings TV that is deeply embedded in the communities it serves can only have an overall benefit financially and otherwise. While the focus here is ethnic, it is not too far a leap to suggest the experience and understanding shown by Comcast with Crossings TV might be extrapolated to the broader case for how it will conduct its treatment of independent programmers.

As mentioned earlier, Crossings TV would not exist but for Comcast. Admittedly, a strategy has been specifically devised for symbiosis with Comcast. Nevertheless, it takes reciprocity for such an approach

10 See Attachment C - Sample of Crossings TV’s locally, unique programming.

to be successful. One must realize that there are distinct differences between independent programmers and that it is appropriate for Comcast, or any distributor, to exercise discretion when it comes to carriage. Crossings TV has found that by presenting a solid business plan backed by a strong leadership team and quality programming, its service is deemed by Comcast as a valuable asset to Comcast’s offerings in the marketplace. Crossings TV has enhanced its value by helping Comcast retain customers and attract new ones. Not all independent programmers provide value in the same fashion and shouldn’t expect carriage otherwise. Crossings TV most emphatically appreciates and supports the Federal Communications Commissions’ diversity of voices focus. That said, to impose independent channel carriage measures in the instance of this transaction would be a disincentive to companies such as Crossings TV, who have expended effort and dollars on devising a successful marketplace approach.

Appendix A: Awards from Community Organizations

Organization	Award/ Certificate
OCA-Asian Pacific Americans Advocates	Sacramento Community Partner Award, 2013 Unsung Hero of the Year Award (Jinky Dolar), 2014
Community Broadcasters Association	Community Broadcasters Award: 3rd Place Locally-Produce Show (Journeys), 2008/ 1st Place Political Program (Voter's Forum Highlight Show), 2008
My Sister's House	My Sister's House Heroes of the Hope, 2008 Volunteer of the Year (Jinky Dolar), 2013
Asian Pacific Islanders American Public Affairs Association (APAPA)	Major Media Sponsor: API Voters Education & Candidates Forum, 2006
Chinese New Year Culture Association	Certificate of appreciation: Platinum/Diamond Sponsorship of 11th Annual Chinese New Year Festival, 2008/2011/2012/2013/2014
Hmong International New Year, Inc.	Certificate of appreciation and recognition: Sponsorship of Hmong New Year Celebration, 2008-2014
Sacramento Chinese Culture Foundation	Ruby Sponsor: 25th Anniversary Celebration, 2011
Slavic Community Center	The Best Multicultural TV Channel of Northern California, 2008 (Certified by the ANONS Russian-Speaking Community Newspaper)
Russian American Media	The Best Multicultural TV Channel of Northern California, 2008
Davis Chinese Film Festival	Platinum Sponsor, 2014
Thai Christian Community Church	Certificate of Appreciation for Crossings TV's support, dedication and participation of the 2013 Asian Community & Cultural Festival and distinguishing service to the diverse communities
The Healthy Sacramento Coalition	Certificate of appreciation in recognition of valuable contributions to the Healthy Sacramento Coalition, 2012-2013
99 Ranch Market	Certificate of appreciation as the 30th Year Anniversary Sponsor

Appendix B: Crossings TV Coverage

	Chinese	Filipino	Hmong	Japanese	Vietnamese	South Asian	Russian- speaking	Total
New York	439,432	75,459		29,355		207,108	170,023	921,377
San Francisco	632,634	412,136	-	80,575	199,695	258,305		1,583,345
Central Valley	82,729	112,774	87,149		42,435	74,993	55,806	455,886
Chicago	117,337	122,475		18,524	-	199,714		458,050
Seattle	97,020	91,384		35,164		60,110		283,678
Crossings Markets Total	1,369,152	814,228	87,149	163,618	242,130	800,230	225,829	3,702,336

Appendix C: Programming Samples

August 25, 2014

The Honorable Thomas Wheeler
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler

As President and Chief Executive Officer of Crown Media Family Networks, home to Hallmark Channel and Hallmark Movies & Mysteries, I support the proposed merger of Comcast and Time Warner Cable.

Crown Media is an independent programmer. No multichannel video programming distributor or broadcaster owns an attributable ownership interest in it. Crown Media is not a media conglomerate with numerous linear channels, and it does not have the leverage resulting from retransmission consent.

Nonetheless, for more than a decade, Comcast has been not only one of the largest, but also one of the most supportive, distributors of Hallmark Channel. Crown Media has had a nationwide distribution agreement with Comcast since 2003. Comcast has launched and distributed Hallmark Channel in highly-penetrated tiers, and it is typically available to subscribers of Comcast’s Digital Economy or Digital Starter tiers, with over 19 million subscribers. Likewise, since Hallmark Movies & Mysteries (formerly Hallmark Movie Channel) launched in 2008, Comcast has been one of its most supportive distributors and now delivers over 17 million of the channel’s subscribers on digital tiers. Comcast’s early and deep distribution of both channels has spurred their growth and increased original programming.

Comcast’s distribution of Hallmark Channel and Hallmark Movies & Mysteries contributes substantially to the diversity of programming available to viewers. Both channels offer high quality, family friendly programming, that is informative and entertaining. We strive to offer engaging and inspirational programming that families will watch together. The channels feature numerous original movies and series each year, covering a wide range of genres, including dramas, comedies, mysteries, and westerns. In fact, this year alone, Hallmark Channel will air more than 550 hours of original premiere programming. Its Cedar Cove series has been well-received by viewers and acclaimed by critics such that it presently ranks No. 1 in household viewing on Saturdays in the 8-9 p.m. slot.

Hallmark Channel and Hallmark Movies & Mysteries also are the undisputed leaders in family holiday programming, broadcasting over 1250 hours of original and classic holiday movies during the 2013 Christmas season. The channels have featured a mix of original movies and classic holiday offerings, including the annual “Countdown to Christmas” block; recent Christmas in July programming special; romance-themed shows during February; Mother’s and Father’s Day-related specials; and Halloween special programming as well.

Our family-friendly programming, consistent with the trusted and widely-recognized Hallmark brand, and Comcast’s committed distribution have helped make Hallmark Channel one of the most popular general entertainment networks. Comcast’s wide-spread distribution of the Hallmark Channel and Hallmark Movies & Mysteries reflects a genuine commitment to programming diversity and to family programming because we do not have other leverage (such as retransmission consent) to force such carriage. One need only look at Comcast’s programming schedule to recognize that it similarly distributes other independent channels with diverse programming, whether family-friendly, minority-owned or programmed, or presented in foreign languages.

Given Comcast’s long history of being one of the most supportive distributors of unaffiliated and independent programmers, we believe the proposed Comcast-Time Warner Cable merger will be a positive development not only for the Hallmark channels, but also for other unaffiliated and independent networks.

Sincerely

/s/ William J. Abbott

William J. Abbott
President & Chief Executive Officer

cc:	Commissioner Mignon Clyburn
Commissioner Michael O’Rielly
Commissioner Ajit Pai
Commissioner Jessica Rosenworcei
Mr. Jim Bird, Office of General Counsel (TransactionTeam@fcc.gov)
Mr. William Dever, Wireline Competition Bureau (William.Dever@fcc.gov)
Ms. Marcia Glauberman, Media Bureau (Marcia.Glauberman@fcc.gov)
Ms. Vanessa Lemme, Media Bureau (Vanessa.emme@fcc.gov)
Best Copy and Printing, Inc. (fcc@bcpiweb.com)

August 21, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th St. SW
Washington DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As Executive Director of New America Media, the country's first and largest national collaboration of ethnic news organizations, I am writing to express support for Comcast's acquisition of TimeWarner.

My support is based on decades of work to amplify the voices of underserved communities in urban America in public discourse and to build more inclusive communications. Comcast has provided valuable advice and sponsorship support from the late 1990s when we were just expanding across California to 2005 when we went national. Comcast was one of the original sponsors of our national Directory and our first national Expo in New York City. It helped create a broadcast platform for our TV program, "New America Now," showcasing stories from ethnic news media. And it has been a consistent supporter of our national and regional ethnic media awards.

In recent years, Comcast has asked NAM to convene ethnic media briefings to inform their audiences about its Internet Essentials initiative. I have watched this program expand year by year, providing Internet access to low-income households whose school-age children would otherwise have no access to broadband. I believe this program speaks to Comcast's dedication to helping bridge the digital divide for marginalized communities.

NAM is not a membership organization. We are a nonprofit, independent news and communications agency whose mission is to promote more diverse media and communications through strengthening the visibility and viability of ethnic and youth produced community media. We produce and exchange news content, we organize professional trainings and newsmaker briefings, we commission multilingual polls, we have a network of youth-produced community media platforms in California's "media deserts” where there are no homegrown media outlets.

Comcast is one of the few corporate entities which has interacted with NAM over almost two decades to support this work in diverse urban communities. Please consider that support as an indication of Comcast's commitment to diversity as you review its bid to acquire TimeWarner.

Sincerely,

/s/ Sandy Close
Sandy Close
Executive Director

Chairman Tom Wheeler
Commissioner Mignon Clybum
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

For the past 21 years we have devoted our careers to bringing news and information to the Latino community in the greater Boston area and the New England region. We are co-owners of “New Vision Productions”, which produces Encuentro Latino a weekly public affairs program focused on issues of importance to the Latino Community. We tape in Canton. Massachusetts and are distributed on Television Dominicana as well as Comcast’s “Get Local On Demand” service in a variety of markets. Comcast’s attention to the Latino community and its partnership in distributing Encuentro Latino have led us to support its transaction with Time Warner Cable.

In addition to our work on Encuentro Latino, we work extensively with the Latino Professional Network and Casa Nueva Vida (House of New Life), a non-profit organization that provides homeless families with housing, education and the skills training necessary to permanently lift themselves out of poverty. Part of our work at Casa Nueva Vida teaches residents about Internet and computer use.

We recognize that Internet access and Internet fluency are invaluable in today’s society. In fact, the Internet is essential in today’s education environment and is an important tool for job seekers when searching for employment. Comcast’s Internet Essentials program, which provides subsidized Internet and computers to qualifying low-income families, is an invaluable resource for our program participants and our viewers too, It enables them to use the Internet training they received at our residences and stay connected to the Internet when they move into their own homes.

More than 7,500 Massachusetts households took advantage of the Internet Essentials program since 2011. We fully support Comcast’s recent decision to extend the Internet Essentials program for an indefinite period beyond its originally promised three-year offer.

It is also worth pointing out Comcast’s attention to diversity and particularly to the inclusion of Latino Americans in its workforce. We understand that Comcast has established an external Joint Diversity Advisory Council, which advises Comcast and NBC Universal executives on diversity and inclusion initiatives. We were happy to learn that the Council includes a nine-member sub-committee representing the Latino community.

Finally, we believe Comcast is committed to the distribution of community programming and on the cutting edge of Latino program offerings — something we obviously care deeply about. Comcast is the largest cable provider of Spanish-language programming in the country.

It is because of Comcast’s continuing initiatives focused on the Latino community that we lend our support to its transaction with Time Warner Cable. We are confident that many new Latino communities will benefit from the addition of Comcast’s services to their neighborhoods.

Sincerely,

/s/ Angel and Yadires Salcedo
Angel and Yadires Salcedo
New Vision Productions
Encuentro Latino TV Show
781-562-1461
angell@encuentrolatinotv.com
yadires@encuentrolatinotv.com

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
)
Applications of Comcast Corporation, Time	)	MB Docket No. 14-57
Warner Cable Inc., Charter Communications, Inc.,	)
and SpinCo to Assign and Transfer Control of	)
FCC Licenses and Other Authorizations	)

COMMENTS OF CISCO SYSTEMS, INC.

Cisco Systems, Inc. (“Cisco”) appreciates the opportunity to submit these comments in response to the Commission’s Public Notice regarding the transactions proposed by Comcast Corporation (“Comcast”), Time Warner Cable Inc. (“TWC”), and Charter Communications, Inc. (“Charter”), in the above-referenced proceeding.1

Cisco is the world’s largest manufacturer of networking equipment and a market leader in the provision of network solutions and applications that allow for the enhanced management of today’s networks.2 Our company is one of the leading suppliers of Comcast’s networking equipment, including routers, switches and set-top boxes, and we collaborate with Comcast in the development and deployment of new video distribution products and services. We work closely with Comcast as it upgrades its networks and deploys the latest technology to serve both its residential and enterprise customers, giving Cisco a unique perspective on the proposed transactions. As discussed in detail below, accelerated innovation across the broadband

1 See Commission Seeks Comment on Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and SpinCo to Assign and Transfer Control of FCC Licenses and Other Authorizations, DA 14-986 (rel. July 10, 2014).
2 See, e.g., Comments of Cisco Systems, Inc. GN Docket Nos. 14-28 & 10-127, at 1 (filed July 17, 2014).

ecosystem is needed to address the exploding consumer demand for both fixed and mobile broadband services, and Comcast has demonstrated its commitment to innovation and its leadership in that area. The proposed transactions not only will enhance Comcast’s ability to innovate, but also will spur additional innovation by other firms across all broadband platforms (cable, wireline, satellite and wireless), all of which will produce significant public interest benefits. The Commission therefore should approve the transactions without undue delay.

I.	DEMAND FOR ROBUST FIXED AND MOBILE NETWORKS IS CONTINUING
TO EXPLODE, CREATING A DYNAMIC MARKETPLACE

As the Commission is well aware, the sheer volume of data traversing the Internet continues to grow at unprecedented rates. Cisco’s recent research confirms that “[g]lobal IP traffic has increased more than fivefold in the past 5 years”3 and forecasts that it “will increase threefold over the next 5 years.”4 To meet the demand, multiple players in the broadband market are making fast-paced investments, resulting in exciting new products and services being brought to consumers. As the Commission recently acknowledged in its Open Internet proceeding, “[w]hole new product markets have blossomed in recent years, and the market for applications has both diversified and exploded.”5

From just a few of the forecasts from Cisco’s recently released Visual Networking Index, one can see that these trends are not abating:

3 Consistent with these findings, CTIA reports that wireless data traffic jumped from 388 billion MBs in 2010 to 1,468 billion MBs in 2012. CTIA, Background on CTIA’s Semi-Annual Wireless Industry Survey Results: December 1985-December 2012, at 9 (2013), available at http://files.ctia.org/pdf/CTIA-_Survey_YE_2012_Graphics-FINAL.pdf.
4 Cisco, “The Zettabyte Era: Trends and Analysis,” at 1 (June 10, 2014) (“Zettabyte White Paper”), available at http://www.cisco.com/c/en/us/solutions/collateral/service-provider/visual-networking-index-vni/VNI_Hyperconnectivity_WP.html.
5 Protecting and Promoting the Open Internet, Notice of Proposed Rulemaking, 29 FCC Rcd 5561, 5571 ¶ 31 (2014).

•
Global Internet traffic in 2018 will be equivalent to 64 times the volume of the entire global Internet in 2005, and per capita Internet traffic will nearly triple globally, reaching 14 gigabytes (GB) by 2018, up from 5 GB in 2013.

•	Global mobile data traffic will increase 11-fold from 2013 to 2018 (three times faster than fixed IP traffic), growing to 12 percent of total IP traffic by 2018 (up from 3 percent in 2013).

•	Fixed broadband connection speed will increase nearly threefold, from 16 Mbps in 2013 to 42 Mbps by 2018.

•	Globally, IP video will represent 79 percent of all traffic by 2018, up from 66 percent in 2013.6

The proliferation of tablets, smartphones, laptops and a growing array of other Internet-enabled devices is increasingly driving the trend of connectivity to the Internet through wireless technologies. The “Internet of Everything,” with billions of connected devices providing a stream of real-time data for analysis, decision and action, will significantly depend upon wireless connectivity. Wi-Fi is on pace to soon become the most prevalent vehicle for Internet connectivity in the United States and around the globe, and Cisco is proud to have been a global leader in the manufacture of products based on the IEEE 802.11 family of standards for unlicensed wireless local area network devices, developing a range of wireless access points, controllers, antennas and integrated management tools that meet the unique needs of the enterprise and service provider segments of the marketplace.

To address the public’s growing demand for Wi-Fi connectivity, industry has incorporated Wi-Fi capabilities into an increasingly wide range of devices, aggressively deploying new public hotspots, and developed the fifth generation IEEE 802.11 Wi-Fi standard (802.11ac) to maximize the speed and efficiency of the Wi-Fi hotspot constellation.

6 See Cisco Visual Networking Index: Forecast and Methodology, 2013–2018 (June 10, 2014), available at http://www.cisco.com/c/en/us/solutions/collateral/service-provider/ip-ngn-ip-next-generation-network/white paper c11-481360.html.

The high level of capital investments made by America’s broadband network providers over the past several years has made the U.S. the worldwide leader in broadband innovation.7 To maintain this position, and to meet the global demands of the future, more and more investment and innovation will be needed.

II.	COMCAST HAS PROVEN ITS LEADERSHIP IN INNOVATION BY PROVIDING HIGH-QUALITY, CUTTING-EDGE SERVICES

Cisco witnessed first-hand Comcast’s early recognition of the trends in broadband demand and its move to become a leader in innovation. Comcast demonstrated a commitment to improving its customers’ experiences as broadband, advanced video, and voice and business consumers by investing tens of billions of dollars to upgrade its networks, installing a fiber optic infrastructure to support its services. Comcast already has implemented an all-digital platform across its systems.

Comcast is continuing to roll out cutting-edge services with its next-generation entertainment operating system, the X1 platform. It has deployed DOCSIS 3.0 to virtually 100 percent of its broadband footprint, and has increased its broadband speeds every year for the past 12 years.8 Comcast’s Xfinity Internet native IPv6 deployment has grown to become the world’s

7 According to recent analyses, U.S. broadband network investments totaled roughly $68 billion (or about $590 per U.S. household) in 2012 alone: the wireline industry invested nearly $25 billion, the cable industry spent approximately $13 billion, and mobile carriers spent over $30 billion upgrading wireless networks. See Patrick Brogan, Updated Capital Spending Data Show Rising Broadband Investment in Nation’s Information Infrastructure, USTelecom (Nov. 4, 2013), available at http://www.ustelecom.org/news/research-briefs/updated-capital-spending-data-show-rising-broadband-investment-nations-informat; National Cable & Telecommunications Association, Public Policy, Setting the Record Straight on Broadband Investment (May 13, 2014), available at https://www.ncta.com/platform/public-policy/setting-the-record-straight-on-broadband-investment/; CTIA, Annual Wireless Industry Survey, available at http://www.ctia.org/your-wireless-life/how-wireless-works/annual-wireless-industry-survey.
8 See Comcast-TWC Public Interest Statement, MB Docket No. 14-57 (filed April 8, 2014), at 9-10 (“Comcast-TWC PIS”). Comcast customers benefit from its early and continued investment in DOCSIS largest, as measured by the Internet Society,9 and Comcast has indicated its readiness to implement the next-generation DOCSIS 3.1 standard, further cementing its position as the industry leader in innovation.10

Comcast’s dedication to innovation also is evident in its efforts to expand Wi-Fi connectivity. The company led all broadband providers in deploying in-home Wi-Fi gateways that provide customers with faster performance from their home wireless networks, but it also has focused on out-of-home Wi-Fi hotspot deployment, placing Xfinity Wi-Fi hotspots in shopping and transportation centers, parks, sporting venues, beaches and boardwalks across the country.11 Other cable companies also have built Wi-Fi access points in their service areas, and together these companies have created the CableWiFi® network so that customers of any of these companies can access the Wi-Fi network of any other participating company.
Led by post-transaction Comcast, accelerated deployment of Wi-Fi will drive the introduction of new services in the new unlicensed spectrum made available at 5 GHz, leading to more efficient use of that spectrum and significant consumer welfare gains. And the availability of ubiquitous and reliable Wi-Fi provides important benefits in public safety, as was seen in the aftermath of the Boston Marathon bombing.12

3.0 technology, its network capacity management, its focus on network and service reliability, and its continual upgrading of Comcast-provided customer equipment.
9 See http://www.worldipv6launch.org/measurements/.
10 See Comcast-TWC PIS at 2.
11 Comcast plans to reach eight million Xfinity Wi-Fi hotspots by the end of the year, including throughout 19 of the nation’s 30 largest cities, including Boston, Chicago, Houston, Philadelphia, San Francisco, Seattle and Washington D.C. See Comcast to Reach Eight Million Xfinity WiFi Hotspots in 2014, Comcast Press Release (April 30, 2014), available at http://corporate.comcast.com/news-information/news-feed/comcast-to-reach-8-million-xfinity-wifi-hotspots-in-2014.
12 After the bombing, when cellular networks could not handle the high volume of traffic, Comcast opened its hotspot network to anyone with a Wi-Fi-enabled device so that they could communicate with family and friends. Boston public safety officials credit this with helping them maintain order in the

Comcast now provides voice service to over 10 million customers, and offers innovative voice services like Voice 2go on the Xfinity Connect App (which provides unlimited talk and text to customers on their mobile devices), Universal Caller ID (which identifies a caller on a customer’s TV, compute, or mobile device), and Readable Voicemail (which allows voicemail to be read over email). On the enterprise front, Comcast has focused on small- and medium-sized businesses and offers broadband, voice and video services, website hosting, Ethernet services, and cloud-based solutions like data backup, security, and online storage. Comcast also is active in the wholesale business market, offering cellular backhaul services that allow carriers to more efficiently manage their network bandwidth.

Comcast is one of the most advanced and innovative users of Internet technologies in the world. Comcast was among the first global customers to deploy our highest capacity Internet routing and optical technologies, and was the first to test 1Tb/s links. Comcast and Cisco are jointly investing in startup ventures and research pursuing fundamental advances in optical innovation to enable further dramatic Internet capacity growth. Together we are collaborating across the global Internet community to accelerate and deploy IPv6 advances that are fundamental to scale the number of wired, wireless, and mobile devices in our connected lives. IPv6 is fundamental to unleash the “Internet of Everything” innovation revolution. Comcast is also contributing to the open software community through support of innovation and advances in cloud platform and Internet software technologies. With Comcast, we are advancing Internet connectivity to small businesses, schools, libraries, colleges and universities, and underserved aftermath of the bombing. See Presentations of Don Denning, Chief Information Officer for Public Safety, City of Boston, and Scott Wilder, Director of Technology, Brookline Police Department, Wireless Research and Development Workshop IV (Apr. 23, 2013).

neighborhoods across the country. We believe the Comcast acquisition of Time Warner Cable will accelerate the national deployment and benefits of these advances in Internet infrastructure.

III.	THE PROPOSED TRANSACTIONS WILL ACCELERATE MORE ROBUST FIXED AND MOBILE NETWORKS

With the proposed transactions, Comcast would of course gain greater scale, enabling it to increase its investments in cutting-edge technologies and services and spread the costs across a larger customer base. In addition, the transactions would allow Comcast and Charter to better rationalize their geographic footprints, producing efficiencies that will provide more room for investment and innovation. And perhaps most importantly, the transactions will spur Comcast’s competitors across multiple platforms to invest and innovate more to improve their own voice, video and broadband services, thereby fostering a virtuous cycle of innovation.13

The Commission recognized this dynamic its 2010 Open Internet Order when it described “a virtuous circle of innovation in which new uses of the network – including new content, applications, services, and devices – lead to increased end-user demand for broadband, which drives network improvements, which in turn lead to further innovative network uses.”14 The Commission explained that novel, improved, or lower-cost offerings spur end user demand, thereby “encourag[ing] broadband providers to expand their networks and invest in new broadband technologies. ... These network improvements generate new opportunities for edge providers, spurring them to innovate further.”15

13 Comcast competitors already have stated the effect that the merger will have on their spending. See, e.g., Randall Stephenson, Chairman & CEO, AT&T, Inc., Morgan Stanley Technology, Media & Telecom Conference, Tr. at 3 (March 6, 2014) (stating that the Comcast-TWC merger would spur AT&T’s build-out of both wired and wireless broadband facilities).
14 Preserving the Open Internet; Broadband Industry Practices, Report and Order, 25 FCC Rcd 17905 ¶ 14 (2010).
15 Id.

Comcast’s early investment in fiber optic infrastructure and its speedy upgrade to an all-digital platform spurred its competitors to invest and innovate more rapidly. At least in part because of Comcast’s innovation leadership, other players upgraded their networks (e.g., AT&T with U-Verse with GigaPower, and Verizon with FiOS) or established entirely new ones (Google with Google Fiber). On top of all this, Internet and device companies like Amazon and Apple are competing more aggressively in the increasingly mobile and global online video marketplace. Comcast’s history of leadership in innovation can leave no doubt that the company sets a high standard for its competitors to meet.

We expect that the same phenomenon will play out if the proposed transactions are approved. Comcast has committed to accelerating the digital upgrade of the current TWC systems, and the combined company will have the geographic reach, economies of scale, and customer density needed to massively expand Wi-Fi hotspot deployment.

Innovation in all areas of the broadband ecosystem – and across multiple platforms – must accelerate in order to keep pace with the expected future demand for fixed and mobile broadband services and applications. In a world in which consumers increasingly demand connectivity everywhere (with mobile broadband usage growing faster than fixed broadband usage), the Commission should recognize that the broadband marketplace is not static but is constantly evolving, and it should take actions to keep the American innovation engine moving.

Cisco is confident that the proposed transactions will spur broadband investment and innovation by Comcast and by others across multiple platforms, and that the benefits will be felt not only by consumers who will receive better services, but also throughout the American economy, which will enjoy enhanced productivity.

IV.	THE COMMISSION SHOULD ALLOW MARKETS TO FLEXIBLY ADAPT TO
FAST-EVOLVING TECHNOLOGIES AND BUSINESS MODELS

New technologies and new business models will continue to be developed constantly, with multiple players – network and edge providers as well as application developers – across the full array of wired and wireless platforms offering new and innovative products, services and applications that require existing market players to adapt quickly in the marketplace. These fast-paced technical advances and innovation continue to bring exciting new products and services to consumers.

This is inevitable, and it is as it should be. Players in the media and communications industry today do not coexist in silos as they once did; today’s industry is multifaceted and intertwined, with national and global players competing as never before. Cable providers have lost market share to DBS and telco providers in recent years, and new competition in the online video market – from strong players like Netflix, Apple, Google, Amazon, Hulu, Sony, and others – is gaining steam. The proposed transactions are a natural, market-driven attempt to meet the challenges of this increasingly dynamic and highly competitive environment. The Commission’s proper role is to maintain a flexible regulatory environment that will allow markets to respond to changing competitive circumstances, thereby encouraging private investment and innovation. In this way, the Commission will foster, and indeed maximize, the dynamism of the broadband ecosystem and best serve the interests of consumers.

The extraordinary level of capital investment by network providers has made the United States the world leader in broadband innovation, placing it at the epicenter of the global broadband economy. Approval of the proposed transactions will help accelerate broadband capital investment and will help us maintain our leadership in the world.

V.	CONCLUSION

Changes in the competitive landscape of the broadband marketplace are happening more and more quickly, as companies with national and even global footprints are offering new competition in new ways to traditional network providers like Comcast and TWC. Cisco believes that the proposed transactions will better position the industry to meet the challenges of the future through increased investment and innovation, and that it will spur more innovation across the broadband ecosystem. Commission approval is therefore consistent with the statutory policy set forth by Congress to “preserve the vibrant and competitive free market that presently exists for the Internet and other interactive computer services, unfettered by Federal or State regulation.”16 Accordingly, the Commission should promptly approve the proposed transactions.

Respectfully submitted,

Cisco Systems, Inc.

By:  /s/ Jeffrey A. Campbell
Jeffrey A. Campbell
Vice President, Government Affairs
601 Pennsylvania Avenue, NW
North Building, 9th Floor
Washington, DC 20004
202.354.2920

August 25, 2014

16 47 U.S.C. §§ 230(b)(2).

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and SpinCo	) ) ) ) ) )	MB Docket No. 14-57
To Assign and Transfer Control of FCC Licenses and Other	) )

COMMENTS OF ARRIS GROUP, INC.

ARRIS Group, Inc. (“ARRIS”) welcomes the opportunity to express its support for the proposed transactions involving Comcast Corporation (“Comcast”), Time Warner Cable Inc., Charter Communications, Inc., and SpinCo. Comcast is a leader in driving innovation in today’s media and communications marketplace. Transactions such as this will produce economies of scale and scope and other efficiencies, which will benefit consumers with the next technological advancements in broadband Internet, video, and related services.

With respect to broadband Internet, Comcast has deployed DOCSIS 3.0 in nearly its entire footprint and is poised to deploy DOCSIS 3.1, which will pave the way for even faster downstream and upstream Internet speeds. As the Commission has recognized, the growth of high-speed broadband has made the Internet an engine for revolutionary changes in information and communications services. Comcast’s continued investment in faster high-speed Internet service, including accelerated network upgrades in the cable systems it is acquiring in the transactions, will advance the Commission’s broadband goals. This type of investment will help drive greater broadband deployment, meet consumers demands for faster Internet service, and spur demand for new Internet-based applications and content.

On the video side. Comcast has been an industry leader in deploying the next generation of innovative services and products. ARRIS has been a proud partner to service providers in enabling this innovation, to the benefit of millions of consumers. The transactions will provide consumers in the systems Comcast acquires with the benefit of Comcast’s highly regarded video technology and XI entertainment operating system, and its advanced VOD and TV Everywhere experience. The transactions also will help accelerate the migration of the acquired systems to all-digital service, thereby enabling the reclamation of analog bandwidth for more video offerings, faster Internet, and other services. Furthermore, ARMS shares Comcast’s commitment to greater customization of the user experience via the X1 platform and other new service and product offerings, and the transactions will accelerate this shared objective by expanding opportunities to collaborate.

In sum, the transactions will foster the next wave of innovative solutions for more American consumers. ARRIS urges the Commission to approve them.

Respectfully submitted, /s/ Robert J. Stanzione Robert J. Stanzione Chairman and Chief Executive Officer ARRIS Group, Inc. 3871 Lakefield Drive Suwanee, GA 30024

August 25, 2014

Before the
Federal Communications Commission

In the Matter of

)

)

APPLICATIONS OF COMCAST CORPORATION, TIME WARNER CABLE INC.,
CHARTER COMMUNICATIONS, INC., AND SPINCO TO ASSIGN AND TRANSFER
CONTROL OF FCC LICENSES AND OTHER AUTHORIZATIONS

)

)

)

)

ME Docket No. 14-57

)

Comments of Broadcom Corporation

August 18, 2014

Scott McGregor
President and Chief Executive Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617

Federal Communication Commission
445 12th St., SW, Room TW-A325
Washington, DC 20554

RE: COMMENT OF BROADCOM CORPORATION ON APPLICATIONS OF COMCAST CORPORATION, TIME WARNER CABLE INC., CHARTER COMMUNICATIONS, INC., AND SPINCO TO ASSIGN AND TRANSFER CONTROL OF FCC LICENSES AND OTHER AUTHORIZATIONS (MB Docket No. 14-57)

On April 8, 2014, Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) submitted joint applications to the Federal Communications Commission (“Commission”) seeking consent to transfer control of certain licenses and other authorizations pursuant to Sections 214 and 310(d) of the Communications Act of 1934, as amended (“Joint Applications”). As described in the Joint Applications, the proposed Comcast/TWC transaction, if completed, would transfer certain cable systems and assets of TWC and its affiliates to Comcast or its affiliates. Additionally, the proposed transaction contemplates the acquisition by Comcast of certain interests in licenses and other authorizations held by Bright House Networks, LLC and for the divestiture of certain cable systems totaling approximately 3.9 million video subscribers.

Broadcom Corporation is a California corporation with its global headquarters located in Irvine, California. Broadcom is a FORTUNE 500® company and we are known worldwide as a global leader and innovator in semiconductor solutions for wired and wireless communications. Broadcom products seamlessly deliver voice, video, data and multimedia connectivity in the home, office and mobile environments. With the industry’s broadest portfolio of state-of-the-art system-on-a-chip solutions, or SoCs, Broadcom seeks to change the world by Connecting Everything®. We estimated that over 99.98% of global internet traffic passes through at least one Broadcom chip.

In the cable television industry, cable operators around the world are increasingly introducing new and enhanced technologies and services in set-top boxes, or STBs, including increased support for tablets and smart phones, digital video recording or DVR functionality, higher definition video, increased networking capabilities, and more tuners to enable faster channel change and more simultaneous recordings. Operators are also looking to deploy High Efficiency Video Coding, or HEVC, a video compression format that enables Ultra HD video services because it effectively doubles the capacity of existing networks to deploy new or existing content. Broadcom is a leader in bringing Ultra HD to the consumer and offers complete SIB platform solutions that enable service providers to deploy a broad array of features and services. Our highly integrated SoCs are used to power the innovative, high-end interactive STBs that merge high-speed Internet access functionality with studio quality graphics, text and video, supporting a range of home communication and entertainment capabilities.

Being a technology leader requires an enormous investment in research and development. Historically, employees engaged in research and development have accounted for approximately

78% of our total workforce, including many with Ph.D.s. Broadcom’s research and development expenses were $2.49 billion in 2013. Broadcom technology is fundamental to many of the services and features enjoyed by cable television consumers today, including high definition video, integrated DVR functionality and wireless home gateways. Broadcom is also instrumental in developing and promoting critical cable television standards such as DOCSIS 1.0, 2.0 and 3.0, which increase the internet bandwidth available to consumers and provide a compelling alternative to landline voice services.

As a supplier of critical technology to the cable industry, we have a unique perspective on the importance of innovation to the provision of cable television services to consumers. In our experience, Comcast has proven itself to be a technology leader. It is clear that Comcast shares Broadcom’s commitment to investing in innovation. Even though Comcast is not a direct customer of Broadcom, Broadcom and Comcast have collaborated on efforts to develop new technologies and quickly deploy them to the consumer marketplace.

For example, Broadcom and Comcast collaborated on the development of Comcast’s Reference Design Kit or RDK. Comcast’s RDK is an integrated software package providing a common platform for managing cable television equipment located at the consumers’ homes, including set-top boxes, DVRs and home gateways. RDK software is provided free of charge in a shared source manner, and a community of developers provide code modifications and enhancements. Use of the RDK platform benefits all cable operators, particularly the smaller and regional operators, by lowering the costs of software development, reducing development cycles and facilitating the standardization and adoption of innovative new technologies. Comcast’s RDK project has been a huge success for the cable television industry. The RDK ecosystem is supported by over 140 licensees at every stage of the supply chain, from integrated circuit makers like Broadcom, to equipment manufacturers, software developers, system integrators and cable operators.

Broadcom also collaborated with Comcast in the development of Comcast’s revolutionary cloud-based X1 platform. The X1 platform is built on OpenStack, an open source cloud operating system developed in part by NASA and it is a true game changer. X1 leverages the power of cloud computing to transform the traditional set-top-box into an interactive experience that includes social media, interactive applications and second-screen content. For example, rather than merely delivering movies through a traditional set top box, the X1 platform enabled Comcast to rapidly integrate the Rotten Tomatoes database of movie reviews and provide that data to consumers to help inform viewing decisions.

Broadcom understands the importance of scale to investment in new communications technologies. We believe that the proposed Comcast/TWC transaction will give Comcast the scale required to build on its industry leading technology initiatives and to invest in further innovation in video and broadband services. This investment will benefit consumers by accelerating the deployment of all-digital cable systems that offer higher broadband speeds, more advanced services and a more robust and secure network. For example, if the transaction is consummated, we believe Comcast will accelerate the deployment of advanced services to consumers in the TWC service area and accelerate the migration of the TWC network to an upgraded all-digital or, eventually, state-of-the-art all-IP service. We are hopeful that Comcast will also accelerate the rollout of DOCSIS 3.1 and other broadband innovations, of which Broadcom has been instrumental in the development.

Comcast has a track record of investing its resources to promote competition within the PayTV industry and drive innovation in broadband communications technologies. Comcast’s investment in research and development results in a state-of-the-art experience for consumers and truly accelerates the pace of innovation for the entire cable television industry. Broadcom urges the Commission to approve the Joint Applications and supports the proposed transaction.

Respectfully submitted,

/s/ Scott McGregor

Scott McGregor
President and Chief Executive Officer
Broadcom Corporation

CC:
Best Copy and Printing, Inc. via email at fcc@bcpiweb.com
Vanessa Lemmè, Media Bureau, via email at Vanessa.Lemme@fcc.gov
Marcia Glauberman, Media Bureau, via email atMarcia.Glauberman@fcc.gov
William Dever, Wireline Competition, Bureau, via email William.Dever@fcc.gov
Jim Bird, Office of General Counsel, via email at TransactionTearn@fcc.gov

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

As founder, Chairman and Chief Executive Officer of Viridis Learning, a n education technology company focusing on workforce education, I have seen firsthand how committed Comcast is to providing opportunities for minority entrepreneurship, and am pleased to write this letter in support of its transaction with Time Warner Cable.

In 2011, as part of the commitments made in connection with its acquisition of

NBCUniversal, Comcast established its Ventures Catalyst Fund (Comcast Fund) to drive capital funding to underrepresented minority entrepreneurs with high potential. In September 2013, this Comcast Fund invested in our company — helping us to expand our enterprise technology solution, which provides job skills certification, training and placement within middle-skills sectors. This funding has enabled us to grow our operations and reach new communities and their workers.

Comcast has also helped us to reach out and build critical relationships with other national community-based organizations. Working alongside Comcast, Viridis Learning has participated on education technology panels at events such as the League of United Latin American Citizens (LULAC) Annual Convention i n New York City, and the National Council of La Raza (NCLR) Annual Conference in Los Angeles, California. These speaking engagements have awarded Viridis Learning unique opportunities to demonstrate the power of technology and innovation to change educational outcomes in traditionally underserved communities.

Companies like Comcast and Viridis Learning are agents of change, advancing the next generation of Latino entrepreneurs, and the Comcast Fund’s investment in Viridis Learning exemplifies Comcast’s commitment to diversity and increasing opportunity for minority entrepreneurs.

Comcast is a solid corporate citizen and a forward-looking business. I urge the

Commission to consider the company’s track record and overall commitment to diversity, minority entrepreneurs, and underserved communities and to approve this transaction.

Based in New York City, Viridis is an innovative enterprise technology solution benefitting educational institutions and workforce organizations, seeking to create and foster highly personalized career pathways to fulfill students’ maximum employment potential. The one-stop case management system empowers administrative workers to measure and interact with students’ progress seamlessly throughout the junctures of education, certification and onward through the employment process, creating an ideal source for a real-time human capital pipeline of highly skilled and specialized workers.

Sincerely,

Felix W. Ortiz, III

Founder, Chairman & CEO of Viridis Learni

August 25, 2014 Chairman Tom Wheeler Federal Communications Commission 445 12th Street. SW Washington. DC 20554 Re: MB Docket No. 14-57 Dear Chairman Wheeler:

Throughout our country’s history, corporations and industry leaders have advanced the public good through commitments to advance our rich diversity. Although I am writing to you in my personal capacity only, I am happy to report from my position as Vice Chair of Comcast/NBCUniversal’s Asian American Diversity Advisory Council that Comcast continues to play a part in this proud tradition. Please approve the proposed Comcast-Time Warner Cable transaction to further extend the commitments of American business to the rich tapestry of diversity.

The Asian American Diversity Advisory Council plays a pivotal part of Comcast’s umbrella group. the Joint Diversity Council. Our four subgroups of the Joint Diversity Council work to guide and lead Comcast/NBCUniversal’s leadership to plan and implement a broad array of inclusion programs. I have a unique vantage point because I work for Xerox, a fellow leader in a different but equally innovative industry. Comcast’s internal and external diversity practices should make all Americans proud. Last year, 40% of all Comcast employees were people of color. The company is dedicated to minority business leadership. In 2013, 25% of Comcast/NBCUniversal’s managerial tier was made up of people of color. Comcast continues to expand this commitment internally. Since the transaction with NBCUniversal, my Council hip; proudly seen the number of people of color in levels at or above Vice President increase by more than 30%. These internal commitments help make Comcast a company that seeks the best in diverse supply chains. Last year alone, the company spent more than $1,25 billion on diverse high-level suppliers. The company partners with Asian American business community leaders like the US Pan Asian American Chamber of Commerce and National Minority Supplier Development Council. Subscribers then benefit from Comcast’s vast array of independent programming. The company is also our country’s largest provider of Spanish-language networks. Our Asian American communities have access to a culturally sensitive, dynamic Xfinity Asia online entertainment hub. When my community tunes into Comcast’s cable On Demand. They can choose from over 300 Asian-American-focused programming options. My community is not just served by programming or equitable hiring. Comcast/NBCUniversal’s already extensive philanthropic programs have increased investments in minority-operated and -focused community organizations by more than 10% each year since 2011.

I hope to continue helping Comcast lead the way for all of America’s communities. Please approve this transaction to nurture the vitality and vigor of our efforts.

Sincerely,

/s/ Don Liu

Don Liu

August 25, 2014

My name is Bill Allen, and I currently hold the position of President/CEO of the Greater Las Cruces Chamber of Commerce. The Greater Las Cruces Chamber of Commerce proudly serves as the voice of business in Southern New Mexico. As the only chamber in New Mexico accredited by the US Chamber of Commerce, we represent over 900 businesses and more than 25,000 employees in the Las Cruces and Doña Ana County area.

Today I write you, the Federal Communication Commission, to voice my support for the proposed merger between Comcast and Time Warner Cable Company. Las Cruces, and most of New Mexico, has been a Comcast market, and thus has experienced the benefits that Comcast has provided in spurring the state’s economy through employment opportunities, affordable services for small businesses and consumers, and commitment to education and community involvement.

In 2013, I understand that Comcast spent approximately $100 million in New Mexico on capital expenditures, as well as taxes and fees, employee investment and community investment. Las Cruces has a slowly improving economy, and it is vital for future business that we continue to enjoy the positive impacts that companies like Comcast have brought to our region.

Further, Comcast has shown to be committed to the community here in New Mexico and to our future. Just recently, the Comcast Foundation awarded $34,000 in scholarships to 25 students through its Leaders and Achievers Scholarship Program, which rewards students that strive to reach their potential, serve as role models, and work as catalysts for positive change in their communities. The Scholarship program is only a part of Comcast’s $1.6 million dollar annual investment in New Mexico community programs. Comcast has shown it is a strong community partner, and if Time Warner and Comcast were to combine, these programs could expand to benefit Time Warner markets, such as nearby El Paso.

The Greater Las Cruces Chamber of Commerce, the voice of the business community of southern New Mexico, and myself as President / CEO of the organization, hope that the Federal Communications Commission approves the deal between Comcast and Time Warner.

Thank you for this opportunity to offer my perspective.

Sincerely,

/s/ Bill Allen

Bill Allen
President/CEO
Greater Las Cruces Chamber of Commerce

August 25, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

As the Director of the NAACP Washington Bureau and Senior Vice President for Policy and Advocacy, I am reaching out to emphasize the urgent need to upgrade our nation’s communications networks to world-class standards, recommendations that the Federal Communications Commission (FCC) give the highest priority to investment and job creation.  A point well worth reiterating here, after most recently stating this point in our comments filed in the Open Internet proceeding.

The substantial investment in these networks over the last decade or more has led to the creation of more living-wage jobs, which is particularly encouraging as new residential and office construction in major cities has meant new buildings which need to be wired and serviced.

If the merger between Comcast and Time Warner Cable is approved, Comcast has openly stated that it will make new capital investments to upgrade existing Time Warner Cable systems to meet Comcast’s faster speeds and more robust all-digital video technologies.  In the process, we expect that it will expand and create opportunities for vendors, contractors and corporate employees to perform these upgrades.  Comcast’s demonstrated record in diverse hiring practices makes me confident that the result will be positive for our members and for communities of color throughout the country.

Comcast has played a large, positive role in African American hiring in the networking space.  After the merger with NBCUniversal in 2011, Comcast implemented a variety of programs and policies to increase diversity and inclusion throughout the company, particularly at the higher-level positions.  As a member of the company’s Joint Diversity Council of external advisors tasked with overseeing the company’s progress on these commitments, I can report that much progress has been made in the last three years.

A recent Comcast report shows a 32% increase in the number of people of color in Vice President or higher positions.  Last year, people of color accounted for approximately 40% of the company’s staff and about 48% of new hires.  Comcast has also adopted new approaches for recruitment, leadership training programs and innovative engagement initiatives as a way to invest in and develop a diverse talent pipeline.  After close review we learned that Comcast offers more than 100 recruitment and training programs to people of color as well as numerous internship and scholarship programs for younger members of the community.  Comcast’s efforts have been recognized with many awards, including the “2013 Industry Diversity Champion Award” from The National Association for Multi-Ethnicity in Communications, which also named Comcast as a “2013 Top Company for People of Color.”

If the transaction with Time Warner Cable is approved, then Comcast has promised to expand the programs they have implemented to additional markets.  Similarly, Comcast’s increased investments in minority-led and minority-serving institutions, which are up 10 percent annually, would have even greater reach if extended to Time Warner Cable markets.

Comcast has not only increased diversity in the workplace, but also invested in future generations of African Americans so that they can have the same qualifications and opportunities as others when starting their careers.  The NAACP has supported Comcast’s Internet Essentials program since its inception, and we have urged our local units as well as like-minded organizations to share information about the program with those individuals who could most benefit from enrolling.  Closing the digital divide is essential to increasing diversity in the workplace and improving academic achievement among our Nations youth, and I believe the Internet Essentials model is one that should continue to be emulated nationally.  Comcast will expand the program to new markets through this transaction, and that is a significant public interest benefit of the transaction.

While these are not the only factors the Commission needs to consider, the work that Comcast has already done and its continued appreciation for the importance of creating opportunities for contractors and venders, as well as employees of color should be considered when weighing the benefits of a successful transaction with Time Warner Cable.  Thank you in advance for your time and consideration of these issues.

If there is anything else I can do to further elaborate or clarify our position in support of this transaction, I can also be reached by telephone at (202) 463-2940.

Sincerely,

/s/ Hilary O. Shelton

Hilary O. Shelton
Director,
NAACP Washington Bureau and
Senior Vice President for Policy and Advocacy

Monday, August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

My name is Kate Brown.  I have been a legislator in Oregon since 1991, and currently serve as Oregon’s Secretary of State, a position I’ve held since 2008.  It has come to my attention that the Federal Communications Commission is taking comments from the public on the proposed merger between Comcast, Time Warner and Charter Cable.  I write this letter to voice my support for Comcast’s effort to promote positive social change, decrease the digital divide, and expand access to broadband for low income families.

As Secretary of State here in Oregon, one of my goals is to identify and support companies that use business as a tool to promote positive social change.  I can tell you from personal experience that Comcast is committed to such change.  There are several projects Comcast and NBC Universal sponsor and support statewide - including Comcast Cares Day, Big Brothers Big Sisters Beyond School Walls Program, and Education Nation, to name a few.

Comcast is also on the front-lines of the battle to decrease the digital divide and provide access to broadband for low-income families that have disproportionate access.  One of the most significant ways that Comcast is fulfilling its mission to increase America’s digital literacy is through its Internet Essentials Program - a program that provides affordable access to qualifying families.  In 2011, I attended and spoke at the program kick-off event, which Comcast held at Roosevelt High School in Portland, Oregon.

We are proud of Roosevelt High School, which leads the way in promoting digital literacy.  Since 2012, every student has been assigned an iPad, and the school has been a trailblazer for instant online access to curriculums and educational tools.  However, Roosevelt’s success has yet to be fully matched as there are many families that fall under free lunch qualifications in other parts of the state.  In the past three years, several thousand Oregon families have taken advantage of the Internet Essentials program for their broadband access.  In my capacity as State Secretary, programs such as this give me hope.  If the proposed merger is approved, I understand Comcast is committed to bringing its community partnerships and digital literacy programs to Time Warner markets such as New York and Los Angeles but also to the Oregon communities currently served by Charter Cable.

I know that Comcast is committed to promoting positive social change, decreasing the digital divide, and expanding access to broadband for low income families, therefore, I respectfully encourage your approval of the transaction.

Sincerely,

/s/ Kate Brown
Kate Brown,
Secretary of State, Oregon

August 23, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

We are the New Leaders Council.  We cultivate and promote a new generation of progressive, civic entrepreneurs through our 31 chapters throughout the country.  We work outside the box and outside traditional professional networks to find the best and brightest.  Our fellows participate in a diverse and rigorous NLC Institute over a five-month program to become better leaders, advocates and risk-takers in their communities.  We are proud to have Comcast as a partner in this important effort.

Attendees of our 2014 national New Leaders Council Leadership Retreat heard from Comcast Executive VP David Cohen as our keynote speaker.  His passion for the issues and commitment of giving back to communities was a powerful message to our community.

Economic inequality is a big concern for our young leaders and Comcast’s Internet Essentials initiative is the sort of model program that can bridge the divide.  To our knowledge, Essentials is our country’s largest broadband adoption program.  Families whose kids participate in the National School Lunch Program can be eligible to subscribe.  They receive discounted residential Internet service, computer hardware, and free training programs in their neighborhoods.  The program has already been met with wild success in just 3 years of operation.  Over 1.4 million families have connected.  Residents of many of our largest cities cannot yet take advantage of this program.  Your approval of the Comcast-Time Warner could extend this innovative and transformative program to urban centers like Los Angeles, Houston, and New York – all places we have NLC chapters.

Our civically-engaged, forward-thinking young people need supportive, innovative public and private partners to change our communities for the better.  Comcast is the type of civically entrepreneurial corporation in the best spirit of our Council’s commitment to innovation.  We therefore write to you today to respectfully urge your approval of the proposed Comcast-Time Warner transaction.

Thank you,

/s/ Mark Riddle

Mark Riddle
Executive Director
New Leaders Council

August 19, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re:           MB Docket No. 14-57

Dear Ms. Dortch:

Here in Philadelphia, Comcast has long been recognized for its technological strength and innovation.  I’m even more proud to advance the company’s visionary public-private partnerships as City Council President.

Ten years ago, for example, a formerly non-descript street corner in North Philadelphia became a cutting-edge education destination.  The Honickman Learning Center is a technology training lab outfitted with the most progressive hardware and software systems for education and learning available today.  What makes this site so remarkable is that it was borne of a unique commitment from Comcast.  It exists to serve newly realized leaders of our future, economically disadvantaged adults who have potential but need the right tools to help build job skills.

Comcast saw this potential and took steps to make this magnificent lab a reality.  The lab is one of many examples across Philadelphia – and across Comcast’s service areas generally - that Comcast recognizes, if the right tools are supplied, people can change their circumstances for the better.  For that reason, I wish to express my support for approval of the proposed Comcast and Time Warner Cable transaction.

It only makes sense that other communities should gain the same benefits that we have seen here.  The transaction would extend Comcast’s quality broadband and video services to new cities.  The speed and reliability of its network would improve the efficiency of business, government and educational operations.

Comcast programming is progressive and consistently evolves to meet the demands of local viewers.  Video on demand has created fresh and convenient experiences for customers who can watch what, when, and where they want.  There are now 50,000 or so program choices through Comcast and 300,000 streaming choices.  That’s flexibility that people anywhere want from their provider.

And Comcast’s corporate/community partnerships are among the nation’s best.  Comcast collaborates with national, state and local groups and agencies.  Comcast’s expert contribution via digital access and education technology is often the centerpiece of these efforts, brining unique benefits to local communities.

A prime example is Comcast’s Internet Essentials program.  This is a service offered to families whose children are recipients of the National School Lunch Program.  Comcast lowers its monthly broadband access fee to $9.95 and offers Internet ready computers for $150 to these families.  The program is a few years old now, but more than 9,000 Philadelphia families have already signed up.  Comcast has indicated an indefinite commitment to the program.

Comcast’s reputation for building strength in community extends beyond Philadelphia.  Indeed, it can be seen across the company’s service area.  I hope you will approve the proposed transaction so those strong bonds can be more widely shared.

Sincerely,

/s/ Darrell L. Clarke

DARRELL L. CLARKE

August 18, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch,

As the president and CEO of the Boys and Girls Clubs of Western Pennsylvania (BGCWPA), I am passionate about building kids self-esteem and developing their sense of responsibility and caring toward others, and if you approve the proposed Comcast and time Warner Cable transaction more communities would benefit from the company’s leadership in corporate citizenship, including those in New York State.

Comcast rolls up its sleeves, figuratively and literally, to support BGCWPA.  Through Comcast’s support we have open computer labs at two of our club sties allowing us to offer digital literacy lessons and training, which are vital to our communities.

Comcast’s commitment doesn’t end there.  Altogether, we serve more than 7,000 children.  Many of them wouldn’t have a computer in their home or an Internet connection if it were not for a Comcast program that discounts the cost of both.  Comcast’s Internet Essentials program is an innovative service that addresses the identified barriers to broadband adoption for low-income families.  The program offers affordable monthly Internet service, discounted computer equipment and free digital literacy training opportunities.  We promote the program to our youth who qualify to participate and in doing so we are ensuring that those students have the educational benefits of the Internet after leaving the classroom and our clubs.

I would be remiss if I didn’t mention Comcast’s nationwide support for the Boys and Girls Clubs “Club Tech” program.  Our chapter operates numerous “Club Tech” programs across Western PA and through it we aim to make technology accessible, intriguing, and fun for students.  We teach kids how to use basic business software, be safe online, and even learn how to program video games – all with the goal of better preparing these students for 21st century learning and careers.

Comcast is continually seeking ways it can help our kids.  Whether its giving a local club a handful of popular DVDs and player to play them on, or sponsoring free digital literacy classes to Boys and Girls Clubs across the nation, the company is a proven community supporter.  I know it will go on to create similar efforts in whatever area it operates, including New York.  Thank you for the opportunity to weigh in on the proposed Comcast and Time Warner Cable transaction.

Sincerely,

/s/ F. J. Mike Hepler

F. J. Mike Hepler
President and C.E.O.

August 19, 2014

Marlene H. Dortch, Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch:

The Massachusetts Business Roundtable (MBR) applies the strategic perspective of its membership to assist the Commonwealth’s elected and appointed leaders in resolving complex public policy issues in ways that strengthen the state’s long-term social and economic prosperity.  Comcast has been a valued member of the Roundtable for several years, employing thousands of Massachusetts residents in an important, high-tech communications industry.

As MBR’s Executive Director, I spend a great deal of time developing and advancing a STEM (science, technology, engineering and math) agenda in our state because it is of great importance to our members.  Comcast has played a leadership role in this effort as part of its commitment to invest in the state’s workforce and to promote innovation in Massachusetts.  The complex nature of the work Comcast does and the jobs it provided align with the STEM education agenda in the Commonwealth.

Comcast has deployed and continues to deploy its advanced network to new homes and businesses throughout its footprint, investing in the state’s infrastructure and economy.  By combining with Time Warner Cable, Comcast will have the opportunity to continue and expand upon these investments, resulting in greater innovation, more cutting-edge products, and better service for its customers, including employers throughout the Commonwealth.

The transaction between Comcast and Time Warner has the potential to build upon the current commitment to Massachusetts and unleash more innovation and investment.  I respectfully urge the FCC’s favorable consideration of this transaction.

Sincerely,

/s/ JD Chesloff

JD Chesloff
Executive Director

RE: MB Docket No. 14-57

Dear Chairman Wheeler

As a Representative of the 30th District in the Kansas City Metropolitan area of Missouri, I currently represent two distinct service areas of cable/broadband.  Time Warner Cable and Comcast offer service in neighboring segments of my community, which creates a dichotomy not only in home entertainment accessibility but in community investment as well.  Some of my residents have access to Comcast’s high-speed internet, quicker download speeds, diverse programming, community Wi-Fi hotspots and discounted Internet and computer offerings, but many don’t.  It is time that everyone gets the same access, not just across my district in Kansas City, but across the country.  In that vein, I strongly encourage the FCC to approve the proposed Comcast/Time Warner Cable (“TWC”) transaction.

My family home is in a Comcast service area, so my family and neighbors have already been exposed to all of the things that Comcast has to offer.  A favorite, the TV Everywhere option, offers hundreds of thousands of additional streaming options plus more than 50 live TV channels.  This is one of the many benefits that will be gratefully extended to our TWC neighbors - and at quicker speeds, thanks to Comcast’s all-digital network and 25 Mpbs downstream speeds.

Besides the tech improvements, the benefits of an expansion of Comcast’s community empowerment programs to TWC service areas would be advantageous for the district as a whole.  Already, Comcast has played a role in improving the lives of young people in our community, and an increased business presence means increased community presence as well.  Through partnerships with organizations such as Big Brothers, Big Sisters of America and their Beyond School Walls program, local school children receive one-on-one mentoring two to four times a month at a Comcast corporate office.  This program exposes students to the working world at an early age and gives them a chance to learn firsthand from selected Comcast mentors.  Comcast has also recognized promising Missouri high school graduates through their “Leaders and Achievers” scholarship program, which grants scholarships to college-bound seniors in Comcast communities.  With the dozens of additional impact programs available through Comcast and NBCUniversal, our community itself will be much better off with the expansion of service and programs.

I am proud to serve my community as a member of the Missouri House’s Elementary and Secondary Education Committee, but it also means I recognize obstacles to local education.  Through my outreach, I have been continually frustrated by the lack of opportunities available to inner-city youth, particularly the lack of access to computers and high-speed internet that holds them back from competing with students who do have this access.  Comcast has been working to combat this issue, and just announced its indefinite extension of its highly regarded Internet Essentials program and $1 million in grants for dozens of non-profit organizations across the country to create Internet Essentials Learning Zones.  Hundreds of Missouri families have already taken advantage of this program, and a Comcast expansion into new markets would open doors for many more students who otherwise would not have access to this program.

All in all, the proposed Comcast/TWC deal would expand access to high-quality broadband services and access.  I urge you to approve this transaction so that each of my constituents will have the chance to see what this great company can offer our community.

Sincerely,

/s/ Mike Cierpiot

Rep. Mike Cierpiot
District 30 - Jackson County
State of Missouri

August 21st, 2014

Hon. Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

It isn’t easy to graduate college, especially in our nation’s inner cities.  At the East Village Youth Program, we work for more than 700 students and their families towards and through a college education.  100% of our students are from low-income families in the most challenged urban areas in the United States.  Last year, 100% of our students were accepted to a four-year university.

Our organization offers comprehensive programming.  We work for academic advancement, risk prevention, financial literacy, and rounded personal skills development for all the wonderful students we serve.  These programs serve our twofold core mission: to develop college as a real possibility for underserved young people, and to see these students through successful educational and professional careers.

Comcast and private corporations make our mission possible by constantly exploring ideas to partner with community-based organizations and supporting scholarship programs such as Leaders and Achievers, which each year helps numerous kids in Chicago.  I believe that Comcast’s track record of committed service ought to expand and serve new communities.  Please approve the proposed transaction to make that possible.

In addition to gaps between inner-cities and suburbs in terms of school funding, community resources, and extracurricular opportunities, there is a glaring Digital Divide in at home internet access that cuts our lower-income families off from success.  Comcast is taking great strides to close this Divide through its implementation of the nation’s largest broadband adoption program, Internet Essentials.  The initiative is open to families whose kids qualify for the National School Lunch Program.  These families receive Comcast home web service, free computer training programs, and discounted hardware.  Over 1.4 million individuals nationwide have already connected.  That includes tens of thousands in the Chicago area.  Without the Internet, our kids lack access to a global web or resources.  They can’t compete with their peers even a few miles away.

Comcast’s initiative should be encouraged to expand.  We understand that Comcast has already indefinitely extended the program, which was originally a three-year project, and has committed to offering it in the areas now served by Time Warner Cable if the transaction is approved.  This Commission can empower this expansion and help countless others by granting its approval.

Please help make Comcast’s consistent and steadfast presence in communities a reality in more areas of the United States.

Thank you for your time and consideration of this letter.

Sincerely,

/s/ Alan Castro

Alan Castro
President, Board of Directors
East Village Youth Program (EVYP)

DR. CHARLES W. SYDNOR, JR.
President and Executive Director

804-257-5400, ext. 245
The Honorable Tom Wheeler
Chairman, FCC
445 12th Street, SW
Washington, DC. 20554

RE: MB Docket Number 14-57
Dear Chairman Wheeler:

As President of the Virginia Holocaust Museum I support the application by Comcast Communications, Inc. and Time-Warner, Inc. for the merger of their respective corporations in the matter pending before the Commission. My reasons for writing are the esteem and respect in which I hold the Comcast operation, and the perspective of a longtime Richmonder who has seen the beneficent effect Comcast has had upon this community. I want them succeed in the future and believe this merger essential to that prospect, and believe that prospect vital to the future of Richmond.

Comcast has consistently supported programs here in the vital areas of diversity and citizenship training, math and science and literacy development, and tolerance in a democratic society. Comcast puts their money where only the mouths of others are in community endeavors. They were the first corporate sponsor at the founding of this Museum seventeen years ago, and have supported it in all the years since. The local executive, Ken Dye, is Vice Chair of the Museum's Board, and has been involved in every decision made that has benefitted this institution. In 2006 Comcast was the sole sponsor of the commemorative performance here of the children's opera “Brundibar.” Most recently, Ken Dye cohosted a friend-raiser breakfast here that was the best event of this kind the Museum has ever held. There are many more endeavors other non-profits in Richmond could also cite as the beneficiaries of good things Comcast has done for them, and I hope will note for the Commission on Comcast's behalf.

Finally, my interest in supporting Comcast's future comes from my experiences as their customer since 1997. All my information services-cable TV, Internet, and telephone-are bundled with Comcast. That relationship has been in place for so long for two reasons: the reliability of their operating systems, and the consistent quality of their customer service operations. It is just that simple.

If the merger enables them to continue those levels of technical and customer services, as I believe it will, then I believe the merger to be inherently in the public interest.

Yours sincerely, /s/Dr. Charles W. Sydnor, Jr. Dr. Charles W. Sydnor, Jr. President and Executive Director

August 19, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE:  MB Docket No. 14-57

Dear Chairman Wheeler

As Kansas State Representative for the 37th District, which includes Kansas City, I consistently strive to improve and protect the quality of life for my constituents. My district is currently covered by Time Warner Cable, but we have seen the promise of Comcast throughout our state. I encourage and support the proposed transaction of Comcast and Time Warner Cable, and I believe Comcast would do much for our communities.

The state of Kansas has some of the best public schools in the nation, but there are still ways to grow and improve. As our world becomes more digital, our children increasingly need the online tools necessary to become active and engaged citizens of the 21st century. Comcast's Internet Essentials program is helping low-income children and their families and their communities to bridge the digital divide. It also allows low-income families to gain access to the Internet for education, employment opportunities, healthcare and communication. The proposed transaction would bring the Internet Essentials program to my district and to many others that currently do not benefit from access to it.

In Kansas City we've seen the positive impact Comcast can have as a stand-up corporate citizen. At Comcast Cares Day 2014, over 250 volunteers donated their time to beautifying the Hope House and Mahaffie Stagecoach Stop. In one day they were able to accomplish what would have taken non-profits months to do. Additionally, the Comcast Foundation provided grants on behalf of all those who volunteered, as further testament to their dedication to helping community partners in the communities it serves. I would welcome Comcast's presence and commitment to community in my district.

I encourage you to consider approval of this transaction.

Sincerely,

/s/Stan Frownfelter
Stan Frownfelter
Kansas State Representative, District 37

Mayor	Tom Wheeler, Chairman	August 15,2014
Jay Farquhar

Trustees
Heidi Gonzalez
Bill Gray
David Holston
Doug Home
Jim Popp
Anthony Raczek

Clerk
Wayne Haser

P&Z Chair
Ed Gross

Treasurer
Norbert Snow

Administrator
Ruben Bautista

Police Chief
John Cipkar

Public Works Superintendent
DJ Druzel

Finance Director
Darryl Bulliner

Village Hall
5130 W Court St
Monee, IL 60449
708-534-8301
708-534-6862 fax

Police Department
5357 W Main St
Monee, IL 60449
708-534-8321 records
708-534-3321 fax

Federal Communications Commission
445 121 St, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler,

As Mayor of Monee, Illinois, I am writing to voice my support for the Comcast and Time Warner Cable transaction and hope you will consider our town's interests when making your decision. As a small suburban village outside Chicago, our town enjoys the benefits of the city's technological infrastructure. Monee has grown and prospered as a part of Comcast's market. Our citizens appreciate the quality service Comcast delivers to our region and their influential programs to make Internet access available to everyone.

In my position, I have a unique vantage point over our community's economic and technological progress. Comcast has proven to be a great contributor to our economic growth. The company has invested greatly in infrastructure in the state of Illinois to help make towns like ours relevant in the technology industry.

Comcast has also played an essential role in how Monee's young students learn in the classroom and outside of the classroom. With the introduction of Comcast's Internet Essentials program to the region, low-income students and their families have the opportunity to benefit from high quality in-home broadband connections at an affordable price. This program provides our students and young people with the tools they need as they progress into higher education—they are reaping the benefits of top notch Internet services while learning digital literacy skills. Comcast's Internet Essentials is invaluable to the youth of Monee. With the acquisition of Time Warner Cable, Comcast will extend this program to new areas, to the benefit of low-income families and our society as a whole.

Comcast is an investor and a supporter of Monee, and I urge your support for the Comcast-Time Warner Cable transaction.

Thank you,

/s/ Jay Farquhar
Jay Farquhar, Mayor

August 20, 2014

Marlene H. Dortch, Secretary
Office of the Secretary
Federal Communications Commission
445 12th Street, SW
Room TW-A325
Washington, DC 20554

Re:           MB Docket No. 14-57

Dear Ms. Dortch:

I write today in support of approval by the Commission of the proposed Comcast-Time Warner Cable transaction.

Comcast began operating in Vermont in 2006 when it acquired the Adelphia Cable system. Vermont had experienced regulatory difficulties with Adelphia and the state was initially wary of the ambitious proposals made by Comcast as successor in interest to Adelphia. Accordingly, the state set high standards for Comcast and we held them to those standards. Among the conditions imposed Comcast was an obligation to expand broadband to some of our most rural areas. Eight years later, I am pleased to report that Comcast has delivered on the promise and has invested nearly $128 million in our state. This money has extended high speed infrastructure from our region's population hub in Burlington, to Brattleboro in the south and to Newport in the north.

That sort of investment allows our residents a greater stake in the global economy. In the 21st century, the Internet connects Vermonters to jobs, healthcare information, and education they need to succeed within their communities and around the world. This infrastructure, combined with Comcast's low-income broadband adoption program, Internet Essentials, will help further close the Digital Divide.

I have treated broadband service with an all-of-the-above approach, working with many private carriers, including Comcast, to empower all of Vermont's residents to access opportunities and achieve, no matter if they are rich or poor, urban or rural. This is key to expanding economic growth for all Vermonters.

I look forward to Comcast's continued investment in my state and expect that your approval of this transaction would enhance Comcast's commitment to continue working to bring services to low-income and rural Americans.

Sincerely, /s/ Peter Shumlin
Peter Shumlin
Governor

August 21, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC  20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am writing in support of Comcast Corporation.  As the Vice President of St. Mary Medical Center Foundation in Langhorne Pennsylvania, I have had a chance to witness first hand the help that Comcast extends to local charities in their effort to carry out their missions.  Our foundation exists solely to support the activity of St. Mary Medical Center in meeting the healthcare needs of our surrounding community.  Comcast has been a major supporter of ours, providing grants, volunteers, and services to the Foundation.

Comcast has been a community ally in other ways, as well.  For instance, Bucks County is an increasingly diverse community with a number of families who face economic struggles, and their contribution to the local economy has been significant.  The company is based in our region, providing jobs for thousands of people, both directly and through contractual relationships.  It shares its resources in the communities where it operates.  Each year, for example, Comcast Cares Day is held during which Comcast workers donate a day’s labor to schools, churches, and organizations that serve the underserved.  This year, more than 50 projects were carried out in the Philadelphia area, along with scores of blood drives.

As a local professional development officer who has worked at various other charitable institutions in this area over the years, I can attest personally to the fact that Comcast has supported those charities, as well.  It just seems we can always rely on that organization to help in a material way with those important endeavors.

I do not know what would be taken into the considerations for making a decision to allow the Comcast and Time Warner Cable transaction.  However, I do know that as a local professional philanthropy officer and, personally, as a satisfied customer, I have found Comcast to be an exemplary company.

Best wishes,

/s/ John F. Marcy
John F. Marcy
Vice President

One Summit Square  ●  Suite 300
1717 Langhorne-Newtown Road
Langhorne, Pennsylvania  19047
215.710.2591  |  StMaryFoundation.org

August 14, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly

Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler and Commissioners:

We write to share the perspective of some of America’s cities on the proposed transaction between Time Warner Cable and Comcast.  Each of us represents a city that has worked with one of these companies and knows them to be stalwart community partners who contribute to, and invest in, the communities in which they do business.

The combination of these two American companies will bring benefits to every affected city.  Cities joining the Comcast service area will benefit from increased network investment, faster Internet speeds, improved video options and leading community development programs to help us tackle important community challenges like the digital divide.  Existing Comcast markets will enjoy the benefits of a company with the scale and scope to invest in innovation and deliver products and services on a regional basis.

For us, the most significant aspect of the proposed transaction is its capacity to propel new investment in infrastructure in Time Warner markets that will enhance video and Internet service in our communities.  Comcast has pledged to invest hundreds of millions of dollars a year speeding up and improving the combined company’s networks.

We also view positively the apparent response to this development from other companies that provide similar services.  Since the Comcast Time Warner Cable transaction was proposed, Google has announced plans to expand its high-speed Fiber service to 34 new communities,1 AT&T has announced plans to expand its 1 gigabit U-Verse service to 100 new municipalities including 21 large cities,2 and Sprint’s corporate parent has proposed to build a 200 Mbps wireless network for the US.3 These investments, and more like them, are critical to our communities and should be strongly encouraged – as this transaction does.  In other words, we believe that the benefit to our communities is even larger than the expanded investments of the two particular companies involved.

This merger is unique in that Comcast and Time Warner Cable do not compete in any market so this transaction not only will avoid any loss of consumer choice but also will create a stronger, larger competitor in the marketplace that should bring new choices to our citizens.  Comcast has proven to be a technology leader, offering the fastest residential speeds, the most high-definition television channels, the greatest number of mobile video options, and the X1 Platform –Comcast’s next generation interactive entertainment operating system.  For businesses, especially in larger cities, a new national choice for phone and Internet service is especially valuable for economic growth and innovation.  Competition promises lower prices and faster speeds: Comcast currently serves business customers with speeds as high as 10 Gbps, making the markets they serve more attractive to current and prospective employers.

Most importantly, we believe the transaction will boost our efforts to close the digital divide and encourage broadband adoption.  Comcast’s Internet Essentials program is model effort to address this stubborn problem and has already helped over [1.2 million] Americans access home broadband.  Internet Essentials works because it partners with local organizations on the front lines in our cities, from major national organizations like Khan Academy, the National Urban League and the Boys and Girls Club to truly local community-based organizations.  Internet Essentials doesn’t simply serve our communities – it becomes part of them.

The transaction would strengthen and expand this effort in 16 of the 20 largest cities in the country, an unequivocal benefit to those communities.  Expanded broadband adoption and increased digital literacy in our workforce will, in turn, bolster our overall economies.  Research shows that communities with strong technology and information economies recovered far more quickly from the last recession than those without.4 And a technology-educated workforce is critical as we compete to attract and retain innovative new businesses to our cities.

1 Google Fiber, Ultrahigh-Speed Internet, May Expand to 34 New Cities, 2/19/14.
2 AT&T Eyes 100 U.S. Cities and Municipalities for its Ultra-Fast Fiber, 4/21/14.
3 SoftBank’s Son vows broadband speeds of 200 Mbps, more competition in U.S. market, 3/11/14.
4 The PPI Tech/Info Job Ranking, October 2013.

Time Warner Cable has been a responsible corporate citizen whose efforts will only be enhanced by joining forces with Comcast’s community investment programs.  Comcast has established itself as an industry leader and exemplary community partner who invests in its local communities and works hand in hand with local governments on critical social challenges like the digital divide.

We understand the Commission must weigh a number of factors when considering this type of transaction, and we do not take a position on them all.  However, from our perspective, the increased investment, improved services, and community commitments that Comcast and Time Warner Cable have made all weigh heavily in favor of the proposed transaction.

Sincerely,

/s/ Tomás Regalado
Tomás Regalado
Mayor

August 21, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O`Rielly

Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler and Commissioners:

We write to share the perspective of some of America’s cities on the proposed transaction between Time Warner Cable and Comcast. Each of us represents a city that has worked with one of these companies and knows them to be stalwart community partners who contribute to, and invest in, the communities in which they do business.

The combination of these two American companies will bring benefits to every affected city. Cities joining the Comcast service area will benefit from increased network investment, faster Internet speeds, improved video options and leading community development programs to help us tackle important community challenges like the digital divide. Existing Comcast markets will enjoy the benefits of a company with the scale and scope to invest in innovation and deliver products and services on a regional basis.

For us, the most significant aspect of the proposed transaction is its capacity to propel new investment in infrastructure in Time Warner markets that will enhance video and Internet service in our communities. Comcast has pledged to invest hundreds of millions of dollars a year speeding up and improving the combined company’s networks.

We also view positively the apparent response to this development from other companies that provide similar services. Since the Comcast Time Warner Cable transaction was proposed, Google has announced plans to expand its high-speed Fiber service to 34 new communities,1 AT&T has announced plans to expand its 1 gigabit U-Verse service to 100 new municipalities including 21 large cities,2 and Sprint’s corporate parent has proposed to build a 200 Mbps wireless network for the US.3 These investments, and more like them, are critical to our communities and should be strongly encouraged – as this transaction does. In other words, we

1 Google Fiber, Ultrahigh-Speed Internet, May Expand to 34 New Cities, 2/19/14.
2 AT&T Eyes 100 U.S. Cities and Municipalities for its Ultra-Fast Fiber, 4/21/14.
3 SoftBank’s Son vows broadband speeds of 200 Mbps, more competition in U.S. market, 3/11/14.

believe that the benefit to our communities is even larger than the expanded investments of the two particular companies involved.

This merger is unique in that Comcast and Time Warner Cable do not compete in any market so this transaction not only will avoid any loss of consumer choice but also will create a stronger, larger competitor in the marketplace that should bring new choices to our citizens. Comcast has proven to be a technology leader, offering the fastest residential speeds, the most high-definition television channels, the greatest number of mobile video options, and the X1 Platform – Comcast’s next generation interactive entertainment operating system. For businesses, especially in larger cities, a new national choice for phone and Internet service is especially valuable for economic growth and innovation. Competition promises lower prices and faster speeds: Comcast currently serves business customers with speeds as high as 10 Gbps, making the markets they serve more attractive to current and prospective employers.

Most importantly, we believe the transaction will boost our efforts to close the digital divide and encourage broadband adoption. Comcast’s Internet Essentials program is a model effort to address this stubborn problem and has already helped more than 1.4 million Americans access home broadband. Internet Essentials works because it partners with local organizations on the front lines in our cities, from major national organizations like Khan Academy, the National Urban League and the Boys and Girls Club to truly local community-based organizations. Internet Essentials doesn’t simply serve our communities – it becomes part of them.

The transaction would strengthen and expand this effort in 16 of the 20 largest cities in the country, an unequivocal benefit to those communities. Expanded broadband adoption and increased digital literacy in our workforce will, in turn, bolster our overall economies. Research shows that communities with strong technology and information economies recovered far more quickly from the last recession than those without.4 And a technology-educated workforce is critical as we compete to attract and retain innovative new businesses to our cities.

Time Warner Cable has been a responsible corporate citizen whose efforts will only be enhanced by joining forces with Comcast’s community investment programs. Comcast has established itself as an industry leader and exemplary community partner who invests in its local communities and works hand in hand with local governments on critical social challenges like the digital divide.

4 The PPI Tech/Info Job Ranking, October 2013.

We understand the Commission must weigh a number of factors when considering this type of transaction, and we do not take a position on them all. However, from our perspective, the increased investment, improved services, and community commitments that Comcast and Time Warner Cable have made all weigh heavily in favor of the proposed transaction.

Sincerely,

/s/ Michael A. Nutter	/s/ C. Kim Bracey	/s/ Joe Riley
Michael A. Nutter	C. Kim Bracey	Joe Riley
Mayor	Mayor	Mayor
Philadelphia, Pennsylvania	York, Pennsylvania	Charleston, South Carolina

/s/ Stephen K. Benjamin	/s/ Joseph DiGirolamo	/s/ Kevin J. Dumas
Stephen K. Benjamin	Joseph DiGirolamo	Kevin J. Dumas
Mayor	Mayor	Mayor
Columbia, South Carolina	Bensalem, Pennsylvania	Attleboro, Massachusetts

/s/ Buddy Dyer	/s/ Allen Owen	/s/ Frank C. Ortis
Buddy Dyer	Allen Owen	Frank C. Ortis
Mayor	Mayor	Mayor
Orlando, Florida	Missouri City, Texas	Pembroke Pines, Florida

/s/ Leonard Scarcella	/s/ Robert A. McMahon	/s/ Albert B. Kelly
Leonard Scarcella	Robert A. McMahon	Albert B. Kelly
Mayor	Mayor	Mayor
Stafford, Texas	Media, Pennsylvania	Bridgeton, New Jersey

/s/ Joy Cooper	/s/ Lee Leffingwell	/s/ Gary Christenson
Joy Cooper	Lee Leffingwell	Gary Christenson
Mayor	Mayor	Mayor
Hallandal Beach, Florida	Austin, Texas	Malden, Massachusetts

/s/ Lori C. Mosely	/s/ Beth Van Duyne	/s/ Tomas Regaldo
Lori C. Mosely	Beth Van Duyne	Tomas Regaldo
Mayor	Mayor	Mayor
Miramar, Florida	Irving, Texas	Miami, Florida

/s/ Kathleen DeRosa	/s/ Harry Price	/s/ Marc Williams
Kathleen DeRosa	Harry Price	Marc Williams
Mayor	Mayor	Mayor
Cathedral City, California	Fairfield, California	Arvada, Colorado

/s/ Lou Ogden	/s/ George Vallejo	/s/ Michael B. Hancock
Lou Ogden	George Vallejo	Michael B. Hancock
Mayor	Mayor	Mayor
Tualatin, Oregon	North Miami Beach, Florida	Denver, Colorado

/s/ Acquanetta Warren	/s/ Bob Murphy	/s/ Jeffrey Gee
Acquanetta Warren	Bob Murphy	Jeffrey Gee
Mayor	Mayor	Mayor
Fontana, California	Lakewood, Colorado	Redwood City, California

/s/ Cindy Lerner	/s/ Daniel Rizzo	/s/ Eric Jackson
Cindy Lerner	Daniel Rizzo	Eric Jackson
Mayor	Mayor	Mayor
Pinecrest, Florida	Revere, Massachusetts	Trenton, New Jersey

/s/ John Marks	/s/ Ken Miyagishima	/s/ Byron Brown
John Marks	Ken Miyagishima	Byron Brown
Mayor	Mayor	Mayor
Tallahassee, Florida	Las Cruces, New Mexico	Buffalo, New York

/s/ Matthew Doyle	/s/ Rick Gray	/s/ Alvin Brown
Matthew Doyle	Rick Gray	Alvin Brown
Mayor	Mayor	Mayor
Texas City, Texas	Lancaster, Pennsylvania	Jacksonville, Florida

/s/ Steve Hogan	/s/ David DelVecchio	/s/ Tom Tait
Steve Hogan	David DelVecchio	Tom Tait
Mayor	Mayor	Mayor
Aurora, Colorado	Lambertville, New Jersey	Anaheim, California

/s/ Richard J. Berry	/s/ Richard N. McLean	/s/ Gary J. Passanante
Richard J. Berry	Richard N. McLean	Gary J. Passanante
Mayor	Mayor	Mayor
Albuquerque, New Mexico	Brighton, Colorado	Somerdale, New Jersey

/s/ Frank Nolan	/s/ Michael McGlynn	/s/ Michael A, Boehm
Frank Nolan	Michael McGlynn	Michael A, Boehm
Mayor	Mayor	Mayor
Highlands, New Jersey	Medford, Massachusetts	Lenexa, Kansas

/s/ William A. Bell, Sr.	/s/ Eric Papenfuse	/s/ Thomas F. Kelaher
William A. Bell, Sr.	Eric Papenfuse	Thomas F. Kelaher
Mayor	Mayor	Mayor
Birmingham, Alabama	Harrisburg, Pennsylvania	Toms River, New Jersey

/s/ Michael Copeland	/s/ Ernest D. Davis	/s/ Dana Redd
Michael Copeland	Ernest D. Davis	Dana Redd
Mayor	Mayor	Mayor
Olathe, Kansas	Mount Vernon, NY	Camden, New Jersey

/s/ Pedro E. Segarra
Pedro E. Segarra
Mayor
Hartford, Connecticut

August 21, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As the Mayor of Carol Stream, a Village in DuPage County, Illinois, I write to you today to register my support of the proposed Comcast and Time Warner Cable transaction.

The proposal offers a unique chance to extend Comcast service into communities where a reliable broadband and video service provider is needed and desired.

It’s exciting to contemplate the communications and media possibilities that would result from combining Comcast and Time Warner Cable. For communities like ours, the ability to interact with other municipalities and businesses through the same provider would be invaluable.

We have been the recipient of Comcast’s ground-breaking services in Carol Stream, such as Internet speeds that continue to increase on a yearly basis and business services that continually evolve to meet the communication and data demands of our local firms. Comcast’s forward-thinking use of technology has been a model for our Village, where we are continually seeking savings and service improvements through technology by, for instance, employing paperless technology programs.

Comcast has made a commitment to our Village and the wider Chicago region to bring digital media’s benefits to economically-disadvantaged families. For example, its Internet Essentials program offers Internet service to qualified low-income families for a $10 monthly rate. If a family has no computer, Comcast offers one at a low cost of $150, along with free training. The Internet Essentials website is available in both English and Spanish, which is important in Carol Stream where more than a third of our residents speak Spanish.

A significant percentage of our nearly 40,000 residents are Asian-American and African-American. Comcast programming seems to expand each year to include minority-owned networks and channels with a multicultural perspective and shows that viewers with diverse backgrounds seek from their cable TV provider.

We have had many good experiences with Comcast, and I know that other towns would enjoy the same conveniences and benefits if Comcast enters their markets. Please give this transaction your approval.

Very truly yours, /s/ Frank Saverino, Sr. Frank Saverino, Sr. Mayor

To:	Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Please see letter attached.

My name is Gloria Butler and I am privileged to serve in the Georgia State Senate, representing the people and interests of our great state, especially those of the 55th District.

My constituents, who reside primarily in DeKalb and Gwinnett Counties, certainly appreciate the advanced services Comcast provides. I am, however, more impressed with the company’s broad commitment to excellence and diversity. This is why I believe Comcast’s proposed transaction with Time Warner Cable would bring about many consumer benefits, and I support it wholeheartedly.

Comcast and NBCUniversal have made a conscious choice to present programming that celebrates our rich heritage and diversity - and is attuned to the regional nuances of northern Georgia - offering services reflective of the people and organizations that call the area home.

I understand that together, Comcast and Time Warner Cable carry more than 160 independent networks.

In April 2014, Comcast selected minority-owned networks for wide distribution and is working with talented personalities like Hall-of-Famer Earvin “Magic” Johnson, actor and musician Sean “Diddy” Combs, Hollywood director Robert Rodriguez, and Spanish-language TV-veteran Constantino “Said” Schwarz.

I am confident that the independent and diverse perspectives reflected in this range of unique programming would reach a larger audience if the transaction between Comcast and Time Warner Cable were approved.

Further, Comcast is committed to supporting local communities and from what I have heard, has made over $17 million in community investments in 2013 alone. Moreover, it is particularly invested in the future of Georgia’s children - something that I consider my lifelong ministry, and as a grandmother and great-grandmother, a subject near and dear to me.

Comcast’s broadband adoption program, Internet Essentials, is targeting low-income children and families who need digital training and low-cost access to keep up in school and the workplace. This program, which is bringing many Georgians into the 21st century at a deeply reduced cost, is a tangible example of how the company is exercising its reach and resources for the greater good.

A union between Comcast and Time Warner Cable would amplify such efforts, allowing more Georgians and others to receive superior services, programming and resources. The FCC should not hinder this transaction.

/s/ Gloria S. Butler Gloria S. Butler

August 21, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’ Rielly
Federal Communications Commission
445 12th Street, SW
Washington DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler and Commissioners:

On behalf of the citizens of Georgia, whose health, education and economic prosperity is of the highest importance to me, I am writing to support Comcast Corporation’s proposed transaction with Time Warner Cable.

As Lieutenant Governor, I have worked to ensure that the people of Georgia, and in particular our children, have access to the tools to develop 21st Century skills and are connected to learning environments that nurture their individual talents.

In line with these priorities, Comcast has been an admirable corporate citizen in our state.

Comcast has invested more than $4 billion in technology and infrastructure in Georgia to date. It continues to lead the way as a corporate partner highly invested in the people and places it serves.

Internet Essentials, operated by Comcast, is the country’s largest and most comprehensive Internet adoption program working to narrow the digital divide and bring broadband service to low-income students and families in a very real way. In little more than two years, Comcast has connected 1.4 million Americans to the power of the Internet; approximately 100,000 Georgians are now online at home because of the program. This transaction will extend the Internet Essentials program to more communities across the country.

Federal Communications Comimssion
August 21, 2014

Further, the company invests in communities across the state, with an emphasis on partnerships, volunteerism and charitable works that benefit our young people. I would expect Comcast to expand those investments across all the communities it would serve in Georgia as a result of the transaction.

As a public servant whose interests are aligned with those of all Georgians, I encourage you to keep in mind the company’s good and widespread efforts to aid the educational and economic success of our state and how that would be bolstered through a better, stronger Comcast that serves more of the state of Georgia.

Sincerely,

/s/ Casey Cagle
Casey Cagle
Lieutenant Governor, Georgia

August 20, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

I am an elected Representative in the Illinois State legislature, a resident of Chicago’s North Lawndale neighborhood, and a committed voice for the people I represent. As such, I take this opportunity to urge the Commission to act favorably on the proposed Comcast and Time Warner Cable transaction. The proposal carries numerous potential gains for my constituents by providing Comcast the scale to compete globally and to create new opportunities across the country for North Lawndale residents and others.

I understand that Comcast spent more than $1.3 billion on capital, employee, and community partnerships in Illinois last year. While some industries have relocated or reduced investments, Comcast has, since its start here in 1996, invested more than $6 billion in capital expenditures in Illinois.

The Comcast and Time Warner Cable proposal promises tangible economic benefit to the minority community. The number of minority-owned firms in Illinois stood at about 10 percent at last count (closer to 25 percent in Chicago). Choosing diverse suppliers and recruiting minority talent in business is a matter of basic fairness, and supplier and hiring policies at Comcast reflect a commitment to diversity.  Besides a diverse board of directors and a U.S. workforce that is 40 percent people of color, Comcast sources numerous services through diverse suppliers .

And Comcast has a record of following through on - if not exceeding - pledges it makes, as it did following its merger with NBC Universal, which occurred as I was first elected to state office. One of the commitments carried out in the Comcast and NBCUniversal merger was the promise of greater Internet access for low-Income populations. As a result, more than 1.2 million Americans now have home Internet through the Internet Essentials initiative, including tens of thousands in Chicago, where the program has been a huge success. Comcast has said it will extend this program indefinitely, offering more opportunity to communities throughout the nation.

Beyond the economic opportunities that Comcast’s presence offers, Illinois residents stand to reap the benefits of more choices, faster broadband speeds, and new diversity in cable programming. Comcast has a track record of bringing users diverse offerings, and we welcome yet more opportunities for our families in Illinois and beyond to enjoy entertainment and information delivered by diverse performers and experts.

From the promise of greater economic opportunity to increased access to diverse programming and the Investment in community that Comcast is widely known for, Illinois stands to win. Please give this transaction your approval.

Sincerely,

/s/ Arthur Turner
Arthur Turner
Assistant Majority Leader

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

As a legislator in a state currently served by Comcast, I am pleased to have this opportunity to comment on the proposed Comcast and Time Warner Cable transaction.

My goals as a Legislator for the State of Tennessee, and as a longtime public servant both as a former educator and administrator, have always included a strong focus on children, specifically on the quality of their education. The proposal that is before you is a wonderful opportunity to improve on the education of children in Tennessee and other U.S. states; as such I respectfully ask the Commission to give its approval.

There are additional benefits to be realized from the transaction. They are based in economic strength and future-looking industry. Comcast has built one of the best, strongest broadband networks in the world. Its investment in Tennessee since it first came here totals more than $2 billion, and its services keep growing with video, WiFi and faster Internet. Although our state may be bounded by land, surrounded by other Americans, the world today calls for us to be ready to interact with people in different countries, all over the globe. A highly-developed and fast technology network is no longer a curiosity, an extra. It is a basic requirement for government, for businesses and, of course, for schools.

Our nation’s children are in training for work in a global economy filled with constant innovation and, to obtain jobs, they need the right connections. I have worked as a legislator to bring about those connections, and to be sure that training in developing technologies is available to all of our residents. Comcast has done much the same thing through direct and indirect efforts made from the corporate level all the way down to homes in remote communities.

For example, I believe that Comcast has improved its Internet speeds at least once a year since 2002 and it dramatically increases its network capacity on a regular basis. The company is making those improvements widely available in communities where it operates, even in homes where the cost of Internet would be prohibitive. It does so with its aptly named Internet Essentials program, which is a discount plan that has been embraced in homes in Tennessee at an average rate of a few thousand more homes each year. Altogether in states in which Comcast operates, I understand that 350,000 families are signed up for Internet Essentials. I think of the million or so people that likely represents and feel so grateful that their technology needs are being met at an affordable cost.

As the former executive director of the Memphis branch of the NAACP, a branch that was cited as the nation’s most outstanding and largest for many years, I know how to work with people to get things done. Top performance comes with top partners, and that’s what Comcast has been in our state and communities across America. I hope to see the company’s proposed transaction receive approval, knowing that economically, technologically and socially, we may all derive benefits.

Sincerely,

/s/ Johnnie R. Turner

State Representative Johnnie R. Turner
Memphis, TN

August 18, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE:	SUPPORT OF APPLICATIONS OF COMCAST CORPORATION AND TIME WARNER CABLE INC. FOR CONSENT TO ASSIGN OR TRANSFER CONTROL OF LICENSES AND APPLICATIONS - FCC PROCEEDING # 14-57.

Dear Chairman Wheeler:

The California Asian Pacific Chamber of Commerce (CalAsian Chamber) would like to express its support of the Applications of Comcast Corporation and Time Warner Cable Inc. for Consent to Assign or Transfer Control of Licenses and Applications- FCC Proceeding #14-57.

CalAsian Chamber is dedicated to nurturing and propelling economic growth and supporting minority and small business owners. We believe this merger will do precisely that here in California.

Comcast's efforts to support small and minority owned businesses have been exemplary, and according to the company's owns disclosures, business with minority-owned suppliers has totaled over $4 billion since 2010. Comcast has made certain that Asian Pacific Islander (API) owned firms are participating in this boom through contracts ranging from software and IT support to marketing and advertising.

The impact of the Comcast-Time Warner transaction would be far-reaching for the API business community here in California and other parts of the country. Certainly this means that Comcast's supplier diversity program would help support even more firms. And, to the extent Asian Pacific firms hold multiple offices in these locations, having the option to contract with Comcast for business voice and Internet services could create efficiencies and cost reductions for those firms.

Finally, our members know that the best way to solidify our economy for the future is to invest now in the next generation work force. Throughout California and the Northwestern U.S., the children of first- and second-generation API-Americans make up a growing portion of that future workforce, and too often they are growing up without the economic means to keep pace with their peer group in school. Comcast's Internet Essentials offering, which has helped connect some 13,000 families in the San Francisco area alone, has not only been effective at addressing the most common barriers to low income families adopting high-speed Internet service but has also helped leap the language barrier as well, as Comcast has provided language appropriate materials and community partners to help raise awareness of the program.  Extending this program throughout California would be of immense help.

The California Asian Pacific Chamber of Commerce and our Asian Pacific Islander businesses are excited about the potential positive impacts this merger has for our community. We urge the Commission to approve the transaction.

Sincerely,

/s/ Pat Fong Kushida
Pat Fong Kushida
President & CEO

cc:	FCC Commissioner M. Clyburn
FCC Commissioner J. Rosenworcel
FCC Commissioner A. Pai
FCC Commissioner M. O'Rielly

August 21, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

As an advocate for local and regional businesses, the San Ramon Chamber of Commerce supports any effort to help our business community grow, prosper, and remain competitive.

The high-speed internet and dependable telephone service that Comcast provides is critically important to our business community. We understand and support changes that must be made in order to create thriving opportunities for business development within the San Ramon Valley.

The San Ramon Chamber of Commerce, and many of its members, receives excellent service from Comcast in providing internet and telephone service within our community. Many of our local businesses rely exclusively on Comcast to provide high-speed internet, and Comcast performs exceptionally well in the many areas of the San Ramon Valley. As a result, the San Ramon Chamber of Commerce encourages the Federal Communications Commission to comprehensively explore the various attributes of the proposed merger.

In principle, the San Ramon Chamber of Commerce is in favor of the proposed merger between Comcast and Time Warner Cable and defers to the professional and regulatory judgment by the Federal Communications Commission to make a decision that not only makes sense, but is in the best interest of current and future customers and communities these two organizations serve.

Respectfully,

/s/ Stewart L. Bambino
Stewart L. Bambino
President/CEO
San Ramon Chamber of Commerce

August 20, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

I have served as President of the Illinois Business Roundtable (IBRT) for the past 16 years. The IBRT is a voluntary association of executive officers of Illinois’ leading businesses, formed in 1989 to study, make recommendations, and take action on critical public policy issues facing Illinois. I write you now because Illinois faces critical public policy issues that may be better addressed through the proposed transaction between Time Warner Cable and Comcast. I want to make clear my support for the proposed transaction, and outline some of the transaction’s potential benefits that I see for the businesses, consumers, and communities of Illinois.

Prior to serving as President of the Illinois Business Roundtable, I was Executive Vice President of the Illinois Chamber of Commerce, and I served five terms in the Illinois General Assembly. As a longtime resident, public servant, and businessman in Illinois, I can attest that the massive system investments that Comcast has made here has improved the quality of life of our citizens and helped our employers grow. Those investments span job creation, community involvement, and innovation advancement in our state. In my hometown of Quincy, their network upgrades after acquiring the system have brought higher quality services and faster data speeds to an area that was often overlooked by previous providers.

Comcast is a vital source of employment in Illinois. The company has thousands of fulltime workers here, all of whom earn solid paychecks, enjoy full healthcare benefits, and receive on-the-job training. These employees are geographically dispersed throughout Illinois to Comcast’s 170 or so properties in the state.

As leader of an organization that advocates for more investment, innovation, and job growth in Illinois, it’s important for me to highlight Comcast’s delivery of services to small to mid-sized businesses in our state. To put it simply, what Comcast offers makes our business community more competitive. High speed broadband and flexible

IBRT FCC Letter of Support
RE: MB Docket No. 14-57	Page 2

bandwidth are key to business growth, and Comcast is delivering on both fronts. I believe that following the Comcast merger with Time Warner Cable, businesses with regional presence will have more options available to increase their competitiveness and efficiency. In today’s economy, more of this is definitely better.

In summary, Comcast is an essential job creator, solid corporate citizen, and community member in Illinois. Its successful business practices make our state a better place for Illinois-based businesses. If the proposed transaction is approved, Comcast would be able to expand its reach to existing Time Warner Cable markets, potentially spurring further job and investment growth.

I urge you to approve the transaction before you.

Sincerely,

/s/ Jeffrey D. Mays

Jeffrey D Mays,  President
Illinois Business Roundtable

August 21, 2014

The Honorable Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

In an effort to supply adequate information for the Federal Communication Commission’s review of the proposed Comcast and Time Warner Cable transaction, I share my experience with Comcast here in Pennsylvania, as well as my belief that the Commission should approve the proposal.

As governor of Pennsylvania, I am very familiar with its diverse broadband and video offerings, as well as its activities in communities across the Commonwealth. Last year, Comcast paid more than $258 million in sales, business and property taxes, fuel taxes and other taxes and fees in its home state of. Pennsylvania. Along with payroll, infrastructure and community contributions, the company made a $2.4 billion investment in Pennsylvania in 2013.

I have worked to encourage business growth and job creation; and during my tenure, Pennsylvania has seen the unemployment rate drop from 8.2 percent to 5.7 percent. Comcast has been and is an important partner in keeping Pennsylvanians working, directly employing close to 12,000 of the state’s residents and supporting thousands of indirect jobs through its supplier community.

An example of Comcast’s importance in the world of technological innovation, as well as in our economy, is the Comcast Innovation and Technology Center, now under construction in Philadelphia. This new, $1.2 billion tower is expected to boost the economy of the Mid-Atlantic region and beyond with thousands of new jobs and world-class technology that will create a setting that is on par with California’s Silicon Valley. This is the largest private economic development project in the Commonwealth’s history, and it strengthens Comcast’s already strong presence in Philadelphia at the Comcast Center - the company’s global headquarters building, which opened in 2007 and created tens of thousands of construction jobs and permanent jobs.

The Honorable Tom Wheeler
August 21, 2014
Page Two

It is also important to reflect on Comcast’s impact and footprint outside of Philadelphia. The company has a strong presence statewide, from Pittsburgh to Harrisburg to Scranton. With 1.9 million customers in the Commonwealth and more than 280 facilities, the company employs Pennsylvanians in every part of our great state.

The quality of life Pennsylvania residents enjoy is critically important to me as the state’s governor, and educational opportunity ranks high in meeting that expectation. While state funding has increased for our schools over recent years, we have been delighted to share with Comcast the responsibility for seeing that children have access to new learning opportunities.

Along with supplying Pennsylvania students with career mentors, scholarships and a broad range of exposure to developing technologies, Comcast set for itself the ambitious task of getting more economically disadvantaged families digitally connected by reducing its Internet service fee for families whose children qualify for the National School Lunch Program. They can also purchase a computer through Comcast for about $150. More than 14,000 households signed up for Internet Essentials in the first three years of the program, with the numbers rising year after year. Comcast has pledged to continue the program and, under the proposal, will expand it to homes now served by Time Warner Cable in communities across the United States.

Undoubtedly you are hearing from many parties offering their opinions about this transaction. I am sure public officials have had similar positive experiences working with Comcast. In Pennsylvania, Comcast is a tremendous corporate citizen, and I am confident this transaction will spur new economic growth and strengthen Comcast’s commitment to our communities. For these reasons, I urge the Commission to approve this transaction.

Sincerely, /s/ Tom Corbett TOM CORBETT Governor

Rev. Hezekiah D. Stewart, Jr. Th.D Executive Director

August 20, 2014

Marlene H. Dortch
Secretary
Federal Communications
Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

As a minister, community leader, and founder of the Watershed Human and Community Development Agency, I am dedicated to bringing  public awareness, resources, and support to struggling families of Little Rock, Pulaski County, and the state of Arkansas. Since 1978, the Watershed has provided a safe haven for people, serving anyone and everyone in need, providing them the help they need to escape from violence, crime, drugs, and other public dangers.

Our organization has been successful because of the help of so many individuals, organizations, and companies that have selflessly lent a hand like Comcast. As a company, Comcast has partnered with our organization by participating in food drives, toy drives and fundraisers.  Comcast employees have also individually volunteered and supported our program. They have invested in our community in many ways, such as through Comcast Cares Day, the Leaders and Achievers Scholarship Program and, support  to the Boys and Girls Clubs.

My understanding is that the transaction  between Comcast and Time Warner Cable will have a variety of positive outcomes, including the further improvement of Comcast technologies and services.  I believe that the transaction will allow for the continued  promotion of good jobs, the creation of overall positive economic opportunity, and the opportunity for more low-income families to have access to the Internet through Comcast's Internet Essentials program.

Overall Comcast is a well-respected community partner and supporter of local organizations, social services and community needs in Arkansas.  It is the type of company that many communities could benefit from, and this transaction would allow Comcast to extend its community partnerships to many more areas. The unification of these companies will benefit people of all races, creed and color, in every area of their life.  For these reasons, I ask that you move in favor of the Comcast and Time Warner Cable transaction.

Blessings,

/s/ Rev. Hezekiah D. Stewart, Jr.
Rev. Hezekiah D. Stewart, Jr.

“The Worlds First Social Hospital”
3701 Springer Blvd. ● Little Rock, AR 72206
Phone 501-378--176 ● Fax 501-378-0432 ● www.nebowatershed.com

CAPITOL OFFICE State Capitol Building 201 West Capitol Avenue, Room 109F Jefferson City, MO 65101-6806 Tel: (573) 751-3674 John.Mayfield@house.mo.gov		DISTRICT ADDRESS 18926 Powahatan Court East Independence, MO 64056 Tele: (816) 510-9726

JOHN MAYFIELD State Representative District 20 August 21, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch:

I am writing today to request FCC approval for the proposed transaction between Comcast Time Warner Cable.  Although I am a first-time State Representative in the newly created Missouri 20th District, I have been engaged in public service for many years and am well aware of the many contributions that Comcast makes to the Missouri economy.

Comcast provides the high speed Internet services that all of our businesses require to compete in today’s global economy. The company also continues to upgrade the system and the speeds of the broadband connections.  Speeds that were considered lightning-fast two years ago are turtle-slow today, and Comcast makes certain that Missouri has the fastest, highest quality connections possible. I have learned that since 1996, the company has invested more than $336 million in technology and infrastructure in our state.

The face of the media itself has changed beyond recognition in the past 10 years, and Comcast has helped public servants like me adapt to that change by giving us a platform on which to address the public.  Comcast’s Newsmakers program offers elected officials, directors of nonprofits and other community activists the opportunity to speak directly to the public about important issues that are not always covered by the traditional  media.  As a newly elected official in a new district, I felt that my own Newsmakers interview was very informative for my constituents.  Comcast also works with institutions of higher education and local stations to broadcast public service programs that inform and educate viewers.  Viewers in the current Time Warner areas will certainly benefit from this increased access to public service programming.

COMMITTEES

Committee on Financial Institutions ● Committee on Small Business
Committee on Insurance Policy ● Committee on Registration & Licensing Policy
Joint Committee on Government Accountability ● Special Standing Commettee on Small Business

It is also a stunning fact that access to the Internet has become a necessity within the past decade.  The digital divide hampers low-income families by making it more difficult to job search and to apply for jobs that now require online applications. Students without computers at home cannot complete homework assignments or compete with their peers in conducting research. Comcast is dedicated to closing that gap.  The Internet Essentials program provides broadband service at home for less than $10 a month to families with one child in the National School Lunch Program. These families can also purchase a computer for $150 or less and receive free computer training. This amazing program was created as a three-year trial, but Comcast has agreed to extend it permanently.  Over 1 million citizens nationwide have already connected to their professional, educational, and healthy medical futures via the program.  If Comcast extends its market, families in current Time Warner service areas will be able to take advantage of this wonderful program.

I have seen only great opportunities result from our relationship with Comcast. I am confident that if the proposed transaction is approved, other states could reap the same benefits that we have. I urge you to approve the transaction.

Sincerely, /s/ John Mayfield
John Mayfield Missouri State Representative, 20th District

August 20, 2014

Thomas Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington , DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As Executive Director of the National Latino Education Institute (NLEI), I am pleased to offer my support of the proposed Comcast Time-Warner merger. I believe that we cannot do our work alone. Partnerships with Chicago’s leading businesses help ensure access to quality employment at all levels and help nurture the development of Hispanic leaders in business. We ask that you please approve this transaction to extend the opportunities of Comcast’s partnerships to many new communities.

NLEI has been providing employment and placement services since 1972. We now serve more than 800 individuals annually. We work with over 300 companies to make our wide range of programs possible. We have been fortunate to consider Comcast a supporter of minority enterprise, not just in Chicago land, but nationwide.

Comcast is an industry leader not just for cable and internet service, but for diversity and inclusion initiatives. Women and minorities compose nearly 60% of Comcast’s workforce. The company’s commitment reaches to even the highest levels of leadership. NLEI has successfully referred qualified candidates to Comcast for some of the company’s top positions. Bilingual and credentialed, these individuals were hired by the company and continue to enjoy fulfilling careers with their employer. Last year, minorities accounted for a full 40% of current Comcast employees, as well as 25% of the managerial tier. We understand that the pace has accelerated in the last few years as Comcast strives to increase diversity at all levels including executive management positions.

Comcast also fosters economic diversity by contracting with a wide range of vendors and suppliers. Last year, we understand that Comcast/NBCUniversal spent over $1 billion on diverse high-level suppliers. This investment helps Comcast maintain its role as the country’s largest provider of Spanish language cable packages.

For those not yet a part of the job market, Comcast is investing to prepare our children for the economy of tomorrow through its Internet Essential s and Digital Connectors programs . Such programs have already connected over 1.4 million people to home Internet services. Through these program s, Comcast has been able to support underserved communities in Chicago, and elsewhere, through its digital literacy and economic empowerment initiatives. These initiatives have helped individual s increase their capacity to attain financial stability.

Thank you for your consideration of the Comcast’s request.

Sincerely,

/s/ Elba Aranda-Suh
Elba Aranda-Suh
Executive Director

APAPA
Asian Pacific Islander American Public Affairs Association
Community Education Foundation (APAPA-CEF)
Empowering and Engaging Asian and Pacific Islander Americans
Non-profit organization 501(c) 3 Tax ID No. 55-0849384

August 18, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re: MB Docket No. 14-57

Dear Chairman and Commissioners:

We are writing to you today to share our support of the new partnership between Comcast and Time Warner Cable. As the founder and the Presidents of the Asian and Pacific Islander American Public Affairs Association (APAPA) Chapters, we strongly believe that the deal will bring tremendous socioeconomic benefits for the Asian and Pacific Islander American communities throughout the country.
We are proud to witness Comcast uphold its promises to invest in low-income and minority communities. The Comcast Internet Essentials program provides access to resources and educational tools for low income families. Internet Essentials changes the culture of communities by incorporating internet use and digital skills into everyday tools that provides access to information, thus bettering people’s lives. Comcast’s effort to bridge this digital divide between families with and without internet access shows the company’s commitment to serving communities in need. We are thrilled that Internet Essentials will benefit many Asian and Pacific Islander American families; families who otherwise would not be able to afford internet access.

For several years, Comcast has been rated one of the most diverse and best places to work for women and minorities. Comcast has dedicated itself to pursing diversity of both the viewpoints represented in its cable lineup and in its employment. The partnership with Time Warner will expand this commitment into current Time Warner markets. From 2010 to 2013, Comcast saw a 33 percent increase in the number of women and minorities at the Vice President level and higher. This commitment to inclusion ensures more representation for minorities in company decisions as the company grows.

Bringing Comcast services to additional areas could stimulate economic development. In addition to existing company initiatives like Internet Essentials, work force development and job training; Comcast has pledged to invest hundreds of millions of dollars into network advancements and upgrades. This will enable local businesses to take advantage of high internet speeds and advanced services on a network that connects many of the top markets in the country. We trust that having a company like Comcast provides us services, will make our organization operate better and allow us to better save our community.

It is clear to us that our community will benefit from the Comcast and Time Warner partnership. The initiatives from Comcast and Time Warner will improve the lives of many low income Asian and Pacific Americans and other minority communities alike. This community outreach effort and Comcast’s ongoing efforts to increase diversity in all levels of its corporate structure is what attracts us most to the proposed deal. We hope you will vote to approve the Comcast and Time Warner partnership

/s/ CC Yin	/s/ Lucy Oback
CC Yin	Lucy Oback
Founder and Chair	National President

/s/ Joel Wong	/s/ Nelson Huang
Joel Wong	Nelson Huang
Bay Area Region President	Southern California Region President

/s/ Bobby Bao	/s/ Andrew Jeng
Bobby Bao	Andrew Jeng
New York Chapter President	Central Florida Chapter President

/s/ Alice Yi	/s/ Henry Chang
Alice Yi	Henry Chang
Austin Texas Chapter President	Sacramento Chapter President

/s/ Ron Cho	/s/ Larry Lee
Ron Cho	Larry Lee
San Diego Chapter President	San Francisco Chapter President

/s/ Kevin Ikuma	/s/ Andy Li
Kevin Ikuma	Andy Li
East Bay Chapter President	Tri-Valley Chapter President

APAPA Chapters & Offices
National & State Headquarters, Central Valley Region 4000 Truxel Road, Suite 3, Sacramento, CA 95834 Tel 916-928-9988 Fax 916-678-7555
Bay Area Region 1963 Sabre Street, Hayward, CA 94545 Tel 510-538-2791
San Francisco Chapter 22 Battery Street, Suite 401, San Francisco, CA 94111 Tel 408-691-0423 Fax 415-839-0063
East Bay Chapter 5674 Stoneridge Dr., #210, Pleasanton, CA 94588 Tel 510-909-7036 Fax 925-463-3818
Tri Valley Chapter P.O. Box 632, San Ramon, CA 94583 Tel 860-263-9540
Southern California Region 668 South 6th Avenue, City of Industry, CA 91746 Tel 909-860-4316 Fax 888-661-1063
San Diego Chapter 13223 Black Mountain Road, #1-251, San Diego, CA 92129 Tel 858-215-2108 Fax 866-260-4237
Vacaville Office 185 Butcher Road, Vacaville, CA 95687 Tel 707-451-0130 Fax 707-451-0131
Youth Leadership Council (College & High School Chapters) 4000 Truxel Road, Suite 3, Sacramento, CA 95834 Tel 916-928-9988 Fax 916-678-7555
New York Chapter, 33 Bowery, Room C-202, New York, NY 10002 Tel 212-226-2795 Fax 212-226-0124
Central Florida Chapter, 9521 S. Orange Blossom Trail, Suite 101, Orlando, FL 32837 Tel 321-439-5330
Austin Texas Chapter, 6200 Brodie Lane, Austin, TX 78745 Tel 512-658-7687 Fax 512-261-6879
Website: www.apapa.org | Email: info@apapa.org 08/2014

August 21, 2014

Mr. Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of the Center for Latino Progress - CPRF, I am pleased to write to you about our experience with Comcast in the region. Since 1978, the Center’s mission has been to advance the socio-economic conditions of the community at large, with emphasis on Hispanics, through education, training, supportive services, leadership development, and advocacy. We have made it the Center’s responsibility to raise the visibility and self-reliance of the Latinos in Connecticut. As the administrator of the Center and a leader in the community, I know the importance of having corporations been part of the fabric of the community and these been partners with agencies like ours in order for the community to thrive.

Comcast is a leader in corporate responsibility and it has been leading the way in engaging with our community. Comcast has been supporting the Center programs with grants, in-kind contributions and with their employees as volunteers in the classrooms. Without a doubt, Comcast has excelled in its civic responsibilities; and its staff accessibility for guidance and critical insights has been very helpful to us.

Thank you for considering my comments. Please feel free to contact me for any further comments at 860-247-3227.

Yours truly,

/s/ Yanil Terón

Executive Director

August 25, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street. SW
Washington, DC 20554

RE: MB Docket No. 14-57

Chairman Tom Wheeler:

The Utah Coalition of La Raza advocates for the civil and human rights of Utah’s Hispanic and Latino residents, primarily in the counties of Salt Lake, Davis, Utah and Weber.

As the President of Utah Coalition of La Raza I am writing to request that a proposal before the Commission be approved. The proposed Comcast and Time Warner transaction will give new communities the chance to benefit from the kinds of community partnerships that we have developed with Comcast.

In Utah and in Salt Lake City in particular, there are many minority and other children whose families struggle to meet monthly expenses.

Comcast has made it easier in recent years for these children and their families to include Internet services in their budgets by offering Internet Essentials. This is available to qualified households that include children eligible for government subsidized school meals. As of last year, more than 6,000 families in Utah have had signed up of Internet Essentials. For about $10.00 a month, with no other fees, they get access to the Internet. The families can also buy a computer for a low price, and the Company includes free computer and Internet training for the children and others in the home.

As you can see, this is an excellent example of families, school, government and business cooperating and coordinating valuable and mutual services.

Comcast has been very supportive of UCLR’s youth leadership program, which encourages students to continue their education while learning to become leaders in our community.

August 21, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

I am the President and CEO of the Middle Tennessee Urban League. Our organization secures economic self-reliance and diversity throughout the greater Nashville area.

Comcast’s existing business and public engagement practices here in Nashville help organizations like ours build stronger communities. Your approval of the proposed Comcast-Time Warner Cable transaction will enable Comcast to bring these same benefits to organizations and neighborhoods in many cities nationwide.

In addition to Comcast’s support of the Urban League and other non-profits working with African American populations, Comcast offers wider access to the highest quality services available. The Internet Essentials program is the nation’s largest broadband adoption program, and provides more than a million Americans with low-cost, high-speed Internet service, affordable computers, and digital literacy training. This investment extends general economic opportunity and the Urban League’s mission by empowering qualified students and their families to equitably compete in today’s global marketplace. Approving the merger with Time Warner Cable will allow this program to expand and impact many new families.

Comcast’s philanthropic commitments extend beyond mere donation, too. The Urban League of Middle Tennessee is lucky to be a longtime Comcast Cares Day partner. Comcast employee volunteers enrich our mission every year. In fact, it is my understanding that last year, 3,000 Comcast employees in Tennessee took part in ‘Cares’. Comcast also participates in our career fairs and youth programs and is a prominent supporter of our annual Equal Opportunity Luncheon.

Urban League of Middle Tennessee, 50 Vantage Way, Suite 201, Nashville, TN 37228
615-254-0525/615-254-0636 (phone/fax), www.ulmt.org

As a leader and advocate in the Nashville community, I believe that the benefits we see in Nashville can be realized in many places nationwide. The proposed Comcast and Time Warner Cable transaction will encourage and supply intelligent community-based investment and a strengthened commitment to diversity, inclusion, and service. I respectfully urge you to approve the Comcast and Time Warner Cable transaction.

Sincerely,

/s/ Patricia Parish Stokes

Patricia Parish Stokes
President and CEO
Urban League of Middle Tennessee

August 21, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

Big Brothers Big Sisters of Colorado is an affiliate agency of Big Brothers Big Sisters of America, which has been a national leader in youth mentoring since its inception in 1904. Our mission is to provide children facing adversity with strong and enduring, professionally supported one-to-one relationships that change their lives for the better. In 2014 Big Brothers Big Sisters of Colorado will support at least 1,870 one-to-one mentoring relationships, including 1,430 In the metropolitan Denver area.

Comcast has been a valued, longtime partner and supporter of our mentoring programs. Our work has benefited significantly from Comcast’s commitment to providing meaningful support over many years, including sharing both financial and in-kind resources with our organization. Comcast has provided financial grants to support our work, donated air time to run TV spots that help us recruit new mentors and inspire new donors, and offered thoughtful guidance and perspective on a number of challenges and new Ideas we explore as we strive to improve and expand our programs. We are fortunate to have a local senior Comcast leader volunteer as a member of our board, and he has provided Invaluable counsel and support as we launch new strategic Initiatives. We were proud to recognize Comcast as our agency’s July Corporate Partner, and value the company as one of our key corporate sponsors nationally and locally.

We also appreciate Comcast’s commitment to offering the Internet Essentials program, which makes computers and home Internet service an affordable option for low-Income families. The majority of students served by our programs come from low-income households, and struggle with a lack of many resources that allow other children to succeed. Enabling families in Colorado - and across the country - to benefit from this technology in their homes is a tremendous help, and our staff and volunteers have helped families we work with become familiar with the opportunities available to them through Internet Essentials. Prior to joining Big Brothers Big Sisters, I was the Chief Operating Officer and Vice President of Sales at CiviCore, an organization that provides cloud-based solutions for nonprofits and public agencies. My experience with CiviCore and other technology-related endeavors reinforces for me how important it is for the youth we serve to develop strong technology skills - they need these skills to succeed academically today, and to compete and succeed In the workforce in the future.

Comcast is the type of organization and partner that our local communities need. I believe the Comcast-Time Warner Cable transaction deserves your thoughtful attention and support, and I am confident that Comcast’s entrance into new communities will result in additional positive community Impact in the near future.

Sincerely,

/s/ David W. Ryan
David W. Ryan
CEO
Big Brothers Big Sisters of Colorado

Tom Wheeler Chairman Federal Communications Commission 445 12th Street, SW Washington, DC 20554 RE: MB Docket No,. 14-57	220 E. Morgan Jacksonville, IL 62650 T 217-243-3821 Fax 217-245-6499 www.BigMagic.org 639 York St., Suite 206 Quincy, IL 62301 T 217-223-5452 Fax 217-223-5438

Dear Chairman Wheeler:

Comcast Corporation has been a national partner of Big Brothers Big Sisters since 2008. Comcast employees dedicate their time to being positive role models for their “littles”. The West Central chapter of Big Brothers Big Sisters (BBBS) in Quincy, Illinois, has experienced tremendous commitment from our Comcast volunteers and support from the company. I have full confidence that with the approval of the Comcast and Time Warner Cable transaction, this kind of dedication to one’s community will be spread across the Time Warner markets as well. With that in mind, I encourage you to support this merger.

Big Brothers Big Sisters relies on the volunteers who mentor “littles” to keep our supportive network thriving. Comcast’s Internet Essentials helps improve the lives of many of the children we work with directly. Internet Essentials is an initiative where Comcast offers high-quality Internet service to families with children eligible for the National School Lunch Program. Internet Essentials also supplies enrolled households with free digital literacy tutorials and an option to buy a computer at a subsidized rate. Comcast connects many low-income families to the Internet and works toward bridging the digital divide in America through this cohesive program. Internet Essentials is a great tool for some of the children enrolled in BBBS because it gives them the opportunity to expand their learning beyond the classroom.

With the approval of this merger, Comcast will be in a tremendous position to continue and even expand their charitable work across other parts of the country. On the surface, to some people, Comcast may appear to be just a service provider. To the “littles” in Quincy, Illinois, Comcast and its employees have invested in their lives and community. I hope there will be more “littles” if Comcast merges with Time Warner.

Please keep in mid the experience of our Big Brothers Big Sisters program while considering your approval of the Comcast and Time Warner Cable transaction.

Making Magic,

/s/ Cindy Denby
Cindy Denby
Executive Director

Marlene H. Dortch, Secretary
Federal Communications Commission
445 12th ST. SW
Washington, DC 20554

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I write to you today to respectfully urge your support and approval of the proposed Comcast-Time Warner Cable transaction. Comcast currently covers the entire Chicagoland area, and has served as a reliable and innovative community partner for the people of Chicago since the very start of my tenure as Executive Director of the Brighton Park Neighborhood Council. Approval of the transaction promises to help close the Digital Divide and deepen Comcast’s positive community collaborations for many more. My organization has partnered with Comcast to connect community members to the Internet Essentials program for the past two years. This initiative addresses one of the most significant issues of our age - the disparity in Internet access between rich and poor, also known as the Digital Divide. This Divide threatens the ability of low-income citizens, like many in my neighborhood, to equitably access jobs, educational opportunities and medical care, and cuts off educational opportunities for children whose families cannot easily afford access to the Internet. Comcast’s Internet Essentials program gives families whose students qualify for the NSLP the ability to subscribe and receive the company’s home Internet service at discounted rates, and provides access to computer hardware at low prices. With more than 200,000 Internet Essentials-eligible families in the Chicago area, there is much work to be done. I’ve heard that Comcast has registered over 33,000 of those households, a terrific start given the difficulties in reaching many of these families. We’re proud to play a continued role in that progress by offering Internet Essentials trainings and connecting families to the company. The approval of the transaction could spread the same success we’ve seen here to other communities and families who need assistance.

Comcast’s community-oriented approach doesn’t stop with the Internet Essentials program. The company has far-reaching community partnerships in Chicago and our state of Illinois. Last year, we learned that Comcast gave $17 million in community investments. Generous and healthy corporate citizenship is the lifeblood of nonprofits like ours. Comcast’s has demonstrated a commitment and capacity to be a reliable partner. The company also strengthens our communities through direct involvement. The company has an annual service day, Comcast Cares Day, that drew close to 7,000 volunteers this year. Comcast was a title sponsor of our Youth Violence Summit this May. Without their support, independent initiatives like ours wouldn’t be able to strengthen our neighborhoods, schools, and children. Your approval of this transaction can deepen and expand Comcast’s support of organizations like the Brighton Park Neighborhood Council in new communities. For that reason, I ask you to please approve this transaction.

Respectfully,

/s/ Patrick Brosnan

Patrick Brosnan

222 Merchandise Mart Plaza, Suite 1212
Chicago, IL 60654T
312 239 0326
F 312 861 0660
istcoalition.org

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

The Illinois Science and Technology Coalition is proud to bring some of the industry’s leaders in modernization to our state. As a member of the ISTC, Comcast has embraced and supported our mission to connect government, academia and businesses in Illinois to bring our citizens the best of today’s technology. I have seen firsthand Comcast’s investment in product ingenuity and its commitment to providing exemplary services for its customers. I am writing to express my support of the Comcast Corporation and Time Warner Cable transaction and to urge your approval.

As the CEO of an organization devoted to technology-based research and discovery, we hold in high regard companies that continue to reinvent their products and services. To compete with peer companies Comcast has increased its broadband speeds 13 times in the last 12 years. I understand that as a result, other providers responded to these improvements by announcing their own investments in broadband innovation research, resulting in an additional benefit to Illinois citizens. Comcast’s dedication to providing high-quality services has also helped to drive other businesses to improve their products. Together with Time Warner Cable, we expect that the merged company will be able to combine their best technologies to create a new experience for customers and enhanced quality for all users. I am confident that Comcast’s business investments are investments in our technological ecosystem.

Additionally, growth in the technology industry requires skilled workers. I believe that the Comcast and Time Warner Cable merger has the opportunity to improve economic opportunity in many states by increasing the demand for tech-based jobs.

I support this transaction because Comcast is the type of company we want to see succeed as a member of the ISTC. I believe in Comcast’s efficiency and excellence and I urge you to help them deliver those benefits to many other communities nationwide.

Sincerely,

/s/ Mark Harris

Mark Harris
President & CEO

August 14, 2014

Federal Communications Commission
445 12th Street. SW
Washington. DC 20554

Dear Chairman Torn Wheeler, Commissioner Mignon Clyburn, Commissioner Jessica Rosenworcel, Commissioner Ajit Pai. Commissioner Michael O’Rielly

RE: MB Docket No. 14-57

Comcast has been a community partner with the Boys & Girls Club of Plymouth for many years. Comcast has supported our mission “to inspire and enable all young people, especially those who need us most, to reach their full potential as productive, caring, and responsible citizens.” In addition, we strive to provide a safe environment for young people to engage in challenging Iife-lesson activities. Therefore, thanks to Comcast’s support of ClubTech, our computer lab is up to date and used heavily. We can teach Internet safety to all of our 872 members and back up the schools in teaching computer fluency. All of us here are thankful for the opportunities that Comcast provides our members and I have witnessed first-hand their impact while serving as the Executive Director. I am writing to express my support for Comcast’s future endeavors, especially its transaction with Time Warner Cable.

As partners with Comcast, our staff and members have had the opportunity to participate in Comcast Cares Day – a day where Comcast employees, their family members, and its partners participate in community service projects. This massive initiative is a prime example of Comcast’s dedication to the communities it serves across the United States and this Boys & Girls Club. Comcast’s reach and involvement in every corner of its network is truly remarkable. With Time Warner Cable as a partner, I believe the combined entity will serve as a positive influence in many new areas. Comcast Cares Day fits our values perfectly as it teaches our members the importance of giving back.

On a national level, Comcast has been a tremendous partner to the Boys and Girls Club of America. Some of this support helped to create the Boys & Girls Club of Plymouth’s Club Tech program. Club Tech provides a unique setting for young adults to engage with technology and improve their computer fluency. It is not only an opportunity for us to teach Internet Safety to our young members but also provides the tools for homework research and creative pursuits. Club Tech has become an integral part of the BGCA because it challenges our students, it improves the way they learn. and it builds skills that some schools do not have either the hardware nor the time to teach. I believe that Time Warner

MORE

Cable markets will see similar programs that will benefit thousands more students with the approval of this transaction.
I urge you to approve this Transaction as it will have positive effects on many communities, especially ours, as evidenced by Comcast’s long and distinguished relationship with this Club.  Comcast bas been a tremendous investor in our organization and l hope to sec the company in a position to do more for many others, including B&GC chapters in newly served territories.

Sincerely and Obliged,

/s/ Garreth J. Lynch, Ph.D.

Garreth J. Lynch, Ph.D.
Executive Director

25 Lowell Street Manchester, NH 03101 Phone: 603.669.5365 • Fax: 603.645.6577 www.bbbsmanchester.org

August 21, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am writing this letter on behalf of my agency in support of the proposed Comcast and Time Warner Cable, Charter and Spin Co. merger.

The Comcast Northeast Division Office, located in Manchester, NH, is Big Brothers Big Sisters of Greater Manchester ‘s biggest financial and program supporter. During the 2014-15 program year, Comcast will contribute over $49,000 to our one-to-one mentoring program in the Greater Manchester Community. Comcast also holds toy and coat collections for the youth we serve each holiday season, contributing thousands more to our program through in-kind donations.

Additionally, 40 Comcast Northeast Division employees also serve as mentors to 40 elementary school students in Manchester. Every other Tuesday these students (Littles) take a bus to Comcast to meet with their mentors (Bigs) one-to-one and receive excellent mentoring. Several of these Littles also participate in Comcast’s Internet Essentials program as well, giving them access to resources their low-income status would not otherwise allow. This program has positively impacted these youth and has helped them achieve success in life. In fact, youth participating in Comcast’s Beyond School Walls one-to-one mentoring program achieved the following impacts in the 2013-14 school year:

•	100% of Comcast Littles trusted their Big
•	100% of Comcast Littles felt safe with their Big
•	94% of Comcast Littles reported that their Bigs helped them cope with a problem at home or at school
•	89% of Comcast Littles had an improved sense of future
•	93% of Comcast Littles’ parents reported a significant change in behavior at home

Additionally, on program days, the average attendance for Comcast Littles in school was 97%. The average attendance for Comcast Littles on school days following Comcast program days was 89% and the average attendance throughout the school year was 82%. This is significantly higher than the Manchester average school attendance rate!

We are very supportive of the work that Comcast does for every child and family in the Greater Manchester community. For our agency, supporting this merge means that Comcast can continue to impact communities at a larger scale, especially the support they provide for low income families and youth through Internet Essentials and the employee mentoring programs that often follow. In a community located in a state with the highest school dropout rates and where the average age of people involved in gangs is nine years old, programs like Internet Essentials and one-to-one mentoring have helped youth at least have a chance at success.

Thank you for considering my letter and good luck with your decision.

Respectfully,

/s/ Katie Orlando

Katie Orlando
Executive Director
Big Brothers Big Sisters of Greater Manchester

RE: MB Docket No. 14-57

August 21, 2014

As the Chief Executive Officer of Boys & Girls Clubs of Union County, NJ, I write this letter to make you aware of the outstanding work from Comcast in our community and to encourage the FCC to approve the proposed transaction with Time Warner Cable. Boys & Girls Clubs of Union County is a nonprofit organization serving the youth and families of Union County, NJ. Comcast has been a longstanding partner of our organization, providing critical grants and media opportunities that help us to provide top-notch programming for our youth.

We at BGCUC emphasize educational, recreational, and cultural programs that address a wide variety of issues, such as citizenship, healthy life choices, leadership, self-esteem, career preparedness, avoidance of substance abuse and gang activity, and respect for law and order. In order to emphasize these values, we offer a wide variety of programs, clinics, and outreach opportunities to keep our members engaged. BGCUC also offers scholarships for youth and teens that would otherwise not be able to attend our programs, seeking to enhance their education and participate in critical work skills at our 3 Clubs.

Comcast has been a strong ally in many ways. Comcast’s Internet Essentials program has been a vital partner to our Clubs and programs at BGCUC. Through this partnership, we have been able to educate youth and give youth the opportunity to work with modem technology resources. Our members have been able to continue their education, learn new digital arts skills, and pursue their interests outside the walls of our buildings. By allowing kids a chance to use high speed Internet in their homes, IE enables us to further instill our core values or citizenship, leadership, healthy choices, and substance abuse and gang avoidance.

We have also been fortunate to lend volunteer support to Comcast Cares Day, the company’s annual day of service when employees work side by side to help spruce up their communities. Projects in the past have included renovations of our Union Club facility (both inside and outside). I am happy to see BGCUC Clubhouses included in these projects each year, especially since so many of these locations play a central role in the lives of our members.

Boys & Girls Clubs of Union County has nearly 40% of its families living below the poverty line. Comcast has come into our community and given our families access to technology that would otherwise be outside their means and that gives them a chance to better their odds for a brighter future. Other communities, similar to BGCUC, should have the chance to receive the same advantages that ours has.

I encourage the FCC to approve the proposed transaction so this excellent work can continue.

Sincerely,

/s/ Russell Triolo

Russell Triolo
Chief Executive Officer

August 25, 2014
Tom Wheeler
Chairman
Federal Communications
Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As Senior Pastor of Grace Baptist Church, Chairman of the National Action Network, and a member at large of the Joint Diversity Advisory Council convened to advise Comcast Corporation, I write to urge you to approve the proposed expansion of Comcast into territories currently served by Time Warner Cable.

Expanding Comcast operations to new territories will be an unqualified public good. Comcast is a diversity leader and one of the most forward looking and civic-minded corporations in the United States. Today, 40% of the combined workforce of Comcast and its partner NBCUniversal are minorities, including 25% of company management. Its Board of Directors Is one-third diverse, including two African-American members, Kenneth J. Bacon and Johnathan A. Rodgers.

Many companies speak metaphorically about giving minorities a seat at the table, but Comcast has gone beyond words to action. Its revolutionary Joint Diversity Advisory Councils bring in leaders representing virtually the entire cross-section of American life to advise on company governance and ensure that all affected communities are heard from when decisions affecting them are made. Expanding this model via the transaction to Time Warner Cable areas will only empower citizens more fully.

The company has also worked hard to bring real economic opportunity to the communities where it is engaged. From banking and other services to suppliers and service contractors, Comcast and NBCUniversal spend well over $1 billion a year with minority vendors.

Finally, and most importantly, Comcast has led the way bringing the life-changing power of the Internet to under-served communities and low-income families. Its Internet Essentials program has now connected over 1.4 million Americans, and especially school-aged children, with high speed Internet at home. The company has listened when people have suggested improvements to this program, increasing speeds multiple times, expanding the pool of eligible Americans, and recently introducing a forgiveness program for low-income families who owe the company for old bills. In America today. equalizing online opportunity is  fundamental to equalizing economic opportunity. And on this point, Comcast and its senior-most leadership really get it.

Expanding these pro-social. pro-community policies will serve the public interest and powerfully benefit the communities affected.

Sincerely,

/s/ W. Franklyn Richardson

W. Franklyn Richardson

As Executive Director of the Best of the Batch Foundation, I am writing to you to lend my support for the prospective merger between Comcast Corporation and Time Warner Cable. Comcast and Best of the Batch Foundation have had a relationship for the better part of five years, and on behalf of the Foundation, I am excited about the prospect of even more community investment and the expansion of Internet services for lower income families.

Our Foundation’s mission is to help unlock potential in financially challenged communities with resources for children and families, education and empowerment. With the help of countless donors and fundraisers, Best of the Batch has raised more than $1.2 million towards efforts to help shape our youth to have promising and bright futures. Comcast has helped with our efforts, sponsoring our “In the Pocket” event that includes bowling, ping-pong, pool, and an auction which all benefit our Reading and Computer Literacy Programs.

Comcast and Best of the Batch Foundation understand the importance of STEM (science, technology, engineering and mathematics) integration in the 21st century as the world is continuing to advance technologically. Through Comcast programs such as Internet Essentials and Digital Connectors, Comcast makes it possible for bright individuals, regardless of socioeconomic status, to realize they have a chance at succeeding in these areas of advancement. Two of our students (now entering 4th grade) starred in a local Comcast Internet Essentials commercial and are wonderful ambassadors for Comcast and the internet.

My husband Charlie Batch, founder and president of the Foundation, and I have built this nonprofit from the ground up in hopes that we may be able to touch the lives of those in need, yet by no stretch of the imagination have we done it all on our own. It is companies such as Comcast who provide us with sponsorship, scholarship grants, and Comcast Newsmakers in-kind support opportunities, and who support us in the long run. This past April, during their 13th annual Comcast Cares Day, over 80,000 Comcast employees volunteered their services on a national scale. Again, they partnered with our organization, helping perform landscaping and beautification duties to our headquarters and nearby sites we use for our programs.

The proposed transaction between Comcast and Time Warner Cable is one that will allow for change to happen more rapidly - and not just here in Pennsylvania, but across the country. I cannot think of a more beneficial way to help raise students, families, and communities to further excellence on a larger and technologically enhanced platform as it is in the spirit of Comcast to afford all persons the tools to succeed.

Latasha Wilson-Batch
Executive Director, Best of the Batch Foundation

August 21, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re: MB Docket No. 14-57

Dear Chairman Wheeler:

Lancaster County, Pennsylvania is a place most well-known for its beauty and history in Pennsylvania Dutch Culture. What is lesser known is that Lancaster County is an area that has seen a rise in poverty over the last ten years. There has been an unsettling 93% spike in the number of Lancaster County residents using the Supplemental Nutrition Assistance Program, according to The Coalition Against Hunger’s report "State of Hunger: Pennsylvania 2013." As CEO of the Boys & Girls Club of Lancaster, I have seen this need grow first hand.

As a community organization leader that supports all children, especially those in need, I support the Comcast and Time Warner Cable transaction. I am fortunate enough to be in an area that is a part of a Comcast market. Comcast has demonstrated its commitment to community investment, and through the proposed transaction, the benefits we have enjoyed from our partnership with Comcast will be extended to people in need in communities that have not yet had the opportunity to experience this type of partnership. It would be wonderful to see the Boys & Girls Clubs in the current Time Warner Cable markets have the opportunity to experience the same support we have had here in Lancaster, PA.

The Boys & Girls Club of Lancaster has been fortunate enough to partner with Comcast and in 2012 was the recipient of thousands in donations from the company. This money was used to improve computer lab facilities, which has given us the opportunity to serve more children who may not otherwise have access to a computer or the Internet outside of school. That partnership has been renewed in 2014, and we look forward to the amazing opportunities it will bring for kids in our community.

In a community where financial hardship is on the rise, it has become critically important to provide all American families with access to the Internet. Comcast continues to invest in lower income communities by providing affordable broadband Internet connections through its Internet Essentials Program. According to Pennsylvania Partnerships for Children, Lancaster County saw a rise in the number of children accessing the National School Lunch Program. Internet Essentials is available to families who have one or more children eligible to participate in the program-which is why it has continued to grow and positively impact our local community in a way that, without Comcast, may not have been possible. Comcast began Internet Essentials in 2011 as a three-year program, but it has made such an impact that the company recently extended it indefinitely and has committed to instituting it in areas served by Time Warner Cable currently if the transaction is approved.

The Boys & Girls Clubs of America have also had the opportunity to partner with Comcast through Comcast Cares Day. In a unique opportunity Comcast employees along with their friends and partner organizations, such as the Boys & Girls Club, worked to clean parks, community centers and local schools. This program has grown to be the largest single-day corporate service event. It would be incredible to see the program grow into new areas where countless additional people can benefit from this day of service.

Because of my ever-growing partnership with Comcast through the Boys & Girls Club of Lancaster, I support the transaction between Comcast and Time Warner Cable. I want all of the children have the same opportunity that ours have had here in Pennsylvania.

Sincerely,

/s/ Karen Schloer

Karen Schloer
Chief Executive Officer

August 21, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am writing in support of the proposed transaction between Time Warner Cable and Comcast. This transaction will have a positive impact and lead to greater investment in Hawaii's technology infrastructure. The merger combines two top-tier broadband service providers whose economies of scale will help hasten the deployment of next-generation technologies.

Comcast has promised to invest millions of dollars in upgrading and expanding broadband networks across the country. Technological investment has the potential to help small businesses and foster innovation and growth. It will mean access to faster speeds and better services benefitting Hawaii's families and businesses.

This presents a unique opportunity for our state and I respectfully encourage your favorable consideration of this proposed merger.

Thank you for the opportunity to provide this testimony.

With warmest personal regards,

Sincerely,

/s/ Peter S. Ho

August 22, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler,

The proposed Comcast-Time Warner Cable merger will benefit the users of communications services by providing a much needed and equal competitor to the large telecom companies (example: Verizon). Today when searching for Internet access and voice services options I am often stymied by the lack of competition in different areas. On frequent occasions there is only one telecom company to provide services. When I do find options the most reliable and cost effective ones seem to come from Comcast and other large carriers. The merger will also allow Comcast to have a larger footprint that will allow them to provide new types of metro and WAN circuits. These circuits will benefit the corporate landscape by promote efficiencies and economies and will result in the increase jobs and opportunities on the communications market. We need a company the can compete on the scale of a Verizon.

Thank you for your consideration of my opinion.

Sincerely,

/s/ Mark Steward

Mark Steward
Manager or Business Development
ITG Networks
O: 724-934-4636
C: 412-513-9418
Email: msteward@itgnetworks.com

Before the
Federal Communications Commission
Washington, D.C. 20554

In the Matter of Applications of Comcast Corp. and Time Warner Cable, Inc. For Consent to Assign or Transfer Control of Licenses and Authorizations	MB Docket No. 14-57

Comments of Richard Bennett1

August 13, 2014

I offer no advice or opinion as to whether the FCC should approve or deny the merger, , or what conditions it should apply if it chooses to approve. I assume the agency will apply the law to the facts of the matter and reach the proper conclusion. I simply offer information regarding the state of broadband competition that I believe will be valuable to the FCC in its analysis of the facts.

Primarily, this information is in the form of op-eds and blog posts that present key issues in easily understandable form. The material in question is linked to this filing because the ECFS rejects it for exceeding its size limit. The following summarizes them:

Terminating access monopoly: Analysis of the nature of last mile competition in the context of technical advances in DSL and wireless and the standing of the U. S. in the international context.

•	No Country for Slow Broadband; New York Times Sunday Review.

•	What the FCC’s broadband tests really measure; Tech Policy Daily.

•	Three forms of bad analysis: Engineering; Tech Policy Daily

1 I am an independent network engineering consultant and policy analyst, presently working at the American Enterprise Institute as a Visiting Scholar. These remarks are offered in my personal capacity and do not necessarily represent the opinions of AEI or any client or sponsor. I have previously offered comments in the “Preserving the Open Internet” and “Broadband Industry Practices” dockets, GN 09-191 and WC 07-52 respectively, and offered testimony at the FCC En Banc Public Hearing on Broadband Network Management Practices in Cambridge on February 25, 2008 as an invited technical expert. My CV is available at http://www.bennett.com/resume.pdf.

1150 Seventeenth Street, N. W., Washington, D. C. 20036   202.862.5800   www.aei.org

Comments of Richard Bennett on Comcast/TWC Merger	Page: 2

•	Not falling behind; Tech Policy Daily.

How the Internet Works: An easily digestible overview of how the Internet has evolved and why the prophecies of doom floated by some advocates are unfounded.

•	Three forms of bad analysis: Law; Tech Policy Daily.

•	The Internet, Net Neutrality, and Permission to Innovate; GigaOm.

•	What the heck is Net Neutrality?; Tech Policy Daily. 

Peering/Interconnection: Examining the interconnection market works and the nature of competition in Internet transit service.

•	Paid Peering and the Internet of Video Things, High Tech Forum.

•	Netflix and Comcast Declare Peace; High Tech Forum.

Factual Context: Analyzes the commercial and technical motivations for the Comcast/TWC merger and analyzes claims made for and against the merger in Congressional hearings.

•	House hearing on the Comcast/TWC merger: A preview; Tech Policy Daily.

•	Comcast & TWC: Inventing the future of communication; Tech Policy Daily.

I hope this information is worthwhile.

Sincerely yours,

/s/

Richard Bennett

1150 Seventeenth Street, N. W., Washington, D. C. 20036   202.862.5800   www.aei.org

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of Applications of Comcast Corp. and Time Warner Cable, Inc. For Consent to Assign or Transfer Control of Licenses and Authorizations	MB Docket No. 14-57

COMMENTS OF
THE FREE STATE FOUNDATION *

I. Introduction and Summary

These comments are filed in response to the Commission’s request for comments concerning the agency’s review of the transfer of control of licenses in connection with the proposed acquisition of Time Warner Cable, Inc., by Comcast Corp. These comments do not endorse or oppose the proposed merger. Rather, their purpose is to set out basic principles and an analytical framework by which the Commission should analyze this as well as other mergers.

Aside from the straightforward matter of ensuring compliance with FCC licensing provisions and existing rules, the Commission’s primary consideration in reviewing mergers should be to assess the overall potential effects on consumer welfare. Principled economic analysis should be employed in determining whether the proposed

______________________
* These comments express the views of Randolph J. May, President of the Free State Foundation, and Seth L. Cooper, Senior Fellow at the Free State Foundation. The views expressed do not necessarily represent the views of others associated with the Free State Foundation. The Free State Foundation is a nonpartisan, free market-oriented think tank. We gratefully acknowledge the assistance of FSF Research Associate Michael J. Horney in the preparation of these comments.

Comcast/TWC merger would either potentially benefit consumers or likely result in consumer harm.
Our summary review indicates that Comcast/TWC poses a number of likely consumer welfare-enhancing benefits. In particular, the merger has the potential to:

•	Accelerate the transition from analog to digital for cable video transmission to more broadband Internet consumers;

•	Enable faster deployment of DOCSIS 3.1 to more retail video subscription consumers;

•	Improve the competitiveness of the market for broadband services to business enterprise customers, including nationwide and inter-regional business customers; and

•	Increase efficiency as well as expand the supply and geographic scope for wireless backhaul infrastructure services needed to transmit wireless data.
It is possible (but not likely) that further economic examination of the proposed merger could uncover potential anticompetitive conduct concerns. But before the Commission should even consider prohibiting a proposed merger or subjecting it to regulatory conditions, the agency should require convincing evidence of actual or likely consumer harm in light of these general considerations:

•	In free markets, mergers and acquisitions are a critical component of the entrepreneurial, competitive process.

•
Bureaucratic decision-making lacking clear evidence of market power or potential consumer harm risks unnecessary displacement of business judgments by competitors possessing critical knowledge about market opportunities and evolving consumer demand.

•	As recognized by Commission precedents, most mergers either enhance consumer welfare by creating efficiencies, or else are competitively benign.

•	When proposed mergers take place in markets characterized by continuous innovation and ongoing competition, it is less likely that such mergers will harm consumers.

•	Requiring convincing evidence provides an important safeguard against manipulation of the review process by non-merging competitors who seek to impose regulatory restraints on merging parties.

Critically important to the Commission’s analysis of this particular proposed merger is this fact: Comcast/TWC is not a “horizontal” integration. In other words, the merging parties do not compete head-to-head in providing broadband Internet access services or multichannel video programming distributor (MVPD) services. Should the deal be approved, no consumers of broadband services or video services lose a choice among providers. This fact is not in dispute.

Indeed, the video services market continues to become increasingly competitive. Entry by two nationwide direct broadcast satellite providers (DBS) in the 1990s offered consumers important new competitive outlets and presaged further competitive and technological developments that have enhanced consumer welfare. According to data in the Fifteenth Video Competition Report, by the end of 2013, cable providers held only 55.7% of MVPD subscribers. Telephone MVPD entrants and DBS providers claimed about 8.4% and 33.6% of MVPD subscribers, respectively. At the end of 2011, 98.6% of subscribers or 130.7 million households had access to at least three MVPDs. And 35.3% or 46.8 million households had access to at least four MVPDs. The number of households with access to three or four MVPDs likely has grown even further since then.

Internet-delivered video and wireless broadband services offer additional alternatives to consumers. More than 90% of the population is also served by at least three wireless broadband providers. Data speed and capacity capabilities enabled by next-generation wireless networks have made mobile TV applications increasingly attractive to a rapidly growing number of consumers.

Moreover, as Commission precedents recognize, “vertical” integration effects often enhance consumer welfare. In this case, even vertical aspects of the merger are minimal and, on their face, do not appear likely to pose prospective harms outweighing prospective benefits.

Time Warner Cable lacks majority ownership of any nationwide cable video programming network or nationwide TV broadcasting network. Comcast’s 2012 sale of 17 video networks means that post-merger with Time Warner Cable, Comcast will have fewer affiliated programming networks than it did upon the Commission’s approval of its merger with NBC-U in 2011. For that matter, the D.C. Circuit twice has ruled that a 30% cap on MVPD subscribership nationwide is arbitrary and capricious in light of the existing competition in the MVPD marketplace – and MVPD competition has only increased further since those court decisions. In any event, Comcast has committed to divesting assets post-merger, thereby leaving the combined entity serving at or below 30% of MVPD market subscribers. Therefore, there is no convincing basis for concluding that the merged entity’s market share threatens consumer welfare. And there is no convincing basis for concluding that video programmers would suffer anticompetitive harm as a result of the merger.

Pursuing a merger review policy based on principled economic analysis has further implications. It means the Commission must disregard pleas for it to reject Comcast/TWC out of hand based on appeals to emotional incredulity or irrelevant “big is bad” sloganeering. The Commission must also stand firm against calls made – under the guise of protecting competition – to impose conditions on the merger in order to protect market rivals from the competitive process. Further, the Commission must reject dragging out its review process and thereby making itself even more susceptible to political pressures having little or nothing to with the potential consumer welfare benefits of the proposed transaction. And finally, the Commission must avoid the imposition of any conditions on the merger unrelated to demonstrable concerns over market power and anticompetitive conduct.

Whatever the Commission’s ultimate conclusion regarding its review of the proposed Comcast/TWC merger, the review process should stick to rigorous economic analysis. The Commission should stay focused on the potential consumer welfare-enhancing benefits that the Comcast/TWC merger would bring.

II. The Dynamism of the Market Should Inform the Commission's Merger Analysis

The dynamism that characterizes the video market should inform the Commission's analysis of the proposed merger’s competitive effects. A dynamic market analysis involves a forward-looking evaluation of the market's underlying competitive conditions and processes for delivering new generations of products and services. That is, the analysis should emphasize the critical role of market conditions most conducive to continuing investment and innovation rather than static considerations such as snapshot market share estimates.

The critical backdrop to the proposed Comcast/TWC merger is the dynamic video and advanced telecommunications marketplace. Simply put, the early 1990s bottleneck assumptions regarding cable services have long since passed into oblivion. Whereas the typical video viewing experience for consumers in the early 1990s included a lone cable operator supplying one-way analog cable channels, today’s video viewing experience is drastically different.

Heavy entrepreneurial investment, innovative breakthroughs in transmission and viewing technologies, new market entrants relying on rival service platforms, disruptive business models, and changing consumer habits have reshaped the video market’s landscape.

For instance, today’s video market is characterized by the ongoing replacement of analog systems with digital, rapid expansion of high-definition broadcasting and TV ownership, multi-casting, digital video recorder (DVR) options, video-on-demand functions, as well as TV-Everywhere and other mobility capabilities. This includes across-the-board increases in deployment, functionality, and adoption of such advanced video technologies. For instance, according to data collected in the Commission’s Fifteenth Video Competition Report, as of 2012, more than 74% of households have sets capable of receiving digital signals, including HD signals.1 Nearly 44% of households have DVRs.2 More than 5% of MVPD subscribers qualifying for TV-Everywhere access used it to view content in the month of September 2012.3 By year’s end 2012, more than half the geographic footprints of the top eight cable operators had transitioned to all-digital video.4

Meanwhile, innovative new platforms for consumer access to video services have emerged, including online video distributors (OVDs). Subscription services are available through OVDs such as Hulu, Amazon Prime, and Netflix. A la carte video content purchase and viewing options are readily available through Apple’s iTunes, Amazon.com, Google’s Play store, and more. Widely available “smart TVs” are capable of downloading video content directly from the Internet. And the video marketplace now

_______________________
1 Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, MB Docket No. 12-203, at 5, ¶ 7 (released July 22, 2013), available at http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-13-99A1.pdf.
2 Id. at 5, ¶ 7.
3 Id. at 4 ¶ 4.
4 Id. at 4, ¶ 5.

offers consumers a wide range of devices to access video content, such as IP-connected MVPD-provided set-top boxes, multi-room DVR and home networking solutions, Wi-Fi connected tablet devices, gaming consoles, Internet-connected smart phones and table computers, and home monitoring systems that act as extensions of cable MVPD networks. Roku, Boxee, and Apple TV offer content delivery services through their respective new devices. Broadband-connected video game consoles such as Sony PlayStation 4 and Xbox One are also increasingly popular devices for obtaining video programming.

Competitive entry in the 1990s by two nationwide direct broadcast satellite providers (DBS) offered consumers important new competitive outlets and presaged further competitive and technological developments that have enhanced consumer welfare. According to data in the Fifteenth Report, by the end of 2013, cable providers only held 55.7% of MVPD subscribers.5 Telephone MVPD entrants and DBS providers claimed about 8.4% and 33.6% of MVPD subscribers, respectively.6 At the end of 2011, 98.6% of subscribers or 130.7 million households had access to at least three MVPDs.7 And 35.3% or 46.8 million households had access to at least four MVPDs.8

Market share data can easily be overemphasized as an indicator of competitiveness, especially where markets are driven by rapid changes in technology, services, and consumer behavior. Yet, even in terms of market share, data cited in the Fifteenth Report reinforces the video market’s competitiveness.

______________________
5 Id. at 4, ¶ 3.
6 Id. at 12, ¶ 27.
7 Id. at 18, ¶ 36
8 Id. at 18, ¶ 36.

Finally, no consumer in any geographic region will suffer a reduction in choice for broadband Internet access providers. Comcast has made commitments to make post-merger divestments of MVPD subscribers to keep its subscriber base at or below 30% nationwide.9 As the graph below shows, post-merger the combined entity will have a slightly lower market share of wireline broadband Internet subscribers than pre-merger: 10

Source: OECD Broadband Portal, Comcast Public Interest Statement

Post-merger, consumers will have continued access to high-capacity wireless broadband services that increasingly are used to stream video content. According to the FCC’s Sixteenth Wireless Competition Report (2013), as of October 2012, 97.8% of the population is served by 2 or more wireless broadband providers, 91.6% by 3 or more, and

______________________
9 See Comcast Corp. v. FCC, 579 F.3d 1, 6-8 (D.C. Cir. 2009) and Time Warner Entm’t Co. v. FCC, 240 F.3d 1126, 1132 (D.C. Cir. 2001) where the D.C. Circuit twice invalidated as arbitrary and capricious the Commission’s horizontal ownership cap set at 30%. See note 34 infra and accompanying text.
10 Charts contained in these comments rely in part on OECD data that is more recent than Commission-gathered data referred to in Ex Parte Letter of Kathryn A. Zachem, Comcast Corporation, MB Docket No. 14-57, at 2 (August 13, 2014), http://apps.fcc.gov/ecfs/document/view?id=7521759474. Thus, figures in our charts show Comcast/TWC market shares post-merger even lower than Comcast’s ex parte letter. Either way, the market shares do not pose market power concerns in the context of the overall broadband market.

82% by 4 or more.11 This access will be unaltered by the merger. Thus, the relevant market is not really the fixed broadband market but the market that includes wireless services as well.

    When wireless broadband connections are considered, then the Comcast/TWC share of broadband subscriptions shrinks even further to below 10%. See the charts below showing the share of broadband subscriptions pre- and post-merger:

________________________
11 Annual Report and Analysis of Competitive Market Conditions with Respect to Mobile Wireless Services, Including Commercial Mobile Services, Sixteenth Report, WT Docket No. 11-186, at 210, ¶ 332 (released March 21, 2013), available at https://apps.fcc.gov/edocs_public/attachmatch/FCC-13-34A1.pdf.

Next-generation wireless network upgrades continue to increase speeds and capacity of wireless networks, making wireless an increasingly viable competitive alternative – indeed, even a potential substitute for – wireline broadband. For most major wireless broadband providers, average LTE speeds range between 30 and 40 MBps,12 enabling a wide range of video viewing functionalities. With regard to video, it is estimated that half of all broadband consumers access mobile TV apps each month, 17% use mobile TV apps weekly, and 16% use mobile TV apps daily.13 These numbers are certain to increase, as wireless broadband providers are unveiling new technologies that will enhance wireless video viewing capabilities. For instance, Verizon is set to launch its LTE multicast video service in the near future. “LTE Multicast” can deliver live TV signals wirelessly to mobile devices more efficiently than unicast delivery because multiple users can watch the same multicast stream being delivered from a cell site.14 Sprint is deploying its enhanced LTE service, with peak download speeds of 60 MBps.15 In light of these developments, the Commission simply cannot ignore the fact that Comcast and TWC, before and after the proposed merger, compete in a broadband market in which wireless providers play an increasingly significant role as competitors.

_______________________
12 See, e.g., Lynn La, “4G LTE Showdown: How Fast is Your Carrier?” CNet (August 5, 2014), available at: http://www.cnet.com/news/4g-lte-showdown-how-fast-is-your-carrier/.
13 TGD, Press Release: “Half of Adult Broadband Users Now Engage Mobile Video Apps at Least Once a Month” (July 23, 2014), available at: http://tdgresearch.com/tdg-half-of-adult-broadband-users-now-engage-mobile-video-apps-at-least-once-a-month/; Id. (“39% of adult broadband users engage mobile video apps on a portable computer, compared to 30% who do so using a tablet, and 22% that do so using a smart phone”).
14 Jeff Baumgartner, “Verizon CFO: LTE Multicast‘Pivotal’ to Mobility,” CNet (August 12, 2014), available at: http://www.multichannel.com/news/technology/verizon-eyes-2015-lte-multicast-video/382678.
15 Sprint, Press Release: “Sprint Spark” (June 24, 2014), available at:
http://newsroom.sprint.com/presskits/sprint-spark.htm.

III. Policy Imperatives Require the Commission to Base Any Regulatory Intrusions on Compelling Evidence of Actual or Likely Harm

Important policy considerations demand that the Commission find compelling evidence of harm before it prohibits or imposes any conditions on proposed mergers.

First, mergers and acquisitions are competitive entrepreneurial activities. In free market economies, mergers are acts of calculated risk-taking undertaken by acquiring entities in a market process in which they seek to improve their competitive position. Efficiency-creating mergers typically are proposed in efforts to seize unrealized (or at least hoped-for) market opportunities. Profits resulting from such mergers are thereby won through competition. Government intrusion into this facet of competition therefore requires compelling justification. Otherwise, freedom to pursue entrepreneurial opportunities through mergers becomes too easily undermined.

Second, when the Commission withholds its approval of a proposed merger or imposes conditions on that approval it means a government institution is substituting its own judgment for the judgment of market actors. Bureaucratic decision-making lacking clear evidence of market power or potential consumer harm risks unnecessary displacement of marketplace business judgments by competitors possessing critical knowledge about market opportunities and consumer preferences. The Commission’s substitution of its judgment for that of market actors can be justified only if there are specifically identified harms demonstrated by compelling evidence. And, in that instance, the Commission must target narrowly any remedies designed to address such harms.

Third, according to former Federal Trade Commission Chairman Christine Varney, “the vast majority of mergers are either procompetitive and enhance consumer welfare or are competitively benign.”16 Accordingly, the production of compelling evidence is necessary to support any Commission finding that the proposed merger would produce a contrary outcome. Of course, the Commission’s own precedents also recognize that “efficiencies created by a proposed transaction can mitigate anticompetitive harms if they enhance a firm’s ability and incentive to compete and therefore result in lower prices, improved quality, enhanced service, or new products.”17

In this regard, the Commission’s precedents recognize a number of potential public interest benefits that result from mergers involving MVPD providers with vertical integration aspects. Among the “efficiencies and other benefits that might be gained through increased ownership or control,” the Commission has recognized: (1) reduction of “barriers and friction that exist when unaffiliated content providers and distributors negotiate to reach agreements”;18 (2) “the ‘elimination of double marginalization’ through vertical integration encourages lower downstream prices and increased output than would otherwise be achieved”;19 and (3) “synergies and economies of scale and scope in the areas of programming, advertising, and cross-promotion.”20 The Commission’s precedents also recognize the public benefits of facilitating broadband goals by spurring “greater broadband demand, deployment and adoption.”21 And the

_____________________
16 Christine A. Varney, “Merger Guideline Workshops,” Third Annual Georgetown Law Global Antitrust Enforcement Symposium (September 22, 2009), available at: http://www.justice.gov/atr/public/speeches/250238.pdf.
17 In the Matter of Applications of For Adelphia Communications Corporation, Time Warner Cable, Inc. and Comcast Corporation, For Consent to Assignment and/or Transfer of Control of Licenses, Memorandum Opinion and Order (“Adelphia Order”), MB Docket No. 05-19, at 107, ¶ 243 (released July 21, 2006), available at: https://apps.fcc.gov/edocs_public/attachmatch/FCC-06-105A1.pdf.
18 In the Matter of Applications of Comcast Corporation, General Electric Company, and NBCUniversal, Inc. For Consent to Assign Licenses and Transfer Control of Licenses, Memorandum Opinion and Order, MB Docket No. 10-56, at 96, ¶ 231 (January 20, 2011), available at: http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-11-4A1.pdf.
19 Id. at 98, ¶ 237.
20 Id. at 200, ¶ 242.
21 Id. at 96, ¶ 233.

Commission has recognized that combinations can increase deployment of next-generation technologies and can make other products and services upgrades more readily and widely available.22

Given the rapidly changing video market landscape, the Commission must not freeze specific pricing options, programming content or lineup decisions, offering of various features and functions, or other business judgments into place through regulatory conditions imposed on proposed mergers. And the Commission should not brush aside the likely consumer welfare-enhancing benefits of mergers as non-transaction specific simply because competitors or new entrants conceivably could benefit from additional infrastructure. The Commission cannot cavalierly disregard the economic benefits of mergers proposed by parties that actually bear the risks of failure. Nor do hypotheticals in which competitors or new entrants are conceived to be able to offer possibly superior outcomes provide basis for finding likely anticompetitive harm.

Fourth, where a proposed merger will take place within the context of a market characterized by ongoing competition, the less likely it is that a proposed merger will undermine consumer welfare. As indicated in Section II, the video market is dynamic and vibrant. The presence of competitive choices, including cross-platform facilities-based alternatives, makes it all the more essential that any Commission intervention be based on a compelling evidentiary showing that competition will somehow fail to protect consumers.

____________________
22 In the Matter of Applications of Deutsche Telekom AG, T-Mobile USA, Inc., and MetroPCS Communications, Inc., For Consent To Transfer of Control of Licenses and Authorizations, Memorandum Opinion and Order and Declaratory Ruling, WT Docket No. 12-301, at 27, ¶ 74 (released March 12, 2013) (finding T-Mobile’s merger with MetroPCS “would provide for a broader, deeper, and faster LTE deployment than either company could accomplish on its own,”) available at: https://apps.fcc.gov/edocs public/attachmatch/DA-13-384A1.pdf.

Fifth, requiring compelling evidence of actual or likely consumer harm resulting from market power and anticompetitive conduct ensures a more disciplined analytical and policy approach to competition. Demanding clear evidence of harm provides a safeguard against market competitors seeking to opportunistically manipulate or unduly influence the merger review process. In the name of defending competition, market rivals may seek to use the merger process to gain competitive advantage by urging the Commission to saddle merging parties with regulatory constraints. A rigorous economic analysis based on actual evidence from the market offers a crucial check-and-balance against protectionism.

IV. The Merger Presents Consumer Welfare-Enhancing Benefits

Comcast/TWC presents a number of likely consumer welfare-enhancing benefits. Among those likely benefits:

First, the proposed merger would likely accelerate the transition from analog to digital for cable video transmission. This will give more consumers access to technologically superior video program viewing capabilities sooner than would be the case absent the merger. Comcast’s MVPD footprint is already transitioned to all-digital.23 However, only 17% of Time Warner Cable’s MVPD footprint has transitioned. Apparently, Time Warner Cable’s plans call for just 75% of its footprint to be converted to all-digital by the end of 2016. The merger would make available all-digital cable video services to more consumers more quickly.

Second, the merger likely would accelerate upgrades to broadband services. Comcast’s plans to upgrade its broadband Internet infrastructure by deploying next-

____________________
23 Estimates and information referenced in this paragraph are drawn from Comcast Corporation and Time Warner Cable, Inc., Applications and Public Interest Statement, MB Docket No. 14-57 (filed April 8, 2014), available at: http://apps.fcc.gov/ecfs/document/view?id=7521122731.

generation DOCSIS 3.1 technology would also encompass Time Warner Cable’s footprint. Thus, the proposed merger will potentially enable faster deployment of DOCSIS 3.1 than Time Warner Cable would have enabled had it remained separate. DOCSIS 3.1 “enables greater capacity and speed, with support for up to 50 percent more data throughput over the same spectrum,” with capabilities of delivering “up to 10 Gbit/s speeds in the downstream and 1 to 2 Gbit/s in the upstream.”24

Third, the merger likely would enhance the competitiveness of the market for broadband services to business enterprises. Geographic boundaries of both Comcast and Time Warner Cable inhibit their ability to offer attractive, uniform services across large regions or to nationwide businesses. For businesses operating super-regionally or nationwide, this requires them to undertake the time and expense of negotiating for broadband services with multiple providers. Or else it requires competing providers to undertake the time and expense of working out arrangements in order to serve business customers. Aside from the direct financial costs and customer disruptions and inconveniences, those kinds of arrangements also can pose technological difficulties due to the interfacing of different types of network infrastructure and software.

Comcast and Time Warner Cable have a combined market share for small- and medium-sized business enterprise services of only 10-15%.25 And the combined market share of the two companies in serving nationwide business enterprises of 500 or more employees is even smaller. Post-merger, the combined entity hardly can be said to possess sufficient market power to impose substantial, above-market price increases. But

__________________
24 Mari Silbey, “DOCSIS 3.1 Makes Debut,” LightReading (October 31, 2013), available at: http://www.lightreading.com/cable-video/docsis/docsis-31-makes-debut/d/d-id/706378.
25 Estimates and information referenced in this paragraph are drawn from Comcast Corporation and Time Warner Cable, Inc., Applications and Public Interest Statement, MB Docket No. 14-57.

the post-merger company’s improved competitive position regarding business enterprise services would put pressure on other competitors to enhance their own respective services and to keep their prices lower.

Fourth, the merger potentially would improve market competitiveness for wireless backhaul services. As the Commission described it in its Sixteenth Wireless Competition Report (2013), “[b]ackhaul facilities link a mobile wireless service provider’s cell sites to the mobile switching centers that provide connections to the mobile wireless service provider’s core network, the public switched telephone network, or the Internet, carrying wireless voice and data traffic for routing and onward transmission.”26 As the Sixteenth Report further explained, “[m]obile backhaul needs will keep increasing as wireless carriers continue to deploy LTE technology in their networks.”27

Efficiency gains from expanded geographic scale and uniformity of operations likely would be achieved in providing wireless backhaul services should the merger take place. Combined, Comcast and Time Warner Cable would be better positioned to provide more geographically extensive services. And if combined, the new entity would be better able to invest more financial resources into fiber-optic backhaul infrastructure. By accelerating growth in the supply of that critical input and further increasing technological efficiencies, the proposed merger ultimately could help reduce costs of wireless data transmission to the benefit of wireless consumers.

__________________
26 Sixteenth Report, WT Docket No. 11-186, at 210, ¶ 332.
27 Id. at 210, ¶ 332.

According to the companies, Time Warner Cable now offers wireless backhaul services to approximately 14,000 cell sites.28 Comcast serves approximately 8,500 sites. To put those numbers in perspective, by year's end 2012, more than 300,000 cell sites existed throughout the United States. And both providers possessed just under 3% of the wireless backhaul market share in 2013. From a nationwide market standpoint, this makes it extremely unlikely that the proposed merger would create a market power scenario that poses risks of consumer harm.

V. Video Market Characteristics Render Certain Claims about Consumer Harm Unlikely

On the face of things, the merger appears to pose little risk of consumer harm. Given the nature of the combination, market power concerns stemming from Comcast/TWC appear minimal. Critically, the merger is not what economists typically regard as a “horizontal” integration. In such cases, the combination of two competitors results in the elimination of one choice for products or services in the market. Horizontal mergers pose market power and anticompetitive conduct concerns where the market in question is already concentrated or offers consumers limited choices.

But cable providers typically serve distinct geographic territories. Head-to-head competition between cable providers scarcely exists. Rather, cable providers face competition in the MVPD retail market from two nationwide DBS providers as well as traditional telecom providers that recently have entered local MVPD markets with IP-enabled video services. And as observed above, consumers also have video viewing options such as broadcast TV and Internet-delivered video services.

____________________
28 Estimates and information referenced in this paragraph are drawn from Comcast Corporation and Time Warner Cable, Inc., Applications and Public Interest Statement, MB Docket No. 14-57.

Comcast and Time Warner Cable do not compete against each other in any local MVPD market. The two cable providers serve separate geographic territories. A merger of the two would not reduce the number of MVPD choices for any consumer.

Agency precedents recognize that horizontal integration-related consumer harm is typically absent in cable provider mergers. As the Commission explained in its Adelphia Order (2006), “[s]ince there are almost no MVPD markets in which seller concentration will increase immediately as a result of the proposed transactions, traditional antitrust analysis of the effects of an immediate increase in seller market power does not apply.”29 And the Commission added: “An important prerequisite for HHI analysis, as described in the Horizontal Merger Guidelines, is that the sellers compete for customers’ business in the same product and geographic market.”30

Given the non-overlap between areas served by cable companies, it should come as little surprise that neither Cablevision’s 2010 acquisition of Bresnan nor Charter Communications’ subsequent acquisition of Bresnan in 2013 elicited any public comments to the FCC in opposition. Both transactions were approved by routine orders of the FCC's Media Bureau.31

There are “vertical” integration aspects of Comcast/TWC that must be considered. By virtue of Comcast's ownership of NBC-U, a merger would mean the integration of NBC-U’s video programming content with Time Warner Cable’s cable video services.

_______________________
29 Adelphia Order, MB Docket No. 05-19, at 40, ¶ 80.
30 Id. at 40, ¶ 80.
31 See In the Matter of Applications of Cablevision Systems, Corporation and Bresnan Communications, LLC, For Consent to Assign Licenses and Transfer Control of Licenses, Public Notice, MB Docket No. 10154 (released September 21, 2010), available at: https://apps.fcc.gov/edocs_public/attachmatch/DA-10-1782A1.pdf; In the Matter of Applications of Charter Communications, Inc. and Bresnan Broadband Holdings, LLC For Consent to Assign Licenses and Transfer Control of Licenses, Public Notice, MB Docket No. 13-77 (released May 14, 2013), available at: https://apps.fcc.gov/edocs public/attachmatch/DA-13-1088A1.pdf.

But Time Warner Cable's ownership of cable video networks is limited. It is not a majority owner of any national cable video network; it only has non-controlling interests in iN Demand and MLB Network.32 And Time Warner Cable does not have ownership interests in any national broadcast TV networks. It bears noting that Comcast sold 17 A&E video networks in 2012. Significantly, Comcast and Time Warner Cable combined would own less cable video programming than Comcast did upon the completion of its merger with NBC-U.

More importantly, and as indicated in Section III, Commission precedents recognize that vertical integration, by itself, generally is positive with respect to producing efficiencies that benefit consumers. As the Adelphia Order explained:

[A]ntitrust law and economic analysis have viewed vertical transactions more favorably than horizontal transactions in part because vertical transactions, standing alone, do not directly reduce the number of competitors in either the upstream or downstream markets. In addition, vertical transactions may generate significant efficiencies.33

Furthermore, the lack of geographic overlap between Comcast and Time Warner Cable appears to offer no merger-specific reason for heightened concerns over the combined entity foreclosing access to OVD programming alternatives. As noted earlier, no consumers in any geographic region face a prospective reduction in the number of MVPDs offering services on account of the merger. To date, no evidence exists of MVPDs offering broadband Internet access services blocking or degrading video services supplied by OVDs. Moreover, competitive and public relations pressures exist that pose disincentives for the combined entity to engage in such conduct.

______________________
32 Estimates and information referenced in this paragraph are drawn from Comcast Corporation and Time Warner Cable, Inc., Applications and Public Interest Statement, MB Docket No. 14-57.
33 Adelphia Order, MB Docket No. 05-19, at 36, ¶ 71.

Finally, the merger poses little concern about the combined entity possessing monopsony power as a wholesale buyer of video programming. Monopsony is an exceedingly rare scenario in which the distributer or retailer is the only outlet for wholesale goods. Here, post-merger existence of monopsony power is rendered unlikely from the outset by the existence of other MVPDs providing direct competition, including two nationwide DBS providers and the telco MVPDs. The existence of an increasing number of Internet-based alternatives for delivery of video programming by OVDs makes monopsony power concerns less likely still.

Furthermore, it’s hardly plausible that the combined entity would be able to actually decrease output of video programming by artificially decreasing its demand for video programming to drive down the costs of wholesale inputs. Negotiations that merely reduce costs for inputs, of course, can benefit consumer welfare. But it’s highly implausible that the combined entity would be able to decrease overall demand in the wholesale video market by purchasing less video programming, given all the alternative outlets. One MVPD’s decision not to make certain content available would not prohibit other distributors from making the same content available – if anything, competitors stand to gain by offering additional content choices.

Also, as Professor Christopher Yoo, a member of the Free State Foundation’s Board of Academic Advisors, explained, monopsony claims would have to overcome a “potentially insuperable obstacle”:

On two occasions, the FCC attempted to institute rules prohibiting cable operators from controlling more than 30% of the nation’s multichannel video subscribers in order to protect the interests of video programmers. On both occasions, the courts invalidated the rules because the FCC’s rationale for imposing the 30% limit was arbitrary and capricious. In both cases, the court indicated that the available evidence suggested that cable operators could control much larger shares of the national market without harming video programmers, driven largely by the advent of competition from direct broadcast satellite (DBS) providers, such as DIRECTV and the Dish Network. Given that the merging parties have committed to reduce their holdings so that the resulting company will control no more than 30% of the national market, these court decisions essentially foreclose arguments that anticompetitive harms to video programmers would justify blocking the merger.34

VI. Conclusion

For the foregoing reasons, the Commission should act in accordance with the views expressed herein.

Respectfully submitted,

Randolph J. May
President

Seth L. Cooper
Senior Fellow

Free State Foundation
P.O. Box 60680
Potomac, MD 20859
301-984-8253
August 21, 2014

____________________
34 Testimony of Christopher S. Yoo, Hearing: “Examining the Comcast-Time Warner Cable Merger and the Impact on Consumers, “U.S. Senate Committee on the Judiciary (April 9, 2014) (citing Comcast Corp. v. FCC, 579 F.3d 1, 6-8 (D.C. Cir. 2009), Time Warner Entm’t Co. v. FCC, 240 F.3d 1126, 1132 (D.C. Cir. 2001)), available at : http://www.judiciary.senate.gov/imo/media/doc/04-09-14YooTestimony.pdf.

Comments of

Larry Downes1, Project Director
Georgetown Center for Business and Public Policy

In the Matter of

Applications of Comcast Corporation and Time Warner Cable Inc. for Consent to Assign or
Transfer Control of Licenses and Applications, MB Docket No. 14-57

August 22, 2014

Ms. Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: Applications of Comcast Corporation and Time Warner Cable Inc. for Consent to Assign or Transfer Control of Licenses and Applications, MB Docket No. 14-57

Dear Ms. Dortch:

I write in support of the proposed applications and the pending transaction between Comcast and Time Warner Cable Inc.

I am attaching as appendices copies of several relevant articles I have written on the transaction specifically, as well as papers addressing more generally the rapidly-changing dynamics of the Internet, voice and video markets. Much of this work is based on my research both with the

_________________________
1 Larry Downes, based in Silicon Valley, is Project Director of the Evolution of Regulation and Innovation project, Georgetown Center for Business and Public Policy, McDonough School of Business, Georgetown University. He is the author of several books on innovation and regulation, including UNLEASHING THE KILLER APP (Harvard Business School Press 1998), THE LAWS OF DISRUPTION (Basic Books 2009) and, most recently, BIG BANG DISRUPTION: STRATEGY IN THE AGE OF DEVASTATING INNOVATION (co-authored with Paul Nunes) (Portfolio 2014).

Georgetown University   Rafik B. Hariri Building  Washington, DC 20057
cbpp@georgetown.edu   http://cbpp.georgetown.edu/   @GeorgetownCBPP

Georgetown Center for Business and Public Policy and in cooperation with the Accenture Institute for High Performance.

As discussed in these articles and below in detail, I believe powerful technological and business forces, poorly understood by most commentators, are driving this transaction. Taken in the proper context, these developments support a finding that the transaction is not only in the public interest but essential not only for customers of both parties but for all consumers:

1.
The Comcast-Time Warner Merger is not a Sign of Strength2 - This article explains why the pending transaction is defensive in nature, aimed at generating economies of scale across the business and improving bargaining power relative to video programmers. This is a necessary response if the two companies are to remain competitive in the face of new and largely unregulated video competition from over-the-top (OTT) video services that are revolutionizing the relevant industries.

2.
Reading the Tea Leaves in the Netflix-Comcast Deal3 – The peering agreement between Netflix and Comcast, I argue, is proof not only that the Internet ecosystem remains healthy and dynamic but also underscores the reality that with the rapid rise of video traffic, continued light-touch regulation of business and technical innovations in network management are essential tools, not signs of apocalyptic failure. I also identify the increased leverage that Netflix has in its dealings with Comcast and other ISPs, and how Netflix has been exercising it. Understanding this reality is relevant because some claim that the deal should not be approved because it will enhance Comcast’s bargaining power in the broadband ecosystem.

3.
Big-Bang Disruption4 - This article introduces the research behind my recent book, and explains how technology-driven disruption has changed the nature of innovation. It calls for new forms of strategic response for incumbents hoping to survive in fast-emerging new markets that threaten existing business models. As noted, incumbents such as Comcast and Time Warner Cable, whose core products are being disrupted and who face regulatory obstacles to responding quickly to changing circumstances, are most at risk.

____________________
2 Larry Downes, The Comcast-Time Warner Merger is Not a Sign of Strength, HARVARD BUSINESS REVIEW, Feb. 18, 2014 available at http://blogs.hbr.org/2014/02/the-comcast-time-warner-merger-is-not-a-sign-of-strength/ .
3 Larry Downes, Reading the Tea Leaves in the Netflix-Comcast Deal, CNET NEWS.COM, March 6, 2014, available at http://www.cnet.com/news/rereading-the-tea-leaves-in-the-netflix-comcast-deal/ .
4 Larry Downes and Paul F. Nunes, Big-Bang Disruption, HARVARD BUSINESS REVIEW, March, 2014, available at http://hbr.org/2013/03/big-bang-disruption/ar/1 .

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu   http://cbpp.georgetown.edu/   @GeorgetownCBPP

4.
Creating a Politics of Abundance to Match Technology Innovation5 – This article reveals the true motives behind “doom and gloom” claims that the U.S. has fallen behind in deploying Internet technologies, and why the opposite reality calls for continued light touch regulation of the relevant industries and incumbent providers.

These attachments cover a variety of topics I believe should prove determinative in the Commission’s review of the transaction. They include:

•
The changing nature of innovation and its impact on markets for voice, video and data in which the parties operate. In an era of rapid innovation, the Commission should assess this deal by reference to a dynamic market where traditional business structures are constantly being attacked by disruptors, and incumbents need to evolve merely to stay competitive.

•
The technical and business evolution of peering, network interconnection, content delivery networks and other forms of network management essential to quickly-evolving consumer demands in Internet access and applications. The Commission should look at the impact of this deal on the relative bargaining power of Comcast and others in the Internet ecosystem, looking at both access providers and content providers. In particular, the Commission should look at the increased bargaining power that Over the Top (OTT) services such as Netflix wield by providing much sought-after content, and how they and other content providers leverage their enormous traffic volumes in negotiations over transit and CDNs with ISPs.

•
The profound transformation of the video market in particular in the face of unprecedented business, technical, and regulatory challenges. The Commission should look at the parallel development, for example, of user-financed, produced and distributed original content in the largely unregulated OTT ecosystem, and the pressure they are putting on regulated MVPDs who cannot experiment with new business models with the same speed or freedom of movement.

That last topic is worth amplifying. There is no doubt that Comcast and Time Warner Cable, along with every other incumbent enterprise in the video market, have powerful incentives to respond to the disruptive challenges presented by an explosion of largely unregulated new businesses offering competing and complementary products and services using the Internet, which has seen cable continuing to lose market share to new competitors.

_______________________
5 Larry Downes, Creating a Politics of Abundance to Match Technology Innovation, FORBES.COM, Jan 3, 2013 , available at http://www.forbes.com/sites/larrydownes/2013/01/03/creating-a-politics-of-abundance-to-match-technology-innovation/.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu   http://cbpp.georgetown.edu/   @GeorgetownCBPP

Behind much of the disruptive innovation in video markets is the exploding availability of increasingly better and cheaper core technology components, a factor largely ignored by most commentators.

Nearly fifty years, Intel co-founder Gordon Moore made a startling but prescient prediction that computing technologies, notably semiconductors, would continue to double in power and capacity every 12-18 months while price held constant, an unprecedented economic phenomenon known as Moore’s Law.6

Thanks to Moore’s Law, it is now the regular and predictable improvements in technology that dominate the market behaviors of both consumers and producers, providing a more potent form of competitive pressure than any strategic moves by traditional rivals or other participants in mature supply chains.

This phenomenon is nowhere more visible than it is in markets for computing, communications, and entertainment.7 The related trends of technology cost deflation and collective consumer behavior have sped up the pace of change for every participant in the video ecosystem. Providers are now racing to compete not so much with each other as with an inevitable future of constant disruption.

Most significantly, these trends have led to the convergence of vastly different forms of content and specialized networks for transporting them onto the single platform of broadband Internet. We now have genuine competition between cable, satellite, fiber, and hybrid networks, all supporting new products and services that combine video, voice, and data.

Rapid engineering improvements are taking place across the board, with infrastructure providers investing billions not only to compete with each other but to meet insatiable consumer demand for more of everything, in more forms and combinations and under more business models.

The lines between video, voice and data have been erased, at least as far as consumers are concerned. We watch “TV” on our tablets, and use social media on our television sets to comment on programming as it airs. Standalone voice is giving way to native video conferencing and other forms of collaboration. Content begun on one device is expected to be available on all

________________________
6 Gordon E. Moore, Cramming more components onto integrated circuits, ELECTRONICS MAGAZINE, April 19, 1965.
7 Larry Downes and John W. Mayo, The Evolution of Innovation and the Evolution of Regulation: Emerging Tensions and Emerging Opportunities in Communications, presented at FCC “Future of Broadband Regulation” workshop, May 29, 2014 (working paper).

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu   http://cbpp.georgetown.edu/   @GeorgetownCBPP

the others, and the network is expected to keep track of where we were, our playlists and favorites, and to recommend related content and interactivity through the cloud.

New platform technologies are adding to the disruption. Both the quality and reach of mobile networks from a variety of providers is expanding, setting up mobile broadband to become a true intermodal competitor for wired broadband in many markets and applications. Cord cutting is a growing phenomenon, except by younger consumers, who never had a cord to cut in the first place.

The question now is whether Comcast and Time Warner Cable have the ability to respond effectively with their own experiments and disruptions. The proposed transaction will enable the combined company to better generate responses and enhance its ability to compete in the long-term as the video market continues its rapid reconfiguration.

The challenges, it should be noted, are both regulatory and technological. Both companies must innovate from within the constraints of a dense thicket of Multichannel Video Programming Distributor (MVPD) regulations that have built up over the last few decades in response to earlier disruptive technologies, including once-experimental technologies for distributing video content over satellite, microwave, coaxial cable, copper, cellular and fiber-optic cable.

To protect important public interests including localism and the preservation of traditional advertising-supported over-the-air broadcast television, Congress, the FCC and the courts have cobbled together a series of compromises that, whatever their continuing value, severely limit the flexibility and adaptability of MVPDs in the face of substantial disruptive innovation in the over-the-top market.

The complex interactions of must-carry, retransmission consent, network nonduplication, the compulsory license and other rules and regulations, and their unintended impact on private negotiations between content providers and MVPDs, constrain the ability of incumbent video providers to innovate. They cannot easily offer more personalized packages of channels, or experiment with new kinds of payment options including ad-supported, on-demand, subscription, “freemium” and others.

Such regulatory constraints are almost entirely absent in the OTT market, which is why we see such remarkable experimentation going on, not only with traditional content but with new forms of user-created programming.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu   http://cbpp.georgetown.edu/   @GeorgetownCBPP

OTT content providers are experimenting with abandon, finding new ways to produce, collect, distribute and monetize a cornucopia of new and old programming. Today, more than 50% of American households subscribe to at least one paid OTT service. OTT providers including Hulu, Netflix, iTunes and Amazon already have larger customer bases than the largest MVPDs, and have begun producing their own proprietary, premium programming. Netflix alone has more than 30 million customers in the U.S.

The result is an expansive new world of video products and services, built on increasingly better and cheaper video production equipment, cloud computing, bootstrapped funding sites including Kickstarter, and new aggregators such as YouTube and Vimeo.

On YouTube alone, users upload 100 hours of original programming every minute, and not all of it about cats. Broadcaster and unaffiliated domain-specific sites, including VSauce (science), Machinima (gaming), and Funny or Die (comedy), are among the most visited sites on the Internet.

Popular channels on these sites support tens of millions of subscribers, and maintain a level of interactivity unheard of in the stagnant world of traditional media. Producers ask the viewers what shows they want to see next, and promptly produce them. Fans share the programming they like on large-scale social networks including Twitter, Reddit, and Facebook.

Fans are also increasingly involved in the funding for new productions. So far, more than 14,000 film and video projects have been successfully funded just on Kickstarter. Seven have been nominated for Oscars, while hundreds of others have premiered theatrically or at major festivals. A Kickstarter-based project to revive the televisions series “Buffy the Vampire Slayer” raised $6 million, breaking records.8

As traditional markets disappear and customers embrace the disruptors, the strongest incumbents sensibly look to pool their technical strengths as well as their combined customer bases both to compete with new entrants and to broaden the range of engineering and business innovations they can introduce themselves. MVPDs need larger audiences to improve their bargaining position with programmers, and to achieve economies of scale for the content they license. And to participate in—let alone compete with—the expanding universe of OTT services,

__________________
8 Elizabeth Weitzman, Crowdfunding Sites are Making Hard-to-Finance Indie Films Easier to Achieve, THE NEW YORK POST, July 13, 2014, available at http://www.nydailynews.com/entertainment/movies/crowdfunding-indie-films-easier-finance-article-1.1859003.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu   http://cbpp.georgetown.edu/   @GeorgetownCBPP

no MVPD can long survive without the native ability to integrate broadband Internet with produced content.

With the addition of TWC’s customer base, Comcast would have considerably more bargaining leverage with increasingly powerful content providers such as Disney, CBS, and FOX. With the larger scale, the combined company will also be better positioned to experiment with even more innovations, such as Comcast’s X1 platform, which gives customers enhanced interactive TV functionality, improving the combined company’s competitive position relative to OTT providers.

Without the merger, the ability of either company to respond effectively to these challenges will be significantly reduced. In part, this is a function of increased pressure on incumbents from their content suppliers. Consolidation in the content industry (a function of its own disruptive changes) has tipped the balance in carriage negotiations strongly to the side of the producers. There’s little doubt that programming costs, the largest component of variable cost for MVPDs, have grown dramatically in the last several years, perhaps as much as 50%.

For the most popular produced content, MVPDs have little leverage but to accept the terms offered. And while the FCC finds that overall the average price per channel has declined, the number of channels continues to expand, on average from 44 to 150 since 1995.9 Leading content aggregators pressure MVPDs to accept larger bundles of channels at higher prices.10 Premium channels carry premium prices, and are often used as bargaining chips to promote less popular content.

As I explained in a recent article in The Washington Post11:

____________________
9 Larry Downes, Why the Case against the Comcast-Time Warner Cable Merger is Evaporating, CNET NEWS.COM, April 23, 2014, available at http://www.cnet.com/news/why-the-case-against-the-comcast-time-warner-cable-merger-is-evaporating/ . See also Edward Wyatt, As Services Expand, Cable Bill Keeps Rising, THE NEW YORK TIMES, Feb.14. 2014, available at http://www.nytimes.com/2014/02/15/business/media/as-services-expand-cable-bills-keep-rising.html?r=1 (“The most recent F.C.C. study on cable industry prices shows that the average monthly price of expanded basic cable service, which had an average of 150 channels, was $61.63 for the year ended Jan. 1, 2012. That was up from $22.35 for the same tier of service in 1995, when the average expanded basic service had only 44 channels. So while the total cost increased, the price per channel decreased by about 10 cents.”).
10 Alex Sherman, Your Cable Bill is Going up Again, but Forget A La Carte Pricing, BLOOMBERG, Jan. 13, 2013,
available at http://go.bloomberg.com/tech-blog/2013-01-31-your-cable-bills-going-up-again-but-forget-a-la-carte-pricing/
11 Larry Downes, A Tale of Two Video Markets: Welcome to the Post-Aereo World, THE WASHINGTON POST, July 2, 2014, available at http://www.washingtonpost.com/blogs/innovations/wp/2014/07/02/a-tale-of-two-video-markets-welcome-to-the-post-aereo-world/.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu   http://cbpp.georgetown.edu/   @GeorgetownCBPP

For video consumers, as for the residents of Napoleonic Paris and London in Charles Dickens’s classic novel, it is the best of times and the worst of times.

Those who rely on traditional broadcast, cable and satellite television are living in a world where fewer content providers own and control the bulk of the programming, using their leverage to force operators to take ever-larger bundles of channels at higher prices that are passed on to consumers. As much as 60 percent of the average cable bill, for example, goes directly to mega-producers such as Disney, Fox and CBS. The average cable viewer pays nearly $6 just for ESPN, whether they watch it or not.

Trapped by bloated channel packages and limited flexibility, consumers are voting with their feet. Pay TV networks have lost millions of viewers in the last few years, bringing into serious question how much longer its mature model of content aggregation and distribution can last.

Where are consumers going? The Internet, of course. And why not? For those who have cut the cord (or, for a growing segment of younger consumers, never had a cord in the first place), the world is much brighter and the focus far sharper. Much of the network programming they want is available on demand from the programmers’ own Web sites, or from virtual bundlers including Hulu, Amazon, Apple and Netflix, either for free or at a fraction of the cost of a standard cable subscription, offered through customizable a la carte, subscription, and ad-supported options.

But beyond content traditionally available from cable, satellite or broadcast, a vast new world of video has opened up, built on increasingly better and cheaper video production equipment, cloud computing, bootstrapped funding sites including Kickstarter, and new aggregators such as YouTube and Vimeo. On YouTube alone, users upload 100 hours of original programming every minute, and not all of it about cats.

Popular channels on these sites support tens of millions of subscribers, and maintain a level of interactivity unheard of in the stagnant world of traditional media. Producers ask the viewers what shows they want to see next, and promptly produce them. Fans share the programming they like on large-scale social networks including Twitter, Reddit, and Facebook.

As I also noted in the Post article, in the long-term consolidation in the video market itself will not overcome the unintended constraints on regulated MVPDs imposed by the existing legal

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu   http://cbpp.georgetown.edu/   @GeorgetownCBPP

regime. While I believe the proposed transaction will give a new lease on life to traditional MVPD services, ultimately (and soon) the Commission, in concert with Congress, will need to effect long-stalled regulatory reform to preserve competition inside and outside the traditional video industry.

***

I offer these papers in the hopes they will assist the Commission in recognizing the importance to consumers and the public interest of the swift approval of the pending transaction between Comcast and Time Warner Cable.

Respectfully submitted,

/s/ Larry Downes

Larry Downes, Project Director
Georgetown Center for Business and Public Policy
Evolution of Regulation and Innovation Project

Attachments

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

APPENDICES

1.           The Comcast-Time Warner Merger is not a Sign of Strength

2.           Reading the Tea Leaves in the Netflix-Comcast Deal

3.           Big-Bang Disruption

4.           Creating a Politics of Abundance to Match Technology Innovation

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

Appendix I

The Comcast-Time Warner Merger Is Not a Sign of Strength

by Larry Downes | 9:12 AM February 18, 2014

The announcement late last week of Comcast’s $45 billion merger with Time Warner Cable set off a predictable frenzy of hyperventilating by much of the technology media and self-appointed consumer advocacy groups. The deal, we heard, would be a “disaster for consumers,” and “bad for America.” It would create a “bully in the schoolyard” who could “cement the kind of monolithic monopolies that have plagued cable subscribers all along” and lead to a long-feared “media dystopia.”

But when the smoke clears and the details of the transaction become clear, the merger will reveal itself to be a much simpler affair, one that is much more defensive than it is strategic.

No Harm to Competition

For one thing, thanks to a long history of exclusive municipal franchising regulations that didn’t end until 1992, the two companies don’t overlap in any market—TWC customers will become Comcast customers (and get arguably better technology and service in the process), but no local market will see a decline in the number of competitors.

The combined entity will control thirty percent of total U.S. cable subscriptions, or about 25% of all U.S. homes, nothing close to a monopoly in the legal or any other sense of the word. Still, the deal will receive close scrutiny from both the FCC and antitrust regulators, and could take up to a year to approve. But rejecting it will be hard to justify under current law.

What Industry is Consolidating?

Looking at the merger in terms of continued consolidation within the cable industry, however, misses the bigger picture. There is no cable industry. Cable is just a technology, increasingly one of many, for transmitting information, whether video, voice or data.

Where cable was once the only technology used to distribute television programming—a vast improvement in speed, quality, and quantity over antennas—it now competes with fiber, copper, satellite, and mobile broadband, each with their own pluses and minuses, and each promoted by

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

companies large and small, who together continue to spend heavily to upgrade their assets. (According to the FCC, broadband access providers across technologies have invested over $40 billion a year in capital improvements every year since 1996.)

As formerly siloed content has converged on the all-digital Internet protocols, each of these technologies is now communicating the same bits, often in hybrid networks created to provide for optimized responses to consumers’ insatiable demands for more content in more forms on more devices. Cable systems offer WiFi for mobile access; mobile networks rely on cable, fiber, and even copper for backhaul.

A Tidal Wave of Content

Beyond creating new kinds of competition, the convergence of technologies and content types has put the longstanding and often highly-regulated business practices of all infrastructure providers into an existential crisis as content creators proliferate and rapidly find new markets. That’s because the digital revolution has now made it possible to develop, produce, and distribute information in regular waves of better and cheaper technologies—the pre-conditions for what Paul Nunes and I have called “Big Bang Disruption.”

Today, a hundred hours of new video is uploaded every minute to YouTube alone, much of it from individual producers using technologies that would have cost a fortune only a few years ago. Add in Vimeo and other Internet-based platforms, and crowdsourced funding from companies such as Kickstarter and Indiegogo, and anyone can now create, broadcast, and monetize their own channel. Many of us do.

At the high end, Netflix, HBO, iTunes, and Hulu each have millions of customers. Along with Amazon and other Internet giants, many of these distributors are beginning to produce their own original content. Netflix, which already has far more customers than the post-merger Comcast, just released a new season of its self-produced and Emmy-winning series “House of Cards.” As many as 15% of all Netflix customers watched it on the first day.

This is a true golden age for consumers, who are demanding innovation in both the packaging and pricing of content. Different segments want different channels bundled, others subscription-based, and still others advertiser-supported. We’ve just begun sorting out the new business arrangements for a tidal wave of new content.

No Sign of Strength

Mergers and acquisitions among traditional infrastructure providers is not a sign of their growing power, in other words, but of increased pressure on their traditional business models, another sure sign of Big Bang disruption in process. The multi-front digital onslaught will inevitably generate more consolidation among incumbents, and ultimately the emergence of a new industry structure.

As weaker competitors fail to adapt, the remaining incumbents are likely to increase their market share, as for example when Circuit City and other electronics retailers closed in response to new

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

competition from Amazon and other better and cheaper Internet retailers. Best Buy looked to be a winner, but the real story was about the growing dominance of digital commerce, which continues to squeeze the shrinking number of big box stores.

Likewise, the actual driver of accelerating consolidation among technology and media companies is the growing leverage of content providers large and small.

The average cable subscriber’s monthly bill, for example, includes $5 the operators must pay Disney just for ESPN, whether they want it or not. Beyond ESPN, Disney owns, well, pretty much everything.

Among newer companies, Netflix has already dispatched physical video giants such as Blockbuster. Now, its growing subscriber base and its original programming has changed the equation in negotiations over access to every form of distribution infrastructure.

Last year, for example, the company introduced new high-definition streaming, but only for access providers who meet the requirements of its “Open Connect” program, which requires on-site installation of equipment that gives priority to Netflix traffic.

That’s the sense in which Comcast’s merger with TWC is largely defensive. Since 2005, cable companies have lost ten million subscribers, many to satellite and others to cord-cutters who get all their content from the Internet. So in addition to the obvious economies of scale the larger entity can achieve, a bigger Comcast may have improved bargaining power in negotiations with fast-growing content providers. Some of those rending their garments over the deal argue a bigger Comcast will use the merger to get better prices for its customers for premium programming, an odd argument for consumer advocates to make.

Miles to Go

Beyond consolidation, Comcast, along with other media incumbents, must find new ways to innovate products and services. That was clearly the incentive behind the 2011 acquisition of NBCUniversal, which gave the company access to a massive library of old and new content.

Indeed, those who fear that Comcast’s merger with TWC will upset the balance of power in the dynamic and rapidly-evolving information industry can take solace in both the process and outcome of the more strategic NBCUniversal deal. Regulators took over a year to approve that transaction, and along the way extracted over thirty pages of legally-binding concessions and conditions, many of them unrelated under the most generous reading.

These include protections for producers offering programming for minority communities, low-cost Internet access for low-income homes, and a commitment by Comcast to abide by the FCC’s “Open Internet” rules despite the fact that a federal court last month threw most of them out as wildly exceeding the agency’s legal authority. (Those commitments will now extend to TWC’s customers and markets.)

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

No doubt the advocacy groups, as well as Comcast’s many competitors in the emerging information ecosystem, are drawing up Christmas lists of new conditions even now. Many of them will probably make the final cut when the transaction closes, whenever that is. Hopefully, their unintended side effects won’t wind up making things worse for consumers.

More blog posts by Larry Downes

More on: Competition, Information & technology, Mergers & Acquisitions

Larry Downes

Larry Downes is co-author, with Paul Nunes, of Big Bang Disruption: Strategy in the Age of Devastating Innovation (2014, Penguin Portfolio). His previous books include Unleashing the  Killer App and The Laws of Disruption.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

Appendix II

Rereading the tea leaves in the Netflix-Comcast deal

Commentary - Commentators appear to have assumed the worst about Netflix's recently announced paid peering deal with Comcast. What's the real message in the deal? The Internet isn't broken.

by Larry Downes - March 6, 2014 11:38 AM PST

Netflix

Ever since Netflix and Comcast announced an interconnection agreement aimed at improving streaming performance for Netflix users, commentators have been trying to read the tea leaves to determine what -- if anything -- this deal says about the future of the Internet and network relationships.

A few, including Dan Rayburn on Seeking Alpha, have hailed the agreement as a sign of the continued health of this largely unregulated market. (According to the multinational Organization for Economic Co-Operation and Development, more than 99 percent of interconnection deals are so straightforward that they're agreed to without a written contract.)

But most of the coverage of the brief announcement from Comcast and Netflix instead saw foreboding dark clouds between the undisclosed lines of the deal.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

The Washington Post, for example, saw it as the beginning of the end for backbone providers such as Cogent, who would be displaced by direct connections between large content providers and ISPs (Internet service providers). While noting that this might make the Internet more efficient, the Post said the Netflix-Comcast deal could also make the Internet less competitive since there are many competing backbone providers, like Cogent, but only a few big ISPs.

Meanwhile, The Wall Street Journal implied that Netflix, whose customers were recently experiencing declining streaming performance, had no choice but to give in to Comcast's demands. Over on The Verge, the headline reporting the agreement was even clearer, if crude: "The Internet is Fucked."

On the one hand, it's understandable that critics of the deal are both confused and conflicted. Like nearly all peering agreements, neither the negotiations nor the terms of the Netflix-Comcast agreement have been made public. The very brief announcement has become something of a Rorschach test, allowing anyone who interprets it to impose their own preferred narrative, positive or negative, on a deal that, frankly, no one knows much about.

One important aspect of the arrangement, however, became clearer this week when Netflix Chief Financial Officer David Wells, speaking at a San Francisco communications conference, confirmed that the company is not paying Comcast significantly more for direct access to its networks than it was previously paying to a range of providers of content delivery networks (CDNs) and backbone services.

Indeed, the company may actually be saving money with the new direct connection, as well as improving the performance of its service for customers who access it through Comcast's Internet service. One analyst calculated the fee Netflix is paying Comcast at $12 million per year, which would, if correct, mean Netflix was getting bargain basement pricing for transit.

Wells was specific in confirming that whatever the cost of the Comcast arrangement, it would have zero impact on revenue forecasts previously made to Netflix investors.

That's a far cry from earlier reports that simply assumed the unstated costs of the deal would translate to higher prices for consumers. In fact, whether Netflix is paying Comcast the same or less for the direct connection than it previously paid to intermediaries, the amount represented by the deal is too trivial to affect the cost Netflix charges users for access to its service.

Netflix's growing leverage is the best Net neutrality rule

The Internet is saved, at least for now.

In fact, the interconnection deal with Comcast -- and possible similar deals that may be in the works with other large ISPs -- reflects, if anything, Netflix's growing leverage. As its user base has grown to over 44 million and its share of Internet traffic reaches, at peak viewing periods, up to 30 percent of total network activity, the company's bargaining position in all manner of business dealings has increased.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

Now that the company's original programming, including the release of a new season of its popular series "House of Cards," has become essential, ISPs have little to gain from offering anything but the best terms to rapidly-evolving video content giants.

Netflix, in fact, has been flexing its new competitive muscle for some time. In January 2013, the company began pushing its Open Connect Content Delivery Network, the proprietary CDN it developed exclusively for its own content. The technology was developed and deployed largely in Europe, but in 2013 the company tried to speed up adoption in the US by announcing that only ISPs who met the technical and business requirements Netflix was offering would be allowed access to new SuperHD and 3D programming.

That restriction led some, including GigaOm's Paul Sweeting, to accuse Netflix of performing a kind of "Net neutrality jujitsu." Instead of an ISP blocking content, now it was a content provider doing the blocking, holding its own customers hostage in a gambit to get better terms than other CDNs for connections and co-location of its equipment at the ISPs' key distribution points.

As I wrote at the time, however, the early squabbles over Open Connect merely demonstrated how quickly networks were adapting to the onslaught of high-bandwidth video content, and how wise the Federal Communications Commission had been to exclude such arrangements from its 2010 Open Internet order.

Most of that order was rejected in January by a federal appellate court as exceeding the FCC's legal authority. But new FCC Chairman Tom Wheeler has now launched a proceeding to try again, grounding a new set of so-far unannounced Net neutrality rules on a different provision of the Communications Act that the court suggested might support them.

Netflix's repeated acknowledgments that it can achieve favorable terms for Open Connect with ISPs, including Comcast, without incurring significant costs that affect either consumers or investors, should give Wheeler pause. The Internet ecosystem is and remains dynamic. When transit disputes occur, they are resolved quickly, and without the need for slow-moving courts and regulatory agencies either to set the rules or to enforce them.

The system could, of course, break down in the future. If so, the nature and timing of that failure can hardly be known today. "Prophylactic" rules (as the FCC repeatedly called its 2010 effort) will almost certainly be addressed to the wrong problems, and are likely instead to generate both unnecessary costs and unintended negative consequences of their own.

Even without enforceable rules from the FCC, in fact, antitrust and anticompetitive laws can and are applied to the Internet ecosystem by both the Department of Justice and the Federal Trade Commission. They have been the regulatory cop on the beat both before and after the FCC's ill-fated effort to wade into the thicket. So far, they seem to be providing all the incentive industry participants have needed to keep the Internet market working as well as any.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

The Internet isn't dead. It isn't broken. That's the real message of the Netflix-Comcast deal, which simply doesn't fit the alternative narrative of its critics and the alternative reality in which they live.

About the author
Larry Downes

Larry Downes is an author and project director at the Georgetown Center for Business and Public  Policy. His new book, with Paul Nunes, is “Big Bang Disruption: Strategy in the Age of Devastating Innovation.” Previous books include the best-selling “Unleashing the Killer App:  Digital Strategies for Market Dominance.” See full bio

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

Appendix III

Attached as a separate PDF file

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

Appendix IV

Creating a "Politics of Abundance" to Match

Technology Innovation

Larry Downes

Contributor
A provocative new book by two former federal regulators urges President Obama to adopt policies more closely aligned with the power of Moore’s Law, in which key measures of computing performance double every two years while price holds constant.

The book, “The Politics of Abundance,” (Odyssey Editions 2012) was published soon after the President won a second term last year. Its broad ambition and optimism are well-captured in its subtitle: “How Technology can Fix the Budget, Revive the American Dream, and Establish Obama’s Legacy.”

Authors Reed Hundt and Blair Levin argue from a unique vantage point, with deep immersion in both the policy and business end of technology deployment. Hundt is a former Chairman of the Federal Communications Commission and is now CEO of the non-profit Coalition for Green Capital. Levin was the principal author of the FCC’s 2010 National Broadband Plan and is currently executive director of Gig.U, a consortium of universities working to encourage deployment of ultra high-speed broadband networks in university towns.

According to Hundt and Levin, it was the technology-friendly policies of the Clinton-Gore White House that “enabled” the creation of the Internet economy. “Pursuant to the growth strategy of the Clinton-Gore Administrations,” the authors write, “wireless and the Internet became the platforms for innumerable firms as well as not-for-profit organizations.” (Hundt was appointed Chairman of the FCC by Clinton, where Levin was his chief of staff.) And despite stock market setbacks in 2000 and 2007, those policies led, according to a study by consulting firm McKinsey & Co. cited in the book, to the creation of 2.6 new jobs for every one job lost to efficiency gains.

Now the authors are calling on the Obama Administration, in its second term, to commit itself to similar growth-oriented policies, stimulating private investors to rebuild the nation’s communications and power infrastructures to deliver orders of magnitude more capacity and

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

efficiency; to “double down on what is doubling up” as they put it. With abundant communications and abundant power, they argue, entrepreneurs will be inspired to invent the next generation of killer apps, jump-starting the economy and catapulting the U.S. back to the top in key measures of economic and technological progress.

The high optimism of Hundt and Levin stands in sharp contrast to a lingering dyspepsia in current economic theory. Neo-Malthusians argue that key economic resources remain limited and that market behavior continues to be oriented around maximizing profits by managing scarcity. The authors note specifically the work of economist Robert Gordon and journalist Thomas Byrne Edsall. Gordon, for example, argues that the growth bump of the information age has largely finished. And Edsall’s recent book “The Age of Austerity,” equated increasingly rigid partisan politics with growing scarcity for key resources, including energy.

These pessimistic views—what the authors call the politics of scarcity–have even infected some Silicon Valley leaders. PayPal co-founder Peter Thiel, for example, has argued since the most recent stock collapse that only dramatic new breakthroughs in energy and food production technologies will save the economy from an extended period of Malthusian zero-sum behavior.

Hundt and Levin, at least, fully expect those breakthroughs will arrive, if only the government can create the right incentives for private investors to create the kinds of platforms entrepreneurs require to unleash their creativity.

I’m certainly in their camp on the first half of that equation, at least as far as the information technology revolution. (I’m not qualified to comment on the energy sector or the book’s ambitious recommendations for saving it). Moore’s Law has made it possible to build capacity well ahead of demand at ever-lower costs, leaving entrepreneurs free to concentrate on serving customers rather than worrying about the cost or design of infrastructure needed to deliver their products and services. Which is to say that demand always catches up, and new supply is always available. At least so far.

The authors provide impressive data on the undeniable benefits to consumers of this continuing information revolution. And in that regard, “The Politics of Abundance” also stands in stark and welcome contrast to increasingly noisy doom-and-gloom from both legal academics and self-styled consumer advocates, who argue implausibly that our current communications ecosystem has fallen into 19th century monopolist stagnation, leaving the U.S. wallowing in disgrace with regard to use of technologies largely invented here.

Selectively abusing data (when they bother with data), the “America-last” crowd compare U.S. broadband deployment, pricing, and adoption to that of countries with small geographies, concentrated urban populations, and a long history of government-owned and/or subsidized telecommunications industries. Somehow, contrary to what every consumer with an Android phone, iPad or unfathomable access to diverse programming content experiences every day, they find nothing but misery and despair.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

(What’s especially galling about these fantastical arguments is that the real data isn’t even hard to get. Start with the Organization for Economic Co-Operation and Development’s Broadband Portal to see just how the U.S. really stacks up, assuming national comparisons are even the relevant metric. At the end of 2011, for example, the U.S. had over 85,000,000 fixed and mobile broadband subscriptions, nearly as much as the next three countries—Japan, Germany and France— combined. And that is by no means the only measure on which the U.S. ranked a distant first.)

Delicately plucking the jingoistic heartstrings of lawmakers, the doomsayers call on the White House, Congress, the FCC and state and local regulators to save us from our broadband backwater by taking firm control of the reigns of the Internet ecosystem. Some even argue in favor of nationalizing existing infrastructure, in hopes that doing so will magically build out next generation networks with unlimited mobile bandwidth and fiber optic connections to 100% of the U.S. population, whatever the cost.

Hundt and Levin, however, are having none of this. Twice the percentage of Americans, they note, use the Internet as do the Chinese, and ten times the percentage in India. Every relevant measure of price has declined: “The price of transmitting bits has steadily dropped, as indicated in the falling cost of Internet transit,” they note. The U.S. leads the world in high-speed mobile broadband, with almost twice the number of users of second-place Japan.

And cable providers, the supposed Standard Oil of the 21st century, have “upgraded their networks so that they can now provide 1000 megabits per second to 82 percent of all homes, roughly 40,000 times the speed of narrowband Internet access provided by a telephone line in 1994”– despite the presumed lack of competitive pressure.

(From Reed Hundt and Blair Levin, “The Politics of Abundance”)

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

Indeed, according to a report today in the Wall Street Journal, the cable “monopoly” is facing increased competition in ultra high-speed broadband from new entrants including Verizon, Google Fiber, and a start-up called Gigabit Squared, which is working closely with Levin’s Gig.U. According to the article, “in addition to Verizon FiOS, which is available to 17 million people, primarily in the Northeast, more than 700 rural telephone companies that used to provide slow-speed Internet over copper wires have reinvested in building fiber-to-the-home network.” All without the need for radical government intervention, thanks very much.

We can quibble about how much the Clinton-Gore policies and related legislation, including the largely-deregulatory 1996 Communications Act, actually contributed to the growth of the Internet ecosystem. But Hundt and Levin are surely right that the combination of deregulation and wise use of the executive branch’s bully pulpit played a key role. The moral of the story is also clear: there is much that governments can do to stimulate more innovation with little direct cost to taxpayers.

These include setting an example for industry by being early adopters of more efficient technologies, and of stimulating new thinking with modest challenge grants and prizes. In this regard, the authors include several detailed recommendations, many of which fall into the category of common sense:

1.	Shift government services to the Internet as quickly as possible.
2.	Set “race to the moon goals” for education and health care – using digital technology to deliver a customized educational environment for students and personalized health care for patients.
3.	Allocate some Universal Service funds for challenge grants to encourage better use of grants already used for Internet access in schools and libraries.
4.
Build a robust public safety network using $7 billion allocated last year by Congress, and lease unused capacity to private networks to generate needed revenue to fund on-going operations and improvements.

5.	Encourage more competitive projects along the lines of Google’s high-speed fiber deployment in Kansas City, which generated over a thousand applications.
6.	Reallocate part of the Universal Service “high cost” fund to offer prizes “for firms that find new ways to deliver faster, cheaper broadband to rural areas.”
7.	Consolidate all government spectrum holdings under a single agency, perhaps the Office of Management and Budget, making it easier to determine which frequencies are unused or underutilized.

Hundt and Levin are fully aware of the current budget stalemate and the austere climate in Washington. But the proposed expenditures, at least in communications, are modest. They suggest, for example, $1 billion for states to implement broadband assessment and measurement tools, $3.8 billion for training new computer engineers, and $500 million in subsidies for small businesses who buy employee broadband in high cost areas.

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

Proposed revenue from other recommendations would more than offset these costs. The authors, for example, encourage the government to go beyond existing plans to recover radio frequencies from broadcast television and auction them for use by mobile networks. Consistent with the National Broadband Plan, they believe it essential to reclaim an additional 200 MHz of spectrum. And auctioning that additional spectrum could raise $40 billion for the treasury.

Those of course are only the direct revenues. The bigger point is that nudging Americans into next-generation networks for communications and power will unleash profound entrepreneurial growth, creating jobs and revitalizing the economy. Refilling depleted tax coffers at the federal, state and local levels would be little more than a happy side-effect.

But the authors, unfortunately, have less to say about ways governments large and small can jump-start growth by eliminating existing regulations that no longer contribute any value, but which increasingly slow the very investments in infrastructure for which Hundt and Levin argue so convincingly. Even as the Centers for Disease Control reported last week that less than half of all American homes still have a landline telephone, for example, legacy carriers continue to operate under costly and inefficient “dominant carrier” rules that were developed when landline phone service was a legal monopoly of the Bell System.

Carriers eager to retire legacy copper networks in favor of the fiber and wireless solutions that would natively transmit all information using Internet protocols may still need FCC permission to change or discontinue services even when better and cheaper alternatives are being offered. Hundt and Levin don’t mention it, but it’s no surprise that in its roll-out of fiber-based services in Kansas City, Google recently dropped plans to offer phone service over the new infrastructure, citing regulatory rather than technical obstacles.

“We looked at doing that,” said the Google VP for Access Services. “The cost of actually delivering telephone services is almost nothing. However, in the United States, there are all of these special rules that apply.”

“Special rules” indeed–more like pointless rules. And such overheated regulation isn’t limited to communications. In judging the competing entries from local communities, Google earlier noted that oppressive environmental reporting requirements disqualified every application from cities in its home state of California.

(The FCC has recently begun a process to facilitate rather than impede the transition to what I’ve called “Internet Everywhere.” It has also created a new task force to look for opportunities to accelerate the final stages of Internet convergence. These are small and much-delayed steps in the right direction.)

Beyond the unnecessary cost of legacy regulations, Congress and the FCC must also do more to rein in the inefficient and sometimes corrupt practices of local zoning regulators, who delay or deny applications for new infrastructure investments essential to meeting the exploding demand of mobile broadband users. Not only do these authorities impede efforts by private parties to add

Georgetown University   Rafik B. Hariri Building   Washington, DC 20057
cbpp@georgetown.edu    http://cbpp.georgetown.edu/   @GeorgetownCBPP

additional cell towers, they also unreasonably delay requests to upgrade equipment on existing towers and on the roofs of buildings.

Indeed, the U.S. Supreme Court recently granted review of a lawsuit brought by some local authorities challenging the efforts of the FCC to impose a modest “shot clock” on pending infrastructure applications. If the FCC loses, it will be up to Congress to take action to keep the mobile revolution going.

As Hundt and Levin note, private investors “spent more than $1 trillion to build the digitized, packet-switched, wireless and wired platforms” over the last decade, including increased spending during the worst years of the recession. They would have spent more, had governments and regulators let them do so.

If President Obama is really interested in establishing a “legacy,” as the authors hope, the easiest way would be to get slow-moving governments out of the way of technology innovators who are trying to reinvent the American dream for a new generation.

That, at least, would be the policy agenda with the fewest costs and the greatest benefits.

Georgetown University Rafik B. Hariri Building Washington, DC 20057
cbpp@georgetown.edu http://cbpp.georgetown.edu/ @GeorgetownCBPP

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
444 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

If you want to see the Digital Divide, don't just look to cyberspace. I see the perils of the gaping divide in access here in Kansas City every day. As the President and Co-Founder of Connecting for Good, I work to close the profound gaps in access on a block-by-block, neighborhood-by-neighborhood level by providing access to our community tech centers, low-cost networks and hardware, and free digital literacy classes. According to our calculations, over 70% of Kansas City public school students lack Internet access at home. These students could be shut out from the benefits of broadband access that many of us take for granted. That figure is simply unacceptable if we want to make sure that every student can have a productive and secure future.

Approval of the Comcast - Time Warner transaction can help America's companies and nonprofit organizations close the Digital Divide once and for all. Many of those individuals served by Internet Essentials are no doubt many of the same individuals who are served by my organization. The Internet Essentials program promises to expand broadband infrastructure so that many more low-income Americans can access the online tools and resources they need.

Without access to the internet, those we serve are unable to apply for jobs, connect with family and friends, and gain valuable financial and medical information. Our small organization can only do so much. Comcast already announced the indefinite extension of the program, which was originally temporary. Approval of the proposed transaction makes that step possible in many communities across the country.

The opportunities are too great to pass up. Your approval of the Comcast-Time Warner Cable transaction has the potential to decisively better the lives of many low-income Americans. At Connecting for Good, we do all we can to make the dream of closing the Digital Divide possible.  We ask that you play your part as well.

Sincerely

/s/ Michael Liimatta
President and Co-Founder
Connecting for Good

The City of Pittsburgh and Allegheny County are undergoing a renaissance. New residents, new jobs and new investment are coming in. In many ways, Pittsburgh's South Hills have been on the forefront of these changes.

I serve as Executive of the South Hills Area Council of Governments (SHACOG). Our COG works with 20 member municipalities to coordinate on services, projects, community development and business development. Having strong partnerships with the corporate community will allow us to continue our growth and development. That is why I am writing to support the proposed transaction between Comcast and Time Warner Cable. Comcast has been a long-time investor in our community and the proposed plan would put the company on good footing to continue.

When our members seek to attract a new employer to the area, Comcast helps.

Quality Internet access is a basic requirement for any new business. Comcast's quality service means that our community can compete with any other part of the country.

It is crucial that we have a good relationship with our business partners, and that's why it is so good to work with the Comcast team.

And when our members look for ways to help residents - particularly low-income residents - Comcast helps.

We pride ourselves on great schools, but unfortunately some children don't have the same benefits at home as others. Comcast's Internet Essentials program offers Internet access to families whose children qualify for the federal school lunch program, helping to prevent any children from falling behind because of family income.

Comcast has invested to make the South Hills more competitive, more responsive, and a better place to raise a family.

I am happy to lend my support for a business transaction that will enable Comcast to continue to serve the South Hills well and that allows the company to grow stronger through expansion.

Stanley Louis Gorski
Executive Director

21 August 2014

RE: MB Docket No. 14-57

Dear Chairman & Commissioners,

This year marked the 30th anniversary of the founding of the Black Chamber of Commerce of Orange County California.  Since our founding, we've been working to promote Black enterprise and economic development to promote economic survival, self-determination, and success for all members of the African-American community.  In the past few months, I have learned more about Comcast's good corporate citizenship, and commitment to the welfare and progress of the African-American community.  We look forward to the prospect of Comcast service here in Orange County, and I write to you today in support of the proposed Comcast-Time Warner Cable transaction.

I understand that Comcast has a robust operation here in California already.  I was particularly impressed not just by Comcast’s wide, over 2-million-strong customer base, but by their commitment to the sort of innovation that will improve our business climate for all Californians.  The company has invested almost $10 billion in tech and infrastructure in the state since 1996.  That outstanding commitment makes growth for all sectors possible, including my own community.  The company's most commonly used broadband tier is significantly speedier than that of Time Warner.  The Xfinity hotspot network blankets Comcast-served municipalities, and gives residents and businesses access to speedy service on-the-go.  Comcast's offerings are now all-digital. The company has planned to install that upgrade for its acquired Time Warner Cable markets, like ours.

Our chamber is also interested in growth through competition. In response to hefty investments like those I have outlined above, competitor companies should have every reason to expand the quality of their own services. 1 understand that AT&T has already announced new broadband investment to better compete.

The company's dedication to service to its communities has gone beyond its broadband and cable offerings.  Comcast and its employees engage in sustainable, meaningful partnerships that help empower our communities. The company also has consistently demonstrated a commitment to inclusion and diversity in its hiring practices. Comcast has repeatedly been rated a top place to work for people of color, who make up almost 40% of the company's workforce. The company has clearly been proud to promote African-Americans to leadership positions; people of color accounted for 25% of hirings at the VP level and higher last year.

We hope that this track record of reliable innovative service grounded in inclusive community service and diverse hiring practices is enabled to expand. Please approve that transaction to empower our residents and entrepreneurs here in Orange County.

Respectfully yours,

/s/ Robert V. McDonald
Robert V. McDonald
President, Black Chamber of Commerce of Orange County

September 4, 2014

Mr. Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am pleased to submit a letter in support of the Comcast-Time Warner/Charter Cable Transactions.

For Boys & Girls Clubs, the Comcast Corporation has proven to be a true “corporate community partner” and we have been proud to work with Comcast over many years on behalf of the children of Baltimore City. Our at-risk and high-risk youth face many challenges in Baltimore City and Comcast has partnered with Boys & Girls Clubs in supporting our youth development programs/services, truly helping us to make a difference.

With assistance from Comcast, we have been able to offer important technology/STEM education programs in our Clubs, have been provided low cost internet and cable services in our Clubs and have had Comcast employees volunteer and serve as mentors, positively impacting our children, Clubs and community. We have Comcast personnel serving as volunteer members of our Board of Directors, helping us to set policy, secure vital resources and set the direction of our organization so that we can effectively meet our important mission. Comcast has been an important and significant partner that has worked with us every step of the way to help us guide and support the children who need us most in Baltimore City. As an organization we have made the commitment to support the roll out of Comcast's Internet Essentials project because we strongly believe that internet access is extremely important to families and communities we serve.

There is no question that Comcast has been a strong partner in support of our programs, services and mission on behalf of the children/families we serve. We wholeheartedly support them and the important role they play in communities like ours around the country.

Sincerely,

/s/ Kenneth R. Darden
Kenneth R. Darden
President & CEO

August 26, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch:

It has come to my attention that the FCC is reviewing comments on the proposed transaction with Time Warner Cable Company, and I wanted to write this letter on behalf of Centro Romero to ask you to approve this transaction. Comcast has been a strong corporate partner with Centro Romero, and has a proven track record of commitment when it comes to promoting issues such as community involvement, digital literacy, and inclusion for the Latino community.

Centro Romero is a community-based organization that serves the refugee immigrant population on the northeast side of Chicago. Our long-term organizational goal is to bridge a disenfranchised community of Latino immigrants and refugees into mainstream American society as well as improve their opportunities for upward social mobility. We believe that this goal will be achieved through education and leadership development.

One of the strongest reasons that I support the proposed transaction with Comcast and Time Warner is Comcast’s efforts to promote digital literacy through its Internet Essentials program. Internet Essentials, launched in 2011, offers affordable Internet access at $9.95/month for many low-income families with children who qualify for free lunch under the National School Lunch Program. In today’s information age, Internet access has developed from luxury to necessary right, and Comcast is working to make sure that those in underserved communities gain equal access to broadband. The program has connected over 1.4 million Americans since its launch only 3 years ago, and the company recently announced an indefinite extension of the program.

In Chicago, Internet Essentials has had an amazing impact, and so far over 33,000 people have been activated under the program. Comcast recognized our region’s success by giving Chicago the Gold Medal Recognition award, a 2014 honor for the top 15 regions in the country in terms of Internet Essentials activations.  As part of this recognition, Comcast donated thousands to Centro Romero to aid our efforts to close the digital divide.  In addition, Comcast made a separate donation this year to support our computer lab, which is used to teach adults basic computer skills and English as a second language, along with job search skills ranging from resume writing to interview preparation. These generous donations are just the most recent examples of Comcast’s amazing involvement with our organization; they build on the company’s 2012 donation that helped us install our Community Computer Lab.

There are millions of families who still do not have access to the Internet, or affordable means to gain that access.  If the proposed transaction were to be approved, Comcast would be able to bring Internet Essentials to communities in currently held Time Warner markets, providing millions of families with the chance to join Internet Essentials.  Cities like Los Angeles, Dallas, and New York would certainly benefit from Comcast’s involvement as Chicago already has benefitted, and I hope the FCC will make a decision that allows Comcast to continue to advance digital literacy nationwide.

Sincerely,

/s/ Daysi J. Funes
Daysi J. Funes
Executive Director

August 25, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

I write today to offer my support of the proposed Time Warner Cable/Comcast transaction. Comcast continues to make a difference in our community through broadband investment and promoting digital literacy. I believe the tools Comcast provides are a major factor to help us lift young people out of poverty. Expanding Comcast to new service areas is an will help our communities even more.

I am the President and CEO of the Boys and Girls Club of Delaware. We are part of a nationwide movement whose mission is to inspire and enable all young people, especially those who need us most, to realize their full potential as productive, responsible, and caring citizens. Our organization serves over 20,000 youth annually – 1 out of every 7 school-aged Delaware children, at 42 Boys & Girls Clubs of Delaware locations across the state.

At our centers, education is truly the focal point of our day. We are the largest licensed provider of before- and after-school care in the state, and our education programs are centered on helping kids keep up with their current school curriculum. Introducing our participants to the latest computer equipment and software is crucial to our efforts, which is where Comcast’s support really kicks in.

Through Comcast’s generous support of our local centers, plus the implementation of broadband adoption programs such as Internet Essentials, we are able to help more kids reach their true potential than ever before. Last year, Comcast awarded a large grant to one of our Club Tech programs at our location in Greater Smyrna. Club Tech is a comprehensive digital literacy program that provides club members with computer training and other technology skills necessary for school and workplace achievement. Participants also study the digital arts, such as web design and digital photography. This grant was a major declaration of Comcast’s support for youth digital literacy as it allowed us to purchase additional hardware and software to further expand the program.

Whether they are in the classroom, at one of our centers, or at home, it is imperative that children today are proficient on the computer. This work needs to continue when our students leave our computer labs, which is where the Internet Essentials program comes in. We serve a very diverse community, and many members qualify for this program that provides low cost computers and Internet access for low-income households. As part of

Internet Essentials, our students can learn skills with us and bring them home to share with their families, while parents can get individual assistance through the free trainings set-up at some of our local libraries and career centers.

This program is truly the first of its kind, and I think it goes without saying that it should be expanded to as many communities as possible.

All Boys and Girls Clubs across the nation have a similar story to ours, yet many are not lucky enough to fall in a Comcast service area. I urge the FCC to approve the proposed TWC/Comcast transaction to spread the wealth of knowledge to more communities that stand to benefit.

Respectfully,

/s/ George Krupanski

George Krupanski
President/CEO
Boys & Girls Clubs of Delaware

August 25, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
444 12th Street, SW
Washington, DC 20554

RE:           MB Docket No. 14-57

Dear Chairman Wheeler and Commissioners:

I write today to offer my support of the proposed Comcast and Time Warner Cable transaction. I am a lifelong resident of suburban Kansas City. I have a long career in public service as an active duty Navy JAG officer, federal agency attorney and litigator and former U. S. Administrative Law Judge. I have lived for the past twenty years in Shawnee, KS where I serve as State Representative of the 18th District in the Kansas House of Representatives.

I won my seat in 2010 by promoting common sense fiscal and social principles in a district in need of greater economic development. These principles guide me to wholeheartedly support the proposed transaction. I know my constituents who are current TWC subscribers will benefit from the wide variety of Comcast's broadband and entertainment offerings and community outreach efforts.

I believe Comcast is a genuine advocate for education. Through programs such as Internet Essentials and Digital Connectors, the company is reaching beyond a corporation's traditional scope to help local low- income schoolchildren and their families connect in the digital age. In Kansas, where Comcast currently serves a small area south of Kansas City, students and families have benefited from the Internet Essentials program. This program provides low cost internet, affordable computers and free internet training to families with children eligible to participate in the National School Lunch Program. If the transaction with TWC is approved, many more qualifying families in existing Time Warner Cable markets will be able to take advantage of the program.

For residents and business owners, Comcast's remarkable developments in advanced video services and high-speed broadband and digital access are very exciting. Comcast’s service will connect us to state-of- the-art video on demand and streaming video options, bringing innovative and stimulating entertainment to our living rooms and beyond. The addition of more Xfinity Wi-Fi hotspots will allow for greater access to the global, digital economy and marketplace than ever before.

Comcast has also proven to be a valuable community partner. As a former JAG corps member who served during the Vietnam era,

I was pleased to learn that, as partners with the "Hiring our Heroes" program, Comcast and NBCUniversal share my strong commitment to hiring veterans at all levels.

In my decades of public service and my current commitment to the residents of Kansas's 18th district, I have worked hard to find solutions that best serve our residents and the future economic outlook of our state. The proposed TWC and Comcast transaction will have an enormously positive impact on all levels of our community. I urge the FCC to swiftly approve this transaction.

Sincerely, /s/ John Rubin Representative John Rubin

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Ms. Dortch:

I am writing to express my support for the proposed transaction between Time Warner Cable and Comcast.

As a former Chair of the Intergovernmental Advisory Committee (IAC) at the FCC, I was part of a fourteen-member committee that represented local and state governments, as well as tribal nations, in FCC matters. Under my leadership, we submitted thirteen written comments and recommendations to the FCC through December 2, 2013. Informed by that experience, it is my belief that Comcast has benefitted, and will continue to benefit, communities around the country.

Promoting broadband digital literacy is critical to close the digital divide in our country. Programs like Comcast's Internet Essentials are vital to ensuring broadband digital literacy continues to grow and thrive for communities of color. By offering discounted broadband to low-income families, Comcast is giving 300,000 families access to resources to which they otherwise would not have.

Studies show that access to the Internet through programs like Internet Essentials not only increases digital literacy, but also increases access to jobs and participation in both human capital-enhancing activities and academic activities. Having a tech-educated workforce is the key to staying competitive and strengthening our economy. Fortunately, over 1.2 million Americans have already taken advantage of the Internet Essentials program, and this transaction would ensure that the program extends to more areas around the country.

I believe that the transaction would benefit communities around the country, especially low-income families, and hope that the Commission will grant its approval. Thank you in advance for your time and consideration.

Sincerely,

/s/ Joyce Dickerson

Councilwoman Joyce Dickerson
Vice Chair Richland County Council
Council District # 2
South Carolina

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, and a definitive joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.